Filed Pursuant to Rule 424(b)(1)
Registration No. 333-144975

PROSPECTUS

MSCI Inc.

CLASS A COMMON STOCK

This prospectus may be used by Morgan Stanley & Co. Incorporated in connection with offers and sales in agency transactions. Such sales may be made at prevailing market prices at the time of sale, at prices related thereto or at negotiated prices.

We will not receive any of the proceeds of the sale of the common stock pursuant to this prospectus.

We are currently majority-owned by Morgan Stanley and, upon completion of our initial public offering, Morgan Stanley will beneficially own 96.6% of our outstanding class B common stock, which will represent approximately 82.78% of the economic interest (or rights of holders of common equity to participate in distributions in respect of the common equity) in us (81.04% if the underwriters’ over-allotment option is exercised in full). See “Risk Factors—Risks Related to This Offering and Our Relationship with Morgan Stanley.”

Holders of class A common stock generally have identical rights to holders of class B common stock, except that holders of class A common stock are entitled to one vote per share while holders of class B common stock are generally entitled to five votes per share on all matters submitted to a vote of shareholders. Holders of class A common stock are generally entitled to vote with the holders of class B common stock as one class on all matters as to which the stockholders are entitled to vote. Following the offering, the shares of class B common stock held by Morgan Stanley will represent approximately 93.47% of the combined voting power of all classes of voting stock (93.02% if the underwriters’ over-allotment option is exercised in full), and Morgan Stanley will be able, among other things, to elect all of our directors, to approve or disapprove amendments to our Amended and Restated Certificate of Incorporation and By-laws, acquisitions and dispositions of assets, mergers and other control decisions and to control our dividend policy and access to capital. Each share of class B common stock is convertible, under certain circumstances, into one share of class A common stock. See “Arrangements Between Morgan Stanley and Us” and “Description of Capital Stock.”

Our class A common stock has been approved for listing on the New York Stock Exchange under the symbol “MXB.”

Investing in the class A common stock involves risks. See “ Risk Factors” beginning on page 14.

The Securities and Exchange Commission and state securities regulators have not approved or disapproved these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

MORGAN STANLEY

November 14, 2007

In this prospectus, “MSCI,” the “Company,” “we,” “us” and “our” refer to MSCI Inc. and its consolidated subsidiaries. You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. We are offering to sell, and seeking offers to buy, shares of class A common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of the class A common stock.

We own or have rights to use trademarks, trade names and service marks that we use in conjunction with the operation of our business, including, but not limited to: @CREDIT, @ENERGY, @INTEREST, ACWI, Alphabuilder, Barra, Barra One, BarraOne, EAFE, FEA, GICS, IndexMap, Market Impact Model, MSCI, ProStorage, TotalRisk, VaRdelta and VaRworks. All other trademarks, trade names and service marks included in this prospectus are the property of their respective owners.

Until December 9, 2007 (25 days after the date of this prospectus), all dealers that buy, sell or trade our class A common stock, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus. This summary does not contain all of the information that you should consider before deciding to invest in our class A common stock. You should read this entire prospectus carefully, including the “Risk Factors” section and the consolidated financial statements and notes thereto, before making an investment decision.

We have restated the consolidated financial statements for the years ended November 30, 2002, 2003, 2004, 2005 and 2006. See note 20 to our audited consolidated financial statements for the years ended November 30, 2004, 2005 and 2006 included in this prospectus for information regarding the restatement. Accordingly, certain amounts and explanations included in this prospectus have been amended to reflect this restatement.

MSCI

The Company

We are a leading provider of investment decision support tools to investment institutions worldwide. We produce indices and risk and return portfolio analytics for use in managing investment portfolios. Our products are used by institutions investing in or trading equity, fixed income and multi-asset class instruments and portfolios around the world. Our flagship products are our international equity indices marketed under the MSCI brand and our equity portfolio analytics marketed under the Barra brand. Our products are used in many areas of the investment process, including portfolio construction and optimization, performance benchmarking and attribution, risk management and analysis, index-linked investment product creation, asset allocation, investment manager selection and investment research.

Our clients include asset owners such as pension funds, endowments, foundations, central banks and insurance companies; institutional and retail asset managers, such as managers of pension assets, mutual funds, exchange traded funds (“ETFs”), hedge funds and private wealth; and financial intermediaries such as broker-dealers, exchanges, custodians and investment consultants. We have a client base of over 2,900 clients across 63 countries. Our clients include the 25 largest firms managing assets globally, measured by assets under management as published in October 2007 by Nelson MarketPlace, a leading provider of information to the global investment community. We have 19 offices in 15 countries to help serve our diverse client base, with approximately 51% of our clients in the Americas, 34% in Europe, the Middle East and Africa (“EMEA”), 9% in Japan and 6% in Asia (not including Japan), based on fiscal year 2006 revenues.

Our principal sales model is to license annual, recurring subscriptions to our products for use at specified locations by a given number of users for an annual fee paid upfront. The substantial majority of our revenues comes from these annual, recurring subscriptions. Over time, as their needs evolve, our clients often add product modules, users and locations to their subscriptions, which results in an increase in our revenues per client. Additionally, a rapidly growing source of our revenues comes from clients who use our indices as the basis for index-linked investment products such as ETFs. These clients commonly pay us a license fee based on the investment product’s assets.

We have experienced growth in recent years with operating revenues, operating income and net income increasing to $268.2 million, $89.1 million and $62.9 million, or by 17%, 18% and 13%, respectively, in the nine months ended August 31, 2007 compared to the nine months ended August 31, 2006, and to $310.7 million, $83.3 million and $71.4 million, or by 12%, 13% and 31%, respectively, in the fiscal year ended November 30, 2006 compared to the fiscal year ended November 30, 2005.

We were a pioneer in developing the market for international equity index products and equity portfolio risk analytics tools. Our research organization over time has accumulated an in-depth understanding of the investment process worldwide. We monitor investment trends and their drivers globally, as well as analyze product specific needs in areas such as indexing, risk forecasting, portfolio optimization, performance attribution and value-at-risk simulation. Based on this wealth of knowledge, we have created and continue to develop, enhance and refine sophisticated index construction methodologies and risk models to meet the growing, complex and diverse needs of our clients’ investment processes. Our models and methodologies are the intellectual foundation of our business and include the innovative algorithms, formulas and analytical and quantitative techniques that we use, together with market data, to produce our products. Our long history has allowed us to build extensive databases of proprietary index and risk data, as well as to accumulate valuable historical market data, which we believe would be difficult to replicate and which provide us with a substantial competitive advantage.

Today, our primary products consist of equity indices, equity portfolio analytics and multi-asset class portfolio analytics. We also have product offerings in the areas of fixed income portfolio analytics, hedge fund indices and risk models, and energy and commodity asset valuation analytics. Our products are generally comprised of proprietary index data, risk data and sophisticated software applications. Our index and risk data are created by applying our models and methodologies to market data. Our clients can use our data together with our proprietary software applications, third-party applications or their own applications in their investment processes. Our software applications offer our clients sophisticated portfolio analytics to perform in-depth analysis of their portfolios, using our risk data, the client’s portfolio data and fundamental and market data. Our products are marketed under three leading brands: MSCI, Barra and FEA.

Our MSCI-branded equity index products are designed to measure returns available to investors across a wide variety of markets (e.g., Europe, Japan or emerging markets), size segments (e.g., small capitalization or large capitalization), style segments (e.g., growth or value) and industries (e.g., banks or media). We currently calculate over 100,000 equity indices daily. Our most widely used equity indices are the MSCI International Equity Indices, in particular the well-known MSCI EAFE (Europe, Australasia and Far East), MSCI World and MSCI Emerging Markets Indices. The MSCI EAFE Index is licensed as the basis of the iShares MSCI EAFE Index Fund, the second largest exchange traded fund in the world with over $46 billion of assets as of August 31, 2007. Approximately 2,100 clients worldwide subscribe to our equity index products for use in their investment portfolios and for market performance measurement and analysis. The performance of our equity indices is also frequently referenced when selecting investment managers, assigning return benchmarks in mandates, comparing performance and providing market and academic commentary.

Our Barra-branded equity portfolio analytics products assist investment professionals in analyzing and managing risks and returns for equities at both the asset and portfolio level in major equity markets worldwide. Barra equity risk models identify and analyze the factors that influence equity asset returns and risk. Our most widely used Barra equity products utilize our fundamental multi-factor equity risk model data to help our clients construct, analyze, optimize and manage equity portfolios. Approximately 800 clients worldwide subscribe to our equity portfolio analytics products. Asset owners often request Barra risk model measurements for portfolio risk and tracking error when selecting investment managers, prescribing investment restrictions and assigning investment mandates.

Our Barra-branded multi-asset class portfolio analytics products are also based on our proprietary fundamental multi-factor risk models, value-at-risk methodologies and asset valuation models. These products offer a consistent risk assessment framework for managing and monitoring investments in multiple asset classes across an organization. They enable clients to analyze portfolios and identify and manage potential risks from equities, fixed income, derivatives contracts such as futures and swaps and alternative investments such as commodities and hedge funds. The products allow clients to identify the drivers of risk and return across their investments, run optimization programs, produce daily risk reports, perform pre-trade analysis, evaluate and monitor managers and investment teams across asset classes and analyze correlations across a group of selected portfolios.

We also offer fixed income portfolio analytics, hedge fund indices and risk models, and energy and commodity asset valuation analytics.

Growth Strategy

We believe we are well-positioned for significant growth worldwide and have a multi-faceted growth strategy that builds on our strong client relationships, products, brands and integral role in the investment process. The number, diversity, size, sophistication and amount of assets held in investment institutions that own, manage and direct financial assets have grown significantly in recent years. These investment institutions increasingly require sophisticated investment management tools such as ours to support their complex and global investment processes.

The principal elements of our growth strategy are:

•	Client Growth

•

Increase product subscriptions and users within our current client base. Many of our clients worldwide use only one or a limited number of our products, and we believe there are substantial opportunities to cross sell our other investment decision support tools.

•

Expand client base in current client types. We plan to add new clients by leveraging our brand strength, our products, our broad access to the global investment community and our strong knowledge of the investment process.

•

Expand into client types in which we are underrepresented. We plan to expand into client types in which we do not currently have a leading presence. In particular, we intend to continue to focus on increasing the number of hedge fund managers using our products.

•

Expand global presence. We intend to leverage our brands, reputation and products to expand and gain more clients in selected markets where we currently have a limited presence, including parts of Asia, the Middle East, Eastern Europe and Latin America.

•	Product Growth

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Create innovative new product offerings and enhancements. In order to maintain and enhance our leadership position, we plan to introduce innovative new products and enhancements to existing products. We maintain an active dialogue with our clients in order to understand their needs and anticipate market developments.

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Expand our presence across all asset classes. We believe our well-established reputation and client base in the equity area as well as our experienced research staff provide us with a strong foundation to become a leading provider of tools for investors in multi-asset class portfolios and other asset classes such as fixed income.

•

Expand our capacity to design and produce new products. We intend to increase our investments in new model research, data production systems and software application design to enable us to design and produce new products more quickly and cost-effectively.

•

Growth Through Acquisitions. We intend to actively seek to acquire products, technologies and companies that will enhance, complement or expand our product offerings and client base, as well as increase our ability to provide investment decision support tools to equity, fixed income and multi-asset class investment institutions.

Competitive Advantages

We believe our competitive advantages include the following:

•

Strong brand recognition. Our indices, portfolio analytics and energy and commodity asset valuation analytics, marketed under the MSCI, Barra and FEA brands, respectively, are well-established and recognized throughout the investment community worldwide. We are an industry leader in international equity indices and equity portfolio analytics tools worldwide.

•

Strong client relationships and deep understanding of their needs. Our approach to product development, dedication to client support and range of products have helped us build strong relationships with investment institutions around the world. We believe the skills, knowledge and experience of our research, software engineering, data management and production and product management teams enable us to develop and enhance our models, methodologies, data and software applications in accordance with client demands and needs.

•

Client reliance on our products. Many of our clients have come to rely on our products in their investment management processes, integrating our products into their performance measurement and risk management processes, where they become an integral part of their daily portfolio management functions. In certain cases, our clients are requested by their customers to report using our tools or data.

•

Sophisticated models with practical applications. We have invested significant time and resources for more than three decades in developing highly sophisticated and practical index methodologies and risk models that combine financial theory and investment practice.

•

Open architecture and transparency. We have an open architecture philosophy. Clients can access our data through our software applications, third-party applications or their own applications. In order to provide transparency, we document and disclose many details of our models and methodologies to our clients so they can better understand and utilize the tools we offer.

•

Global products and operations. Our products cover most major investment markets throughout the world. For example, our international equity indices cover 56 countries, spanning both developed and emerging market countries. In addition, we produce equity risk data for 42 countries and an integrated multi-asset class risk model that covers 56 equity markets and 46 fixed income markets. Our clients are located in 63 countries and our employees are located in 15 countries in order to maintain close contact with our clients and the international markets we follow.

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Highly skilled employees. Our workforce is highly skilled, highly technical and, in some instances, highly specialized. In particular, our research and software application development departments include experts in advanced mathematics, statistics, finance, portfolio investment and software engineering, who combine strong academic credentials with market experience.

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Extensive historical databases. We believe our substantial and valuable databases of proprietary index and risk data, including over 35 years of certain index data history and over 30 years of certain risk data history, would be difficult and costly for another party to replicate. Historical data is a critical component of our clients’ investment processes, allowing them to research and back-test investment strategies and analyze portfolios over many investment and business cycles and under a variety of historical situations and market environments.

Our Corporate Information

Our principal executive offices are located at Wall Street Plaza, 88 Pine Street, New York, New York 10005 and our telephone number is (212) 804-3900. Our website address is www.mscibarra.com. Our website and the information contained therein or connected thereto shall not be deemed to be incorporated into this prospectus or the registration statement of which it forms a part.

Share Reclassification

Currently, we have one class of common stock outstanding. Each share of our outstanding common stock will be reclassified into 2,861.235208 shares of class B common stock, par value $0.01 per share, in connection with this offering. We also plan to amend our certificate of incorporation (“Amended and Restated Certificate of Incorporation”) and by-laws (“By-laws”) and increase our total authorized number of shares of capital stock. After the offering, we will have no outstanding preferred stock and two classes of common stock. In this prospectus, we refer to all of these actions together as the “Reclassification.” The Reclassification will take place immediately prior to the closing of this offering. Except where otherwise noted, the description of the terms of our charter documents in this prospectus reflects the terms of those documents as they will exist following the Reclassification. Except where otherwise noted in the historical data presented in the accompanying financial statements and elsewhere in this prospectus, we have revised the per share data for common stock to reflect the effect of the Reclassification.

In this offering, we are selling shares of class A common stock, which will generally have fewer votes per share than our class B common stock. Under the terms of our Amended and Restated Certificate of Incorporation, one of the features of the class B common stock will be that any holder of shares of class B common stock will have the right to convert those shares into shares of class A common stock at any time prior to a tax-free distribution of the shares held by Morgan Stanley to its shareholders or securityholders (including a distribution in exchange for Morgan Stanley shares or securities) or another similar transaction intended to qualify as a tax-free distribution under Section 355 of the Internal Revenue Code of 1986, as amended (the “Code”), or any corresponding provision of any successor statute (a “Tax-Free Spin-Off”). In addition, prior to any Tax-Free Spin-Off, under the Amended and Restated Certificate of Incorporation, shares of class B common stock can only be transferred to Morgan Stanley, Capital Group International, Inc. (“Capital Group International”) or their respective subsidiaries or affiliates, and any other transfer of such shares will result in the automatic conversion of those shares into shares of class A common stock without any action by the transferor or transferee.

THE OFFERING

Class A common stock offered by us	14,000,000 shares

Over-allotment option	2,100,000 shares

Common stock to be outstanding after this offering:

Class A	14,000,000 shares (16,100,000 shares if the underwriters exercise their over-allotment option in full)

Class B	83,900,000 shares

Total	97,900,000 shares (100,000,000 shares if the underwriters exercise their over-allotment option in full)

Voting rights

The holders of class A common stock, par value $0.01 per share (the “class A common stock”), generally have rights, including as to dividends, identical to those of holders of class B common stock, par value $0.01 per share (the “class B common stock”), except that holders of class A common stock are entitled to one vote per share, representing in the aggregate 3.23% of the combined voting power of all classes of voting stock, and holders of class B common stock are generally entitled to five votes per share, representing in the aggregate 96.77% of the combined voting power of all classes of voting stock. Holders of the class A common stock and the class B common stock generally vote together as a single class, except when amending or altering any provision of our Amended and Restated Certificate of Incorporation or By-laws so as to adversely affect the rights of one class. See “Description of Capital Stock—Common Stock—Voting Rights.” Under certain circumstances, class B common stock may be converted into class A common stock. See “—Relationship with Morgan Stanley” and “Description of Capital Stock—Common Stock—Conversion.”

Use of proceeds

We estimate that the net proceeds to us from this offering will be approximately $229.4 million, based on the initial public offering price of $18.00 per share, after deducting underwriting discounts and commissions and estimated offering expenses payable by us. We intend to use the net proceeds from this offering to pay a portion of the $625.9 million demand note held by Morgan Stanley in connection with the dividend paid on July 19, 2007. On the date of this prospectus, we entered into a new $500.0 million credit facility. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources.” Simultaneously with the completion of this offering, we intend to borrow $425.0 million under the new credit facility and use the net proceeds from the borrowing to pay a portion of the $625.9 million demand note held by Morgan Stanley. The proceeds remaining from this offering after paying the balance of the demand note will be used for general corporate purposes. See “Use of Proceeds.”

Dividend policy

We do not intend to pay dividends on our class A common stock or our class B common stock (collectively, the “common stock”). We intend to retain all available funds for use in the operation and expansion of our business.

Controlling shareholder

Currently, Morgan Stanley owns 96.6% of the outstanding shares of our common stock. Upon completion of this offering, Morgan Stanley will beneficially own 96.6% of the outstanding shares of our class B common stock, which will represent approximately 93.47% of the combined voting power of all classes of voting stock (93.02% if the underwriters’ over-allotment option is exercised in full). For information regarding the relationship between Morgan Stanley and us, see “Arrangements Between Morgan Stanley and Us.”

Risk factors	You should read the “Risk Factors” section of this prospectus for a discussion of factors that you should consider carefully before deciding to invest in shares of our class A common stock.

New York Stock Exchange symbol for class A common stock	“MXB.”

Unless we indicate otherwise, all information in this prospectus:

•

gives effect to the Reclassification and is based on there being no shares of class A common stock and 83,900,000 shares of class B common stock outstanding as of August 31, 2007, after giving retroactive effect to the reclassification of each share of our outstanding common stock into 2,861.235208 shares of our class B common stock in the Reclassification;

•

excludes 13,000,000 shares of class A common stock reserved for issuance pursuant to our equity incentive compensation plan and our independent directors’ equity compensation plan; a substantial portion of which will be granted at the effective time of this offering (for a description of these grants see “Management—Equity Grants”); and

•	assumes no exercise of the underwriters’ over-allotment option.

RELATIONSHIP WITH MORGAN STANLEY

Currently, Morgan Stanley owns 96.6% of the outstanding shares of our common stock. Upon completion of this offering, Morgan Stanley will beneficially own 96.6% of the outstanding shares of our class B common stock, which will represent approximately 93.47% of the combined voting power of all classes of voting stock and 82.78% of the economic interest in us (93.02% and 81.04%, respectively, if the underwriters’ over-allotment option is exercised in full). For as long as Morgan Stanley continues to beneficially own more than 50% of the combined voting power of all classes of voting stock, Morgan Stanley will be able to direct the election of all of the members of our Board of Directors and exercise a controlling influence over our business and affairs, including any decisions with respect to mergers or other business combinations involving us, the acquisition or disposition of assets by us, our approval or disapproval of amendments to our Amended and Restated Certificate of Incorporation and By-laws, the incurrence of indebtedness, the issuance of any additional common stock or other equity securities, the repurchase or redemption of common stock or any preferred stock and the payment of dividends. Similarly, Morgan Stanley will have the power to determine or significantly influence the outcome of matters submitted to a vote of our shareholders, including the power to prevent an acquisition or any other change in control of us, and could take other actions that might be favorable to Morgan Stanley and potentially unfavorable to the class A common shareholders. See “Description of Capital Stock.”

Morgan Stanley has indicated to us that it may, in its discretion, sell all or a portion of its ownership interest in us or may completely divest its ownership in us through a distribution of shares of our common stock to shareholders of Morgan Stanley, including a potential distribution intended to qualify as a Tax-Free Spin-Off. Morgan Stanley has indicated to us that although it appears beneficial for Morgan Stanley to ultimately divest its ownership interest in us, no decision has been made at this time and any definitive decision by Morgan Stanley to reduce its beneficial ownership interest in us will be made in the future on the basis of all of the circumstances existing at such time, including the effect of any such divestiture on Morgan Stanley, the needs and performance of Morgan Stanley, our performance, stock market conditions and other factors. Morgan Stanley is not subject to any obligation, contractual or otherwise, to retain its ownership interest in us, except that we, our executive officers, certain of our directors and Morgan Stanley and Capital Group International, have agreed, subject to certain exceptions and limitations, not to offer, sell, contract to sell or otherwise dispose of any shares of our common stock or any of our securities that are substantially similar to shares of our common stock for a period of 180 days after the date of this prospectus without the prior written consent of Morgan Stanley & Co. Incorporated. There can be no assurance concerning the period of time during which Morgan Stanley will maintain its ownership of our common stock following this offering.

Morgan Stanley will also have the option to purchase in certain circumstances additional shares of our class B common stock and any other capital stock in order to maintain at least 50% of the total value of our stock and at least 80% of the total voting power of our stock and, with respect to shares of nonvoting capital stock, 80% of each outstanding class of such stock.

Holders of class A common stock are entitled to one vote per share and holders of class B common stock are generally entitled to five votes per share. Each share of class B common stock is convertible while held by Morgan Stanley, Capital Group International or any of their subsidiaries or affiliates at such holder’s option into one share of class A common stock. Each share of class B common stock transferred to a person other than Morgan Stanley, Capital Group International or any of their respective subsidiaries or affiliates will automatically convert into one share of class A common stock upon such disposition, except for a disposition effected in connection with a distribution of class B common stock in a Tax-Free Spin-Off. Following any such distribution, shares of class B common stock will no longer be convertible into shares of class A common stock, and will be transferable as class B common stock, retaining their rights to five votes per share. See “Description of Capital Stock.”

For a description of certain provisions of our Amended and Restated Certificate of Incorporation concerning the allocation of business opportunities that may be suitable for both us and Morgan Stanley, see “Description of Capital Stock—Certain Amended and Restated Certificate of Incorporation and By-Law Provisions—Corporate Opportunities.” For other information regarding the relationship between Morgan Stanley and us, see “Arrangements Between Morgan Stanley and Us.”

SUMMARY CONSOLIDATED FINANCIAL AND OTHER DATA

The following table presents our summary historical consolidated financial data for the periods presented and should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and notes thereto included elsewhere in this prospectus. The consolidated statement of income data for the fiscal years ended November 30, 2004, 2005 and 2006 and the consolidated financial condition data as of November 30, 2005 and 2006 are derived from our audited consolidated financial statements included elsewhere in this prospectus. The consolidated statement of income data for the fiscal years ended November 30, 2002 and 2003 and the consolidated statement of financial condition data as of November 30, 2002, 2003 and 2004 are derived from our audited historical consolidated financial statements not included in this prospectus. The consolidated statement of income data for the nine-month periods ended August 31, 2006 and 2007 and the consolidated financial condition data as of August 31, 2006 and 2007 are derived from our unaudited condensed consolidated financial statements which, in our opinion, have been prepared on the same basis as the audited consolidated financial statements and reflect all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of our results of operations and financial position.

The historical financial information presented below may not be indicative of our future performance and does not necessarily reflect what our financial position and results of operations would have been had we operated as a stand-alone company during the periods presented. Results for the nine months ended August 31, 2007 are not necessarily indicative of results that may be expected for the entire year.

The pro forma consolidated statement of income data for the fiscal year ended November 30, 2006 reflect (1) the $973.0 million dividend as if it had been paid on December 1, 2005, (2) the sale by us of 14,000,000 shares of class A common stock pursuant to this offering based on the initial public offering price of $18.00 per share and the application of the estimated net proceeds from this offering to pay a portion of the $625.9 million demand note held by Morgan Stanley as if the initial public offering and the payment of the demand note had occurred on December 1, 2005 and (3) the payment of the balance of the $625.9 million demand note held by Morgan Stanley with the net proceeds from the borrowing under a new credit facility we entered into on the date of this prospectus as if the borrowing under the new credit facility and the payment of the demand note had occurred on December 1, 2005. The pro forma consolidated statement of income data for the nine months ended August 31, 2007 reflects (1) the $973.0 million dividend as if it had been paid on December 1, 2005, (2) the sale by us of 14,000,000 shares of class A common stock pursuant to this offering based on the initial public offering price of $18.00 per share and the application of the estimated net proceeds from this offering to pay a portion of the $625.9 million demand note held by Morgan Stanley as if the initial public offering and the payment of the demand note had occurred on December 1, 2005 and (3) the payment of the balance of the $625.9 million demand note held by Morgan Stanley with the net proceeds from the borrowing under a new credit facility we entered into on the date of this prospectus as if the borrowing under the new credit facility and the payment of the demand note had occurred on December 1, 2005. See “Selected Consolidated Financial Data—Pro Forma Consolidated Statements of Income Data” for a more detailed description of the adjustments and assumptions made for the pro forma consolidated statement of income data.

The pro forma statement of financial condition data as of August 31, 2007 gives effect to this offering based on the initial public offering price of $18.00 per share and the application of the estimated net proceeds from this offering, together with the net proceeds from the borrowing under our new credit facility referred to in the preceding paragraph, to pay the $625.9 million demand note held by Morgan Stanley.

Consolidated Statements of Income Data

	For the Fiscal Year Ended November 30,						Pro Forma for the Fiscal Year Ended November 30,	For the Nine Months Ended August 31,			Pro Forma for the Nine Months Ended August 31,
	2002(2) (as restated)(1)	2003(2) (as restated)(1)	2004(2) (as restated)(1)	2005 (as restated)(1)	2006 (as restated)(1)		2006(3)(5)	2006	2007		2007(3)(5)
	(in thousands, except per share data)

Operating revenues	$83,776	$91,277	$178,446	$278,474	$310,698		$310,698	$229,112	$268,228		$268,228
Cost of services	44,809	44,670	86,432	106,598	115,426		115,426	77,112	92,033		92,033
Selling, general and administrative	23,861	30,082	47,099	70,220	85,820		85,820	57,044	67,884		67,884
Amortization of intangible assets	—	—	14,910	28,031	26,156		26,156	19,617	19,228		19,228

Total operating expenses	68,670	74,752	148,441	204,849	227,402		227,402	153,773	179,145		179,145

Operating income	15,106	16,525	30,005	73,625	83,296		83,296	75,339	89,083		89,083
Interest income	878	924	1,250	8,738	15,482		1,977	10,412	11,711		297
Interest expense	35	131	624	1,864	352		33,339	284	1,856		23,348
Other income (loss)	—	—	(13)	398	1,043		1,043	186	253		253

Interest and other income, net	843	793	613	7,272	16,173	(3)	(30,319)	10,314	10,108	(3)	(22,798)

Income before provision for income taxes, discontinued operations and cumulative effect of change in accounting principle	15,949	17,318	30,618	80,897	99,469		52,977	85,653	99,191		66,285
Provision for income taxes	5,015	5,921	9,711	30,449	36,097		19,221	30,769	36,319		24,374

Income before discontinued operations and cumulative effect of change in accounting principle	10,934	11,397	20,907	50,448	63,372		33,756	54,884	62,872		41,911
Discontinued operations(4)
Income (loss) from discontinued operations	—	—	(84)	5,847	12,699		12,699	1,304	—		—
Provision (benefit) for income taxes on discontinued operations	—	—	(30)	2,054	4,626		4,626	419	—		—

Income (loss) from discontinued operations	—	—	(54)	3,793	8,073		8,073	885	—		—

Income before cumulative effect of change in accounting principle	10,934	11,397	20,853	54,241	71,445		41,829	55,769	62,872		41,911
Cumulative effect of change in accounting principle	—	—	—	313	—		—	—	—		—

Net income	$10,934	$11,397	$20,853	$54,554	$71,445		$41,829	$55,769	$62,872		$41,911

	For the Fiscal Year Ended November 30,						Pro Forma for the Fiscal Year Ended November 30,	For the Nine Months Ended August 31,		Pro Forma for the Nine Months Ended August 31,
	2002(2) (as restated)(1)	2003(2) (as restated)(1)	2004(2) (as restated)(1)	2005 (as restated)(1)	2006 (as restated)(1)		2006(3)(5)	2006	2007	2007(3)(5)
	(in thousands, except per share data)
Earnings (loss) per basic common share(8):
Continuing operations	$0.38	$0.40	$0.37	$0.60	$0.76		$0.34	$0.65	$0.75	$0.43
Discontinued operations	—	—	0.00	0.05	0.10		0.09	0.01	—	—
Cumulative effect of change in accounting principle	—	—	—	0.00	—		—	—	—	—

Earnings (loss) per basic common share	$0.38	$0.40	$0.37	$0.65	$0.86	(3)	$0.43	$0.66	$0.75	$0.43

Earnings (loss) per diluted common share(8):
Continuing operations	$0.38	$0.40	$0.37	$0.60	$0.76		$0.34	$0.65	$0.75	$0.43
Discontinued operations	—	—	0.00	0.05	0.10		0.09	0.01	—	—
Cumulative effect of change in accounting principle	—	—	—	0.00	—		—	—	—	—

Earnings (loss) per diluted common share	$0.38	$0.40	$0.37	$0.65	$0.86		$0.43	$0.66	$0.75	$0.43

Weighted Average shares(8):
Basic	28,612	28,612	56,256	83,900	83,900		97,900	83,900	83,900	97,900
Diluted	28,612	28,612	56,256	83,900	83,900		97,900	83,900	83,900	97,900
Weighted average shares outstanding used in computing earnings (loss) per common share(8):
Basic	28,612	28,612	56,256	83,900	83,900		97,900	83,900	83,900	97,900

Diluted	28,612	28,612	56,256	83,900	83,900		97,900	83,900	83,900	97,900

Consolidated Statements of Financial Condition Data

	As of November 30,					As of August 31,		Pro Forma as of August 31,
	2002 (as restated)(1)	2003 (as restated)(1)	2004 (as restated)(1)	2005 (as restated)(1)	2006 (as restated)(1)	2006	2007	2007(3)(5)
	(in thousands)
Cash and cash equivalents	$20,535	$5,735	$33,076	$23,411	$24,362	$21,576	$21,599	$21,599
Cash deposited with related parties(6)	$40,058	$67,492	$98,873	$252,882	$330,231	$290,185	$51,799	$80,270
Goodwill and intangible assets	—	—	$781,238	$668,539	$642,383	$648,922	$623,155	$623,155
Total assets	$84,822	$123,100	$996,444	$1,047,519	$1,112,775	$1,038,407	$794,842	$823,313
Deferred revenue	$29,553	$53,007	$88,689	$87,952	$102,368	$105,090	$131,416	$131,416
Shareholders’ equity (Accumulated deficit)	$25,616	$36,624	$708,501	$757,217	$825,712	$806,530	$(85,922)	$143,450

Other Data

	For the Fiscal Year Ended November 30,					For the Nine Months Ended August 31,
	2002(2)	2003(2)	2004(2)	2005	2006	2006	2007
	(dollar amounts in thousands)
Operating margin(7)	18.0%	18.1%	16.8%	26.4%	26.8%	32.9%	33.2%

Capital expenditures	$567	$1,231	$2,058	$346	$2,435	$938	$946

(1)	The consolidated financial statements for the years ended November 30, 2002, 2003, 2004, 2005 and 2006 have been restated (see note 20 to our audited consolidated financial statements for the years ended November 30, 2004, 2005 and 2006 included in this prospectus for a discussion of the restatement).
(2)	On June 3, 2004, Morgan Stanley completed the acquisition of Barra, Inc. (“Barra”). The operations of Barra have been included with our results of operations since that date. All information prior to June 3, 2004 does not include the operations of Barra.
(3)	On July 19, 2007, we paid a dividend of $973.0 million, consisting of $325.0 million in cash and $648.0 million of demand notes. On July 19, 2007, we paid in full in cash the $22.1 million demand note held by Capital Group International. On the date of this prospectus, we entered into a new $500.0 million credit facility. Simultaneously with the completion of this offering, we intend to borrow $425.0 million (the full amount of the term loans (as defined herein)) under the new credit facility and use the net proceeds from the borrowing to pay a portion of the $625.9 million demand note held by Morgan Stanley, the balance of which will be paid with the net proceeds from this offering. The proceeds remaining from this offering after paying the balance of the demand note will be used for general corporate purposes. As a result of the dividend and the payment of the demand notes, we expect interest income to be substantially lower and interest expense to be substantially higher in future periods.
(4)	Income (loss) from discontinued operations relates to our interest in POSIT JV, a joint venture that was acquired with the purchase of Barra in 2004. On February 1, 2005, we sold our interest in POSIT JV to our joint venture partner, Investment Technology Group, Inc. (“ITG”) for $90 million. We recorded a pre-tax gain of $6.8 million at the time of sale. As part of the sale agreement, we were entitled to additional royalties for a period of 10 years subsequent to the sale pursuant to an earn-out arrangement, based on fees earned by ITG related to the POSIT system. In September 2006, ITG exercised its option to accelerate the earn-out period by making a lump sum payment to us of $11.7 million. We will receive no further payments pursuant to the earn-out arrangement.

(5)	We made pro forma adjustments to the historical results of operations for the fiscal year ended November 30, 2006 and for the nine months ended August 31, 2007 to show the pro forma effect for the following as if they had occurred on December 1, 2005:
(i)	The reclassification of each share of our outstanding common stock into 2,861.235208 shares of class B common stock.
(ii)	The issuance and sale by us of 14,000,000 shares of class A common stock pursuant to this offering based on the initial public offering price of $18.00 per share.
(iii)	The receipt of proceeds from the $425.0 million borrowing under a new $500.0 million credit facility we entered into on the date of this prospectus.
(iv)	The payment of the $973.0 million dividend (see footnote 3) with the proceeds from (ii) and (iii) above.
The pro forma basic and diluted earnings (loss) per share were calculated using 97,900,000 shares, which represent the number of shares expected to be outstanding after giving effect to the Reclassification plus the number of shares expected to be issued in this offering. The interest expense related to the new credit facility is based on an assumed interest rate of 8.0%. A tax rate of 36.3% was used in calculating the related income tax effect. A 0.125% increase (decrease) in the assumed interest rate would increase (decrease) the interest expense related to the new credit facility by approximately $508,000 for the fiscal year ended November 30, 2006 and by approximately $381,000 for the nine months ended August 31, 2007. See note 21 to our audited consolidated financial statements as of November 30, 2005 and 2006 and for the years ended November 30, 2004, 2005 and 2006 and note 16 to our unaudited condensed consolidated financial statements as of August 31, 2007 and for the nine months ended August 31, 2006 and 2007 included in this prospectus for further information regarding this pro forma calculation.

As described in note 3 above, the dividend consisted of $325.0 million in cash and $648.0 million of demand notes, $22.1 million of which have already been paid and the remaining $625.9 million are expected to be paid with the net proceeds from the shares to be issued in this offering plus the borrowing under our new credit facility.

(6)	Historically, we have deposited most of our excess funds with our principal shareholder, Morgan Stanley, and have received interest at Morgan Stanley’s internal prevailing rates. The funds are payable on demand.
(7)	Operating margin is defined as operating income divided by operating revenues.
(8)	On October 24, 2007, subject to completion of this offering, our Board of Directors approved the Amended and Restated Certificate of Incorporation, which included: (i) authority to issue 850,000,000 shares of stock, consisting of 500,000,000 shares of class A common stock, par value $0.01 per share, 250,000,000 shares of class B common stock, par value $0.01 per share, and 100,000,000 shares of preferred stock, par value $0.01 per share; and (ii) a reclassification of each share of our outstanding common stock into 2,861.235208 shares of class B common stock. All per share computations included in the accompanying consolidated financial statements have been restated to reflect the reclassification.

RISK FACTORS

Investing in our class A common stock involves a high degree of risk. You should carefully consider the following risks and all of the other information set forth in this prospectus before deciding to invest in shares of our class A common stock. If any of the following risks actually occurs, our business, financial condition or results of operations would likely suffer. In such case, the trading price of our class A common stock could decline due to any of these risks, and you may lose all or part of your investment. You should read the section titled “Special Note Regarding Forward-Looking Statements” immediately following these risk factors for a discussion of what types of statements are forward-looking statements, as well as the significance of such statements in the context of this prospectus.

Risks Related to Our Business

If we lose key outside suppliers of data and products or if the data or products of these suppliers have errors or are delayed, we may not be able to provide our clients with the information and products they desire.

Our ability to produce our products and develop new products is dependent upon the products of other suppliers, including certain data, software and service suppliers. Our index and analytics products are dependent upon (and of little value without) updates from our data suppliers and most of our software products are dependent upon (and of little value without) continuing access to historical and current data. We utilize and distribute certain data provided to us by over 160 data sources, including large volumes of data from certain exchanges around the world. If the products of our suppliers have errors, are delayed, have design defects, are unavailable on acceptable terms or are not available at all, our business, financial condition or results of operations could be materially adversely affected.

Some of our agreements with data suppliers allow them to cancel on short notice and we have not completed formal agreements with all of our data suppliers, such as certain exchanges. Many of these data suppliers compete with one another and, to some extent, with us. Termination of one or more of our significant data agreements or exclusion from, or restricted use of, a data provider’s information could decrease the available information for us to use and offer our clients and may have a material adverse effect on our business, financial condition or results of operations.

Although data suppliers and exchanges typically benefit from broad access to their data, some of our competitors could enter into exclusive contracts with our data suppliers, including with certain exchanges. If our competitors enter into such exclusive contracts, we may be precluded from receiving certain data from these suppliers or restricted in our use of such data, which would give our competitors a competitive advantage. Such exclusive contracts would hinder our ability to provide our clients with the data they prefer, which could lead to a decrease in our client base and could have a material adverse effect on our business, financial condition or results of operations.

Some data suppliers may seek to increase licensing fees for providing their content to us. If we are unable to renegotiate acceptable licensing arrangements with these data suppliers or find alternative sources of equivalent content, we may be required to reduce our profit margins or experience a reduction in our market share.

Some of our third-party suppliers also are our competitors, increasing the risks noted above.

Any failure to ensure and protect the confidentiality of client data could adversely affect our reputation and have a material adverse effect on our business, financial condition or results of operations.

Many of our products exchange information with clients through a variety of media, including the Internet, software applications and dedicated transmission lines. We rely on a complex network of internal process and software controls to protect the confidentiality of client data, such as client portfolio data that may be provided to us or hosted on our systems. If we fail to maintain the adequacy of our internal controls, including any failure to implement required new or improved controls, or if we experience difficulties in implementation of our internal controls, misappropriation of client data could occur. Such internal control inadequacies could damage our reputation and have a material adverse effect on our business, financial condition or results of operations.

We have implemented information barrier procedures to protect the confidentiality of the material, non-public information regarding changes to the composition of our indices. If our information barrier procedures fail, our reputation could be damaged and our business, financial condition or results of operations could be materially adversely affected.

We change the composition of our indices from time to time. We believe that, in some cases, the changes we make to our indices can affect the prices of constituent securities and products based on our indices. Our index clients rely on us to keep information about changes to the future composition of an index confidential and to protect against the misuse of that information until the change to the composition of the index is disclosed to clients. We have implemented information barrier procedures to prevent the unauthorized disclosure and misuse of information regarding changes to the composition of our indices. If our information barrier procedures fail and we inadvertently disclose or an individual deliberately misuses information about a change to one of our indices, our reputation may suffer. Clients’ loss of trust and confidence in our information barrier policies and procedures could lead to a negative reputation throughout the investment community, which could have a material adverse effect on our business, financial condition or results of operations.

In addition, certain exchanges permit our clients to list exchange traded funds or other financial products based on our indices only if we provide a representation to the exchange that we have reasonable information barrier procedures in place to address the unauthorized disclosure and misuse of material, non-public information about changes to the composition of our indices. If an exchange determines that our information barrier procedures are not sufficient, the exchange might refuse to list or might delist investment products based on our indices, which may have a material adverse effect on our business, financial condition or results of operations.

Legal protections for our intellectual property rights and other rights may not be sufficient or available to protect our competitive advantages. Third parties may infringe on our intellectual property rights, and pending third-party litigation may adversely affect our ability to protect our intellectual property rights.

We consider certain aspects of our products and processes to be proprietary. We rely primarily on a combination of trade secret, patent, copyright and trademark rights, as well as contractual protections and technical measures, to protect our products and processes. Despite our efforts, third parties may still try to challenge, invalidate or circumvent our rights and protections. There is no guarantee that any trade secret, patent, copyright or trademark rights that we may obtain will protect our competitive advantages, nor is there any assurance that our competitors will not infringe upon our rights. Even if we attempt to protect our intellectual property rights through litigation, it may require considerable cost, time and resources to do so, and there is no guarantee that we would be successful. Furthermore, our competitors may also independently develop, patent or otherwise protect products and processes that are the same or similar to ours. In addition, the laws of certain foreign countries in which we operate do not protect our proprietary rights to the same extent as do the laws of the U.S. Also, some elements of our products and processes may not be subject to intellectual property protection.

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Trademarks and Service Marks—We have registered “MSCI,” “Barra” and “FEA” as trademarks and service marks in the U.S. and in certain foreign countries. We have also registered other product trademarks and certain service marks in the U.S. and in certain foreign countries. When we enter a new geographic market or introduce a new product brand, there can be no assurance that our existing trademark or service mark of choice will be available. Furthermore, the fact that we have registered trademarks is not an assurance that other companies may not use similar names.

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Patents—We currently hold eight U.S. and foreign utility patents and one design patent. We currently have 13 U.S. and foreign utility patent applications pending. Patent applications can be extremely costly to process and defend. There can be no assurance that we will be issued any patents that we apply for or that any of the rights granted under any patent that we obtain will be sufficient to protect our competitive advantages.

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Copyrights—We believe our proprietary software and proprietary data are copyright protected. If a court were to determine that any of our proprietary software or proprietary data, such as our index level data, is not copyright protected, it could have material adverse effect on our business, financial condition or results of operations.

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Confidentiality and Trade Secrets—Our license agreements limit our clients’ right to copy or disclose our proprietary software and data. It is possible, however, that a client might still make unauthorized copies of our proprietary software or data, which could have a material adverse effect on our business, financial condition or results of operations. For example, if a client who licensed a large volume of our proprietary historical data made that information publicly available, we might lose potential clients who could freely obtain a copy of the data. We also seek to protect our proprietary software and data through trade secret protection and through non-disclosure agreements with our employees. However, if an employee breaches his or her non-disclosure agreement and reveals a trade secret, we could lose the trade secret protection, which could have a material adverse effect on our business, financial condition or results of operations. Furthermore, it may be very difficult to ascertain if a former employee is inappropriately using or disclosing our proprietary information. Additionally, the enforceability of our license and non-disclosure agreements and the remedies available to us in the event of a breach vary due to the many different jurisdictions in which our clients and employees are located.

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License Agreements—Our products are generally made available to end users on a periodic subscription basis under a nontransferable license agreement signed by the client. We also permit access to some data, such as certain index information, through the Internet under on-line licenses that are affirmatively acknowledged by the licensee or under terms of use. The enforceability of on-line licenses and terms of use has not been conclusively determined by the courts. There can be no assurance that third parties will abide by the terms of our licenses or that all of our license agreements will be enforceable.

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Pending Third-Party Litigation—There is currently litigation pending in the U.S. and abroad regarding whether issuers of index-linked investment products are required to obtain a license from the index owner or whether companies may issue and trade investment products based on a publicly-available index without the need for permission from (or payment to) the index owner. We are not a party to these suits, but they may have a material impact on our business. In a relevant case last year, a federal appeals court ruled against Dow Jones & Company, Inc. (Dow Jones) and The McGraw-Hill Companies (McGraw-Hill) in their attempt to prevent International Securities Exchange, Inc. from offering options on ETFs based on Dow Jones’ and McGraw-Hill’s indices. If the courts further determine that a license is not required to issue investment products linked to indices, this could have a material adverse effect on our business, financial condition or results of operations. It might also lead to changes in current industry practices such that we would no longer make our index level data publicly available, such as via our website or news media.

Third parties may claim we infringe upon their intellectual property rights.

Third parties may claim we infringe upon their intellectual property rights. Businesses operating in the financial services sector, including our competitors and potential competitors, have in recent years increasingly pursued patent protection for their technologies and business methods. If any third parties were to obtain a patent on an index methodology, risk model or software application, we could be sued for infringement. Furthermore, there is always a risk that third parties will sue us for infringement or misappropriation of other intellectual property rights, such as trademarks, copyrights or trade secrets.

From time to time we receive such notices from others alleging intellectual property infringement or potential infringement. The number of these claims may grow. We have made and expect to continue making expenditures related to the use of technology and intellectual property rights as part of our strategy to manage this risk.

Responding to intellectual property claims, regardless of merit, can consume valuable time, result in costly litigation or cause delays. We may be forced to settle such claims on unfavorable terms, and there can be no assurance that we would prevail in any litigation arising from such claims if such claims are not settled. We may be required to pay damages, required to stop selling or using the affected products or applications or required to enter into royalty and licensing agreements. There can be no assurance that any royalty or licensing agreements will be made, if at all, on terms that are commercially acceptable to us. We may also be called upon to defend partners, clients, suppliers or distributors against such third-party claims under indemnification clauses in our contracts. Therefore, the impact of claims of intellectual property infringement could have a material adverse effect on our business, financial condition or results of operations.

Our use of open source code could impose unanticipated delays or costs in deploying our products, or impose conditions or restrictions on our ability to commercialize our products or keep them confidential.

We rely on open source code to develop software and to incorporate it in our products, as well as to support our internal systems and infrastructure. We monitor our use of open source code to attempt to avoid subjecting our products to conditions we do not intend. The terms of many open source code licenses, however, are ambiguous and have not been interpreted by U.S. courts. Accordingly, there are risks that there may be a failure in our procedures for controlling the usage of open source code or that these licenses could be construed in a manner that could impose unanticipated conditions or restrictions on our ability to commercialize our products. In either event, we could be required to seek licenses from third parties in order to continue offering our products, to make generally available (in source code form) proprietary code that links to certain open source code modules, to re-engineer our products or systems or to discontinue the licensing of our products if re-engineering could not be accomplished on a timely basis. Any of these requirements could materially adversely affect our business, financial condition or results of operations.

We are dependent on the use of third-party software and data, and any reduction in third-party product quality or any failure by us to comply with our licensing requirements could have a material adverse effect on our business, financial condition or results of operations.

We rely on third-party software and data in connection with our product development and offerings. We depend on the ability of third-party software and data providers to deliver and support reliable products, enhance their current products, develop new products on a timely and cost-effective basis, and respond to emerging industry standards and other technological changes. The third-party software and data we use may become obsolete or incompatible with future versions of our products. We also monitor our use of third-party software and data to comply with applicable license requirements. Despite our efforts, there can be no assurance that such third parties may not challenge our use, resulting in our loss of rights or costly legal actions. Our business could be materially adversely affected if we are unable to timely or effectively replace the functionality provided by software or data that becomes unavailable or fails to operate effectively for any reason. In addition, our operating costs could increase if license fees for third-party software or data increase or the efforts to incorporate enhancements to third-party or other software or data are substantial. Some of these third-party suppliers also are our competitors, increasing the risks noted above.

If our products fail to perform properly due to undetected errors or similar problems, it could have a material adverse effect on our business, financial condition or results of operation.

Products we develop or license may contain undetected errors or defects despite testing. Such errors can exist at any point in a product’s life cycle, but are frequently found after introduction of new products or enhancements to existing products. We continually introduce new products and new versions of our products. Despite internal testing and testing by current and potential clients, our current and future products may contain serious defects or malfunctions. If we detect any errors before we release a product, we might have to delay the product release for an extended period of time while we address the problem. We might not discover errors that affect our new or current products or enhancements until after they are deployed, and we may need to provide enhancements to correct such errors. Errors may occur in our products that could have a material adverse effect on our business and could result in: harm to our reputation, lost sales, delays in commercial release, third-party claims, contractual disputes, negative publicity, delays in or loss of market acceptance of our products, license terminations or renegotiations, or unexpected expenses and diversion of resources to remedy errors.

Furthermore, our clients may use our products together with their own software, data or products from other companies. As a result, when problems occur, it might be difficult to identify the source of the problem. Even when our products do not cause these problems, the existence of these errors might cause us to incur significant costs, divert the attention of our technical personnel from our product development efforts, impact our reputation, cause significant client relations problems or result in legal claims against us.

Our revenues and earnings are affected by changes in the capital markets, particularly the equity capital markets.

Clients that use our indices as the basis for certain index-linked investment products, such as exchange traded funds and mutual funds, commonly pay us a fee based on the investment product’s assets. These asset-based fees make up a significant and increasing portion of our revenues. They were 18% of revenues in the nine-month period ended August 31, 2007, 15% in the nine-month period ended August 31, 2006, 15% in the fiscal year ended November 30, 2006 and 14% in the fiscal year ended November 30, 2005. These asset-based fees accounted for 45% of the revenues from our ten largest clients in the fiscal year ended November 30, 2006. Economic uncertainty and volatile capital markets, as well as changing investment styles, may influence an investor’s decision to invest in and maintain an investment in an index-linked investment product. In particular, because our international equity indices are constructed from the perspective of an international investor, our asset-based fees may decrease if investments are directed away from foreign markets and become focused on domestic markets. Additionally, if the performance of a market and the MSCI index that tracks that market decline, the assets of an investment product based on that index may decline as well. Each of these factors could result in the fluctuation in or decline in our asset-based fees, which could have a material adverse effect on our business, financial condition or results of operations.

Our clients that pay us a fee based on the assets of an investment product may seek to negotiate a lower asset-based fee percentage or may cease using our indices, which could limit the growth of or decrease our revenues from asset-based fees.

A portion of our revenues are from asset-based fees and these revenues are concentrated in some of our largest clients. Our clients may seek to negotiate a lower asset-based fee percentage for a variety of reasons. As the assets of index-linked investment products managed by our clients change, they may request to pay us lower asset-based fee percentages. Additionally, as competition among our clients increases, they may have to lower the fees they charge to their clients, which could cause them to try to decrease our fees accordingly. For example, competition is intense and increasing among our clients that provide exchange traded funds. The fees they charge their clients are one of the competitive differentiators for these exchange traded fund managers. Additionally, clients that have licensed our indices to serve as the basis of index-linked investment products are generally not required to continue to use our indices and could elect to cease offering the product or could change the index to a non-MSCI index, in which case our asset-based fees could dramatically decrease, which could have a material adverse effect on our business, financial condition or results of operations.

Our business is dependent on our clients continuing to invest in equity securities. If our clients significantly reduce their investments in equity securities, our business, financial condition or results of operations may be materially adversely affected.

The majority of our revenues comes from our products that are focused on various aspects of managing or monitoring equity portfolios. To the extent our clients’ investment emphasis significantly changes from equity to fixed income securities or multi-asset class or derivative strategies, the demand for our equity products would likely decrease, which could have a material adverse effect on our business, financial condition or results of operations.

Our business is dependent on our clients continuing to measure the performance of their equity investments against equity benchmarks. If our clients discontinue use of equity benchmarks to measure performance, our business, financial condition or results of operations could be materially adversely affected.

Our equity index products serve as equity benchmarks against which our clients can measure the performance of their investments. If clients decide to measure performance on an absolute return basis instead of against an equity benchmark, the demand for our indices could decrease. Any such decrease in demand for our equity index products could have a material adverse effect on our business, financial condition or results of operations.

We must continue to introduce new products and product enhancements to address our clients’ changing needs, market changes and technological developments.

The market for our products is characterized by shifting client demands, evolving market practices and, for some of our products, rapid technological change. Changed client demands, new market practices or new technologies can render existing products obsolete and unmarketable. As a result, our future success will continue to depend upon our ability to develop new products and product enhancements that address the future needs of our target markets and respond to technological and market changes. We may not be successful in developing, introducing, marketing and licensing our new products or product enhancements on a timely and cost effective basis, or at all, and our new products and product enhancements may not adequately meet the requirements of the marketplace or achieve market acceptance. In addition, clients may delay purchases in anticipation of new products or product enhancements.

A limited number of clients account for a material portion of our revenue. Cancellation of subscriptions or investment product licenses by any of these clients could have a material adverse effect on our business, financial condition or results of operations.

For both the nine-month period ended August 31, 2007 and the fiscal year ended November 30, 2006, revenues from our ten largest clients accounted for 31% of our total revenues. If we fail to obtain a significant number of new clients or if one of our largest clients cancels its subscriptions or investment product licenses and we are unsuccessful in replacing those subscriptions or licenses, our business, financial condition or results of operation could be materially adversely affected. In the nine-month period ended August 31, 2007 and the fiscal year ended November 30, 2006, our largest client organization by revenue, Barclays PLC and affiliates, accounted for 13% and 11% of our total revenues, respectively. Approximately 92% of the revenue from Barclays came from fees based on the assets in Barclays’ exchange traded funds based on MSCI indices, including the iShares MSCI EAFE Index Fund.

Cancellation of subscriptions or investment product licenses or renegotiation of terms by a significant number of clients could have a material adverse effect on our business, financial condition or results of operations.

Our primary commercial model is to license annual, recurring subscriptions to our products for use at a specified location and by a given number of users. For most of our products, our clients may cancel their subscriptions or investment product licenses at the end of the current term. While we believe this practice supports our marketing efforts by allowing clients to subscribe without the requirement of a long-term commitment, the cancellation of subscriptions or investment product licenses by a significant number of clients at any given time may have a material adverse effect on our business, financial condition or results of operations.

Our clients may become more self-sufficient, which may reduce demand for our products and materially adversely affect our business, financial condition or results of operations.

Our clients may develop independently certain functionality contained in the products they currently license from us. For example, some of our clients who currently license our risk data to analyze their portfolio risk may develop their own tools to collect data and assess risk, making our products unnecessary for them. To the extent that our clients become more self-sufficient, demand for our products may be reduced, which could have a material adverse effect on our business, financial condition or results of operations.

Increased competition in our industry may cause price reductions or loss of market share, which may materially adversely affect our business, financial condition or results of operations.

We face competition across all markets for our products. Our competitors range in size from large companies with substantial resources to small, single-product businesses that are highly specialized. Our larger competitors may have access to more resources and may be able to achieve greater economies of scale, and our competitors that are focused on a narrower product line may be more effective in devoting technical, marketing and financial resources to compete with us. In addition, barriers to entry to create a single-purpose product may be low in many cases. The Internet as a distribution channel has allowed free or relatively inexpensive access to information sources, which has reduced barriers to entry even further. Low barriers to entry could lead to the emergence of new competitors; for example, broker-dealers and data suppliers could begin developing their own proprietary risk analytics or equity indices. These competitive pressures may also result in fewer clients, fewer subscriptions or investment product licenses, price reductions, and increased operating costs, such as for marketing, resulting in lower revenue, gross margins and operating income.

Consolidation within our target markets may affect our business.

Consolidation in the investment management industry could reduce our existing client base and the number of potential clients. This may negatively impact our ability to generate future growth and may reduce demand for our products, which could have a material adverse effect on our business, financial condition or results of operations.

Increased accessibility to free or relatively inexpensive information sources may reduce demand for our products and materially adversely affect our business, financial condition or results of operations.

In recent years, more free or relatively inexpensive information has become available, particularly through the Internet, and we expect this trend to continue. The availability of free or relatively inexpensive information may reduce demand for our products. Weak economic conditions also can result in clients seeking to utilize lower-cost information that is available from alternative sources. To the extent that our clients choose to use these sources for their information needs, our business, financial condition or results of operations may be materially adversely affected.

Our growth and profitability may not continue at the same rate as we have experienced in the past, which could have a material adverse effect on our business, financial condition or results of operations.

We have experienced significant growth during our operating history. There can be no assurance that we will be able to maintain the levels of growth and profitability that we have experienced in the past. Among other things, there can be no assurance that we will be as successful in our marketing efforts as we have been in the past, or that such efforts will result in growth or profit margins comparable to those we have experienced in the past. For example, our attempt to expand our index products to include fixed income indices was not as successful as we anticipated, so we have decided to terminate our efforts to develop proprietary fixed income indices at this time. See “—We must continue to introduce new products and product enhancements to address our clients’ changing needs, market changes and technological developments,” “—We are dependent on key personnel in our professional staff for their expertise,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business.” Any failure to continue to grow our business and maintain profitability could have a material adverse effect on our business, financial condition or results of operations.

Our growth may place significant strain on our management and other resources.

We must plan and manage our growth effectively to increase revenue and maintain profitability. Our growth has placed, and is expected to continue to place, significant demands on our personnel, management and other resources. We must continue to improve our operational, financial, management, legal and compliance processes and information systems to keep pace with the growth of our business. There can also be no assurance that, if we continue to grow internally or by way of acquisitions, management will be effective in attracting and retaining additional qualified personnel, expanding our physical facilities and information technology infrastructure, integrating acquired businesses or otherwise managing growth. Any failure to effectively manage growth or to effectively manage the business could have a material adverse effect on our business, financial condition or results of operations. See “—We must continue to introduce new products and product enhancements to address our clients’ changing needs, market changes and technological developments,” “—We are dependent on key personnel in our professional staff for their expertise,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business.”

There is considerable risk embedded in growth through acquisitions, which may materially adversely affect our business, financial condition or results of operations.

A principal element of our growth strategy is growth through acquisitions. Any future acquisitions could present a number of risks, including:

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incorrect assumptions regarding the future results of acquired operations or assets or expected cost reductions or other synergies expected to be realized as a result of acquiring operations or assets;

•	failure to integrate the operations or management of any acquired operations or assets successfully and on a timely and cost effective basis;

•	failure to achieve assumed synergies;

•	insufficient knowledge of the operations and markets of acquired businesses;

•	increased debt;

•	dilution of your common stock;

•	loss of key personnel;

•	diversion of management’s attention from existing operations or other priorities; and

•	inability to secure, on terms we find acceptable, sufficient financing that may be required for any such acquisition or investment.

In addition, if we are unsuccessful in completing acquisitions of other businesses, operations or assets or if such opportunities for expansion do not arise, our future growth, business, financial condition or results of operations could be materially adversely affected.

Our revenues and expenses are subject to currency exchange fluctuation risk.

We have two separate exposures to currency exchange fluctuation risk—revenues from index-linked investment products, such as exchange traded funds, and non-U.S. dollar invoiced revenues and expenses.

Revenues from index-linked investment products represented approximately 18% of our operating revenues for the nine months ended August 31, 2007. While our fees for index-linked investment products are generally invoiced in U.S. dollars, the fees are based on the investment product’s assets, substantially all of which are invested in securities denominated in currencies other than the U.S. dollar. Accordingly, declines in such other currencies against the U.S. dollar will decrease the fees payable to us under such licenses. In addition, declines in such currencies against the U.S. dollar could impact the attractiveness of such investment products resulting in net fund outflows, which would further reduce the fees payable under such licenses.

We generally invoice our clients in U.S. dollars; however, we invoice a portion of our clients in euros, pounds sterling, Japanese yen and a limited number of other non-U.S. dollar currencies. For the fiscal years ended November 30, 2004, 2005 and 2006 and for the nine months ended August 31, 2007, approximately 17%, 21%, 17%, and 15%, respectively, of our operating revenues were invoiced in currencies other than U.S. dollars. Approximately half of our foreign currency revenues were in euros and a quarter in pounds sterling and Japanese yen, respectively, over those periods.

We are exposed to additional foreign currency risk in certain of our operating costs. Although our expenses are generally in U.S. dollars, some of our expenses are incurred in non-U.S. dollar denominated currencies. Approximately $36.2 million or 20% of our expenses for the nine months ended August 31, 2007 were denominated in foreign currencies, the significant majority of which were denominated in Swiss francs, pounds sterling, Hong Kong dollars and Japanese yen. Expenses incurred in foreign currency may increase as we expand our business outside the U.S. and replace services provided by Morgan Stanley internationally for which we currently pay Morgan Stanley in U.S. dollars.

To the extent that our international activities recorded in local currencies increase in the future, our exposure to fluctuations in currency exchange rates will correspondingly increase. We do not hedge our foreign currency-linked revenue stream. To the extent we or Morgan Stanley attempt to hedge this risk in the future, there is no guarantee that any hedging will be fully effective.

Changes in government regulations could materially adversely affect our business, financial condition or results of operations.

The financial services industry is subject to extensive regulation at the federal and state levels, as well as by foreign governments. It is very difficult to predict the future impact of the broad and expanding legislative and regulatory requirements affecting our business and our clients’ businesses. If we fail to comply with any applicable laws, rules or regulations, we could be subject to fines or other penalties. There can be no assurance that changes in laws, rules or regulations will not have a material adverse effect on our business, financial condition or results of operations.

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Investment Advisers Act—We believe that our products do not provide investment advice for purposes of the Investment Advisers Act of 1940. Future developments in our product line or changes to the current laws, rules or regulations could cause this status to change. It is possible we may become registered as an investment adviser under the Investment Advisers Act or similar laws in states or foreign jurisdictions. As a registered investment adviser, we would be subject to the requirements and regulations of the Investment Advisers Act, which relate to, among other things, fiduciary duties, recordkeeping and reporting requirements, disclosure requirements, limitations on agency and principal transactions between an adviser and advisory clients, as well as general anti-fraud prohibitions. We may also be adversely affected as a result of new or revised legislation or regulations imposed by the Securities and Exchange Commission (the “SEC”), other U.S. or foreign governmental regulatory authorities or self-regulatory organizations that supervise the financial markets around the world. In addition, we may be adversely affected by changes in the interpretation or enforcement of existing laws and rules by these governmental authorities and self-regulatory organizations. It is impossible to determine the extent of the impact of any new laws, regulations or initiatives that may be proposed, or whether any of the proposals will become law. Compliance with any new laws or regulations could make compliance more difficult and expensive and affect the manner in which we conduct business.

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Data Privacy Legislation—Changes in laws, rules or regulations, or consumer environments relating to consumer privacy or information collection and use may affect our ability to collect and use data. There could be a material adverse impact on our direct marketing, data sales and business due to the enactment of legislation or industry regulations, or simply a change in customs, arising from public concern over consumer privacy issues. Restrictions could be placed upon the collection, management, aggregation and use of information that is currently legally available, in which case our cost of collecting some kinds of data could materially increase. It is also possible that we could be prohibited from collecting or disseminating certain types of data, which could affect our ability to meet our clients’ needs.

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Soft Dollars—Approximately 13% and 12% of our revenues were paid through soft dollar arrangements for the fiscal years ended November 30, 2005 and 2006, respectively. U.S. clients accounted for 80% and 76% of total soft dollar revenues for the fiscal years ended November 30, 2005 and 2006, respectively. No other country represented more than 5% of total soft dollar revenues in either fiscal year. On July 18, 2006, the SEC issued Interpretive Release No. 34-54165, which became effective on July 24, 2006. The release provides guidance on asset managers’ use of client commissions to pay for brokerage and research services within the scope of Section 28(e) of the Securities Exchange Act of 1934 (the “Exchange Act”). The Interpretive Release outlines a framework for determining what types of research services fall within the safe harbor provisions of that section. Market participants had a six-month grace period that ended on January 24, 2007 to bring their soft dollar practices into compliance with the new guidance. We rely on our clients to determine whether our products fall within the description of eligible research services, whether our products provide lawful and appropriate assistance to the money manager in undertaking investment decisions, and whether the commissions are reasonable in relation to the value of the products provided for their particular business in the U.S. and abroad. If clients decide they cannot or will not pay for our products through soft dollar arrangements, or if additional rules are issued or certain interpretations are followed that narrow the definition of research or brokerage services that can be paid for on behalf of a money manager through use of soft dollars in the U.S. or abroad or the safe harbor provisions of Section 28(e) of the Exchange Act are eliminated, our revenues could decrease.

We may become subject to liability based on the use of our products by our clients.

Our products support the investment processes of our clients, which, in the aggregate, manage trillions of dollars of assets. Our client agreements have provisions designed to limit our exposure to potential liability claims brought by our clients or third parties based on the use of our products. However, these provisions have certain exceptions and could be invalidated by unfavorable judicial decisions or by federal, state, foreign or local laws. Use of our products as part of the investment process creates the risk that clients, or the parties whose assets are managed by our clients, may pursue claims against us for very significant dollar amounts. Any such claim, even if the outcome were to be ultimately favorable to us, would involve a significant commitment of our management, personnel, financial and other resources and could have a negative impact on our reputation. In addition, such claims and lawsuits could have a material adverse effect on our business, financial condition or results of operations.

Our indebtedness could materially adversely affect our business, financial condition or results of operations.

As of August 31, 2007 we had $625.9 million of indebtedness and a cash balance of $73.4 million. On July 19, 2007, we paid a dividend of $973.0 million, consisting of $325.0 million in cash and $648.0 million of demand notes, $22.1 million of which have already been repaid. On the date of this prospectus, we entered into a new $500.0 million credit facility. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources.” Simultaneously with the completion of this offering, we intend to borrow $425.0 million under the new credit facility and use the net proceeds from the borrowing to pay a portion of the $625.9 million demand note held by Morgan Stanley. The balance of the demand note will be paid with the net proceeds from this offering. The proceeds remaining from this offering after paying the balance of the demand note will be used for general corporate purposes.

The new credit facility is guaranteed on a senior secured basis by each of our direct and indirect wholly-owned domestic subsidiaries and secured by a valid and perfected first priority lien and security interest in substantially all of the shares of capital stock of our present and future domestic subsidiaries and up to 65% of the shares of capital stock of our foreign subsidiaries, substantially all of our and our domestic subsidiaries’ present and future property and assets and the proceeds thereof. In addition, the credit facility contains restrictive covenants that limit our ability and our existing or future subsidiaries’ abilities, among other things, to: incur liens; incur additional indebtedness; make or hold investments; merge, dissolve, liquidate, consolidate with or into another person; sell, transfer or dispose of assets; pay dividends or other distributions in respect of our capital stock; change the nature of our business; enter into any transactions with affiliates other than on an arm’s length basis (except as described in “Arrangements Between Morgan Stanley and Us” and “Relationships and Related Transactions”); and prepay, redeem or repurchase debt.

The credit facility also requires us and our subsidiaries to achieve specified financial and operating results and maintain compliance with the following financial ratios on a consolidated basis: (1) the maximum total leverage ratio (as defined in the credit facility) measured quarterly on a rolling four-quarter basis shall not exceed (a) 3.75:1.0 through November 30, 2009, (b) 3.50:1.0 from December 1, 2009 through November 30, 2010 and (c) 3.25:1.0 thereafter; and (2) the minimum interest coverage ratio (as defined in the credit facility) measured quarterly on a rolling four-quarter basis shall be (a) 3.00:1.0 through November 30, 2009, (b) 3.50:1.0 from December 1, 2009 through November 30, 2010 and (c) 4.00:1.0 thereafter.

In addition, our credit facility contains the following affirmative covenants, among others: periodic delivery of financial statements, budgets and officer’s certificates; payment of other obligations; compliance with laws and regulations; payment of taxes and other material obligations; maintenance of property and insurance; performance of material leases; right of the lenders to inspect property, books and records; notices of defaults and other material events; maintenance of books and records; and compliance with laws.

In addition, we may need to incur additional indebtedness in the future in the ordinary course of business. Our level of indebtedness could increase our vulnerability to general economic consequences; require us to dedicate a substantial portion of our cash flow and proceeds of any additional equity issuances to payments of our indebtedness; make it difficult for us to optimally capitalize and manage the cash flow for our business; limit our flexibility in planning for, or reacting to, changes in our business and the markets in which we operate; place us at a competitive disadvantage to our competitors that have less debt; limit our ability to borrow money or sell stock to fund our working capital and capital expenditures; limit our ability to consummate acquisitions; and increase our interest expense.

We are dependent on key personnel in our professional staff for their expertise. If we fail to attract and retain the necessary qualified personnel, our business, financial condition or results of operations could be materially adversely affected.

The development, maintenance and support of our products is dependent upon the knowledge, experience and ability of our highly skilled, educated and trained employees. Accordingly, the success of our business depends to a significant extent upon the continued service of our executive officers and other key management, research, sales and marketing, information technology and other technical personnel. Although we do not believe that we are dependent upon any individual employee, the loss of a group of our key professional employees could have a material adverse effect on our business, financial condition or results of operations. We believe our future success will also depend in large part upon our ability to attract and retain highly skilled managerial, research, sales and marketing, information technology, software engineering and other technical personnel. Competition for such personnel worldwide is intense, and there can be no assurance that we will be successful in attracting or retaining such personnel. If we fail to attract and retain the necessary qualified personnel our products may suffer, which could have a material adverse effect on our business, financial condition or results of operations. See “Business—Employees” and “Management—Executive Officers and Directors.”

Our business relies heavily on electronic delivery systems and the Internet, and any failures or disruptions may materially adversely affect our ability to serve our clients.

We depend heavily on the capacity, reliability and security of our electronic delivery systems and the Internet. Heavy use of our electronic delivery systems and other factors such as loss of service from third parties, operational failures, sabotage, break-ins and similar disruptions from unauthorized tampering or hacking, human error, national disasters, power loss or computer viruses could cause our systems to operate slowly or interrupt their availability for periods of time. Our ability to effectively use the Internet may be impaired due to infrastructure failures, service outages at third-party Internet providers or increased government regulation. If disruptions, failures or slowdowns of our electronic delivery systems or the Internet occur, our ability to distribute our products effectively and to serve our clients may be materially and adversely affected.

Catastrophic events could lead to interruptions in our operations, which may materially adversely affect our business, financial condition or results of operations.

Our operations depend on our ability to protect our equipment and the information stored in our databases against fires, earthquakes and other natural disasters, as well as power losses, computer and telecommunications failures, technological breakdowns, unauthorized intrusions, terrorist attacks on sites where we or our clients are located, and other catastrophic events. We also depend on accessible office facilities for our employees in order for our operations to function appropriately. There is no assurance that the business continuity measures we have taken to reduce the risk of interruption in our operations caused by these events will be sufficient.

Such events could have a material adverse effect on our business, financial condition or results of operations. For example, immediately after the terrorist attacks on September 11, 2001, our clients who were located in the World Trade Center area were concentrating on disaster recovery rather than licensing additional products. In addition, delivery of some of the data we receive from New York-based suppliers was delayed. The grounding of air transportation impaired our ability to conduct sales visits and other meetings at client sites. During the resulting temporary closure of the U.S. stock markets, some of the data updates supporting our products were interrupted. These types of interruptions could affect our ability to sell and deliver products and could have a material adverse effect on our business, financial condition or results of operations.

Although we currently estimate that the total cost of developing and implementing our business continuity measures will not have a material impact on our business, financial condition or results of operations, we cannot provide any assurance that our estimates regarding the timing and cost of implementing these measures will be accurate.

Risks Related to This Offering and Our Relationship with Morgan Stanley

Morgan Stanley owns a controlling interest in our company and the interests of Morgan Stanley may conflict with ours and with those of our other shareholders.

After this offering, Morgan Stanley will own approximately 96.6% of the outstanding shares of our class B common stock, which represents approximately 93.47% of the combined voting power of all classes of voting stock (93.02% if the underwriters exercise their over-allotment option in full). Our class A common stock will have one vote per share, and our class B common stock will generally have five votes per share other than with respect to a limited number of matters specified in our Amended and Restated Certificate of Incorporation (such as approval of transactions by which a third-party might acquire control of us). Following this offering, holders of shares of class B common stock will collectively control 96.77% of the combined voting power of all classes of voting stock, except when amending or altering any provision of our Amended and Restated Certificate of Incorporation or By-laws so as to adversely affect the rights of the other class. For example, the holders of shares of class B common stock, substantially all of which will be held by Morgan Stanley, will be able to direct the election of all of the members of our Board of Directors, who will determine our strategic plans, approve major financing decisions and appoint top management. In addition, as a holder of substantially all of our class B common stock, Morgan Stanley may seek to cause us to take courses of action that, in its judgment, could enhance its investment in us, but which might involve risks to holders of our class A common stock or adversely affect us or other investors, including you. See “Description of Capital Stock.” Because Morgan Stanley’s interests as our controlling shareholder may differ from your interests, actions taken by Morgan Stanley with respect to us may not be favorable to you.

Prior to the completion of this offering, we also will enter into a services agreement and a number of other agreements with Morgan Stanley setting forth various matters governing our relationship with Morgan Stanley while it remains a significant shareholder in us. For a description of these agreements, see “Arrangements Between Morgan Stanley and Us.” These agreements will govern our relationship with Morgan Stanley after this offering and the provision of corporate services to us and are likely to affect our ability to make certain acquisitions or to merge or consolidate or to sell all or substantially all our assets. The rights of Morgan Stanley under these agreements may allow Morgan Stanley to delay or prevent an acquisition of us or prevent a redemption or repurchase of our common stock that our other shareholders, including you, may consider favorable. We will not be able to terminate these agreements or amend them in a manner we deem more favorable, except in accordance with their terms. See “Description of Capital Stock” and “Arrangements Between Morgan Stanley and Us.”

Conflicts of interest may arise between Morgan Stanley and us that could be resolved in a manner unfavorable to us.

Questions relating to conflicts of interest may arise between Morgan Stanley and us in a number of areas relating to our past and ongoing relationships. Areas in which conflicts of interest between Morgan Stanley and us could arise include, but are not limited to, the following:

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Cross officerships, directorships and stock ownership. The ownership interests of our directors or executive officers in the common stock of Morgan Stanley or service as a director or officer of both Morgan Stanley and us could create, or appear to create, conflicts of interest when directors and executive officers are faced with decisions that could have different implications for the two companies. For example, these decisions could relate to (i) the nature, quality and cost of services rendered to us by Morgan Stanley, (ii) disagreement over the desirability of a potential business or acquisition opportunity or business plans, (iii) employee retention or recruiting or (iv) our dividend policy.

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Intercompany transactions. From time to time, Morgan Stanley or its affiliates may enter into transactions with us or our subsidiaries or other affiliates. For example, we may provide Morgan Stanley with licenses to certain of our products. Although the terms of any such transactions will be established based upon negotiations between Morgan Stanley and us and, when appropriate, subject to the approval of the independent directors on our Board of Directors or a committee of disinterested directors, the terms of any such transactions may not be as favorable to us or our subsidiaries or affiliates as may otherwise be obtained in arm’s length negotiations.

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Intercompany agreements. We will enter into certain agreements with Morgan Stanley pursuant to which Morgan Stanley will provide us with certain human resources, information technology, accounting, legal and compliance, tax, office space leasing, corporate services, treasury and other services for so long as Morgan Stanley owns more than 50% of our outstanding common stock. The services Morgan Stanley will continue to provide upon owning 50% or less of our outstanding common stock are subject to renegotiation in good faith, and will be provided for a period not to exceed 12 months. It is expected, for so long as Morgan Stanley owns more than 50% of our outstanding common stock, that payments for these services will be based on an internal cost allocation methodology based on fully loaded cost (i.e., allocated direct costs of providing the services, plus all related overhead and out-of-pocket costs and expenses) and an allocation to us of a portion of compensation-related expenses for Morgan Stanley senior executives, in each case, consistent with past practices. In addition, we will enter into a number of intercompany agreements covering matters such as tax sharing. We are negotiating the terms of these agreements with Morgan Stanley in the context of a parent-subsidiary relationship. The terms will not be the result of, and may not be as favorable as terms obtained in, arm’s length negotiations. In addition, conflicts could arise in the interpretations of any extension or renegotiation of these agreements after this offering. See “Arrangements Between Morgan Stanley and Us.”

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Business opportunities. Several of our directors, Morgan Stanley and affiliates of Morgan Stanley may have or make investments in other companies that may compete with us. Our Amended and Restated Certificate of Incorporation will provide that we have renounced any interest in related business opportunities and that our directors who are employees of Morgan Stanley or its affiliates (other than us) have no obligation to offer us those opportunities. As a result of these charter provisions, our future competitive position and growth potential could be adversely affected. See “Description of Capital Stock.”

Future sales or distributions of our shares by Morgan Stanley could depress the market price for shares of our class A common stock.

After this offering, Morgan Stanley may sell all or part of the shares of our class B common stock that it owns (which shares, unless sold to a subsidiary or affiliate of Morgan Stanley, would be converted automatically into class A common stock in connection with any sale prior to a Tax-Free Spin-Off), including pursuant to certain demand registration rights described herein, or distribute those shares to its shareholders or securityholders. See “Shares Eligible for Future Sale—Registration Rights.” Morgan Stanley is not subject to any contractual obligation that would prohibit it from selling, spinning off, splitting off or otherwise disposing of any shares of our common stock, except that Morgan Stanley has agreed not to sell, spin off, split off or otherwise dispose of any of our shares of common stock for a period of 180 days after the date of this prospectus without the prior written consent of Morgan Stanley & Co. Incorporated, subject to certain limited exceptions. Consequently, Morgan Stanley may not maintain its ownership of our class B common stock after the 180-day period following this offering. Sales or distributions by Morgan Stanley of substantial amounts of our common stock in the public market, to its shareholders or securityholders or in a private transaction could adversely affect prevailing market prices for our class A common stock.

Our cost of funding will increase and our liquidity will decrease.

We have lower credit ratings and are expected to have more constrained liquidity than our current principal shareholder, Morgan Stanley. Morgan Stanley’s credit is currently rated AA- and Aa3 by Standard & Poor’s and Moody’s, respectively, and our credit rating is currently rated below investment grade by each of Standard & Poor’s and Moody’s. Currently, Morgan Stanley maintains a contingency funding plan to manage a potential prolonged liquidity contraction over a one-year time period and to provide the ability to conduct business in an orderly manner. As part of Morgan Stanley, our liquidity needs are included in this plan. As a stand-alone company, we will need to manage our liquidity needs independent of Morgan Stanley. We may face challenges in maintaining equivalent liquidity reserves and securing access to contingent funding. We may also face additional challenges in the future, including more limited capital resources to invest in or expand our business. See “Arrangements Between Morgan Stanley and Us.”

Our historical financial results are derived from our results as a subsidiary of Morgan Stanley and include allocated costs for functions historically provided by Morgan Stanley and therefore may not be representative of our results as a stand-alone company and may not be a reliable indicator of our future results.

Our historical financial information included in this prospectus does not necessarily reflect the financial condition, results of operations or cash flows we would have achieved as a stand-alone company during the periods presented and may not be indicative of the results we will achieve in the future as a stand-alone public company. The historical costs and expenses reflected in our consolidated financial statements include an allocation for certain corporate functions historically provided by Morgan Stanley, including portions of human resources, information technology, accounting, legal and compliance, tax, office space leasing, corporate services and treasury. These allocations were based on what we and Morgan Stanley considered to be reasonable reflections of the historical utilization levels of these services required in support of our business. The historical information does not necessarily indicate what our results of operations, financial condition, cash flows or costs and expenses will be in the future, or that our costs as a stand-alone company will be similar. For additional information, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Selected Consolidated Financial Data” and the notes to our consolidated financial statements included elsewhere in this prospectus.

Our ability to operate our business effectively may suffer if we do not, quickly and cost effectively, establish our own financial, administrative and other support functions to operate as a stand-alone company or if we are unable to replace the corporate services Morgan Stanley provides us in a timely manner or on comparable terms.

Historically, we have relied on certain financial, administrative and other resources of Morgan Stanley to operate our business. As a result of this offering, we will need to enhance certain financial, legal and compliance, administrative, information technology and other support systems and processes or contract with third parties to replace Morgan Stanley’s systems. We will also need to establish our own accounting and auditing policies and systems on a stand-alone basis.

Morgan Stanley has performed many important corporate functions for our operations, including certain human resources, information technology, accounting, legal and compliance, office space leasing, corporate services and treasury functions. For the fiscal years ended November 30, 2004, 2005 and 2006, cost allocations related to these services were $29.2 million, $20.0 million and $23.1 million, respectively. Prior to this offering, we will enter into a services agreement with Morgan Stanley pursuant which Morgan Stanley will continue to provide some of these services to us for so long as Morgan Stanley owns more than 50% of our outstanding common stock. The services Morgan Stanley will continue to provide upon owning 50% or less of our outstanding common stock are subject to renegotiation in good faith, and will be provided for a period not to exceed 12 months.

It is expected, for so long as Morgan Stanley owns more than 50% of our common stock, that compensation for services under the services agreement with Morgan Stanley will be determined, consistent with past practices, using an internal cost allocation methodology based on fully loaded cost (i.e., allocated direct costs of providing the services, plus all related overhead and out-of-pocket costs and expenses), as well as the portion of compensation related expenses for Morgan Stanley senior executives as allocated to us. See “Arrangements Between Morgan Stanley and Us” for a description of these arrangements. Upon the sale or other disposition of any portion of our business, assets or properties, Morgan Stanley’s obligation to provide any service in respect of such disposed business, assets or properties will terminate. Similarly, if our business increases significantly or we acquire any business, assets or properties, Morgan Stanley will not have to provide any services in respect of such increase or acquired business, assets or properties. These services may not be sufficient to meet our needs and, after these agreements with Morgan Stanley terminate, we may not be able to replace these services at all or obtain these services at acceptable prices and terms. Any failure or significant downturn in our own financial or administrative policies and systems or in Morgan Stanley’s financial or administrative policies and systems during the term of the services agreement could have a material adverse effect on our business, financial condition or results of operations.

We are negotiating these arrangements with Morgan Stanley in the context of a parent-subsidiary relationship. Although Morgan Stanley will be contractually obligated to provide us with services during the term of the services agreement, we may not be able to obtain services of similar scope and quality after the expiration or termination of that agreement. In addition, our costs of procuring those services from third parties may increase. See “Arrangements Between Morgan Stanley and Us—Relationship with Morgan Stanley.”

In connection with this offering, we will enter into agreements with Morgan Stanley relating to the ongoing provision of services and other matters that may be on terms less favorable to us than if they had been negotiated with another party, and we will agree to indemnify Morgan Stanley for, among other things, certain past, present and future liabilities related to our business.

We will enter into agreements with Morgan Stanley relating to the ongoing provision of services and other matters while still a majority-owned subsidiary of Morgan Stanley. Accordingly, the terms of these agreements may not reflect those that would have been reached with another party on an arm’s-length basis. If these agreements were to be entered into with another party, we may have obtained more favorable terms.

Pursuant to certain of these agreements, we will agree to indemnify Morgan Stanley for, among other matters, certain past, present and future liabilities related to our business. Such liabilities will include certain unknown liabilities, which could be significant.

We may experience increased costs resulting from a decrease in the purchasing power and other operational efficiencies we currently have due to our association with Morgan Stanley.

We have been able to take advantage of Morgan Stanley’s purchasing power in the U.S. and internationally in procuring goods, technology and services, including insurance, employee benefit support and audit services. As a stand-alone company, we may be unable to obtain goods, technology and services at prices and on terms as favorable as those available to us prior to this offering, which could have a material adverse effect on our business, financial condition or results of operations.

Additionally, if we are unable to continue to file combined returns with Morgan Stanley after this offering, our tax liability may also increase due to increased income taxes in the jurisdictions where combined filings were previously made with Morgan Stanley.

Further, Morgan Stanley has been influential in our ability to attract and retain research, sales and marketing, information technology, software engineering and other personnel. After this offering, it may be more difficult and costly for us to attract and retain such personnel. The development, maintenance, support and use of our products is dependent upon the knowledge, experience and ability of our highly skilled, educated and trained employees. There can be no assurance that we will be successful in attracting or retaining such personnel, which could have a material adverse effect on our business, financial condition or results of operations. See “Business—Employees,” “Management—Executive Officers and Directors” and “—Risks Related to Our Business—We are dependent on key personnel in our professional staff for their expertise. If we fail to attract and retain the necessary qualified personnel, our business, financial condition or results of operations could be materially adversely affected.”

After this offering, we may experience a loss in the marketing and reputational value we currently have due to our association with the Morgan Stanley name.

We believe we receive marketing and reputational benefits from our association with the Morgan Stanley brand name. After this offering that may no longer be the case. Consequently, our ability to retain existing clients and attract new clients and our reputation may be adversely affected.

The obligations associated with being a public company will require significant resources and management attention.

As a result of this offering, we will become subject to the reporting requirements of the Exchange Act and the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”). The Exchange Act requires that we file annual, quarterly and current reports with respect to our business and financial condition. The Sarbanes-Oxley Act requires, among other things, that we establish and maintain effective internal controls and procedures for financial reporting. All of the procedures and practices required as a majority-owned subsidiary of Morgan

Stanley were previously established, but we will have additional procedures and practices to establish as a stand- alone public company. As a result, we will incur significant legal, accounting and other expenses that we did not previously incur. Furthermore, the need to establish the corporate infrastructure demanded of a public company may divert management’s attention from implementing our growth strategy, which could prevent us from improving our business, results of operations and financial condition. We have made, and will continue to make, changes to our internal controls and procedures for financial reporting and accounting systems to meet our reporting obligations as a stand-alone public company. However, the measures we take may not be sufficient to satisfy our obligations as a public company. In addition, we cannot predict or estimate the amount of additional costs we may incur in order to comply with these requirements.

Section 404 of the Sarbanes-Oxley Act requires annual management assessments of the effectiveness of our internal control over financial reporting, starting with the second annual report that we file with the SEC, and will likely require in the same report, a report by our independent registered public accounting firm on the effectiveness of our internal control over financial reporting. In connection with the implementation of the necessary procedures and practices related to internal control over financial reporting, we may identify deficiencies that we may not be able to remediate in time to meet the deadline imposed by the Sarbanes-Oxley Act for compliance with the requirements of Section 404. We will be unable to issue securities in the public markets through the use of a shelf registration statement if we are not in compliance with Section 404. In addition, failure to achieve and maintain an effective internal control environment could have a material adverse effect on our business and stock price.

We will be a “controlled company” within the meaning of the New York Stock Exchange rules and, as a result, are exempt from certain corporate governance requirements.

Upon completion of this offering, Morgan Stanley will continue to control a majority of the voting power of our outstanding common stock. As a result, we will be a “controlled company” within the meaning of the New York Stock Exchange corporate governance standards. Under the New York Stock Exchange rules, a company of which more than 50% of the voting power is held by another company is a “controlled company” and need not comply with certain requirements, including (1) the requirement that a majority of the board of directors consist of independent directors, (2) the requirement that the nominating/corporate governance committee be composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities, (3) the requirement that the compensation committee be composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities and (4) the requirement for an annual performance evaluation of the nominating/corporate governance and compensation committees. Following this offering, we intend to utilize these exemptions. As a result, we will not have a majority of independent directors nor will our Nominating and Corporate Governance and Compensation Committees consist entirely of independent directors. Accordingly, you will not have the same protections afforded to shareholders of companies that are subject to all of the New York Stock Exchange corporate governance requirements.

Risks Related to This Offering and Ownership of Our Class A Common Stock

An active trading market for our class A common stock may not develop, and you may not be able to sell your class A common stock at or above the initial public offering price.

Prior to this offering, there has been no public market for our class A common stock. An active trading market for shares of our class A common stock may never develop or be sustained following this offering. As a result, you may not be able to sell your class A common stock at or above the initial public offering price or at any other price or at the time that you would like to sell.

Because holders of the shares of class B common stock will control the majority of the voting power of all classes of voting stock, you will not be able to determine the outcome of shareholder votes.

Our class A common stock will have one vote per share, and our class B common stock will generally have five votes per share, other than with respect to a limited number of matters specified in our Amended and

Restated Certificate of Incorporation (such as approval of transactions by which a third-party might acquire control of us). Following this offering, holders of shares of class B common stock will collectively control 96.77% of the combined voting power of all classes of voting stock other than with respect to those matters. For example, the holders of shares of class B common stock will be able to direct the election of all of the members of our Board of Directors, who will determine our strategic plans (including certain acquisitions), approve major financing decisions and appoint top management. In addition, the holders of the class B common stock may seek to cause us to take courses of action that, in their judgment, could enhance their investment in us, but which might involve risks to holders of our class A common stock or adversely affect us or other investors, including you. Substantially all of the class B common stock will be beneficially owned by Morgan Stanley following the offering and class B shares will only be transferable to Morgan Stanley, Capital Group International or one of their subsidiaries or affiliates. Any such shares of class B common stock transferred to a person other than Morgan Stanley, Capital Group International or one of their subsidiaries or affiliates will automatically convert into one share of class A common stock upon such disposition, except for a disposition effected in connection with a distribution of class B common stock in a Tax-Free Spin-Off. Morgan Stanley may in the future decide to distribute all or a portion of its interest in the class B common stock to its shareholders or securityholders through a Tax-Free Spin-Off. Following any such disposition, shares of class B common stock will no longer be convertible into shares of class A common stock, and will be transferable as class B common stock, retaining their rights to multiple votes per share.

If equity research analysts do not publish research or reports about our business or if they issue unfavorable commentary or downgrade our class A common stock, the price of our class A common stock could decline.

The trading market for our class A common stock will rely in part on the research and reports that equity research analysts publish about us and our business. The price of our stock could decline if one or more securities analysts downgrade our stock or if those analysts issue other unfavorable commentary or cease publishing reports about us or our business.

The market price of our class A common stock may be volatile, which could result in substantial losses for you.

The initial public offering price for our class A common stock will be determined through negotiations with the underwriters. This initial public offering price may vary from the market price of our class A common stock after the offering. Some of the factors that may cause the market price of our class A common stock to fluctuate include:

•	fluctuations in our quarterly financial results or the quarterly financial results of companies perceived to be similar to us;

•	changes in estimates of our financial results or recommendations by securities analysts;

•	failure of any of our products to achieve or maintain market acceptance;

•	failure to produce or distribute our products;

•	changes in market valuations of similar companies;

•	success of competitive products;

•	changes in our capital structure, such as future issuances of securities or the incurrence of additional debt;

•	announcements by us or our competitors of significant products, contracts, acquisitions or strategic alliances;

•	regulatory developments in the U.S., foreign countries or both;

•	litigation involving our company, our general industry or both;

•	additions or departures of key personnel;

•	investors’ general perception of us, including any perception of misuse of sensitive information;

•	changes in general economic, industry and market conditions; and

•	changes in regulatory and other dynamics.

In addition, if the market for stocks in our industry, or the stock market in general, experiences a loss of investor confidence, the trading price of our class A common stock could decline for reasons unrelated to our business, financial condition or results of operations. If any of the foregoing occurs, it could cause our stock price to fall and may expose us to lawsuits that, even if unsuccessful, could be costly to defend and a distraction to management.

You may incur immediate and substantial dilution as a result of this offering.

If you purchase class A common stock in this offering, you may pay more for your shares than the amounts paid by existing shareholders for their shares. As a result, you will incur immediate dilution equal to the difference between the price you pay and our net tangible book value per share. As of August 31, 2007, our pro forma net tangible book value per share after giving effect to this offering was $(4.90).

Future sales of our common stock, or the perception that such sales may occur, could depress our class A common stock price.

Sales of a substantial number of shares of our common stock, or the perception that such sales may occur, following this offering could depress the market price of our class A common stock. This would include sales by Morgan Stanley, as detailed above under “—Risks Related to This Offering and Our Relationship with Morgan Stanley—Future sales or distributions of our shares by Morgan Stanley could depress the market price for shares of our class A common stock,” and restricted shares of class A common stock and options to purchase shares of class A common stock granted in connection with this offering and pursuant to our equity incentive compensation plan. We, our executive officers, certain of our directors and Morgan Stanley and Capital Group International have agreed with the underwriters not to offer, sell, dispose of or hedge any shares of our class A common stock or securities convertible into or exchangeable for shares of our common stock (including shares of our class B common stock), subject to specified limited exceptions and extensions described elsewhere in this prospectus, during the period ending 180 days (subject to extension) after the date of this prospectus, except with the prior written consent of Morgan Stanley & Co. Incorporated. Our Amended and Restated Certificate of Incorporation will authorize us to issue up to 500,000,000 shares of class A common stock, of which 14,000,000 shares will be outstanding (assuming that the underwriters do not exercise their over-allotment option), and up to 250,000,000 shares of class B common stock, of which 83,900,000 shares will be outstanding, upon completion of this offering. Of the outstanding shares, all of the shares of class A common stock and all of the shares of class B common stock will be freely tradable after the expiration date of the lock-up agreements, excluding any shares acquired by persons who may be deemed to be our affiliates. All of the outstanding shares of our class B common stock will be eligible for conversion and resale after the expiration of the lock-up period. Shares of our common stock held by our affiliates will continue to be subject to the volume and other restrictions of Rule 144 under the U.S. Securities Act of 1933, as amended, or the Securities Act. Morgan Stanley & Co. Incorporated may, in its sole discretion and at any time without notice, release all or any portion of the shares of our common stock subject to the lock-up.

In addition, immediately following this offering, we intend to file a registration statement registering under the Securities Act the shares of common stock reserved for issuance in respect of incentive awards to our officers and certain of our employees. See the information under the heading “Shares Eligible for Future Sale” for a more detailed description of the shares that will be available for future sales upon completion of this offering.

Provisions in our Amended and Restated Certificate of Incorporation and By-laws and Delaware law might discourage, delay or prevent a change of control of our company or changes in our management and, therefore, depress the trading price of our class A common stock.

Provisions of our Amended and Restated Certificate of Incorporation and By-laws and Delaware law may discourage, delay or prevent a merger, acquisition or other change in control that shareholders may consider favorable, including transactions in which you might otherwise receive a premium for your shares of our class A common stock. These provisions may also prevent or frustrate attempts by our shareholders to replace or remove our management. These provisions include:

•	limitations on the removal of directors;

•	advance notice requirements for shareholder proposals and director nominations;

•	the inability of shareholders, after a change in control, to act by written consent or to call special meetings;

•	the ability of our Board of Directors to make, alter or repeal our By-laws; and

•	the ability of our Board of Directors to designate the terms of and issue new series of preferred stock without shareholder approval.

Generally, the amendment of our Amended and Restated Certificate of Incorporation requires approval by our Board of Directors and a majority vote of shareholders. Any amendment to our By-laws requires the approval of either a majority of our Board of Directors or holders of at least 80% of the votes entitled to be cast by the outstanding capital stock in the election of our Board of Directors.

Moreover, we have opted out of the “business combination” provisions of Section 203 of the General Corporation Law of the State of Delaware (the “DGCL”) until such time as Morgan Stanley ceases to own more than 50% of our outstanding common stock, after which we will be governed by these provisions. Section 203 prohibits a person who acquires more than 15% but less than 85% of all classes of our outstanding voting stock without the approval of our Board of Directors from merging or combining with us for a period of three years, unless the merger or combination is approved by a two-thirds vote of the shares not owned by such person. These provisions would apply even if the proposed merger or acquisition could be considered beneficial by some shareholders.

The existence of the foregoing provisions and anti-takeover measures could limit the price that investors might be willing to pay in the future for shares of our class A common stock. They could also deter potential acquirers of our company, thereby reducing the likelihood that you could receive a premium for your class A common stock in an acquisition.

We do not currently intend to pay dividends on our common stock and, consequently, your ability to achieve a return on your investment will depend on appreciation in the price of our class A common stock.

Other than dividends that we declared and paid prior to the effectiveness of this offering, we do not intend to pay any cash dividends on our common stock for the foreseeable future. We currently intend to invest our future earnings, if any, to fund our growth, including growth through acquisitions. The payment of any future dividends will be determined by the Board of Directors in light of conditions then existing, including our earnings, financial condition and capital requirements, business conditions, corporate law requirement and other factors.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements. All statements other than statements of historical facts contained in this prospectus, including statements regarding our future results of operations and financial position, business strategy and plans and objectives of management for future operations, are forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

In some cases, you can identify these statements by forward-looking words such as “may,” “might,” “will,” “should,” “expects,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “potential” or “continue,” the negative of these terms and other comparable terminology. These forward-looking statements, which are subject to risks, uncertainties and assumptions about us, may include projections of our future financial performance, our anticipated growth strategies and anticipated trends in our business. These statements are only predictions based on our current expectations and projections about future events. There are important factors that could cause our actual results, level of activity, performance or achievements to differ materially from the results, level of activity, performance or achievements expressed or implied by the forward-looking statements, including those factors discussed under the caption entitled “Risk Factors.” You should specifically consider the numerous risks outlined under “Risk Factors.”

Although we believe the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, level of activity, performance or achievements. Moreover, neither we nor any other person assumes responsibility for the accuracy and completeness of any of these forward-looking statements. We do not plan to update any of these forward-looking statements after the date of this prospectus to conform our prior statements to actual results or revised expectations.

USE OF PROCEEDS

This prospectus is to be used by Morgan Stanley & Co. Incorporated in connection with agency transactions involving shares of our class A common stock. We will not receive any of the proceeds from such transactions.

DIVIDEND POLICY

Other than the dividends that we declared and paid prior to the effectiveness of this offering, we do not intend to pay any dividends in the foreseeable future and intend to retain all available funds for use in the operation and expansion of our business, including growth through acquisitions. In addition, our new credit facility contains restrictions on the payment of dividends. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources.”

CAPITALIZATION

The following table sets forth our capitalization, cash and cash equivalents, and cash deposited with related parties as of August 31, 2007:

•	on an actual basis;

•

on a pro forma basis to reflect (i) the payment in part of the $625.9 million demand note held by Morgan Stanley with the net proceeds from the $425.0 million borrowing under the new credit facility we entered into on the date of this prospectus, (ii) the reclassification of all 29,323 shares of our common stock, par value $1.00 per share, into 83,900,000 shares of class B common stock, par value $0.01 per share; (iii) the sale by us of 14,000,000 shares of class A common stock pursuant to this offering based on the initial public offering price of $18.00 per share, (iv) the application of the estimated net proceeds from this offering to pay the balance of the demand note held by Morgan Stanley and (v) the payment of estimated offering expenses.

This table should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and the notes thereto appearing elsewhere in this prospectus.

	As of August 31, 2007
	Actual	Pro Forma
	(in thousands)
Cash and cash equivalents	$21,599	$21,599
Cash deposited with related parties	51,799	80,270

	$73,398	$101,869

Note payable to related party	$625,901	—
Credit facility	—	$425,000
Shareholders’ equity/accumulated deficit:
Common stock, par value $1.00 per share, 40,000 shares authorized, 29,323 shares issued and outstanding, actual	29	—
Class A common stock, par value $0.01 per share, 500,000,000 shares authorized, 14,000,000 shares issued and outstanding, pro forma	—	140
Class B common stock, par value $0.01 per share, 250,000,000 shares authorized, 83,900,000 shares issued and outstanding, pro forma	—	839
Additional paid-in capital	—	228,422
Accumulated deficit	(84,123)	(84,123)
Accumulated other comprehensive loss	(1,828)	(1,828)

Total shareholders’ equity (accumulated deficit)	(85,922)	143,450

Total capitalization	$539,979	$568,450

DILUTION

Our net tangible book value as of August 31, 2007 was $(709,077,000) or $(8.45) per share of common stock, which reflects the reclassification of all 29,323 shares of our common stock, par value $1.00 per share, into 83,900,000 shares of class B common stock. Pro forma net tangible book value per share is determined by dividing tangible net worth, total tangible assets less total liabilities, by the aggregate number of shares of common stock outstanding, in each case on a pro forma basis.

The price per share to the public of the shares of class A common stock in this offering exceeds the pro forma net tangible book value per share of common stock prior to the offering. Therefore, purchasers of shares of class A common stock in the offering will realize immediate and substantial dilution in the net tangible book value of $22.90 per share.

The following table illustrates this per share dilution:

Initial public offering price		$18.00
Pro forma net tangible book value per share as of August 31, 2007	$(8.45)
Increase per share attributable to new investors	3.55
Adjusted pro forma net tangible book value per share after this offering		$(4.90)

Dilution per share to new class A common stock investors		$22.90

Dilution is determined by subtracting pro forma net tangible book value per share after the offering from the initial public offering price per share of class A common stock.

The following table sets forth as of August 31, 2007, after giving retroactive effect to the pro forma adjustments and this offering as described above, the number of shares of common stock purchased from us, the total consideration paid by existing shareholders and to be paid by new investors purchasing shares of class A common stock in this offering, at the initial public offering price of $18.00 per share, before deducting estimated underwriting discounts and commissions and offering expenses payable by us:

	Shares Purchased		Total Consideration		Average Price Per Share
	Number	Percent	Amount	Percent
Existing shareholders	83,900,000	85.7%	$29,323	0.01%	$0.00035
New investors	14,000,000	14.3	252,000,000	99.99	18.00

Total	97,900,000	100%	$252,029,323	100%

If the underwriters’ over-allotment option is exercised in full, the number of shares of common stock held by existing shareholders will be 83,900,000, or 83.9% of the aggregate number of shares of common stock outstanding after this offering, and the number of shares of common stock held by new investors will be increased to 16,100,000, or 16.1% of the aggregate number of shares of common stock outstanding after this offering.

SELECTED CONSOLIDATED FINANCIAL DATA

The following table presents our selected historical consolidated financial data for the periods presented and should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and notes thereto included elsewhere in this prospectus. The consolidated statement of income data for the fiscal years ended November 30, 2004, 2005 and 2006 and the consolidated financial condition data as of November 30, 2005 and 2006 are derived from our audited consolidated financial statements included elsewhere in this prospectus. The consolidated statement of income data for the fiscal years ended November 30, 2002 and 2003 and the consolidated statement of financial condition data as of November 30, 2002, 2003 and 2004 are derived from our audited historical consolidated financial statements not included in this prospectus. The consolidated statement of income data for the nine-month periods ended August 31, 2006 and 2007 and the consolidated financial condition data as of August 31, 2006 and 2007 are derived from our unaudited condensed consolidated financial statements included elsewhere in this prospectus which, in our opinion, have been prepared on the same basis as the audited consolidated financial statements and reflect all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of our results of operations and financial position.

The historical financial information presented below may not be indicative of our future performance and does not necessarily reflect what our financial position and results of operations would have been had we operated as a stand-alone company during the periods presented. Results for the nine months ended August 31, 2007 are not necessarily indicative of results that may be expected for the entire year.

The pro forma tables present our pro forma unaudited consolidated statements of income data for the fiscal year ended November 30, 2006 and the nine months ended August 31, 2007. The pro forma consolidated statement of income data for the fiscal year ended November 30, 2006 is presented showing adjustments for (1) the $973.0 million dividend as if it had been paid on December 1, 2005, (2) the sale by us of 14,000,000 shares of class A common stock pursuant to this offering based on the initial public offering price of $18.00 per share and the application of the estimated net proceeds from this offering to pay a portion of the $625.9 million demand note held by Morgan Stanley as if the initial public offering and the payment of the demand note had occurred on December 1, 2005 and (3) the payment of the balance of the $625.9 million demand note held by Morgan Stanley with the net proceeds from the borrowing under a new credit facility we entered into on the date of this prospectus as if the borrowing under the new credit facility and the payment of the demand note had occurred on December 1, 2005. The pro forma consolidated statement of income data for the nine months ended August 31, 2007 is presented showing adjustments for (1) the $973.0 million dividend as if it had been paid on December 1, 2005, (2) the sale by us of 14,000,000 shares of class A common stock pursuant to this offering based on the initial public offering price of $18.00 per share and the application of the estimated net proceeds from this offering to pay a portion of the $625.9 million demand note held by Morgan Stanley as if the initial public offering and the payment of the demand note had occurred on December 1, 2005 and (3) the payment of the balance of the $625.9 million demand note held by Morgan Stanley with the net proceeds from the borrowing under a new credit facility we entered into on the date of this prospectus as if the borrowing under the new credit facility and the payment of the demand note had occurred on December 1, 2005.

The pro forma statement of financial condition data as of August 31, 2007 gives effect to this offering based on the initial public offering price of $18.00 per share and the application of the estimated net proceeds from this offering, together with the net proceeds from the borrowing under our new credit facility referred to in the preceding paragraph, to pay the $625.9 million demand note held by Morgan Stanley.

Consolidated Statements of Income Data

	For the Fiscal Year Ended November 30,						For the Nine Months Ended August 31,
	2002(2) (as restated)(1)	2003(2) (as restated)(1)	2004(2) (as restated)(1)	2005 (as restated)(1)	2006 (as restated)(1)		2006	2007
	(in thousands, except per share data)
Operating revenues	$83,776	$91,277	$178,446	$278,474	$310,698		$229,112	$268,228
Cost of services	44,809	44,670	86,432	106,598	115,426		77,112	92,033
SGA	23,861	30,082	47,099	70,220	85,820		57,044	67,884
Amortization of intangible assets	—	—	14,910	28,031	26,156		19,617	19,228

Total operating expenses	68,670	74,752	148,441	204,849	227,402		153,773	179,145

Operating income	15,106	16,525	30,005	73,625	83,296		75,339	89,083
Interest income	878	924	1,250	8,738	15,482		10,412	11,711
Interest expense	35	131	624	1,864	352		284	1,856
Other income (loss)	—	—	(13)	398	1,043		186	253

Interest and other income, net	843	793	613	7,272	16,173	(3)	10,314	10,108	(3)

Income before provision for income taxes, discontinued operations and cumulative effect of change in accounting principle	15,949	17,318	30,618	80,897	99,469		85,653	99,191
Provision for income taxes	5,015	5,921	9,711	30,449	36,097		30,769	36,319

Income before discontinued operations and cumulative effect of change in accounting principle	10,934	11,397	20,907	50,448	63,372		54,884	62,872
Discontinued operations(4)
Income (loss) from discontinued operations	—	—	(84)	5,847	12,699		1,304	—
Provision (benefit) for income taxes on discontinued operations	—	—	(30)	2,054	4,626		419	—

Income (loss) from discontinued operations	—	—	(54)	3,793	8,073		885	—

Income before cumulative effect of change in accounting principle	10,934	11,397	20,853	54,241	71,445		55,769	62,872
Cumulative effect of change in accounting principle	—	—	—	313	—		—	—

Net income	$10,934	$11,397	$20,853	$54,554	$71,445	(3)	$55,769	$62,872	(3)

Earnings (loss) per basic common share(8):
Continuing operations	$0.38	$0.40	$0.37	$0.60	$0.76		$0.65	$0.75
Discontinued operations	—	—	0.00	0.05	0.10		0.01	—
Cumulative effect of change in accounting principle	—	—	—	0.00	—		—	—

Earnings (loss) per basic common share	$0.38	$0.40	$0.37	$0.65	$0.86	(3)	$0.66	$0.75	(3)

Earnings (loss) per diluted common share(8):
Continuing operations	$0.38	$0.40	$0.37	$0.60	$0.76		$0.65	$0.75
Discontinued operations	—	—	0.00	0.05	0.10		0.01	—
Cumulative effect of change in accounting principle	—	—	—	0.00	—		—	—

Earnings (loss) per diluted common share	$0.38	$0.40	$0.37	$0.65	$0.86		$0.66	$0.75

Weighted average shares outstanding used in computing earnings (loss) per common share(8):
Basic	28,612	28,612	56,256	83,900	83,900		83,900	83,900

Diluted	28,612	28,612	56,256	83,900	83,900		83,900	83,900

PRO FORMA(5)
Pro forma earnings (loss) per basic share(5)					$0.43			$0.43

Pro forma earnings (loss) per diluted share(5)					$0.43			$0.43

Pro forma weighted average shares outstanding used in computing basic earnings (loss) per share(5)					97,900			97,900

Consolidated Statements of Financial Condition Data

	As of November 30,					As of August 31,		Pro Forma as of August 31, 2007(3)
	2002 (as restated)(1)	2003 (as restated)(1)	2004 (as restated)(1)	2005 (as restated)(1)	2006 (as restated)(1)	2006	2007
	(in thousands)
Cash and cash equivalents	$20,535	$5,735	$33,076	$23,411	$24,362	$21,576	$21,599	$21,599
Cash deposited with related parties(6)	$40,058	$67,492	$98,873	$252,882	$330,231	$290,185	$51,799	$80,270
Goodwill and intangible assets	—	—	$781,238	$668,539	$642,383	$648,922	$623,155	$623,155
Total assets	$84,822	$123,100	$996,444	$1,047,519	$1,112,775	$1,038,407	$794,842	$823,313
Deferred revenue	$29,553	$53,007	$88,689	$87,952	$102,368	$105,090	$131,416	$131,416
Shareholders’ equity (accumulated deficit)	$25,616	$36,624	$708,501	$757,217	$825,712	$806,530	$(85,922)	$143,450

Other Data

	For the Fiscal Year Ended November 30,					For the Nine Months Ended August 31,
	2002(2)	2003(2)	2004(2)	2005	2006	2006	2007
	(dollar amounts in thousands)
Operating margin(7)	18.0%	18.1%	16.8%	26.4%	26.8%	32.9%	33.2%

Capital expenditures	$567	$1,231	$2,058	$346	$2,435	$938	$946

(1)	The consolidated financial statements for the years ended November 30, 2002, 2003, 2004, 2005 and 2006 have been restated (see note 20 to our audited consolidated financial statements for the years ended November 30, 2004, 2005 and 2006 included in this prospectus for a discussion of the restatement).
(2)	On June 3, 2004, Morgan Stanley completed the acquisition of Barra. The operations of Barra have been included with our results of operations since that date. All information prior to June 3, 2004 does not include the operations of Barra.
(3)	On July 19, 2007, we paid a dividend of $973.0 million, consisting of $325.0 million in cash and $648.0 million of demand notes. On July 19, 2007 we paid in full in cash the $22.1 million demand note held by Capital Group International. On the date of this prospectus, we entered into a new $500.0 million credit facility. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources.” Simultaneously with the completion of this offering, we intend to borrow $425.0 million (the full amount of the term loans) under the new credit facility and use the net proceeds from the borrowing to pay a portion of the $625.9 million demand note held by Morgan Stanley, the balance of which will be paid with the net proceeds of this offering. The proceeds remaining from this offering after paying the balance of the demand note will be used for general corporate purposes. As a result of the dividend and the payment of the demand notes, we expect interest income to be substantially lower and interest expense to be substantially higher in future periods.
(4)	Income (loss) from discontinued operations relates to our interest in POSIT JV, a joint venture that was acquired with the purchase of Barra in 2004. On February 1, 2005, we sold our interest in POSIT JV to our joint venture partner, ITG, for $90 million. We recorded a pre-tax gain of $6.8 million at the time of sale. As part of the sale agreement, we were entitled to additional royalties for a period of 10 years subsequent to the sale pursuant to an earn-out arrangement, based on fees earned by ITG related to the POSIT system. In September 2006, ITG exercised its option to accelerate the earn-out period by making a lump sum payment to us of $11.7 million. We will receive no further payments pursuant to the earn-out arrangement.
(5)	We made pro forma adjustments to the historical results of operations for the fiscal year ended November 30, 2006 and for the nine months ended August 31, 2007 to show the pro forma effect for the following as if they had occurred on December 1, 2005:
(i)	The reclassification of each share of our outstanding common stock into 2,861.235208 shares of class B common stock.
(ii)	The issuance and sale by us of 14,000,000 shares of class A common stock pursuant to this offering based on the initial public offering price of $18.00 per share.
(iii)	The receipt of proceeds from the $425.0 million borrowing under a new $500.0 million credit facility we entered into on the date of this prospectus.
(iv)	The payment of the $973.0 million dividend (see footnote 3) with the proceeds from (ii) and (iii) above.
The pro forma basic and diluted earnings (loss) per share were calculated using 97,900,000 shares, which represent the number of shares expected to be outstanding for the year (after giving effect to the Reclassification) plus the number of shares expected to be issued in this offering. The interest expense related to the new credit facility is based on an assumed interest rate of 8.0%. A tax rate of 36.3% was used in calculating the related income tax effect. A 0.125% increase (decrease) in the assumed interest rate would increase (decrease) the interest expense related to the new credit facility by approximately $508,000 for the fiscal year ended November 30, 2006 and by approximately $381,000 for the nine months ended August 31, 2007. See note 21 to our audited consolidated financial statements as of November 30, 2005 and 2006 and for the years ended November 30, 2004, 2005 and 2006 and note 16 to our unaudited condensed consolidated financial statements as of August 31, 2007 and for the nine months ended August 31, 2006 and 2007 included in this prospectus for further information regarding this pro forma calculation.

As described in note 3 above, the dividend consisted of $325.0 million in cash and $648.0 million of demand notes, $22.1 million of which have already been paid and the remaining $625.9 million are expected to be paid with the net proceeds from the shares to be issued in this offering plus the borrowing under our new credit facility.
(6)	Historically, we have deposited most of our excess funds with our principal shareholder, Morgan Stanley, and have received interest at Morgan Stanley’s internal prevailing rates. The funds are payable on demand.
(7)	Operating margin is defined as operating income divided by operating revenues.
(8)	On October 24, 2007, subject to completion of this offering, our Board of Directors approved the Amended and Restated Certificate of Incorporation, which included: (i) authority to issue 850,000,000 shares of stock, consisting of 500,000,000 shares of class A common stock, par value $0.01 per share, 250,000,000 shares of class B common stock, par value $0.01 per share, and 100,000,000 shares of preferred stock, par value $0.01 per share; and (ii) a reclassification of each share of our outstanding common stock into 2,861.235208 shares of class B common stock. All per share computations included in the accompanying consolidated financial statements have been restated to reflect the reclassification.

Pro Forma Consolidated Statements of Income Data

	For the Fiscal Year Ended November 30, 2006 (as restated)(1)				For the Fiscal Year Ended November 30, 2006
	Historical	Adjustments(2)	Adjustments(3)	Adjustments(4)	Pro Forma
	(in thousands, except per share data)

Operating revenues	$310,698				$310,698
Cost of services	115,426				115,426
Selling, general and administrative	85,820				85,820
Amortization of intangible assets	26,156				26,156

Total operating expenses	227,402				227,402

Operating income	83,296				83,296
Interest income	15,482	$(13,505)			1,977
Interest expense	352	37,934	$(13,132)	$8,185	33,339
Other income (loss)	1,043				1,043

Interest and other income, net	16,173	(51,439)	13,132	(8,185)	(30,319)

Income before provision for income taxes, discontinued operations and cumulative effect of change in accounting principle	99,469	(51,439)	13,132	(8,185)	52,977
Provision for income taxes	36,097	(18,673)	4,767	(2,970)	19,221

Income before discontinued operations and cumulative effect of change in accounting principle	63,372	(32,766)	8,365	(5,215)	33,756
Discontinued operations(5)
Income (loss) from discontinued operations	12,699				12,699
Provision (benefit) for income taxes on discontinued operations	4,626				4,626

Income (loss) from discontinued operations	8,073				8,073

Income before cumulative effect of change in accounting principle	71,445	(32,766)	8,365	(5,215)	41,829
Cumulative effect of change in accounting principle

Net income	$71,445	$(32,766)	$8,365	$(5,215)	$41,829

Earnings (loss) per basic common share(6):
Continuing operations	$0.76	$(0.39)	$0.03	$(0.06)	$0.34
Discontinued operations	0.10		(0.01)		0.09

Earnings (loss) per basic common share	$0.86	$(0.39)	$0.02	$(0.06)	$0.43

	For the Fiscal Year Ended November 30, 2006 (as restated)(1)				For the Fiscal Year Ended November 30, 2006
	Historical	Adjustments(2)	Adjustments(3)	Adjustments(4)	Pro Forma
	(in thousands, except per share data)
Earnings (loss) per diluted share(6):
Continuing operations	$0.76	$(0.39)	$0.03	$(0.06)	$0.34
Discontinued operations	0.10		(0.01)		0.09
Cumulative effect of change in accounting principle

Earnings (loss) per diluted share	$0.86	$(0.39)	$0.02	$(0.06)	$0.43

Weighted average shares outstanding used in computing earnings (loss) per share(6):
Basic	83,900	83,900	97,900	97,900	97,900

Diluted	83,900	83,900	97,900	97,900	97,900

(1)	The consolidated financial statements for the year ended November 30, 2006 have been restated. See note 20 to our audited consolidated financial statements for the years ended November 30, 2004, 2005 and 2006.
(2)	Adjustments for the $973.0 million dividend, consisting of $325.0 million in cash, $22.1 million in a demand note payable to Capital Group International (which was paid in full in cash on July 19, 2007) and $625.9 million in a demand note held by Morgan Stanley, as if it had been paid on December 1, 2005.
(3)	Adjustments for the sale by us of shares of class A common stock pursuant to this offering based on the initial public offering price of $18.00 per share and the application of the estimated net proceeds from this offering to pay a portion of the demand note as if the initial public offering had occurred on December 1, 2005.
(4)	Adjustments for the payment of the balance of the $625.9 million demand note held by Morgan Stanley with the net proceeds from the $425.0 million borrowing under a new credit facility we entered into on the date of this prospectus as if the borrowing under the new credit facility and payment of the demand note had occurred on December 1, 2005. The interest expense related to the new credit facility is based on an assumed interest rate of 8.0%. A 0.125% increase (decrease) in the assumed interest rate would increase (decrease) the interest expense related to the new credit facility by approximately $508,000.
(5)	Income (loss) from discontinued operations relates to our interest in POSIT JV, a joint venture that was acquired with the purchase of Barra in 2004. On February 1, 2005, we sold our interest in POSIT JV to our joint venture partner ITG for $90 million. We recorded a pre-tax gain of $6.8 million at the time of sale. As part of the sale agreement, we were entitled to additional royalties for a period of 10 years subsequent to the sale pursuant to an earn-out arrangement, based on fees earned by ITG related to the POSIT system. In September 2006, ITG exercised its option to accelerate the earn-out period by making a lump sum payment to us of $11.7 million. We will receive no further payments pursuant to the earn-out arrangement.
(6)	On October 24, 2007, subject to completion of this offering, our Board of Directors approved the Amended and Restated Certificate of Incorporation, which included: (i) authority to issue 850,000,000 shares of stock, consisting of 500,000,000 shares of class A common stock, par value $0.01 per share, 250,000,000 shares of class B common stock, par value $0.01 per share, and 100,000,000 shares of preferred stock, par value $0.01 per share; and (ii) a reclassification of each share of our outstanding common stock into 2,861.235208 shares of class B common stock. All per-share computations included in the accompanying financial statements have been restated to reflect the reclassification.

	For the Nine Months Ended August 31, 2007				For the Nine Months Ended August 31, 2007
	Historical	Adjustments(1)	Adjustments(2)	Adjustments(3)	Pro Forma
	(in thousands, except per share data)
Operating revenues	$268,228	—	—	—	$268,228
Cost of services	92,033	—	—	—	92,033
Selling, general and administrative	67,884	—	—	—	67,884
Amortization of intangible assets	19,228	—	—	—	19,228

Total operating expenses	179,145	—	—	—	179,145

Operating income	89,083				89,083
Interest income	11,711	(11,414)			297
Interest expense	1,856	25,286	$(9,849)	$6,055	23,348
Other income (loss)	253				253

Interest and other income, net	10,108	(36,700)	$9,849	$(6,055)	(22,798)

Income before provision for income taxes	99,191	(36,700)	9,849	(6,055)	66,285
Provision for income taxes	36,319	(13,322)	3,575	(2,198)	24,374

Net income	$62,872	$(23,378)	$6,274	$(3,857)	$41,911

Earnings (loss) per basic common share(4):
Earnings (loss) per basic common share	$0.75	$(0.28)	$0.00	$(0.04)	$0.43

Earnings (loss) per diluted common share(4):
Earnings (loss) per diluted common share	$0.75	$(0.28)	$0.00	$(0.04)	$0.43

Weighted average shares outstanding used in computing earnings per common share(4):
Basic	83,900	83,900	97,900	97,900	97,900

Diluted	83,900	83,900	97,900	97,900	97,900

(1)	Adjustments for the $973.0 million dividend, consisting of $325.0 million in cash, $22.1 million in a demand note payable to Capital Group International (which was paid in full in cash on July 19, 2007) and $625.9 million in a demand note held by Morgan Stanley as if it had been paid on December 1, 2005.
(2)	Adjustments for the sale by us of shares of class A common stock pursuant to this offering based on the initial public offering price of $18.00 per share and the application of the estimated net proceeds from this offering to pay a portion of the demand note and the proceeds remaining from this offering after paying a portion of the demand note to cash and cash equivalents as if the initial public offering had occurred on December 1, 2005. In addition, the impact of the increased weighted average shares outstanding to the earnings per basic and diluted common share has been reflected.
(3)	Adjustments for the payment of the balance of the $625.9 million demand note held by Morgan Stanley with the net proceeds from the borrowing under a new credit facility we entered into on the date of this prospectus as if the borrowing under the new credit facility and payment of the demand note had occurred on December 1, 2005. The interest expense related to the new credit facility is based on an assumed interest rate of 8.0%. A 0.125% increase (decrease) in the assumed interest rate would increase (decrease) the interest expense related to the new credit facility by approximately $381,000.
(4)	On October 24, 2007, subject to completion of this offering, our Board of Directors approved the Amended and Restated Certificate of Incorporation, which included: (i) authority to issue 850,000,000 shares of stock, consisting of 500,000,000 shares of class A common stock, par value $0.01 per share, 250,000,000 shares of class B common stock, par value $0.01 per share, and 100,000,000 shares of preferred stock, par value $0.01 per share; and (ii) a reclassification of each share of our outstanding common stock into 2,861.235208 shares of class B common stock. All per-share computations included in the accompanying financial statements have been restated to reflect the reclassification.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of the financial condition and results of our operations should be read in conjunction with the consolidated financial statements and related notes included elsewhere in this prospectus. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those discussed below. Factors that could cause or contribute to such differences include, but are not limited to, those identified below and those discussed in the section titled “Risk Factors.”

The consolidated financial statements for the years ended November 30, 2002, 2003, 2004, 2005 and 2006 have been restated. See note 20 to our audited consolidated financial statements for the years ended November 30, 2004, 2005 and 2006 included in this prospectus for information regarding the restatement. Accordingly, certain amounts and explanations included in our discussion and analysis of financial condition and results of operations have been amended.

Overview

We are a leading provider of investment decision support tools to investment institutions worldwide. We produce indices and risk and return portfolio analytics for use in managing investment portfolios. Our products are used by institutions investing in or trading equity, fixed income and multi-asset class instruments and portfolios around the world. Our flagship products are our international equity indices marketed under the MSCI brand and our equity portfolio analytics marketed under the Barra brand. Our products are used in many areas of the investment process, including for portfolio construction and optimization, performance benchmarking and attribution, risk management and analysis, index-linked investment product creation, asset allocation, investment manager selection and investment research.

Our clients include asset owners such as pension funds, endowments, foundations, central banks and insurance companies; institutional and retail asset managers, such as managers of pension assets, mutual funds, ETFs, hedge funds and private wealth; and financial intermediaries such as broker-dealers, exchanges, custodians and investment consultants. We have a client base of over 2,900 clients across 63 countries. Our clients include the 25 largest firms managing assets globally, measured by assets under management as published in October 2007 by Nelson MarketPlace, a leading provider of information to the global investment community. We have 19 offices in 15 countries to help serve our diverse client base, with approximately 51% of our clients in the Americas, 34% in EMEA, 9% in Japan and 6% in Asia (not including Japan), based on fiscal year 2006 revenues.

We sell our products through a common sales force, produce them on common data and systems platforms and develop them in our global research and product management organizations. In evaluating our results, we focus on revenues and revenue growth by product category and operating margins encompassing the entire cost structure supporting all our operations. Our current financial focus is on accelerating our revenue growth to generate cash flow to expand our market position and capitalize on the many growth opportunities before us. Our revenue growth strategy includes: (a) expanding and deepening our relationships with the large and increasing number of investment institutions worldwide; (b) enhancing existing and developing new equity product offerings, as well as further developing and growing our investment tools for multi-asset class and fixed income investment institutions; and (c) actively seeking to acquire products, technologies and companies that will enhance, complement or expand our client base and our product offerings. See “Business—Growth Strategy.”

To maintain and accelerate our revenue growth, we will continue to invest in and expand our operating functions and infrastructure, including new sales and client support staff and facilities in locations around the world; additional staff and supporting technology for our research and our data management and production functions; and additional personnel and supporting technology in our general and administrative functions, particularly finance and human resources personnel required to operate as a stand-alone public company. At the same time, managing and controlling our operating expenses is very important to us and a distinct part of our culture. In general, our goal is to keep the rate of growth of our operating expenses below the rate of growth of our revenues allowing us to expand our operating margins. However, at times because of significant market opportunities, it may be more important to us to invest in our business in order to support increased efforts to attract new clients and to develop new product offerings, rather than emphasize short-term operating margin expansion.

We experienced growth in both revenues and expenses during fiscal 2006 and the nine-month period ended August 31, 2007. Strong revenue growth continued in equity index products during both periods. Acceleration of revenue growth in equity portfolio analytics products during the nine-month period ended August 31, 2007 resulted in part from investments made during 2006 to enhance and add features to our Barra Aegis and Equity Models Direct product offerings. Investments made in BarraOne in 2006 contributed to growth in revenues in our multi-asset class portfolio analytics products from additional subscriptions during the nine-month period ended August 31, 2007. Product enhancements continued throughout 2007 and included the releases of Aegis 4.1 and BarraOne 1.9 and the introduction of the MSCI Global Investable Market Indices (“GIMI”) methodology.

Our operating expenses increased at a higher rate than in prior periods during the nine-month period ended August 31, 2007. This is the result of numerous staff additions that were made during the third and fourth quarters of fiscal 2006, including the hiring of a Chief Operating Officer and a Chief Financial Officer.

Key Financial Metrics and Drivers

Revenues

Our principal sales model is to license annual, recurring subscriptions to our products for use at specified locations by a given number of client users for an annual fee paid upfront. The substantial majority of our revenues come from these annual, recurring subscriptions. These fees are recorded as deferred revenues on our consolidated statement of financial condition and are recognized each month on our income statement as the service is rendered. Over time, as their needs evolve, our clients often add product modules, users and locations to their subscriptions, which results in an increase in our revenues per client. Additionally, a rapidly growing source of our revenues comes from clients who use our indices as the basis for certain index-linked investment products such as ETFs, passive mutual funds and structured products. These clients commonly pay us a license fee based on the investment product’s assets.

We group our revenues into the following four product categories:

Equity Indices

This category includes fees from MSCI equity index data subscriptions, fees based on assets in investment products linked to our equity indices, fees from one-time licenses of our equity index historical data and fees from custom MSCI indices. We also generate a limited amount of revenues based on the trading volume of futures and options contracts linked to our indices.

Clients typically subscribe to equity index data modules for use by a specified number of users at a particular location. Clients may select delivery from us or delivery via a third-party vendor. We are able to grow our revenues for data subscriptions by expanding the number of client users and their locations and the number of third-party vendors the client uses for delivery of our data modules. The increasing scope and complexity of a client’s data requirements beyond standard data modules, such as requests for historical data or customized indices, also provide opportunities for further revenue growth from an existing client.

Our goal is to increase revenues from MSCI International and Domestic Equity Indices by licensing additional data subscriptions to existing and new clients, licensing subscriptions of index data to additional client types in which we are underrepresented, such as hedge funds, and licensing new indices, such as the Emerging

Markets Small Cap Indices created from the recent enhancements we made to our international equity index series through the introduction of the GIMI methodology.

Revenues from our index-linked investment product licenses, such as ETFs, increase or decrease as a result of changes in value of the assets in the investment products. These changes in assets can result from equity market price changes and investment inflows and outflows. In most cases, fees for these licenses are paid quarterly in arrears and are calculated by multiplying a negotiated basis point fee times the average daily assets in the investment product for the most recent period.

We strive to grow revenues from our ETF clients by licensing to existing clients the right to use additional MSCI equity indices to launch new ETFs and by licensing our equity indices to new ETF managers, particularly in EMEA and Asia.

Equity Portfolio Analytics

This category includes revenues from annual, recurring subscriptions to Barra Aegis and our proprietary risk data in it; Equity Models Direct products; and our proprietary equity risk data incorporated in third-party software application offerings (e.g., Barra on FactSet).

Barra Aegis has many uses, including portfolio risk analysis and forecasting, optimization and portfolio performance attribution. A base subscription for use in portfolio analysis typically involves a subscription to Barra Aegis and various risk data modules. A client may add portfolio performance attribution, optimization tools or other features to its Barra Aegis subscription. By licensing the client to receive additional software modules and risk data, or increasing the number of permitted client users or client locations, we can increase our revenues per client further.

We seek to increase revenues in the future from new subscriptions to Barra Aegis driven by the increased need for quantitative tools by investment firms, and by increasing renewals of existing clients driven by recent and planned enhancements to the user interface and data loading features.

Our Equity Models Direct risk data is distributed directly to clients who then combine it with their own software applications or upload the risk data onto third-party applications. A base subscription to our Equity Models Direct product provides equity risk data for a single country for a set fee that authorizes two users. By licensing the client to receive equity risk model data for additional countries, or increasing the number of permitted client users or client locations, we can further increase our revenues per client.

We seek to increase the number of Equity Models Direct product subscriptions sold to equity hedge funds, asset managers and broker-dealer proprietary trading units and to increase subscriptions by licensing our proprietary equity risk data through a larger number of third-party software applications.

Multi-Asset Class Portfolio Analytics

This category includes revenues from annual, recurring subscriptions to BarraOne and Barra TotalRisk together with risk data for multiple asset classes. Currently, we are actively selling subscriptions only to BarraOne and related risk data. Once most of the features and functionality of Barra TotalRisk have been added to BarraOne, we plan to decommission TotalRisk. As this happens, we will offer our TotalRisk clients the opportunity to transition to BarraOne. Therefore, as this transition takes place, revenues from this product group will increasingly come from BarraOne, partially offset by declines in revenues from TotalRisk.

We intend to grow revenues by increasing BarraOne subscriptions, driven in part by client interest in recent and planned product enhancements. These include expanding the breadth of asset and asset class coverage and adding features such as stress testing, historical and Monte Carlo value-at-risk simulations and multi-asset class performance attribution. Our goal is to implement functionality in BarraOne that caters to investment institutions’ need for risk reporting and management and performance attribution, spanning various client types such as asset managers, asset owners and hedge funds.

Other Products

This category includes revenues from a number of products, including Barra Cosmos for fixed income analytics, MSCI hedge fund indices, Barra hedge fund risk model, and FEA energy and commodity asset valuation analytics products.

Run Rate

At the end of any period, we generally have subscription and investment product license agreements in place for a large portion of our total revenues for the following 12 months. We measure the fees related to these agreements and refer to this as our “Run Rate.” The Run Rate at a particular point in time represents the forward-looking fees for the next 12 months from all subscriptions and investment product licenses we currently provide to our clients under renewable contracts assuming all contracts that come up for renewal are renewed and assuming then-current exchange rates. For any license whose fees are linked to an investment product’s assets or trading volume, the Run Rate calculation reflects an annualization of the most recent periodic fee earned under such license. The Run Rate does not include fees associated with “one-time” and other non-recurring transactions. In addition, we remove from the Run Rate the fees associated with any subscription or investment product license agreement with respect to which we have received a notice of termination or non-renewal at the time we receive such notice, even if the notice is not effective until a later date.

Because the Run Rate represents potential future fees, there is typically a delayed impact on our operating revenues from changes in our Run Rate. In addition, the actual amount of revenues we will realize over the following 12 months will differ from the Run Rate because of:

•	revenues associated with new subscriptions and one-time sales;

•	modifications, cancellations and non-renewals of existing agreements, subject to specified notice requirements;

•	fluctuations in asset-based fees, which may result from market movements or from investment inflows into and outflows from investment products linked to our indices;

•	fluctuations in fees based on trading volumes of futures and options contracts linked to our indices;

•	price changes;

•	timing differences under GAAP between when we receive fees and the realization of the related revenues; and

•	fluctuations in foreign exchange rates.

The following table sets forth our Run Rate as of the dates indicated and the percentage growth over the prior period:

	As of November 30, 2004	Percentage change November 2004/2005	As of November 30, 2005	Percentage change November 2005/2006	As of November 30, 2006	As of August 31, 2006	Percentage change August 2006/2007	As of August 31, 2007
	(dollars in thousands)
Run Rate	$245,961	9%	$268,743	17%	$314,996	$313,114	19%	$371,931

Changes in Run Rate between periods reflect increases from new subscriptions, decreases from cancellations and increases or decreases, as the case may be, from the change in the value of assets of investment products linked to MSCI indices, the change in trading volumes of futures and options contracts linked to MSCI indices, price changes and fluctuations in foreign exchange rates.

Retention Rate

Because subscription cancellations decrease our Run Rate and ultimately our operating revenues, another key metric is our “Retention Rate.” Our Retention Rate for any period represents the percentage of the Run Rate as of the beginning of the period that is not cancelled during the period. The Retention Rate is computed on a product-by-product basis. Therefore, if a client reduces the number of products to which it subscribes or switches between our products, we treat it as a cancellation. In addition, we treat any reduction in fees resulting from renegotiated contracts as a cancellation in the calculation to the extent of the reduction. We do not calculate Retention Rates for that portion of our Run Rate attributable to assets in investment products linked to our indices or to trading volumes of futures and options contracts linked to our indices. Retention Rates for a non-annual period are annualized.

The following table sets forth our aggregate Retention Rate as of the dates indicated:

	Fiscal Year Ended November 30,		Nine Months Ended August 31,
	2005	2006	2006	2007
Aggregate Retention Rate	89%	91%	93%	93%

In recent years on average, 40% to 50% of our subscription cancellations have occurred in the fourth fiscal quarter. As a result, Retention Rates are generally higher during the first three fiscal quarters and lower in the fourth fiscal quarter.

Expenses

Compensation and benefits expenses represent the majority of our expenses across all of our operating functions, and typically represent 50% to 60% of our total operating expenses. These expenses generally contribute to the majority of our expense increases from period to period, reflecting current staff compensation and benefit increases and increased staffing levels. Continued growth of our staff in lower cost locations around the world is an important factor in our ability to manage and control the growth of our compensation and benefit expenses. An important location for us is Mumbai, India, where we have increased our staff levels significantly since commencing our operations there in early 2004 with a small staff in data management and production. Subsequently, we expanded the scale of our operations there by adding teams in research and administration, as well as by continuing to expand the data management and production team. Our office in Mumbai has grown from 12 employees as of November 30, 2004 to 56 employees as of August 31, 2007.

Another significant expense for us is services provided by our principal shareholder, Morgan Stanley. As a majority-owned subsidiary of Morgan Stanley, we have relied on Morgan Stanley to provide a number of administrative support services and facilities. Although we will continue to operate under a services agreement with Morgan Stanley, the amount and composition of our expenses may vary from historical levels as we replace these services with ones supplied by us or by third parties. We are investing in expanding our own administrative functions, including finance, legal and compliance and human resources, as well as information technology infrastructure, to replace services currently provided by Morgan Stanley. Because of initial set-up costs and overlaps with services currently provided by Morgan Stanley, our expenses may increase in the near-term. We will incur additional costs as a public company, including audit, investor relations, stock administration and regulatory compliance costs.

Information technology costs, which include market data, amortization of hardware and software products, and telecommunications services, are also an important part of our expense base.

We group our expenses into three categories:

•	Cost of services,

•	Selling, general and administrative (“SG&A”), and

•	Amortization of intangible assets.

In both the cost of services and SG&A expense categories, compensation and benefits represent the majority of our expenses. Other costs associated with the number of employees such as office space and professional services are included in both the cost of services and SG&A expense categories consistent with the allocation of employees to those respective areas.

Cost of Services

This category includes costs related to our research, data management and production, software engineering and product management functions. Costs in these areas include staff compensation and benefits, allocated office space, market data fees and certain information technology services provided by Morgan Stanley. The largest expense in this category is compensation and benefits. As such, they generally contribute to a majority of our expense increases from period to period, reflecting compensation increases for current staff and increased staffing levels.

Selling, General and Administrative

This category includes compensation expense for our sales, client support and marketing staff, and our finance, human resources, legal and compliance, information technology infrastructure and corporate administration personnel. As with cost of services, the largest expense in this category is compensation and benefits. As such, they generally contribute to a majority of our expense increases from period to period, reflecting compensation increases for current staff and increased staffing levels. Other significant expenses are for services provided by Morgan Stanley and office space.

Amortization of Intangible Assets

This category consists of expenses related to amortizing intangible assets arising from the acquisition of Barra in June 2004. At the time of acquisition, the intangible assets had weighted average useful lives ranging from 1.5 to 21.5 years. Our intangible assets consist primarily of technology and software, trademarks and client relationships. At August 31, 2007, our intangible assets totaled $181.5 million, net of accumulated amortization. For the nine months ended August 31, 2007, amortization expense related to intangibles amounted to $19.2 million and represented more than 10% of our total operating expenses of $179.1 million. We believe that this is a substantially higher percentage than for other companies in our industry. This difference is directly linked to the substantial intangible amortization expense arising from our acquisition of Barra.

Interest and Other Income, net

This category consists primarily of interest we collect on cash balances, including cash deposited with Morgan Stanley, less interest we pay on payables to related parties and on the demand note payable to Morgan Stanley. Average cash balances and the weighted average yield received are the two largest factors causing changes in interest income from period to period. As a result of the payment in cash and the demand notes associated with the $973.0 million dividend paid on July 19, 2007, described below under “—Factors Impacting Comparability of Our Financial Results—July 2007 Dividend,” we expect interest income to be substantially lower and interest expense to be substantially higher in future periods.

Factors Impacting Comparability of Our Financial Results

Our historical results of operations for the periods presented may not be comparable with prior periods or with our results of operations in the future for the reasons discussed below.

Barra Acquisition and Divestiture of POSIT JV

On June 3, 2004, Morgan Stanley completed the acquisition of Barra. On December 1, 2004, Morgan Stanley contributed Barra to us. The contribution of Barra was accounted for as a transfer of net assets between entities under common control and therefore, we have presented our financial position and results of operations as if Barra had been combined with us from the date of the acquisition. Founded in 1975, Barra became a public company in 1991, trading on the NASDAQ under the ticker symbol BARZ.

On February 1, 2005, we sold for $90.0 million our 50% interest in POSIT JV, a joint venture that owned the intellectual property for and certain licenses underlying the POSIT equity crossing system that matches institutional buyers and sellers, to our joint venture partner, ITG. We recorded a pre-tax gain of $6.8 million at the time of sale. We acquired the POSIT JV interest as part of our acquisition of Barra. As part of the sale agreement, we were entitled to additional royalties for a period of 10 years subsequent to the sale pursuant to an earn-out arrangement based on fees earned by ITG related to the POSIT system. In September 2006, ITG exercised its option to accelerate the earn-out period by making a lump sum payment to us of $11.7 million. In addition, we received royalty payments of $3.2 million and $1.0 million in fiscal 2005 and 2006, respectively, prior to the lump sum earn-out payment. With the issuance of FASB Interpretation 46R Consolidation of Variable Interest Entities (FIN 46R), Barra determined that POSIT JV qualified as a variable interest entity. Barra was entitled to 95% of the gains and losses of the joint venture and thus consolidated POSIT JV. We accounted for the results of operations of POSIT JV, the gain on sale of POSIT JV, and the lump sum payment from ITG as discontinued operations in our financial statements.

Our Relationship with Morgan Stanley

Our consolidated financial statements have been derived from the financial statements and accounting records of Morgan Stanley using the historical results of operations and historical bases of assets and liabilities of our business. The historical costs and expenses reflected in our audited consolidated financial statements include an allocation for certain corporate functions historically provided by Morgan Stanley, including human resources, information technology, accounting, legal and compliance, tax, office space leasing, corporate services, treasury and other services. We will enter into a services agreement with Morgan Stanley prior to the completion of this offering pursuant to which Morgan Stanley and its affiliates will agree to continue to provide us with certain of these services for so long as Morgan Stanley owns more than 50% of our outstanding common stock and for periods, varying for different services, of up to 12 months thereafter. For the fiscal years ended November 30, 2004, 2005 and 2006 and the nine months ended August 31, 2007, direct cost allocations related to these services were $29.2 million, $20.0 million, $23.1 million and $19.8 million, respectively. Cost allocations for the fiscal year ended November 30, 2004 were higher as they incorporated certain costs of integrating Barra. These allocations were based on what we and Morgan Stanley considered to be reasonable reflections of the utilization levels of these services required in support of our business and are based on methods that include direct time tracking, headcount, inventory metrics and corporate overhead. The historical information does not necessarily indicate what our results of operations, financial condition or cash flows will be in the future.

As a stand-alone company, and as we replace services currently provided by Morgan Stanley, our expenses may be higher or lower than the amounts reflected in the consolidated statements of income. We will enter into a services agreement with Morgan Stanley prior to the completion of this offering. Pursuant to the services agreement, Morgan Stanley and its affiliates will agree to provide us with services after this offering, including certain human resources, information technology, accounting, legal and compliance, tax, office space leasing, corporate services, treasury and other services. It is expected that payment for these services will be determined, consistent with past practices, using an internal cost allocation methodology based on fully loaded cost (i.e., allocated direct costs of providing the services, plus all related overhead and out-of-pocket costs and expenses). As a result of this offering, we will need to enhance our own financial, administrative and other support systems or contract with third parties to replace Morgan Stanley’s systems. We will also need to establish our own accounting and internal auditing functions separate from those provided to us by Morgan Stanley.

Public Company Expenses

As a result of this offering, we will become subject to the reporting requirements of the Exchange Act and the Sarbanes-Oxley Act. All of the procedures and practices required as a majority-owned subsidiary of Morgan Stanley were previously established, but we will have additional procedures and practices to establish as a stand-alone public company. As a result, we will incur significant legal, accounting and other expenses that we did not previously incur.

July 2007 Dividend

On July 19, 2007, we paid a dividend of $973.0 million, consisting of $325.0 million in cash and $648.0 million of demand notes. Morgan Stanley was issued a demand note in the amount of $625.9 million and Capital Group International was issued a demand note in the amount of $22.1 million. On July 19, 2007, we paid in full in cash the $22.1 million demand note held by Capital Group International. On the date of this prospectus, we entered into a new $500.0 million credit facility. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources.” Simultaneously with the completion of this offering, we intend to borrow $425.0 million (the full amount of the term loans) under the new credit facility and use the net proceeds from the borrowing to pay a portion of the $625.9 million demand note held by Morgan Stanley. The balance of the demand note will be paid with net proceeds from this offering. As a result of the dividend and the payment of the demand notes, we expect interest income to be substantially lower and interest expense to be substantially higher in future periods.

Founders Grants

On October 24, 2007, our Board of Directors approved a founders grant, subject to completion of this offering, to our employees and service providers in the form of restricted stock units and/or options. The expected aggregate value of this founders grant is approximately $68 million of restricted stock units and options, subject to a vesting period. The restricted stock units and options vest over a four-year period, with 50% vesting on the second anniversary of the grant date and 25% vesting on each of the third and fourth anniversary of the grant date. The options have an exercise price per share equal to the final offering price per share set forth on the cover page of this prospectus and have a term of ten years subject to earlier cancellation in certain circumstances. The aggregate value of the options will be calculated using the Black-Scholes valuation method, consistent with Statement of Financial Accounting Standards No. 123R. See “Management—Equity Grants.”

The anticipated pre-tax expense of such founders grant is approximately $1 million, $27 million, $26 million, $10 million and $4 million for the fiscal years ended November 30, 2007, 2008, 2009, 2010 and 2011, respectively.

Share Reclassification

On October 24, 2007, subject to completion of this offering, our Board of Directors approved the Amended and Restated Certificate of Incorporation, which included: (i) authority to issue 850,000,000 shares of stock, consisting of 500,000,000 shares of class A common stock, par value $0.01 per share, 250,000,000 shares of class B common stock, par value $0.01 per share, and 100,000,000 shares of preferred stock, par value $0.01 per share; and (ii) a reclassification of each share of our outstanding common stock into 2,861.235208 shares of class B common stock. All per share computations included in the accompanying consolidated financial statements have been restated to reflect the reclassification.

Critical Accounting Policies and Estimates

Our consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”). These accounting principles require us to make certain estimates and judgments that can affect the reported amounts of assets and liabilities as of the date of the consolidated financial statements, as well as the reported amounts of revenues and expenses during the periods presented. We believe the estimates and judgments upon which we rely are reasonable based upon information available to us at the time these estimates and judgments are made. To the extent there are material differences between these estimates and actual results, our consolidated financial statements will be affected. The accounting policies that reflect our more significant estimates and judgments and that we believe are the most critical to aid in fully understanding and evaluating our reported financial results include revenue recognition, research and development and software capitalization, allowance for doubtful accounts, tax contingencies, impairment of long-lived assets and accrued compensation. If different assumptions or conditions were to prevail, the results could be materially different from our reported results.

Revenue Recognition

Revenue related to our non-software-related recurring arrangements is recognized pursuant to the requirements of Emerging Issues Task Force 00-21 (“EITF 00-21”), “Revenue Arrangements with Multiple Deliverables.” Under EITF 00-21, transactions with multiple elements should be considered separate units of accounting if all of the following criteria are met:

•	The delivered item has stand-alone value to the client,

•	There is objective and reliable evidence of the fair value of the undelivered item(s), and

•	If the arrangement includes a general right of return, delivery or performance of the undelivered items is considered probable and substantially in the control of the vendor.

We have signed subscription agreements with all of our clients that set forth the fees paid to us by the clients. Further, we regularly assess the receivable balances for each client. Our subscription agreements for these products include provisions that, among other things, allow clients, for no additional fee, to receive updates and modifications that may be made from time to time, for the term of the agreement, typically one year. As we currently do not have objective and reliable evidence of the fair value of this element of the transaction, we do not account for the delivered item as a separate element. Accordingly, we recognize revenue ratably over the term of the license agreement.

Our software-related recurring revenue arrangements do not require significant modification or customization of any underlying software applications being licensed. Accordingly, we recognize software revenues excluding the energy and commodity asset valuation analytics products, pursuant to the requirements of Statement of Position (“SOP”) 97-2, “Software Revenue Recognition,” as amended by SOP 98-9 “Modification of SOP 97-2, Software Revenue Recognition, With Respect to Certain Transactions.” In accordance with SOP 97-2, we begin to recognize revenues from subscriptions, maintenance and client technical support, and professional services when all of the following criteria are met: (1) we have persuasive evidence of a legally binding arrangement, (2) delivery has occurred, (3) client fee is deemed fixed or determinable, and (4) collection is probable.

We have signed subscription agreements with all of our clients that set forth the fees paid to us by the clients. Further, we regularly assess the receivable balances for each client. Our subscription agreements for software products include provisions that, among other things, would allow clients to receive unspecified future software upgrades for no additional fee as well as the right to use the software products with maintenance for the term of the agreement, typically one year. As we do not have vendor specific objective evidence (“VSOE”) for these elements (except for the support related to energy and commodity asset valuation products), we do not account for these elements separately. Accordingly, except for revenues related to energy and commodity asset valuation products, we recognize revenue ratably over the term of the license agreement.

Our software license arrangements generally do not include acceptance provisions. Such provisions generally allow a client to test the software for a defined period of time before committing to license the software. If a license agreement includes an acceptance provision, we do not record subscription revenues until the earlier of the receipt of a written client acceptance or, if not notified by the client that it is cancelling the license agreement, the expiration of the acceptance period.

For our energy and commodity asset valuation analytics products, we use the residual method to recognize revenue when a product agreement includes one or more elements to be delivered at a future date and VSOE of the fair value of all undelivered elements exists. In virtually all of our contracts, the only element that remains undelivered at the time of delivery of the product is support. The fair value of support is determined based upon what the fees for the support are for clients who purchase support separately. Under the residual method, the fair value of the undelivered element is deferred and the remaining portion of the contract fee is recognized as product revenue. Support fees for these products are recognized ratably over the support period.

We apply Staff Accounting Bulletin No. 104 (“SAB 104”), Revenue Recognition, in determining revenue recognition related to clients that use our indices as the basis for certain index-linked investment products such as exchange traded funds or futures contracts. These clients commonly pay us a fee based on the investment product’s assets under management or contract volumes. These fees are calculated based upon estimated assets in the investment product or contract volumes obtained either through independent third-party sources or the most recently reported information of the client.

We recognize revenue when all the following criteria are met:

•	The client has signed a contract with us,

•	The service has been rendered,

•	The amount of the fee is fixed and determinable based on the terms of the contract, and

•	Collectability is reasonably assured.

We have signed contracts with all clients that use our indices as the basis for certain index-linked investment products, such as exchange traded funds or futures contracts. The contracts state the terms under which these fees are to be calculated. These fees are billed in arrears, after the fees have been earned. The fees are earned as we supply the indices to the client. We assess the creditworthiness of these clients prior to entering into a contract and regularly review the receivable balances related to them.

Research and Development and Software Capitalization

We account for research and development costs in accordance with several accounting pronouncements, including SFAS No. 2, Accounting for Research and Development Costs (SFAS 2), and SFAS No. 86, Accounting for the Costs of Computer Software to be Sold, Leased, or Otherwise Marketed (SFAS 86). SFAS 2 requires that research and development costs generally be expensed as incurred. SFAS No. 86 specifies that costs incurred in researching and developing a computer software product should be charged to expense until technological feasibility has been established for the product. Once technological feasibility is established, all software costs should be capitalized until the product is available for general release to clients. Judgment is required in determining when technological feasibility of a product is established. Costs incurred after technological feasibility is established have not been material, and accordingly, we have expensed all research and development costs when incurred. Research and development costs for the fiscal year ended November 30, 2004, 2005 and 2006 and the nine months ended August 31, 2007 were approximately $39.7 million, $48.3 million, $55.4 million and $42.5 million, respectively.

Allowance for Doubtful Accounts

The allowance for doubtful accounts is recorded when it is probable and estimable that a receivable will not be collected. We identified an error in the estimates used in determining the allowance for doubtful accounts in our financial reporting that caused us to restate our financial statements for the fiscal years ended November 30,

2002, 2003, 2004, 2005 and 2006. See note 20 to our audited consolidated financial statements for the years ended November 30, 2004, 2005 and 2006 included in this prospectus for information regarding the restatement. As evidenced by the error that led to the previously mentioned restatement, the estimates used in determining the allowance for doubtful accounts are extremely subjective. The allowance for doubtful accounts was approximately $1.1 million and $1.6 million at November 30, 2005 and 2006, respectively. Changes in the allowance for doubtful accounts from November 30, 2004 to November 30, 2006 were as follows (amounts in thousands):

Amount (as restated)
Balance as of November 30, 2004	$325
Addition to provision	753

Balance as of November 30, 2005	1,078
Addition to provision	654
Amounts written off	(144)

Balance as of November 30, 2006	$1,588

Tax Contingencies

Our taxable income historically has been included in the consolidated U.S. federal income tax return of Morgan Stanley and in returns filed by Morgan Stanley with certain state taxing jurisdictions. Our foreign income tax returns have been filed on a separate company basis. Our federal income tax liability has been computed and presented in the consolidated financial statements as if we were a separate taxpaying entity in the periods presented. The state and local tax liability presented in these statements reflects the fact that we are included in state unitary filings of Morgan Stanley, and that our tax liability is affected by the attributions of the unitary group. We will continue to file federal income tax returns with Morgan Stanley on such basis for so long as Morgan Stanley owns at least 80% of the total voting power of our stock and 80% of the total value of our stock, and will generally continue to file certain state income tax returns with Morgan Stanley on a consolidated, combined or unitary basis under applicable state law until we are no longer permitted to do so. If Morgan Stanley’s ownership of our common stock falls below the relevant threshold, which may occur as a result of a subsequent sale or Tax-Free Spin-Off by Morgan Stanley of our common stock, we will file the relevant federal or state income tax return as a separate taxable group. As a stand-alone taxpayer, our state and local tax filings will reflect our separate filing attributes.

Although management believes that the judgments and estimates discussed in this prospectus are reasonable, actual results could differ, and we may be exposed to losses or gains that could be material. To the extent we are required to pay amounts in excess of our reserves, our effective income tax rate in a given financial statement period could be materially affected. An unfavorable tax settlement could require use of our cash and result in an increase in our effective income tax rate in the period of resolution.

Impairment of Long-Lived Assets

We review long-lived assets and identifiable definite-lived intangible assets whenever events or changes in circumstances indicate that the carrying amount of these assets may not be recoverable. If the carrying value of the assets exceeds the estimated future undiscounted cash flows, a loss is recorded for the excess of the asset’s carrying value over the fair value. To date we have not recognized any impairment loss for long-lived assets. Changes to the expected period in which the intangible asset will be utilized, changes in forecasted cash flow, changes in technology or client demand could materially impact the value of these assets in the future.

As part of a product review on July 15, 2007, we decided to transition certain clients over the next two to three years from Barra TotalRisk to other products. At the end of the transition, this product will no longer be offered. We have performed an impairment test in accordance with SFAS No. 144, Accounting for the

Impairment or Disposal of Long-Lived Assets (SFAS 144). We have determined there is no impairment of this asset. In accordance with SFAS No. 142, Goodwill and Other Intangible Assets (SFAS 142), the remaining useful life of the asset will be shortened from four-and-a-half years to two-and-a-half years. The revised useful life will result in higher amortization expenses related to this asset of $1.2 million, $3.5 million and $3.5 million for the fiscal years ended November 30, 2007, 2008 and 2009, respectively.

Accrued Compensation

We make significant estimates in determining our quarterly accrued non-stock based compensation. A significant portion of our employee incentive compensation programs are discretionary. Each year-end we determine the amount of discretionary cash bonus pools. We also review compensation throughout the year to determine how overall performance compares to management’s expectations. We take these and other factors, including historical performance, into account in reviewing accrued discretionary cash compensation estimates quarterly and adjusting accrual rates as appropriate. Changes to these factors could cause a material increase or decrease in the amount of expense that we report in a particular period. Accrued non stock-based compensation as of August 31, 2007 was $27.5 million.

Results of Operations

Nine Months Ended August 31, 2007 Compared to Nine Months Ended August 31, 2006

Revenues

	For the Nine Months Ended August 31,
	2006	2007	Increase/(Decrease)
	(in thousands)
Equity indices	$114,500	$143,970	$29,470	26%
Equity portfolio analytics	82,384	89,023	6,639	8%
Multi-asset class portfolio analytics	12,417	15,370	2,953	24%
Other products	19,811	19,865	54	0%

Total operating revenues	$229,112	$268,228	$39,116	17%

Revenues increased $39.1 million, or 17%, to $268.2 million for the nine months ended August 31, 2007, compared to the same period in 2006. New client additions for equity and multi-asset class products, increased fees attributable to higher assets of investment products linked to MSCI equity indices, further penetration into the European market and the licensing of additional index and analytics products by existing and new clients drove revenue growth. The increase primarily reflects increased revenues from equity indices and equity portfolio analytics. Price increases contributed very little to our revenue growth.

Revenues from equity indices increased $29.5 million, or 26%, to $144.0 million for the nine months ended August 31, 2007 compared to the same period in 2006. Approximately 56% of the increase was attributable to increases in fees based on assets of investment products linked to MSCI equity indices, including a number of new ETFs launched in EMEA, and the balance to additional index subscriptions from existing and new clients. Growth of assets in ETFs linked to our equity indices drove the higher fees we received from assets of investment products. The majority of growth in assets under management was the result of increased investment flows into the ETFs.

Revenues from equity portfolio analytics increased $6.6 million, or 8%, to $89.0 million for the nine months ended August 31, 2007 compared to the same period in 2006. The increase reflects additional subscriptions for Equity Models Direct risk data from existing and new clients (partly a result of licensing our proprietary equity risk data through a larger number of third-party software applications) as well as from higher Retention Rates for Barra Aegis (93% for the nine months ended August 31, 2007 compared to 92% for the nine months ended August 31, 2006).

Revenues from multi-asset class portfolio analytics products increased $3.0 million, or 24%, to $15.4 million for the nine months ended August 31, 2007 compared to the same period in 2006. The increase primarily reflects additional subscriptions to BarraOne by asset owners and fund managers. The increase in BarraOne revenues was offset in part by a decline in revenues from TotalRisk due to our decision to stop licensing subscriptions to TotalRisk and gradually transition clients from TotalRisk to BarraOne.

Revenues from other products increased $0.1 million to $19.9 million for the nine months ended August 31, 2007 compared to the nine months ended August 31, 2006. The increase reflects additional subscriptions for our energy and commodity analytics products, offset partially by the cancellation by Morgan Stanley of a $2.5 million per annum fixed income index subscription at the end of the first quarter of 2007, and from decreased fees based on lower assets of investment products linked to MSCI hedge fund indices.

Expenses

	For the Nine Months Ended August 31,
	2006	2007	Increase/(Decrease)
	(in thousands)
Cost of services	$77,112	$92,033	$14,921	19%
Selling, general and administrative	57,044	67,884	10,840	19%
Amortization of intangible assets	19,617	19,228	(389)	(2)%

Total operating expenses	$153,773	$179,145	$25,372	16%

Total operating expenses of $179.1 million for the nine months ended August 31, 2007 were $25.4 million, or 16%, higher compared to the same period in 2006. The largest contributor to the expense increase was growth in compensation and benefits of $17.1 million reflecting large staff additions made during the fiscal third and fourth quarters of 2006, including the hiring of a Chief Operating Officer and a Chief Financial Officer. Compensation and benefits expense represented 56% of total operating expenses for the nine months ended August 31, 2007 compared to 54% in the same period in 2006. Allocations of expenses from Morgan Stanley grew by $3.4 million during the nine months ended August 31, 2007, largely as a result of the increased headcount of our employees. Other contributors to the expense increase were information technology expenses, which grew by $1.7 million, and office space costs, which grew by $1.0 million, during the nine months ended August 31, 2007.

Cost of services

Cost of services increased $14.9 million, or 19%, to $92.0 million for the nine months ended August 31, 2007 compared to the same period in 2006. The majority of the increase, $10.4 million, was driven by increased personnel costs that reflected hires made in the second half of 2006 in the information technology group as well as the hiring of a Chief Operating Officer. Additional market data costs, including costs associated with introducing the GIMI methodology, rent increases from adding business continuity space in Hong Kong and London, as well as higher allocations of information technology and administrative expenses from Morgan Stanley, were the largest contributors to non-compensation expense growth. As a percentage of revenues, cost of services remained at 34%.

Selling, general and administrative

Selling, general and administrative expenses increased $10.8 million, or 19%, to $67.9 million for the nine-month period ended August 31, 2007 compared to the nine-month period ended August 31, 2006. Compensation and benefits expense was the significant contributor to the increase, rising $6.7 million, due to the hiring of additional employees in the second half of fiscal 2006. Expanding the sales organization and the hiring of a Chief Financial Officer were the main drivers of our increased personnel expenditures. In addition, the allocation of general and administrative expenses from Morgan Stanley increased by $1.2 million in the nine months ended August 31, 2007, and this increase was principally attributable to the increased headcount of our employees. Travel expenses increased with the growth of our sales organization. As a percentage of revenues, selling, general and administrative expenses remained at 25%.

Amortization of intangible assets

Amortization expense decreased $0.4 million, or 2%, to $19.2 million for the nine-month period ended August 31, 2007 compared to the same period in 2006. The decrease was principally due to a portion of one component of our identified intangibles, client relationships, being fully amortized by the end of fiscal 2006. As a percentage of revenues, amortization expense decreased to 7% from 9%.

Interest and other income, net

Interest and other income, net decreased $0.2 million, or 2%, to $10.1 million for the nine-month period ended August 31, 2007 compared to the nine-month period ended August 31, 2006. The net decrease was a result of gross interest expense growing at a higher rate than gross interest income.

Gross interest expense increased by $1.6 million, or 553%, to $1.9 million for the nine-month period ended August 31, 2007. During this period we incurred interest expense on the demand note issued to Morgan Stanley as part of the $973.0 million dividend we paid to Morgan Stanley and Capital Group International on July 19, 2007. The dividend consisted of $325.0 million in cash and $648.0 million of demand notes. Morgan Stanley was issued a demand note in the amount of $625.9 million and Capital Group International was issued a demand note in the amount of $22.1 million. On July 19, 2007, we paid in full in cash the $22.1 million demand note held by Capital Group International. The demand note we issued to Morgan Stanley remained outstanding at August 31, 2007, with interest expense accruing at a rate equal to the open federal funds rate plus 35 basis points per annum. This rate was 5.725% on August 31, 2007.

Gross interest income increased by $1.3 million, or 12%, to $11.7 million for the nine-month period ended August 31, 2007. The growth in gross interest income reflected increased average cash balances, including cash deposited with Morgan Stanley, during the period prior to the payment of the $973.0 million dividend on July 19, 2007, and higher average yields on the deposited funds, compared to the yields earned on deposited funds during the first nine months of 2006.

As a percentage of revenues, interest and other income, net decreased from 5% to 4% for the nine-month periods ended August 31, 2006 and August 31, 2007, respectively.

Provision for income taxes

Our provision for income taxes increased $5.6 million, or 18%, to $36.3 million for the nine-month period ended August 31, 2007 compared to the same period in 2006. During the nine-month period ended August 31, 2007 the effective tax rate increased to 37% from 36% for the nine-month period ended August 31, 2006. Effective tax rates are subject to change based on the taxable income in all the jurisdictions in which we do business.

Discontinued operations

Income from discontinued operations decreased to zero in the nine-month period ended August 31, 2007 from $0.9 million in the same period in 2006, reflecting the termination in September 2006 of the earn-out arrangement related to our disposition of our POSIT JV interest on February 1, 2005.

Fiscal Year Ended November 30, 2006 Compared to Fiscal Year Ended November 30, 2005

Revenues

	For the Fiscal Year Ended November 30,
	2005	2006	Increase/(Decrease)
	(in thousands)
Equity indices	$126,533	$156,772	$30,239	24%
Equity portfolio analytics	106,594	110,007	3,413	3%
Multi-asset class portfolio analytics	17,260	16,873	(387)	(2)%
Other products	28,087	27,046	(1,041)	(4)%

Total operating revenues	$278,474	$310,698	$32,224	12%

Revenues increased $32.2 million, or 12%, to $310.7 million for fiscal 2006 compared to fiscal 2005. Increased asset-based fees attributable to higher assets of investment products linked to MSCI equity indices drove revenue growth. The increase also reflects increased revenues from equity indices and equity portfolio analytics partially offset by a decrease in revenues from our multi-asset class portfolio analytics products and other products including hedge fund indices. Price increases contributed very little to our revenue growth.

Revenues from equity indices increased $30.2 million, or 24%, to $156.8 million in fiscal 2006 compared to fiscal 2005. Approximately $21 million, or 70%, of the revenue increase was attributable to index subscriptions and the remainder to fees based on assets of investment products linked to MSCI indices. Growth of assets in ETFs linked to our equity indices drove the higher fees we received from assets of investment products. A majority of the growth in assets under management was the result of increased investment flows into the ETFs.

Revenues from equity portfolio analytics increased $3.4 million, or 3%, to $110.0 million in fiscal 2006 compared to fiscal 2005. The increase reflects additional subscriptions to Equity Models Direct by existing and new clients as well as higher Retention Rates for Barra Aegis.

Revenues from multi-asset class portfolio analytics decreased $0.4 million, or 2%, to $16.9 million in fiscal 2006 compared to fiscal 2005. The decrease stems from a decline in TotalRisk revenues of $1.8 million, attributable to lower Retention Rate as well as our decision to stop licensing subscriptions to TotalRisk and gradually transition clients from TotalRisk to BarraOne. The decline in TotalRisk revenues was offset in part by a $1.4 million increase from BarraOne revenues attributable to new subscriptions from asset owners and balanced fund managers.

Revenues from other products decreased $1.0 million, or 4%, due to lower fees attributable to reduced assets of investment products linked to our hedge fund indices.

Expenses

	For the Fiscal Year Ended November 30,
	2005	2006	Increase/(Decrease)
	(in thousands)
Cost of services	$106,598	$115,426	$8,828	8%
Selling, general and administrative	70,220	85,820	15,600	22%
Amortization of intangible assets	28,031	26,156	(1,875)	(7)%

Total operating expenses	$204,849	$227,402	$22,553	11%

Total expenses of $227.4 million for the fiscal year ended November 30, 2006 were $22.6 million, or 11%, higher compared to fiscal 2005. Compensation and benefits continue to account for our largest expense increase, accounting for $12.9 million in growth from the prior year. This increase stems from hiring personnel to support business growth mainly in the U.S. and Europe and the hiring of a Chief Operating Officer and a Chief Financial Officer. Additional increases were principally due to rises in general and administrative expenses from Morgan Stanley, information technology and software engineering costs.

Cost of services

Cost of services increased $8.8 million, or 8%, to $115.4 million in fiscal 2006 versus 2005. The rise mainly stems from higher research, information technology and software engineering costs incurred in order to add new product features and to expand the breadth of our equity securities universe. The increase is also attributable to the hiring of a Chief Operating Officer. In addition, allocations from Morgan Stanley increased by $2.4 million to reflect our expanded use of services after we migrated Barra onto Morgan Stanley platforms. As a percentage of revenues, cost of services declined to 37% in fiscal 2006 from 38% in 2005.

Selling, general and administrative

Selling, general and administrative expenses increased $15.6 million, or 22%, to $85.8 million in fiscal 2006 compared to fiscal 2005. The primary drivers of the increase in fiscal 2006 were an increase in personnel and occupancy costs. The increase in personnel costs was a result of expanding staffing in the sales organization and information technology infrastructure areas, as well as the hiring of a Chief Financial Officer. The hiring also caused recruiting expenses to increase substantially compared to 2005. Higher occupancy costs were attributable to the expansion of office space and the establishment of business continuity sites in Hong Kong and London. As a percentage of revenues, selling, general and administrative expenses increased to 28% from 25%.

Amortization of intangible assets

Amortization expense decreased $1.9 million, or 7%, to $26.2 million in fiscal 2006 compared to fiscal 2005. The decrease principally reflects the full amortization of some components of our identified intangibles, primarily related to developed technology for our energy and commodity products, by the end of fiscal 2005. As a percentage of revenues, amortization expense decreased to 8% from 10%.

Interest and other income, net

Interest and other income, net increased $8.9 million, or 122%, to $16.2 million in fiscal 2006 compared to fiscal 2005. The increase reflects higher average cash balances, including cash deposited with Morgan Stanley, and higher average interest rates earned on these balances, as well as a $1.1 million gain associated with the sale of our interest in two unconsolidated companies, LoanPerformance and ValuBond, in the fourth quarter of fiscal 2006. As a percentage of revenues, interest and other income, net increased to 5% from 3%.

Provision for income taxes

Our provision for income taxes increased $5.6 million, or 19%, to $36.1 million in fiscal 2006 compared to fiscal 2005. The effective tax rate decreased to 36% from 38% in fiscal 2006 compared to fiscal 2005. This decrease primarily reflects lower tax rates applicable to non-U.S. earnings during fiscal 2006. Effective tax rates are subject to change based on the taxable income in all the jurisdictions in which we do business.

Discontinued operations

Income from discontinued operations, net of tax, increased $4.3 million, or 113%, to $8.1 million in fiscal 2006 compared to fiscal 2005. Pre-tax income from discontinued operations increased $6.9 million, or 117%, to $12.7 million in fiscal 2006 compared to fiscal 2005. On February 1, 2005, we sold our interest in POSIT JV to our joint venture partner, ITG, for $90.0 million. We recorded a pre-tax gain of $6.8 million at the time of sale. As part of the sale agreement, we were entitled to additional royalties for a period of 10 years subsequent to the sale through an earn-out arrangement, based on fees earned by ITG related to the POSIT system. In September 2006, ITG exercised its option to accelerate the earn-out period by making a lump sum payment to us of $11.7 million. In addition, we received royalty payments of $3.2 million and $1.0 million in fiscal 2005 and 2006, respectively, prior to the lump sum earn-out payment.

Fiscal Year Ended November 30, 2005 Compared to Fiscal Year Ended November 30, 2004

Revenues

	For the Fiscal Year Ended November 30,
	2004	2005	Increase/(Decrease)
	(in thousands)
Equity indices	$103,844	$126,533	$22,689	22%
Equity portfolio analytics	51,686	106,594	54,908	106%
Multi-asset class portfolio analytics	9,028	17,260	8,232	91%
Other products	13,888	28,087	14,199	102%

Total operating revenues	$178,446	$278,474	$100,028	56%

Revenues increased $100.0 million, or 56%, to $278.5 million for fiscal 2005 compared to fiscal 2004. The increase reflects increased revenues from equity indices, equity portfolio analytics, multi-asset class portfolio analytics and other products.

Revenues from equity indices increased $22.7 million, or 22%, to $126.5 million in fiscal 2005 compared to fiscal 2004. Approximately $12.7 million, or 56%, of the revenue increase was attributable to increases in fees based on assets of investment products linked to MSCI indices, and the balance to additional index subscriptions from existing and new clients. Growth of assets in ETFs linked to our equity indices drove the higher fees we received from assets in investment products. The majority of growth in assets under management was the result of increased investment flows into the ETFs.

Revenues from equity portfolio analytics increased $54.9 million, or 106%, to $106.6 million in fiscal 2005 compared to fiscal 2004. The increase is the result of having a full year of Barra operations in fiscal 2005 compared to only six months of Barra operations in fiscal 2004 since Barra was acquired on June 3, 2004.

Revenues from multi-asset class portfolio analytics increased $8.2 million, or 91%, to $17.3 million in fiscal 2005 compared to fiscal 2004. The increase is principally the result of having a full year of Barra operations in fiscal 2005 compared to only six months of Barra operations in fiscal 2004.

Revenues from other products increased $14.2 million, or 102%, to $28.1 million in fiscal 2005 compared to fiscal 2004. The increase is principally the result of having a full year of Barra operations in fiscal 2005 compared to only six months of Barra operations in fiscal 2004. In addition, fees based on the assets of investment products linked to MSCI hedge fund indices increased $5.0 million in fiscal 2005 compared to fiscal 2004.

Expenses

	For the Fiscal Year Ended November 30,
	2004	2005	Increase/(Decrease)
	(in thousands)
Cost of services	$86,432	$106,598	$20,166	23%
Selling, general and administrative	47,099	70,220	23,121	49%
Amortization of intangible assets	14,910	28,031	13,121	88%

Total operating expenses	$148,441	$204,849	$56,408	38%

Total expenses of $204.8 million for the fiscal year ended November 30, 2005 were $56.4 million or 38% higher compared to fiscal 2005. The increase is principally the result of having a full year of Barra operations in fiscal 2005 compared to only six months of Barra in fiscal 2004.

Cost of services

Cost of services increased $20.2 million, or 23%, to $106.6 million in fiscal 2005 compared to fiscal 2004. The increase is principally the result of having a full year of Barra operations in fiscal 2005 compared to only six months of Barra operations in fiscal 2004. As a percentage of revenues, cost of services declined to 38% from 48%.

Selling, general and administrative

Selling, general and administrative expenses increased $23.1 million, or 49%, to $70.2 million in fiscal 2005 compared to fiscal 2004. The increase is principally the result of having a full year of Barra operations in fiscal 2005 compared to only six months of Barra operations in fiscal 2004. As a percentage of revenues, selling, general and administrative expenses declined to 25% from 26%.

Amortization of intangible assets

Amortization expense increased $13.1 million, or 88%, to $28.0 million in fiscal 2005 compared to fiscal 2004. The increase is the result of having a full year of intangibles linked to the Barra acquisition in fiscal 2005 compared to only six months in fiscal 2004. As a percentage of revenues, amortization expense increased to 10% from 8%.

Interest and other income, net

Interest and other income, net increased more than ten times, from $0.6 million in fiscal 2004 to $7.3 million in fiscal 2005. The increase reflects higher average cash balances, including cash deposited with Morgan Stanley, as well as higher average yields on those funds. As a percentage of revenues, interest and other income, net increased to 3% from less than 1%.

Provision for income taxes

Our provision for income taxes increased $20.7 million, or 214%, to $30.4 million in fiscal 2005 compared to fiscal 2004. The increase primarily resulted from substantially higher pre-tax income during fiscal 2005 as compared to fiscal 2004. The effective tax rate increased from 32% to 38% for fiscal 2005 compared to fiscal 2004. The increase primarily reflects a higher benefit from domestic tax credits due to lower pre-tax income in 2004. Effective tax rates are subject to change based on the taxable income in all the jurisdictions in which we do business.

Cumulative effect of change in accounting principle

The cumulative effect of change in accounting principle in fiscal 2005 reflects a $0.5 million gain ($0.3 million after tax) we recognized upon adoption of SFAS 123R resulting from the requirement to estimate forfeitures at the date of grant instead of recognizing them as incurred.

Discontinued operations

Income from discontinued operations, net of tax, increased from a loss of $0.1 million in fiscal 2004 to a gain of $3.8 million in fiscal 2005. Pre-tax income from discontinued operations increased from a loss of $0.1 million in fiscal 2004 to a gain of $5.8 million in fiscal 2005. On February 1, 2005 we sold our interest in POSIT JV to our joint venture partner, ITG, for $90.0 million. Net of the unamortized balance of identifiable intangibles related to POSIT JV, the gain on sale before tax was $6.8 million. The pre-tax income from discontinued operations of $5.8 million in fiscal 2005 is composed of the gain on sale of $6.8 million plus royalty payments received in fiscal 2005 amounting to $3.2 million, less amortization of intangible assets related to POSIT JV amounting to $1.5 million and less other operating expenses of $2.7 million.

Quarterly Results of Operations

The following table sets forth our quarterly consolidated statement of operations data for each of the eight quarters in the period ended August 31, 2007. In management’s opinion, the data has been prepared on the same basis as the audited consolidated financial statements included in this prospectus, and reflects all necessary adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of this data. The results of historical periods are not necessarily indicative of the results of operations for a full year or any future period.

	2005	2006				2007
	November 30,(1)	February 28,(1)	May 31,(1)	August 31,(1)	November 30,(1)	February 28,(1)	May 31,(1)	August 31,
			(as restated)	(in thousands)
Operating revenues	$74,830	$71,273	$78,284	$79,555	$81,586	$87,069	$88,752	$92,407
Cost of services	30,760	27,030	24,563	25,519	38,314	32,266	30,341	29,426
Selling, general and administrative	19,906	13,793	19,679	23,572	28,776	18,964	25,489	23,431
Amortization of intangible assets	7,006	6,539	6,539	6,539	6,539	6,266	6,265	6,697

Total operating expenses	57,672	47,362	50,781	55,630	73,629	57,496	62,095	59,554

Operating income	17,158	23,911	27,503	23,925	7,957	29,573	26,657	32,853
Interest and other income, net	4,541	2,794	3,238	4,282	5,859	4,994	5,048	66

Income before provision for income taxes, discontinued operations and cumulative effect of change in accounting principle	21,699	26,705	30,741	28,207	13,816	34,567	31,705	32,919
Provision for income taxes	8,455	9,594	11,043	10,132	5,328	12,925	11,854	11,540
Income from discontinued operations, net	238	44	431	410	7,188	—	—	—
Cumulative effect of change in accounting principle, net	313	—	—	—	—	—	—	—

Net income	$13,795	$17,155	$20,129	$18,485	$15,676	$21,642	$19,851	$21,379

(1)	As restated. See discussion in note 20 to our audited consolidated financial statements for the years ended November 30, 2004, 2005 and 2006 and note 18 to our audited consolidated financial statements for the six month period ended May 31, 2007.

Liquidity and Capital Resources

We require capital to fund ongoing operations, internal growth initiatives and acquisitions. Our working capital requirements and funding for capital expenditures, strategic investments and acquisitions have historically been part of the corporate-wide cash management program of Morgan Stanley. Subsequent to this offering, we will be solely responsible for the provision of funds to finance our working capital and other cash requirements.

Our primary sources of liquidity are cash flows generated from our operations, existing cash and cash equivalents and funds available under a revolving credit facility we intend to obtain prior to completion of this offering. We intend to use these sources of liquidity to service our debt and fund our working capital requirements, capital expenditures, investments and acquisitions. In connection with our business strategy, we regularly evaluate acquisition opportunities. We believe our liquidity, along with other financing alternatives, will provide the necessary capital to fund these transactions and achieve our planned growth.

As described above in “—Factors Impacting Comparability of Our Financial Results—July 2007 Dividend,” we paid a dividend of $973.0 million, consisting of $325.0 million in cash and $648.0 million of demand notes, on July 19, 2007. Morgan Stanley was issued a demand note in the amount of $625.9 million and Capital Group International was issued a demand note in the amount of $22.1 million. On July 19, 2007, we paid in full in cash the $22.1 million demand note held by Capital Group International. The demand note held by Morgan Stanley bears interest at a rate equal to the open federal funds rate plus 35 basis points, which was 5.725% on August 31, 2007, and matures on November 30, 2007.

On the date of this prospectus, we entered into a new $500.0 million credit facility with Morgan Stanley Senior Funding, Inc. and Bank of America, N.A. as agents for a syndicate of lenders, which is contingent on the consummation of this offering and is comprised of a $200.0 million term loan A facility, a $225.0 million term loan B facility, which will be issued at a discount of 0.5% of the principal amount resulting in proceeds of approximately $223.88 million, and a $75.0 million revolving credit facility (under which there will be no drawings on the date of the closing of this offering). Outstanding borrowings under the credit facility will accrue interest at (i) the base rate plus a fixed margin of 1.50% in the case of the term loan A facility and the revolving facility and 2.00% in the case of the term loan B facility or (ii) LIBOR plus a fixed margin of 2.50% in the case of the term loan A facility and the revolving facility and 3.00% in the case of the term loan B facility, in each case subject to interest rate step downs based on the achievement of consolidated leverage ratio (as defined in the credit facility) conditions. The term loan A facility and the term loan B facility will mature on November 20, 2012 and November 20, 2014, respectively. Simultaneously with the completion of this offering, we intend to borrow $425.0 million (the full amount of the term loans) under the credit facility and use the proceeds to pay a portion of the $625.9 million demand note held by Morgan Stanley. The balance of the demand note will be paid with the net proceeds from this offering. The proceeds remaining from this offering after paying the balance of the demand note will be used for general corporate purposes. The revolving credit facility is available for working capital requirements and other general corporate purposes (including the financing of permitted acquisitions), subject to certain conditions, and matures on November 20, 2012. We have engaged an affiliate of Morgan Stanley and Banc of America Securities LLC as joint lead arrangers for the credit facility.

The credit facility is guaranteed on a senior secured basis by each of our direct and indirect wholly-owned domestic subsidiaries and secured by a valid and perfected first priority lien and security interest in substantially all of the shares of capital stock of our present and future domestic subsidiaries and up to 65% of the shares of capital stock of our foreign subsidiaries, substantially all of our and our domestic subsidiaries’ present and future property and assets and the proceeds thereof. In addition, the credit facility contains restrictive covenants that limit our ability and our existing or future subsidiaries’ abilities, among other things, to:

•	incur liens;

•	incur additional indebtedness;

•	make or hold investments;

•	merge, dissolve, liquidate, consolidate with or into another person;

•	sell, transfer or dispose of assets;

•	pay dividends or other distributions in respect of our capital stock;

•	change the nature of our business;

•	enter into any transactions with affiliates other than on an arm’s length basis (except as described in “Arrangements Between Morgan Stanley and Us” and “Relationships and Related Transactions”); and

•	prepay, redeem or repurchase debt.

The credit facility also requires us and our subsidiaries to achieve specified financial and operating results and maintain compliance with the following financial ratios on a consolidated basis: (1) the maximum total leverage ratio (as defined in the credit facility) measured quarterly on a rolling four-quarter basis shall not exceed (a) 3.75:1.0 through November 30, 2009, (b) 3.50:1.0 from December 1, 2009 through November 30, 2010 and (c) 3.25:1.0 thereafter; and (2) the minimum interest coverage ratio (as defined in the credit facility) measured quarterly on a rolling four-quarter basis shall be (a) 3.00:1.0 through November 30, 2009, (b) 3.50:1.0 from December 1, 2009 through November 30, 2010 and (c) 4.00:1.0 thereafter.

In addition, our credit facility contains the following affirmative covenants, among others: periodic delivery of financial statements, budgets and officer’s certificates; payment of other obligations; compliance with laws and regulations; payment of taxes and other material obligations; maintenance of property and insurance; performance of material leases; right of the lenders to inspect property, books and records; notices of defaults and other material events; maintenance of books and records; and compliance with laws.

Cash flows

	As of and for the Fiscal Year Ended November 30,			As of and for the Nine Months Ended August 31,	As of and for the Nine Months Ended August 31,
	2004 (as restated)	2005 (as restated)	2006 (as restated)	2006	2007
	(in thousands)
Cash and cash equivalents	$33,076	$23,411	$24,362	$21,576	$21,599
Cash deposited with related parties	$98,873	$252,882	$330,231	$290,185	$51,799
Cash provided by operating activities	$22,082	$59,881	$83,665	$42,842	$68,356
Cash provided by (used in) investing activities	$135,126	$(63,708)	$(79,764)	$(38,221)	$277,486
Cash used in financing activities	$(131,478)	$—	$(5,000)	$(5,000)	$(347,099)

Cash and cash equivalents and cash deposited with related parties

Cash and cash equivalents were $23.4 million, $24.4 million and $21.6 million as of November 30, 2005 and 2006 and August 31, 2007, respectively. This constituted approximately 2% of total assets as of November 30, 2005 and 2006 and 3% of total assets as of August 31, 2007. Excess cash is deposited with Morgan Stanley and is shown separately on the balance sheet under cash deposited with related parties. Cash deposited with related parties was $252.9 million, $330.2 million and $51.8 million as of November 30, 2005 and 2006 and August 31, 2007, respectively, representing approximately 24%, 30% and 7% of total assets, respectively. Our cash, including cash equivalents and cash deposited with related parties, decreased in the nine months ended August 31, 2007. This was primarily a result of cash used in financing activities, representing the payment of a cash dividend of $325.0 million and the payment in cash of the $22.1 million demand note held by Capital Group International on July 19, 2007. We believe that our cash flow from operations (including prepaid subscription fees), together with existing cash balances, will be sufficient to meet our cash requirements for capital expenditures and other cash needs for ongoing business operations for at least the next 12 months.

Cash flows from operating activities

In the nine months ended August 31, 2007, our operating cash flow reflected net income generated during the period of $62.9 million, adjusted for non-cash items such as amortization of intangible assets of $19.2 million and depreciation of $1.5 million. During the nine months ended August 31, 2007, we generated operating cash flows through cash collections from our clients and the receipt of cash in settlement of related party balances. Our collections were offset partly by a cash outflow of $52.3 million in settlement of payables to related parties.

Our primary uses of cash from operating activities are for payment of cash compensation expenses, office rent, technology costs and services provided by Morgan Stanley. The payment of cash compensation expenses is historically at its highest level in the first quarter when we pay discretionary employee compensation related to the previous fiscal year.

Timing differences relating to the payment of amounts due to related parties between fiscal 2005 and the nine-month period ended August 31, 2006 caused us to use $58.2 million of cash during the nine-month period ended August 31, 2006 in settlement of related party balances.

Cash flows from investing activities

Cash flows from investing activities include cash used for capital expenditures, cash deposited with Morgan Stanley and cash received from the sale of discontinued operations. In the nine months ended August 31, 2007, the amount of cash deposited with Morgan Stanley decreased by $278.4 million as a result of the payment of the $325.0 million cash dividend and $22.1 million demand note held by Capital Group International from cash deposits, partially offset by $68.7 million of cash flows from operations deposited with related parties. Capital expenditures totaled $0.9 million in the nine months ended August 31, 2007, relating primarily to the purchase of computer equipment and build-out costs of office space that we lease. We anticipate funding any future capital expenditures out of our operating cash flows.

In fiscal year 2005, we sold our interest in POSIT JV to our joint venture partner, ITG, for $90.0 million. We deposited the cash proceeds from this sale with Morgan Stanley, contributing in part to the increase of $154.0 million in cash deposited with related parties during fiscal year 2005.

Cash flows from financing activities

Cash flows from financing activities largely represent payments for cash dividends. Cash dividends paid in fiscal years 2004, 2005 and 2006 amounted to $177.5 million, $0 and $5.0 million, respectively. Cash dividends paid in the nine months ended August 31, 2006 amounted to $5.0 million. During the nine months ended August 31, 2007, the net cash used in financing activities was $347.1 million, representing the payment of a dividend of $973.0 million, less the demand note payable to Morgan Stanley of $625.9 million. In 2004, cash flows from financing activities include $46.0 million in cash as part of the acquisition of Barra.

Contractual Obligations

Our contractual obligations consist primarily of leases for office space, capital leases for equipment and other operating leases as well as obligations to vendors arising out of market data contracts. The following summarizes our long-term contractual obligations in thousands:

As of August 31, 2007	Total	Fiscal Year
		2007	2008	2009	2010	2011	Thereafter
Operating leases	$29,968	$1,394	$4,978	$4,745	$3,686	$3,743	$11,422
Vendor obligations	3,213	1,565	1,427	221	—	—	—

Total contractual obligations	$33,181	$2,959	$6,405	$4,966	$3,686	$3,743	$11,422

Off-Balance Sheet Arrangements

At August 31, 2007, November 30, 2006 and 2005, we did not have any relationships with unconsolidated entities or financial partnerships, such as entities often referred to as structured finance or special purpose entities, which would have been established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes.

Recent Accounting Pronouncements

In July 2006, the FASB issued FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109” (“FIN 48”). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in a company’s financial statements and prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in an income tax return. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. FIN 48 is effective for us as of December 1, 2007. We are currently evaluating the potential impact of adopting FIN 48.

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements (“Statement No. 157”). Statement No. 157 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. Statement No. 157 is effective beginning an entity’s first fiscal year that begins after November 15, 2007, or upon early adoption of FASB Statement No. 159. We early adopted FASB Statement No. 159 as of December 1, 2006, and in effect adopted Statement No. 157 at the same time. Accordingly, we adopted Statement No. 157 on December 1, 2006. The adoption of Statement No. 157 did not have a material impact on our combined financial condition, results of operations or cash flows.

In September 2006, the FASB issued SFAS No. 158, Employers’ Accounting for Defined Benefit Pension and Other Post-retirement Plans, an amendment of FASB Statements No. 87, 88, 106 and 132(R) (“SFAS No. 158”). SFAS No. 158 requires an employer to recognize the funded status of defined benefit pension and other post-retirement benefit plans as an asset or liability. SFAS No. 158 also requires the measurement of defined benefit and post-retirement plan assets and obligations at the end of the fiscal year. Our employees currently participate in Morgan Stanley’s pension and other post-retirement plans and SFAS No. 158 is effective for Morgan Stanley as of November 30, 2007. Based on information currently available, Morgan Stanley expects to record an after-tax charge of approximately $200 million to shareholders’ equity as of November 30, 2007 upon the adoption of SFAS No. 158. Morgan Stanley expects to adopt a fiscal year-end measurement date for its fiscal year ending November 30, 2008. However, as these plans are not separately identifiable for us, the adoption of SFAS No. 158 by Morgan Stanley would not impact our financial statements.

In September 2006, the SEC issued Staff Accounting Bulletin (SAB) 108, which provides interpretive guidance on how the effects of the carryover or reversal of prior year misstatements should be considered in quantifying a current year misstatement. The guidance is applicable for fiscal years ending after November 15, 2006. Effective August 31, 2006, we early adopted SAB 108. The adoption did not have an impact to our consolidated financial statements.

In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities (“Statement No. 159”). Statement No. 159 permits entities to elect to measure certain assets and liabilities at fair value with changes in the fair values of those items (unrealized gains and losses) recognized in the statement of income for each reporting period. Under this Statement, fair value elections can be made on an instrument-by-instrument basis, are irrevocable, and can only be made upon specified election date events. In addition, new disclosure requirements apply with respect to instruments for which fair value measurement is elected. We elected to early adopt Statement No. 159 as of December 1, 2006. We chose not to make any fair value elections with respect to any of its eligible assets or liabilities as permitted under the provisions of Statement No. 159.

In June 2007, the EITF reached consensus on Issue No. 06-11, “Accounting for Income Tax Benefits of Dividends on Share-Based Payment Awards” (“EITF Issue No. 06-11”). EITF Issue No. 06-11 requires that the tax benefit related to dividend equivalents paid on restricted stock units that are expected to vest be recorded as an increase to additional paid-in capital. We currently account for this tax benefit as a reduction to our income tax provision. EITF Issue No. 06-11 is to be applied prospectively for tax benefits on dividends declared in fiscal years beginning after December 15, 2007. We currently are evaluating the potential impact of adopting EITF Issue No. 06-11.

Quantitative and Qualitative Disclosures about Market Risk

Foreign Currency Risk

We have two separate exposures to currency exchange fluctuation risk—revenues from index-linked investment products, such as exchange traded funds, and non-U.S. dollar invoiced revenues.

Revenues from index-linked investment products represented approximately 18% of our operating revenues for the nine months ended August 31, 2007. While our fees for index-linked investment products are generally invoiced in U.S. dollars, the fees are based on the investment product’s assets, substantially all of which are invested in securities denominated in currencies other than the U.S. dollar. Accordingly, declines in such other currencies against the U.S. dollar will decrease the fees payable to us under such licenses. In addition, declines in such currencies against the U.S. dollar could impact the attractiveness of such investment products resulting in net fund outflows, which would further reduce the fees payable under such licenses.

We generally invoice our clients in U.S. dollars; however, we invoice a portion of clients in euros, pounds sterling, Japanese yen and a limited number of other non-U.S. dollar currencies. Approximately 15% of our revenues for the nine months ended August 31, 2007 are denominated in foreign currencies, of which the majority are in euros, pounds sterling and Japanese yen.

We are exposed to additional foreign currency risk in certain of our operating costs. Although our expenses are generally in U.S. dollars, some of our expenses are incurred in non-U.S. dollar denominated currencies. Approximately $36.2 million, or 20%, of our expenses for the nine months ended August 31, 2007 were denominated in foreign currencies, the significant majority of which were denominated in Swiss francs, pounds sterling, Hong Kong dollars and Japanese yen. Expenses paid in foreign currency may increase as we expand our business outside the U.S. and replace services provided by Morgan Stanley internationally for which we currently pay Morgan Stanley in U.S. dollars.

To the extent that our international activities recorded in local currencies increase in the future, our exposure to fluctuations in currency exchange rates will correspondingly increase. We have not engaged in derivative financial instruments as a means of hedging this risk. Foreign currency cash balances held overseas are generally kept at levels necessary to meet current operating and capitalization needs.

Interest Rate Sensitivity

We had unrestricted cash and cash equivalents totaling $23.4 million, $24.4 million and $21.6 million at November 30, 2005, November 30, 2006 and August 31, 2007, respectively. These amounts were held primarily in checking money market accounts in the countries where we maintain banking relationships. The majority of excess cash is deposited with our parent company. At November 30, 2005, November 30, 2006 and August 31, 2007, amounts held with our parent company were $252.9 million, $330.2 million and $51.8 million, respectively. On our statements of financial condition these amounts are shown as “Cash deposited with related parties.” We receive interest at Morgan Stanley’s internal prevailing rates on these funds. The unrestricted cash and cash equivalents are held for working capital purposes. We do not enter into investments for trading or speculative purposes. We believe we do not have any material exposure to changes in fair value as a result of changes in interest rates. Declines in interest rates, however, will reduce future interest income.

As described above in “—Factors Impacting Comparability of Our Financial Results—July 2007 Dividend,” we paid a dividend of $973.0 million, consisting of $325.0 million in cash and $648.0 million of demand notes, on July 19, 2007. Morgan Stanley was issued a demand note in the amount of $625.9 million and Capital Group International was issued a demand note in the amount of $22.1 million. On July 19, 2007, we paid in full in cash the $22.1 million demand note held by Capital Group International. On the date of this prospectus, we entered into a new $500.0 million credit facility. See “Management’s Discussion and Analysis of Financial Condition

and Results of Operations—Liquidity and Capital Resources.” Simultaneously with the completion of this offering, we intend to borrow $425.0 million (the full amount of the term loans) under the new credit facility and use the net proceeds from the borrowing to pay a portion of the $625.9 million demand note held by Morgan Stanley. As a result of the dividend and related financings, we expect interest income to be substantially lower and interest expense to be substantially higher in future periods. Any borrowings under our credit facility will accrue interest at a variable rate equal to (i) the base rate plus a fixed margin of 1.50% in the case of the term loan A facility and the revolving facility and 2.00% in the case of the term loan B facility or (ii) LIBOR plus a fixed margin of 2.50% in the case of the term loan A facility and the revolving facility and 3.00% in the case of the term loan B facility, in each case subject to interest rate step downs based on the achievement of consolidated leverage ratio (as defined in the credit facility) conditions. We expect to pay down our new credit facility with cash generated from our ongoing operations.

INDUSTRY

Industry Overview

We provide a variety of investment decision support tools to the investment industry worldwide. There are many different types of investment decision support tools, including fundamental and market data, investment research, indices, asset and portfolio analytics, software applications, credit ratings and a variety of other products and services that aid in the investment process. These tools serve a variety of client types, including asset owners such as pension funds, endowments, foundations, central banks and insurance companies; institutional and retail asset managers, such as managers of pension assets, mutual funds, ETFs, hedge funds and private wealth; and financial intermediaries, such as broker-dealers, exchanges, custodians and investment consultants. Among the types of products offered by us and our competitors are tools to aid in allocating assets, benchmarking performance, constructing and optimizing portfolios, analyzing and forecasting risk and measuring and attributing performance. Tools such as these are used to support the decision making process with respect to investment management in a variety of asset classes, including equities, fixed income, alternatives (e.g., hedge funds, private equities, real estate, commodities) and combinations of asset classes. Our current focus is on the creation and provision of indices and risk and return portfolio analytics to support the investment process, primarily with regard to equity securities, in a variety of financial institutions worldwide.

Investment Management Trends Driving Demand

The global market for investment decision support tools is driven by several factors. A key factor is the large and increasing number and variety of asset owners and managers around the world and the growth of invested assets. For example, the assets managed worldwide by institutional asset managers have increased from approximately $10 trillion in 1998 to approximately $25 trillion in 2006, according to Pension & Investments. According to Investment Company Institute (“ICI”) data, the total number of mutual funds in the U.S. has increased from 2,312 in 1987 to 8,033 as of August 2007. Hedge Fund Research, Inc. has estimated that within the U.S. alone, as of December 31, 2006, 9,575 hedge funds managed approximately $1.6 trillion of assets, up from 6,297 funds managing approximately $820 billion of assets as of December 31, 2003. To aid themselves in dealing with the complexity and variety of investment opportunities worldwide, asset managers are increasing the number of employees who review investment opportunities, make investment decisions and manage market and portfolio risk.

Assets are becoming increasingly concentrated among the largest asset owners and managers even as their number and variety continue to grow. Consolidation among investment institutions seeking to broaden their product offerings and gain economies of scale has resulted in increasingly large firms with large and diverse portfolios. Because of the size of investment institutions and the complexity of investment opportunities available today, many institutions are focusing on standardizing their investment process, and putting in place appropriate processes and monitoring tools. The increased needs of both asset owners and managers require improved and standardized methods and tools for asset-liability management, asset allocation, asset class performance benchmarking, enterprise-wide risk management, portfolio construction and optimization, and risk and return measurement, attribution and reporting.

As the investment industry grows and the competition to gather assets increases, asset managers seek ways to obtain market returns (beta) and above-market returns (alpha) with more consistency and predictability and less volatility and expense than their competitors. This has led some asset managers to adopt tools to aid them in more sophisticated portfolio construction, tighter risk management and frequent and thorough reporting of performance and risk to their investors. It has also led to significant increases in the use of both (a) hedge fund-like strategies to capture alpha, which often require rigorous portfolio construction and risk management tools, and (b) passive strategies to capture beta, which require sophisticated and accurate market indices. The latter has led to offerings of index-linked investment products, such as exchange traded funds, by asset managers attempting to offer exposure to market, sector or style returns in a relatively cost-effective way. Over the past decade, particularly in the past two years, ETFs have become an increasingly popular method of investing, as reflected by both the growth in the number of ETFs and the assets invested in ETFs. According to ICI, there were a total of 546 ETFs within the U.S. as of August 2007, which represents cumulative growth of 261% since the end of 2004. Coupled with this fund count growth, ICI reports that ETF assets in the U.S. have grown to $507.1 billion as of August 2007. This represents a cumulative increase of 124% from year-end 2004 when ETF assets in the U.S. totaled about $226.2 billion.

Many asset managers are also using more sophisticated investment strategies, including short-selling, leverage and derivative instruments, in their quest to achieve higher returns. To add to the complexity, many investment institutions are broadening their offerings to include diverse investments within and across asset classes. For example, a single institution may invest in both U.S. equities and European equities, both large capitalization and small capitalization stocks, and both developed and emerging markets stocks. Similarly, a single institution may invest in sovereign, investment grade and high-yield bonds, as well as fixed income derivatives and structured products. And the same institution may invest in both equities and fixed income securities and in both single asset class and balanced portfolios. Tools that help with asset allocation, performance measurement and attribution and risk analysis within and across asset classes can aid investment institutions in making, analyzing and monitoring their investment decisions.

At the same time that the number of investment choices is increasing, asset managers are experiencing a higher degree of investment consultant and institutional investor scrutiny. The activities of pension funds, particularly public pension funds in the U.S., are also closely scrutinized by politicians and the public at large. It appears that regulation and industry best practices, as well as client demand for standards that can be used to compare asset managers and asset owners to one another, are leading to a higher degree of formalization and standardization of the investment process, and consequently a greater emphasis on ways to measure and monitor adherence to regulatory, industry and client standards.

In sum, the number, size, diversity and sophistication of investment institutions have grown rapidly. Competition for higher returns has led many to employ more complex strategies and to seek higher returns and diversification around the world and within and across asset classes. At the same time, asset owners and managers are subjected to increased scrutiny, which, along with the other factors we have described, is leading to increased standardization and a demand for ways to measure and monitor adherence to the relevant standards. As a result, we believe the market for tools such as ours that support investment processes within investment institutions is large, and we expect that it will continue to grow.

Our Competition

Many industry participants compete directly with us offering one or more similar products.

Our principal competitors on a global basis for our international equity index products are Dow Jones & Company, Inc. (“Dow Jones”), FTSE International, Ltd (a joint venture between The Financial Times and The London Stock Exchange), and Standard & Poor’s (a division of The McGraw-Hill Companies, Inc.).

Additionally, we compete with equity index providers whose primary strength is in a local market or region. These include Russell Investment Group (a unit of Northwestern Mutual Life Insurance Group) and Standard & Poor’s in the U.S.; STOXX Ltd. (a joint venture of Dow Jones, Deutsche Börse AG and the SWX Group) in Europe; and Nikkei Inc., Russell Investment Group and Nomura Securities, Ltd., and Tokyo Stock Exchange, Inc. in Japan. There are also many smaller companies that create custom indices primarily for use as the basis of ETFs.

The principal competitors for our equity portfolio analytics products are Applied Portfolio Technologies, FactSet Research Systems, Inc., Northfield Information Services, Inc., and Wilshire Analytics. The primary competitors for our multi-asset class portfolio analytics products are Algorithmics (a member of Fimalac S.A.) and RiskMetrics Group, Inc.

Additionally, many of the larger broker-dealers have developed proprietary analytics tools for their clients. Similarly, many investment institutions, particularly the larger global organizations, have developed their own internal analytics tools.

For our other products where our revenues are less significant, we also have a variety of other competitors.

BUSINESS

Overview

We are a leading provider of investment decision support tools to investment institutions worldwide. We produce indices and risk and return portfolio analytics for use in managing investment portfolios. Our products are used by institutions investing in or trading equity, fixed income and multi-asset class instruments and portfolios around the world. Our flagship products are our international equity indices marketed under the MSCI brand and our equity portfolio analytics marketed under the Barra brand. Our products are used in many areas of the investment process, including portfolio construction and optimization, performance benchmarking and attribution, risk management and analysis, index-linked investment product creation, asset allocation, investment manager selection and investment research.

Our clients include asset owners such as pension funds, endowments, foundations, central banks and insurance companies; institutional and retail asset managers, such as managers of pension assets, mutual funds, ETFs, hedge funds and private wealth; and financial intermediaries such as broker-dealers, exchanges, custodians and investment consultants. We have a client base of over 2,900 clients across 63 countries. Our clients include the 25 largest firms managing assets globally, measured by assets under management as published in October 2007 by Nelson MarketPlace, a leading provider of information to the global investment community. We have 19 offices in 15 countries to help serve our diverse client base, with approximately 51% of our clients in the Americas, 34% in EMEA, 9% in Japan and 6% in Asia (not including Japan), based on fiscal year 2006 revenues.

Our principal sales model is to license annual, recurring subscriptions to our products for use at specified locations by a given number of users for an annual fee paid upfront. The substantial majority of our revenues comes from these annual, recurring subscriptions. Over time, as their needs evolve, our clients often add product modules, users and locations to their subscriptions, which results in an increase in our revenues per client. Additionally, a rapidly growing source of our revenues comes from clients who use our indices as the basis for index-linked investment products such as ETFs. These clients commonly pay us a license fee based on the investment product’s assets. We also generate a limited amount of our revenues from certain exchanges that use our indices as the basis for futures and options contracts and pay us a license fee based on their volume of trades.

We were a pioneer in developing the market for international equity index products and equity portfolio risk analytics tools. We introduced our first equity index products in 1969, and Barra, acquired by us in 2004, launched its first equity risk analytics products in 1975. Over the course of more than 30 years, our research organization has accumulated an in-depth understanding of the investment process worldwide. Based on this wealth of knowledge, we have created and continue to develop, enhance and refine sophisticated index construction methodologies and risk models to meet the growing, complex and diverse needs of our clients’ investment processes. Our models and methodologies are the intellectual foundation of our business and include the innovative algorithms, formulas and analytical and quantitative techniques that we use, together with market data, to produce our products. Our long history has allowed us to build extensive databases of proprietary index and risk data, as well as to accumulate valuable historical market data, which we believe would be difficult to replicate and which provide us with a substantial competitive advantage.

Today, our primary products consist of equity indices, equity portfolio analytics and multi-asset class portfolio analytics. We also have product offerings in the areas of fixed income portfolio analytics, hedge fund indices and risk models, and energy and commodity asset valuation analytics. Our products are generally comprised of proprietary index data, risk data and sophisticated software applications. Our index and risk data are created by applying our models and methodologies to market data. For example, we input closing stock prices and other market data into our index methodologies to calculate our index data, and we input fundamental data and other market data into our risk models to produce our risk forecasts for individual securities and portfolios of securities. Our clients can use our data together with our proprietary software applications, third-party applications or their own applications in their investment processes. Our software applications offer our clients sophisticated portfolio analytics to perform in-depth analysis of their portfolios, using our risk data, the client’s portfolio data and fundamental and market data. Our products are marketed under three leading brands. Our index products are typically branded “MSCI.” Our portfolio analytics products are typically branded “Barra.” Our energy and commodity analytics products are typically branded “FEA.”

Our MSCI-branded equity index products are designed to measure returns available to investors across a wide variety of markets (e.g., Europe, Japan or emerging markets), size segments (e.g., small capitalization or large capitalization), style segments (e.g., growth or value) and industries (e.g., banks or media). We currently calculate over 100,000 equity indices daily. Our most widely used equity indices are the MSCI International Equity Indices, in particular the well-known MSCI EAFE (Europe, Australasia and Far East), MSCI World and MSCI Emerging Markets Indices. The MSCI EAFE Index is licensed as the basis of the iShares MSCI EAFE Index Fund, the second largest exchange traded fund in the world with over $46 billion of assets as of August 31, 2007. Approximately 2,100 clients worldwide subscribe to our equity index products for use in their investment portfolios and for market performance measurement and analysis. In addition to delivering our products directly to our clients, we also have over 50 third-party financial information and analytics software providers who distribute our various equity index products worldwide. The performance of our equity indices is also frequently referenced when selecting investment managers, assigning return benchmarks in mandates, comparing performance and providing market and academic commentary. The performance of certain of our indices is reported on a daily basis in the financial media.

Our Barra-branded equity portfolio analytics products assist investment professionals in analyzing and managing risks and returns for equities at both the asset and portfolio level in major equity markets worldwide. Barra equity risk models identify and analyze the factors that influence equity asset returns and risk. Our most widely used Barra equity products utilize our fundamental multi-factor equity risk model data to help our clients construct, analyze, optimize and manage equity portfolios. Approximately 800 clients worldwide subscribe to our equity portfolio analytics products. Asset owners often request Barra risk model measurements for portfolio risk and tracking error when selecting investment managers, prescribing investment restrictions and assigning investment mandates. Our clients can use our equity portfolio analytics by installing our proprietary software applications and equity risk data in their technology platforms, by accessing our software applications and risk data via the Internet, by integrating our equity risk data into their own applications or by subscribing to third-party applications, like FactSet, that have incorporated our equity risk data and analytics into their offerings.

Our Barra-branded multi-asset class portfolio analytics products are also based on our proprietary fundamental multi-factor risk models, value-at-risk methodologies and asset valuation models. These products offer a consistent risk assessment framework for managing and monitoring investments in multiple asset classes across an organization. They enable clients to analyze portfolios and identify and manage potential risks from equities, fixed income, derivatives contracts such as futures and swaps, and alternative investments such as commodities and hedge funds. The products allow clients to identify the drivers of risk and return across their investments, run optimization programs, produce daily risk reports, perform pre-trade analysis, evaluate and monitor managers and investment teams across asset classes, and analyze correlations across a group of selected portfolios. These products are available by accessing our software applications via the Internet or for installation on the client’s information technology infrastructure.

We also offer fixed income portfolio analytics, hedge fund indices and risk models, and energy and commodity asset valuation analytics.

Growth Strategy

We have experienced growth in recent years with operating revenues and operating income increasing by 17% and 18%, respectively, in the nine months ended August 31, 2007 compared to the nine months ended August 31, 2006, and by 12% and 13%, respectively, in the fiscal year ended November 30, 2006 compared to the fiscal year ended November 30, 2005.

We believe we are well-positioned for significant growth worldwide and have a multi-faceted growth strategy that builds on our strong client relationships, products, brands and integral role in the investment process. The number, diversity, size, sophistication and amount of assets held in investment institutions that own, manage and direct financial assets have grown significantly in recent years. These investment institutions increasingly require sophisticated investment management tools such as ours to support their complex and global investment processes. Set forth below are the principal elements of our strategy to grow our company and meet the increasing needs of these institutions for investment decision support tools:

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Client Growth. We believe there are significant opportunities to increase the number of users and locations and the number of products we license to existing client organizations, and to obtain new clients in both existing and new geographic markets and client types worldwide. We intend to:

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Increase product subscriptions and users within our current client base. Many of our clients worldwide use only one or a limited number of our products, and we believe there are substantial opportunities to cross sell our other investment decision support tools. This is particularly the case with respect to our various offerings for the equity investment process. In addition, we will continue to focus on adding new users and new locations for current products at existing clients.

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Expand client base in current client types. We plan to add new clients by leveraging our brand strength, our products, our broad access to the global investment community and our strong knowledge of the investment process. This includes client types in which we already have a strong penetration for our flagship international equity index and equity portfolio analytics products. For example, of the equity asset management organizations in the world with over $15 billion of assets, we are serving less than 60% with our equity index offerings, and less than 40% with our equity analytics products, based on an analysis of October 2007 data from Bigdough, a leading provider of capital markets ownership data. We believe this presents a significant opportunity for growth.

We also plan to increase licensing of our indices for index-linked investment products to capitalize on their growth in number, variety and assets. The following table demonstrates the success we have experienced to date in licensing our equity indices as the basis of ETFs, and we believe there is potential for substantial continued growth and expansion in this market in the future.

Number of Exchange Listings of ETFs Linked to MSCI Equity Indices

	As of December 31,			As of August 31, 2007
	2004	2005	2006
Regions
Americas	44	58	61	90
EMEA	19	30	39	52
Asia	4	4	7	19

Total	67	92	107	161

The table below demonstrates the growth of assets in ETFs linked to our equity indices:

Assets in ETFs Linked to MSCI Indices

	As of December 31,			As of August 31, 2007
	2004	2005	2006
MSCI Equity Index	(in billions)
EAFE	$13.7	$23.5	$37.2	$46.2
Emerging Markets	3.9	10.4	18.3	24.1
Japan	7.3	14.0	15.8	14.1
US Broad Market	0.0	5.6	6.9	8.9
Europe	0.9	1.0	3.2	4.8
Brazil	0.4	1.1	3.1	4.8
Subtotal	26.2	55.6	84.5	102.9
Other Indices	9.1	17.3	38.0	53.6

Total	$35.3	$72.9	$122.5	$156.5

Source: Bloomberg & MSCI.

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Expand into client types in which we are underrepresented. We plan to expand into client types in which we do not currently have a leading presence. In particular, we intend to continue to focus on increasing the number of hedge fund managers using our products. Even though still relatively small, our revenues from hedge fund managers have been growing rapidly, and we believe we have significant growth potential. We currently serve less than 15% of hedge fund managers with over $500 million of assets in the U.S. and Europe based on an analysis of October 2007 Bigdough data. We believe that our equity risk data is particularly valuable to the investment processes of hedge fund managers. Recent enhancements to our equity portfolio analytics products have been focused on the needs of long/short equity hedge fund managers in particular.

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Expand global presence. We currently have a strong presence in the U.S., Western Europe and certain parts of Asia. While we have established a presence in selected markets within the Middle East, Asia, Eastern Europe and Latin America, there is potential for further penetration and growth in these markets. We intend to leverage our strong brands, reputation, products and existing presence to continue to expand in these markets and gain more clients. For example, we have recently opened sales offices in Dubai and Mumbai.

•	Product Growth. We plan to develop new product offerings and continue to enhance our existing products through internal product development.

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Create innovative new equity product offerings and enhancements. In order to maintain and enhance our leadership position, we plan to introduce innovative new products and enhancements to existing products. We maintain an active dialogue with our clients in order to understand their needs and anticipate market developments. For example, in June 2007, after client consultations that began in March 2006, we enhanced our international equity index offering with the introduction of the MSCI Global Investable Market Indices. Additionally, after extensive client consultations, we are in the process of enhancing our Global Equity Model for our portfolio analytics products. Other recent product launches in our index products include the creation of absolute value and growth indices for the China market, indices for the Gulf Cooperation Council countries in the Middle East, a BRIC index covering Brazil, Russia, India and China and a global series of Islamic indices.

•	Expand our presence across all asset classes. We believe our well-established reputation and client base in the equity area as well as our experienced research staff provide us with a strong foundation to become a leading provider of tools for investors in multi-asset class portfolios and other asset classes such as fixed income. We are investing in these products, particularly our web-based multi-asset class software application, BarraOne, as well as our hedge fund risk model.

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Expand our capacity to design and produce new products. We intend to increase our investments in new model research, data production systems and software application design to enable us to design and produce new products more quickly and cost-effectively. Increasing our ability to process additional models and data, and design and code software applications more effectively, will allow us to respond faster to client needs and bring new products and product enhancements to market more quickly.

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Growth Through Acquisitions. We intend to actively seek to acquire products, technologies and companies that will enhance, complement or expand our product offerings and client base, as well as increase our ability to provide investment decision support tools to equity, fixed income and multi-asset class investment institutions.

Competitive Advantages

We believe our competitive advantages include the following:

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Strong brand recognition. Our indices, portfolio analytics and energy and commodity asset valuation analytics, marketed under the MSCI, Barra and FEA brands, respectively, are well-established and recognized throughout the investment community worldwide. We are an industry leader in international equity indices and equity portfolio analytics tools worldwide. Our brand strength reflects the longstanding quality and widespread use of our products. We believe our products are well-positioned to be the tools of choice for investment institutions increasingly looking to third parties for benchmarking, index-linked product creation, portfolio risk management and related tools.

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Strong client relationships and deep understanding of their needs. Our approach to product development, dedication to client support and range of products have helped us build strong relationships with investment institutions around the world. We believe the skills, knowledge and experience of our research, software engineering, data management and production and product management teams enable us to develop and enhance our models, methodologies, data and software applications in accordance with client demands and needs. We consult with our clients and other market participants during the product development and construction process to take into account their actual investment process requirements.

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Client reliance on our products. Many of our clients have come to rely on our products in their investment management processes, integrating our products into their performance measurement and risk management processes, where they become an integral part of their daily portfolio management functions. In certain cases, our clients are requested by their customers to report using our tools or data. Consequently, we believe that certain of our clients may experience business disruption and additional costs if they chose to cease using or replace our products.

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Sophisticated models with practical application. We have invested significant time and resources for more than three decades in developing highly sophisticated and practical index methodologies and risk models that combine financial theory and investment practice. We review our models and methodologies regularly and enhance them when appropriate to reflect meaningful changes in theory and practice.

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Open architecture and transparency. We have an open architecture philosophy. Clients can access our data through our software applications, third-party applications or their own applications. We also recognize that the marketplace is complex and that a competitor in one context may be a supplier or distributor in another context. For example, Standard & Poor’s competes with us in index products but also supplies index data available in our portfolio analytics software products. In order to provide transparency, we document and disclose many details of our models and methodologies to our clients so that they can better understand and utilize the tools we offer. We strongly believe this open architecture approach benefits us and our clients.

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Global products and operations. Our products cover most major investment markets throughout the world. For example, our international equity indices cover 56 countries, spanning both developed and emerging market countries. In addition, we produce equity risk data for 42 countries and an integrated multi-asset class risk model that covers 56 equity markets and 46 fixed income markets. Our clients are located in 63 countries and many of them have a presence in multiple locations around the world. Our employees are located in 15 countries in order to maintain close contact with our clients and the international markets we follow. We believe our global presence and focus allow us to serve our clients well and capitalize on a great number of business opportunities in many countries and regions of the world.

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Highly skilled employees. Our workforce is highly skilled, highly technical and, in some instances, highly specialized. In particular, our research and software application development departments include experts in advanced mathematics, statistics, finance, portfolio investment and software engineering, who combine strong academic credentials with market experience. Over 40 of our employees have doctorate degrees. Employees in our diverse global client coverage group collectively hold more than 65 MBAs or other Masters degrees. Our employees’ experience and knowledge gives us access to, and allows us to add value at, the highest levels of our clients’ organizations.

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Extensive historical databases. We have accumulated comprehensive databases of historical global market data and proprietary index and risk data. We believe our substantial and valuable databases of proprietary index and risk data, including over 35 years of certain index data history and over 30 years of certain risk data history, would be difficult and costly for another party to replicate. The information is not available from any single source and would require intensive data checking and quality assurance testing that we have performed over our many years of accumulating this data. Historical data is a critical component of our clients’ investment processes, allowing them to research and back-test investment strategies and analyze portfolios over many investment and business cycles and under a variety of historical situations and market environments.

Clients

We currently serve over 2,900 clients across 63 countries worldwide with 51% of our client base in the Americas, 34% in EMEA, 9% in Japan, and 6% in Asia (not including Japan), based on fiscal year 2006 revenues. Our clients include asset owners such as pension funds, endowments, foundations, central banks and insurance companies; institutional and retail asset managers, such as managers of pension assets, mutual funds, ETFs, hedge funds and private wealth; and financial intermediaries such as broker-dealers, exchanges, custodians and investment consultants. To calculate the number of our clients, we have counted affiliates, cities and certain business units within a single organization (e.g., buy-side and sell-side business units) as separate clients when they separately subscribe to our products. For example, the asset management and broker-dealer arms of a diversified financial services firm are treated as separate clients. We have enjoyed very high product subscription Retention Rates. Our Retention Rates were 91% and 93% in the fiscal year ended November 30, 2006 and the nine months ended August 31, 2007, respectively. For a description of the calculation of our Retention Rates, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Financial Metrics and Drivers—Retention Rate.”

Our equity index products are used by approximately 2,100 clients, including the ten largest asset managers in the world measured by assets under management as published in Nelson MarketPlace in October 2007. Our portfolio analytics products are used by over 900 clients worldwide, including the ten largest asset managers, measured by assets under management, as published by Nelson MarketPlace in October 2007.

Revenues from our ten largest clients contributed a total of 28%, 28%, 31% and 31% of revenues for the fiscal years ended November 30, 2004, 2005 and 2006 and the nine months ended August 31, 2007, respectively.

In the fiscal year ended November 30, 2006, and in the nine months ended August 31, 2007 our largest client organization by revenue, Barclays, accounted for 11% and 13% of our total revenues, respectively. For the fiscal year ended November 30, 2006, approximately 92% of our revenues from Barclays came from fees based on the assets of ETFs linked to MSCI equity indices, including the iShares MSCI EAFE Index Fund. In addition, 3% of our revenues in the nine-month period ended August 31, 2007 consisted of revenues from Morgan Stanley, our principal shareholder. No client represented more than 10% of our operating revenues in the fiscal years ended November 30, 2004 or 2005.

Marketing

We market our products to investment institutions and service providers worldwide. See “—Clients.” Our research and product management teams seek to understand our clients’ investment process and their needs and design tools that help clients address them. Because of the sophisticated nature of our products, our main means of marketing is through face-to-face meetings and 24-hour client support, as described in “—Sales and Client Support” below. These marketing and support efforts are supplemented by our website, our client seminars, our participation in industry conferences, our ongoing product consultations and research papers, and our public relations efforts.

Our research and other employees regularly speak at industry conferences, as well as at our own seminars. We host over 100 seminars and workshops per year in locations across the globe. These seminars and workshops bring our staff and our clients’ investment professionals together, expose those professionals to our latest research and product enhancements and give our staff an opportunity to gain insight into our clients’ needs. Our marketing communications professionals also arrange interviews for our professionals in prominent industry journals and issue press releases on product developments and releases. Our strategic marketing professionals collaborate with our product specialists to analyze our clients’ use of our products and to analyze the competitive landscape for our products.

Sales and Client Support

As of August 31, 2007, we employed over 90 sales people and over 50 client support people worldwide. Of these, over 40 are located in our New York headquarters and over 30 are located in our London office. In the last few years we have expanded our sales effort in two ways. We have opened sales offices in Shanghai, Dubai, Mumbai and Chicago. We have also created more teams dedicated solely to the needs of certain client types such as hedge funds, asset owners and broker dealers. In total, our sales and client support staff are based in 16 offices around the world to enable us to provide face-to-face client service.

Our sales people service established clients and develop new ones. Our client support team provides 24-hour support five days a week to our clients as needed. Within a given office, client support teams focus on different types of clients. We believe that the size, quality, knowledge and experience of our sales and client support staff, as well as their proximity to clients, differentiates us from our competitors. Because of the sophisticated nature of our products and their uses, our sales and client support staff have strong academic and financial backgrounds. Our sales people are compensated under a salary and bonus system and do not receive commissions.

The sales cycle for new clients varies based on the product. Because of the sophisticated nature of our products, most new sales require one or more face-to-face meetings with the prospective client. Once the sales group has obtained a new client, the client is introduced to our client support team. For Barra-branded products, sales and client support personnel are available to provide intensive on-site training in the use of the models, data and software application underlying each product. They also provide continuing support, which may include on-site visits, telephone support and routine client support needed in connection with the use of the product, all of which are included in the recurring subscription fee.

Product Development and Production

We take a coordinated team approach to product development and production. Our product management, research, data management and production, and software engineering departments are at the center of this process.

Based on a comprehensive understanding of the investment process worldwide, our research department is responsible for developing, reviewing and enhancing our various methodologies and models. Our global data management and production team designs and manages our processes and systems for market data procurement, proprietary data production and quality control. Our software engineering team builds our sophisticated software applications. As part of our product development process, we also commonly undertake extensive consultations with our clients and other market participants to understand their specific needs and investment process requirements. Our product management team facilitates this collaborative product development and production approach.

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Research. Our models are developed by a cross-functional research team of mathematicians, statisticians, financial engineers and investment industry experts. Our research department consists of over 65 employees, including more than 25 who have Ph.Ds. Our research department combines extensive academic credentials with broad financial and investment industry experience. We monitor investment trends and their drivers globally, as well as analyze product-specific needs in areas such as indexing, risk forecasting, portfolio optimization and value-at-risk simulation. An important way we monitor global investment trends and their implications for our business is through the forum provided by our Editorial Advisory Board (“EAB”). Our EAB, which was established in 1999, meets twice a year and is comprised of senior investment professionals from around the world and senior members of our research team. Our researchers commonly speak at industry events and conferences, and their papers have been frequently published in leading academic and industry journals. We sponsor an annual research conference for our clients where our researchers discuss their current work, research papers and projects. Our researchers work on both developing new models and methodologies and enhancing existing ones. For example, in our equity index business we announced the MSCI Global Investable Markets Index Series methodology this year, which is an enhancement to our current International Index Series methodology. This methodology is based on changes we have observed in global equity markets and investing. We also announced other new equity index methodologies, such as the MSCI Global Islamic Indices. In our equity analytics business we have announced that we are currently recalibrating our Global Equity Model to use weekly data and additional risk factors. We have research offices in the U.S., Europe and Asia.

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Data Management and Production. Our data management and production team consists of more than 200 people in five countries, and involves a combination of information technology and operations specialists. We license a large volume and variety of market data for every major market in the world, including fundamental and return data, from more than 160 third party sources. We apply this market data to our models and methodologies to produce our proprietary index and risk data. Our data management and production team oversees this complex process. Our experienced information technology staff builds internal systems and proprietary software and databases that house all of the data we license in order for our data management and production teams to perform data quality checks and run our data production systems. This data factory produces our proprietary index data such as end of day and real time equity indices, and our proprietary risk data such as daily and monthly equity risk forecasts. We have data management and production offices in the U.S., Europe and Asia.

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Software Engineering. Certain of our proprietary risk data are made available to clients through our proprietary software applications, such as Barra Aegis, BarraOne and Barra Cosmos. Our software engineering team consists of over 70 individuals, including 13 who have Ph.Ds, with significant experience in both the finance and software industries. Our staff has an extensive skill set, including expertise in both the Java-based technologies used in our web-based, on-demand software application tool for multi-asset class risk analysis and reporting and the Microsoft-based technologies used in our desktop equity and fixed income analytics software products. We also have extensive experience with database technologies, computational programming techniques, scalability and performance analysis and tuning and quality assurance. We use a customized software development methodology that leverages best practices from the software industry, including agile programming, test-driven development, parallel tracking, iterative cycles, prototyping and beta releases. We build our software applications by compiling multiple components, which enables us to reuse designs and codes in multiple products. Our software development projects involve extensive collaboration with our product management team and directly with clients. Our software engineering team is primarily located in California in the San Francisco Bay Area.

Products

Our primary products consist of equity indices, equity portfolio analytics and multi-asset class portfolio analytics. We also have product offerings in the areas of fixed income portfolio analytics, hedge fund indices and risk models, and energy and commodity asset valuation analytics. Our products are marketed under three leading brands. Our index products are typically branded “MSCI.” Our portfolio analytics products are typically branded “Barra.” Our energy and commodities asset valuation analytics products are typically branded “FEA.”

Equity Index Products

Our international equity indices were first introduced in 1969. Today we calculate and license over 100,000 equity indices for use in asset allocation, investment manager selection, performance benchmarking and attribution, investment research and portfolio construction, and as the basis for index-linked investment products such as exchange traded funds, mutual funds, structured products and exchange listed and traded futures and options contracts. We also calculate and license certain customized versions of our indices upon client request. Our equity index products are typically branded “MSCI.”

Our primary equity index products are:

•	MSCI International Equity Indices

The MSCI International Equity Indices are our flagship index products. They are designed to measure returns available to international investors across a variety of public equity markets. The indices include 56 country indices across developed and emerging markets, as well as various regional composite indices built from the component country indices, including the well-known MSCI EAFE (Europe, Australasia, and Far East), MSCI World and MSCI Emerging Markets Indices. In addition, the International Equity Indices include industry indices, value and growth style indices and large-, mid-, and small-capitalization size segment indices.

The MSCI International Equity Indices are the most widely used international equity indices in the industry. They are used by over 2,100 clients worldwide and as the performance benchmark for over 90% of all international equity assets under management in the U.S. as of December 2005 according to InterSec Research. We continue to enhance and expand this successful product offering. Recent examples include the introduction of the MSCI Global Investable Market Indices methodology, the MSCI Global Islamic Indices and the MSCI GCC Countries Indices.

•	MSCI Domestic Equity Indices

The MSCI Domestic Equity Indices are designed to measure the returns available to domestic investors in the U.S., Japan and China public equity markets. In addition to offering a total market index, each of these domestic country index series includes value and growth style indices, and in the case of the U.S. and Japan, large-, mid-, small- and micro-capitalization size segment indices.

•	Global Industry Classification Standard (GICS)

The Global Industry Classification Standard was developed and is maintained jointly by us and Standard & Poor’s. We designed this classification system to respond to our clients’ needs for a consistent, accurate and complete framework for classifying companies into industries. The GICS has been widely accepted as an industry analysis framework for investment research, portfolio management and asset allocation. Our equity index products classify constituent securities according to the GICS.

We also offer GICS Direct, a product developed jointly with Standard & Poor’s. GICS Direct is a database of more than 36,000 companies classified by sector, industry group, industry and sub-industry in accordance with the proprietary GICS methodology.

Equity Portfolio Analytics Products

Barra entered the equity portfolio analytics business in 1975 when Barra introduced its first multi-factor model for forecasting the risk of U.S. equity portfolios. Since then, Barra has developed multi-factor equity risk models for 42 countries, including the world’s major public equity markets. Our equity portfolio analytics products are typically branded “Barra.”

Our equity portfolio analytics products help our clients manage equity risk and return at both the asset and portfolio level. These products apply modern portfolio theory to practical equity investment problems. Our multi-factor risk models identify common factors that influence stock price movements, such as industry group and style characteristics, based on market and fundamental data. The proprietary risk data available in our products identifies an asset’s or a portfolio’s sensitivities to these common factors. Risk not attributable to the common factors is risk unique to the asset or portfolio.

We have also developed sophisticated software applications that provide advanced quantitative analytics for portfolio analysis. Clients can utilize the proprietary risk data generated by our models in combination with our sophisticated software applications, in their own software applications or in third-party applications.

Our primary equity portfolio analytics products are:

•	The Barra Aegis System

Barra Aegis is our flagship equity risk management and analytics system. It is a sophisticated software application for equity risk management and portfolio analysis that is powered by our proprietary equity risk data. It is deployed by the client as a desktop application. Barra Aegis is an integrated suite of equity investment analytics modules, specifically designed to help clients actively manage their equity risk against their expected returns. It also enables clients to construct optimized portfolios based on client-specified expectations and constraints.

Barra Aegis also provides a factor-based performance attribution module which allows clients to analyze realized returns relative to risk factors by sectors, styles, currencies and regions. Barra Aegis tools also help clients identify returns attributable to stock selection skills. Additionally, using Barra Aegis’ advanced automation tools, clients can back-test their portfolio construction strategies over time.

•	Equity Models Direct

Our Equity Models Direct product delivers our proprietary risk data to clients for integration into their own software applications. This product is also available via third-party providers that we have licensed to integrate our risk data into their client applications. Based on their investment processes, clients select the risk data that best suits their needs. We offer proprietary risk data from the following Barra risk models:

Single Country Equity Risk Models. Our single country equity risk models identify the unique set of factors most able to explain the risk of portfolios in that market. Examples include our USE3 model (i.e., U.S. equity model, version 3) which models risk for U.S. equity assets and portfolios, and our UKE7 model which models risk for United Kingdom equity assets and portfolios. Data from the USE3 equity risk model is our most commonly licensed Barra risk data.

Global Equity Model (“GEM”). Our global equity model isolates the factors that explain the risks associated with global equity portfolios and identifies the sources of risk unique to multiple-country equity investing.

Barra Integrated Model (“BIM”). Our integrated model provides a detailed view of risk across markets, asset classes and currencies. It begins by identifying the factors that affect the returns of equity and fixed income securities and currencies in many countries around the world. These factors are then combined into a single global model that can forecast the risk of a multi-asset class, international portfolio.

Short-Horizon Equity Models. Our short horizon equity models, designed to forecast risk over a period of one to six months, provide portfolio managers and analysts with more responsive risk forecasts. By using daily data and placing greater emphasis on recent events, the short-horizon models adapt more quickly to changing market conditions and emerging trends.

Multi-Asset Class Portfolio Analytics Products

Our multi-asset class portfolio analytics products offer a consistent framework for monitoring investments in a variety of asset classes across an organization. The products are based on proprietary multi-factor risk models, value-at-risk methodologies and asset valuation models. They enable clients to identify, monitor, report and manage potential market risks from equities, fixed income, derivatives and alternative investments, and to analyze portfolios and systematically analyze risk and return across multiple asset classes. Using these tools, clients can identify the drivers of market risk across their investments, produce daily risk reports, run pre-trade analysis and optimization, evaluate and monitor multiple asset managers and investment teams and access correlations across a group of selected portfolios.

We have two major products in this area, which differ mainly in how they are delivered to clients and in certain functionality:

•

The BarraOne System. Clients access BarraOne via the Internet, using their desktop browsers. This product includes modules for risk allocation and risk budgeting, and historical “as-of” analysis of portfolios.

•

The Barra TotalRisk System. Clients install TotalRisk on their own information technology infrastructure. This product includes simulation modules that enable clients to perform historical and Monte Carlo value-at-risk calculations.

Currently, we are actively seeking to license subscriptions only to BarraOne and related risk data for multiple asset classes. Once most of the features and functionality of Barra TotalRisk have been added to BarraOne, we plan to decommission TotalRisk. As this happens we will offer our TotalRisk clients the opportunity to transition to BarraOne.

Other Products

Our other products consist of fixed income portfolio analytics products to facilitate the investment processes of fixed income investors; hedge fund indices and risk models for use by investors in hedge funds; and energy and commodity valuation asset analytics for investors, traders and hedgers in these asset classes.

•	The Barra Cosmos System for fixed income portfolio analytics

Barra Cosmos enables global fixed income portfolio managers to manage risk and optimize return in a multi-currency, global bond portfolio. This adaptable product integrates specific bond, derivative and currency strategies to reflect each user’s investment style, while monitoring the overall risk exposure of the portfolio. Barra Cosmos is deployed by the client as a desktop application.

•	Hedge Fund Indices

Our hedge fund indices are designed to provide a broad representation of the hedge fund universe, and offer a consistent and granular classification of hedge funds into strategies. These indices contain thousands of funds and we regularly seek to include additional funds. We also calculate investable hedge fund indices that aim to reflect the overall structure of the hedge fund universe or relevant segments of that universe, but which consist solely of funds available on an identified third-party hedge fund platform. These hedge funds have agreed with the platform provider to accept investments from, and to provide liquidity to, investment vehicles such as tracker funds that are linked to the performance of our investable hedge fund indices. In total we calculate over 200 hedge fund indices.

•	Hedge Fund Risk Model

Our hedge fund risk model identifies the major factors driving the returns and risks of investments in hedge funds. It provides investors in hedge funds, such as managers of funds of hedge funds, with risk forecasts and profiles of their exposures to the major sources of risk. Given the lack of transparency among hedge funds, the model utilizes historical returns rather than position level information. This model is available in our BarraOne and Barra TotalRisk software applications.

•	Energy and Commodity Asset Valuation Analytics Products

Our energy and commodity valuation products are software applications that offer a variety of quantitative analytics tools for valuing, modeling and hedging physical assets and derivatives across a number of market segments including energy and commodity assets. These software applications are not provided with any market data or proprietary index or risk data. These products are typically branded “FEA” and include products such as @Energy, @Interest, VaRworks and ProStorage.

Employees

As of August 31, 2007, we employed 628 full-time employees and 59 temporary employees worldwide. This number of full-time employees includes certain employees that are solely dedicated to us but are employed by a Morgan Stanley affiliate. Of our 59 temporary employees, 29 were consultants who were contracted to work on various projects. Historically, certain services have been provided to us by other Morgan Stanley employees, not included in the numbers above. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Factors Impacting Comparability of Our Financial Results—Our Relationship with Morgan Stanley.”

Properties

Our corporate headquarters are located in New York, New York. This is also our largest sales office and one of our main research centers. Employees in the following offices are engaged in a variety of functions:

Location	Square Feet	Expiration Date
Berkeley, California	59,000	June 30, 2014
New York, New York	39,000	December 31, 2014
Geneva, Switzerland	19,900	March 31, 2009
London, England	15,830	September 5, 2014
Mumbai, India (two locations)	8,900	January 13, 2016 and March 20, 2008
Tokyo, Japan	6,820	November 30, 2008
Hong Kong, China	5,845	December 31, 2008

We also lease sales and client support offices in the following locations: Cape Town (Newlands), South Africa; Chicago, Illinois; Dubai, United Arab Emirates; Frankfurt, Germany; Milan, Italy; Paris, France; San Francisco, California; Sao Paulo, Brazil; Shanghai, China; and Sydney, Australia. Of our office locations, we currently share leased space with Morgan Stanley, our principal shareholder, in the following locations: Chicago,

Illinois; Dubai, United Arab Emirates; Milan, Italy; Mumbai, India (two locations); Paris, France; San Francisco, California; and Sydney, Australia. We also share leased space with Morgan Stanley in Budapest, Hungary where we are registered as a “pre-company.”

We believe that our properties are in good operating condition and adequately serve our current business operations. We also anticipate that suitable additional or alternative space, including those under lease options, will be available at commercially reasonable terms for future expansion.

Intellectual Property

We rely on a combination of trade secret, patent, copyright, trademark and other intellectual property rights, as well as contractual protections and technical measures, to protect our rights in our products. We currently hold eight U.S. and foreign utility patents and one design patent. We currently have 13 U.S. and foreign utility applications pending. We also seek to protect our proprietary assets through non-disclosure undertakings with our employees, clients and others.

Seasonality

Revenues from subscription agreements are recognized ratably over the service period. We have not observed seasonality in our asset-based fee revenues. As a result, we currently experience and historically have experienced no significant seasonality in our operating revenues.

Legal Proceedings

From time to time we are a party to various litigation matters incidental to the conduct of our business. We are not presently party to any legal proceedings the resolution of which we believe would have a material adverse effect on our business, operating results, financial condition or cash flows.

MANAGEMENT

Executive Officers and Directors

The following table sets forth information regarding our executive officers and directors, as of October 5, 2007, as well as the three additional directors we intend to appoint at or prior to completion of this offering:

Name	Age	Position
Henry A. Fernandez	49	Chairman, Chief Executive Officer, President and Director
David C. Brierwood	46	Chief Operating Officer
Michael K. Neborak	50	Chief Financial Officer
C.D. Baer Pettit	43	Head of Client Coverage
Gary Retelny	49	Head of Strategy and Business Development
Kenneth M. deRegt	51	Director
James P. Gorman	49	Director
Jerker M. Johansson	51	Director
Linda H. Riefler	47	Director
David H. Sidwell	54	Director

Henry A. Fernandez has served as Chairman since October 2007 and has served as Chief Executive Officer, President and Director since 1998. Prior to joining us, Mr. Fernandez worked for Morgan Stanley from 1983 to 1991 and since 1994, most recently as a Managing Director in the Institutional Equity Division. Mr. Fernandez holds a Bachelor of Arts in economics from Georgetown University and an M.B.A. from the Stanford University Graduate School of Business.

David C. Brierwood has served as Chief Operating Officer since 2006. Prior to joining us, Mr. Brierwood worked for Morgan Stanley from 1986 to 2006, most recently as Chief Operating Officer of the Institutional and Retail Securities Groups. Mr. Brierwood holds a Bachelor of Science in material science from the Royal School of Mines, Imperial College at the University of London and an M.B.A. from the Manchester Business School in England.

Michael K. Neborak has served as Chief Financial Officer since 2006. Prior to joining us, Mr. Neborak worked for Citigroup and its predecessors from 1982 to 2006, most recently as Chief Financial Officer for Operations and Technology and Chief Financial Officer for Alternative Investments. Mr. Neborak holds a Bachelor of Arts in economics from Lafayette College and an M.B.A. from the Stern School of Business at New York University. Mr. Neborak is an inactive licensed Certified Public Accountant.

C.D. Baer Pettit has served as Head of Client Coverage since 2001. Prior to joining us, Mr. Pettit worked for Bloomberg L.P. from 1992 to 1999, most recently as Deputy Head of European Sales. Mr. Pettit holds a Master of Arts in history from Cambridge University in England and a Master of Science from the School of Foreign Service at Georgetown University.

Gary Retelny has served as Head of Strategy and Business Development since 2003. Prior to joining us, Mr. Retelny worked for Cori Capital Partners, L.P. and Cori-related entities from 2000 to 2003 as a Managing Director. Mr. Retelny holds a Bachelor of Science and a Master of Science in civil engineering from Stanford University and an M.B.A. from the Stanford University Graduate School of Business.

Kenneth M. deRegt has served as Director since November 2007. Mr. deRegt has been a Senior Advisor and Managing Director for Aetos Capital, LLC, an investment management firm, since 2003. Prior to joining Aetos Capital, Mr. deRegt was a private investor from 2000 until 2003. Mr. deRegt worked for Morgan Stanley from 1981 to 2000, most recently as the head of its Fixed Income, Currencies and Commodities divisions and a member of Morgan Stanley’s Management Committee. Prior to joining Morgan Stanley, Mr. deRegt worked for Bank of America from 1977 to 1981. Mr. deRegt holds a Bachelor of Arts in economics from Stanford University.

James P. Gorman has served as Director since November 2007 at the request of Morgan Stanley. Mr. Gorman has been President and Chief Operating Officer of Morgan Stanley’s Global Wealth Management Group since 2006 and is a member of Morgan Stanley’s Management Committee. Prior to joining Morgan Stanley, Mr. Gorman worked for Merrill Lynch from 1999 to 2005, most recently as the head of Merrill Lynch’s global private client businesses. Mr. Gorman holds a Bachelor of Arts and law degree from the University of Melbourne and an M.B.A. from Columbia University.

Jerker M. Johansson has served as Director since 1998 at the request of Morgan Stanley. Mr. Johansson is Co-Head of Institutional Sales and Trading and Head of Clients and Services at Morgan Stanley and is a member of Morgan Stanley’s Management Committee. He joined Morgan Stanley in 1985 and was elected a Managing Director in 1995. Mr. Johansson holds a Master’s Degree in economics from Stockholm School of Economics and an M.B.A. from the Stanford University Graduate School of Business.

Linda H. Riefler has served as Director since 2005 at the request of Morgan Stanley. Ms. Riefler has been the Chief Talent Officer of Morgan Stanley since 2006 and is a member of Morgan Stanley’s Management Committee. Ms. Riefler joined Morgan Stanley in 1987 and was elected a Managing Director in 1998. Ms. Riefler holds a Bachelor of Arts in economics from Princeton University and an M.B.A. from the Stanford University Graduate School of Business.

David H. Sidwell has served as Director since November 2007 at the request of Morgan Stanley. Mr. Sidwell was Executive Vice President and Chief Financial Officer of Morgan Stanley from March 2004 to October 2007 and was a member of Morgan Stanley’s Management Committee. Prior to joining Morgan Stanley, Mr. Sidwell worked for JPMorgan Chase starting in 1984, most recently as Chief Financial Officer of JPMorgan Chase’s investment bank. Prior to that, Mr. Sidwell spent nine years with PricewaterhouseCoopers, both in New York and London. Mr. Sidwell holds a Bachelor of Arts in economics from Cambridge University in England and is a Chartered Accountant.

Each of our executive officers is a Managing Director of both us and Morgan Stanley. There are no additional responsibilities or duties, however, associated with their title of Managing Director of Morgan Stanley.

There are no family relationships among any of our directors or executive officers.

Composition of our Board of Directors After this Offering

Our Board of Directors currently consists of six directors, Henry A. Fernandez, Kenneth M. deRegt, James P. Gorman, Jerker M. Johansson, Linda H. Riefler and David H. Sidwell. Our By-laws provide that our Board of Directors shall consist of not less than three nor more than fifteen directors (exclusive of the rights of holders of any preferred stock or other series or class of stock to elect directors pursuant to our Amended and Restated Certificate of Incorporation). For so long as Morgan Stanley continues to beneficially own shares representing more than 50% of the combined voting power of all classes of voting stock, it will have the ability to direct the election of all the members of our Board of Directors, the composition of our board committees and the size of the board. See “Description of Capital Stock.”

We intend to avail ourselves of the “controlled company” exception under the New York Stock Exchange rules, which eliminates the requirements that a company has a majority of independent directors on its Board of Directors and that its Compensation and Nominating and Corporate Governance Committees be composed entirely of independent directors. Our Board of Directors has determined that Kenneth M. deRegt qualifies as an independent director under the rules of the New York Stock Exchange.

Committees of the Board of Directors After this Offering

The standing committees of our Board of Directors include an Audit Committee, a Compensation Committee and a Nominating and Corporate Governance Committee, each of which is described below.

Audit Committee. The Audit Committee of our Board of Directors consists of Kenneth M. deRegt, Jerker M. Johansson and David H. Sidwell. Mr. deRegt serves as the Chairperson of the Audit Committee and our Board of Directors has determined that Mr. Sidwell is the Audit Committee’s financial expert. The Audit Committee operates pursuant to a charter approved by our Board of Directors. Within 90 days after consummation of this offering, the majority of the Audit Committee will be independent directors and within one year after consummation of this offering, the Audit Committee will be comprised entirely of independent directors. The Audit Committee reviews and, as it deems appropriate, recommends to the Board of Directors our internal accounting and financial controls and the accounting principles and auditing practices and procedures employed in preparation and review of our financial statements. The Audit Committee also makes recommendations to the Board concerning the engagement of independent public auditors and the scope of the audit to be undertaken by such auditors.

Compensation Committee. The Compensation Committee of our Board of Directors consists of Kenneth M. deRegt, Henry A. Fernandez and Linda H. Riefler. Ms. Riefler serves as the Chairperson of the Compensation Committee. The Compensation Committee operates pursuant to a charter approved by our Board of Directors. The Compensation Committee reviews and, as it deems appropriate, recommends to the Board of Directors policies, practices and procedures relating to the compensation of the officers and other managerial employees and the establishment and administration of employee benefit plans. The Committee also exercises all authority under our employee equity incentive plans and advises and consults with our officers as may be requested regarding managerial personnel policies.

Nominating and Corporate Governance Committee. The Nominating and Corporate Governance Committee of our Board of Directors consists of Henry A. Fernandez, James P. Gorman, Linda H. Riefler and David H. Sidwell. Ms. Riefler serves as the Chairperson of the Nominating and Corporate Governance Committee. The Nominating and Corporate Governance Committee operates pursuant to a charter approved by our Board of Directors. The Nominating and Corporate Governance Committee reviews and, as it deems appropriate, recommends to the Board of Directors policies and procedures relating to director and board committee nominations and corporate governance policies.

Director Compensation

Cash Retainers. We expect that each independent director will receive the following cash retainers for service on our Board of Directors and any standing committees of our Board of Directors. Independent directors are directors who are not our employees or employees of Morgan Stanley.

•	An annual cash retainer fee of $75,000.

•	An additional annual cash retainer fee of $25,000 for the Chairperson of the Audit Committee of our Board of Directors.

•	An additional annual cash retainer fee of $15,000 for the Chairperson of each standing committee of our Board of Directors other than the Audit Committee.

•	An additional annual cash retainer fee of $10,000 for each non-Chairperson member of a standing committee of our Board of Directors.

Retainers will be paid at the time of the offering and immediately following each regularly scheduled annual shareholder meeting. If a director joins the Board of Directors at any time other than the annual shareholder meeting, the retainers will be prorated and paid at the time of such director joining the Board of Directors.

Any member of the Board of Directors who is our employee or an employee of Morgan Stanley will not receive any of the cash compensation described above.

2007 MSCI Independent Directors’ Equity Compensation Plan. Pursuant to the 2007 MSCI Independent Directors’ Equity Compensation Plan, independent directors would be entitled to receive an annual grant of $50,000 in stock units which are subject to vesting as described below. Grants will be made at the time of the offering and immediately following each regularly scheduled annual shareholder meeting. If a director joins the Board of Directors at any time other than the annual shareholder meeting, the equity grant will be prorated and made at the time of such director joining the Board of Directors. Stock units granted at the time of the offering or prior to the first annual meeting would become fully vested and convert into shares of our class A common stock on May 1, 2008. Stock units granted in connection with annual meetings would become fully vested and convert on the first anniversary of the grant date. Stock units granted to each independent director would become fully vested and convert upon the occurrence of (i) the director’s termination due to disability or death or (ii) a change in control of MSCI.

The plan also provides that independent directors may elect to receive all or a portion of their cash retainers (described above) in cash or in shares of our class A common stock, which will not be subject to vesting requirements.

Any member of the Board of Directors who is our employee or an employee of Morgan Stanley will not receive any of the equity compensation described above.

Reimbursements. All directors will be reimbursed for reasonable expenses incurred in attending Board of Directors, committee and shareholder meetings, including those for travel, meals and lodging.

Executive Compensation

The following table sets forth compensation information for our chief executive officer and the four other executive officers who, based on salary and bonus compensation, were our most highly compensated executive officers during the fiscal year ended November 30, 2006 (fiscal 2006). We refer to these individuals as our “named executive officers.” The information included in this table reflects compensation earned by our named executive officers for services rendered to us.

All of the information in this prospectus regarding shares underlying option and stock awards, and option exercise prices, reflects the distribution by Morgan Stanley of all of the common stock of its wholly owned subsidiary Discover Financial Services (the “Discover Spin-off”), which was effective as of June 30, 2007.

Summary Compensation Table

		Annual Compensation					Long-Term Compensation
Name And Principal Position							Awards
	Year	Salary ($)		Bonus ($)(1)		Other Annual Compen- sation ($)	Restricted Stock Awards ($)(2)	Securities Underlying Options (#)(3)		All other Compensation ($)(4)
Henry A. Fernandez	2006	250,000		2,812,500			1,519,862	8,825		6,100
Chief Executive Officer and President

David C. Brierwood	2006	310,369	(5)	2,592,402			605,562	12,660		43,452	(6)
Chief Operating Officer

Michael K. Neborak	2006	56,250	(7)	1,056,000	(8)		259,190	16,413	(9)	180,000	(10)
Chief Financial Officer

C.D. Baer Pettit	2006	255,598	(11)	823,865			243,667	1,414		118,451	(12)
Head of Client Coverage

Gary Retelny	2006	165,000		804,200			87,259	2,279		6,100
Head of Strategy and Business Development

(1)	Includes amounts contributed to various Morgan Stanley deferred compensation plans.

(2)	The market value of the Morgan Stanley common stock underlying restricted stock units (RSUs) was calculated using the closing price per share of common stock on the applicable grant date, as reported on the New York Stock Exchange Composite Transaction Tape. Fiscal 2006 RSUs were granted on December 12, 2006 (the closing price was $78.40, which is equivalent to $66.7260 when adjusted for the Discover Spin-off), and 50% vest on January 2, 2009 and 50% vest on January 2, 2010. Unvested RSUs vest upon an involuntary termination of employment not involving cause or not involving any other cancellation event or upon a change in control of Morgan Stanley. Dividend equivalents are paid on RSUs at the same rate that dividends are paid on shares of common stock. These RSUs are not transferable, are generally distributed in the form of shares of common stock approximately three years after the grant date for fiscal 2006 RSUs and are subject to cancellation in certain circumstances. The following tables list the number of RSUs awarded for performance in 2006 and the total number and value (calculated using the closing price on November 30, 2006, as adjusted for the Discover Spin-off) of RSUs held as of November 30, 2006 (including the 2006 grant).

Named Executive Officers	Number of RSUs awarded for performance in 2006
Henry A. Fernandez	22,777
David C. Brierwood	9,075
Michael K. Neborak	3,884
C.D. Baer Pettit	3,651
Gary Retelny	1,307

	Total RSUs held as of November 30, 2006
Named Executive Officers	Number Held	Market Value
Henry A. Fernandez	107,533	$6,970,235
David C. Brierwood	71,142	$4,611,389
Michael K. Neborak	3,884	$251,759
C.D. Baer Pettit	12,010	$778,482
Gary Retelny	6,080	$394,103

(3)	Awards of stock options granted for services during fiscal 2006, including stock options granted on December 12, 2006. The terms and present value for stock options granted for services in fiscal 2006 are described in footnote (9) and under Option Grants of Morgan Stanley Common Stock in Last Fiscal Year.

(4)	Unless otherwise noted, the amounts listed in this column represent contributions made by the Company to the named executive officer under U.S. defined contribution plans.

(5)	Mr. Brierwood’s base salary was £170,000 during fiscal 2006. The amount of British pounds sterling was converted to U.S. dollars using the year-end average of daily spot rates of £1 to $1.8257. The amounts shown for Mr. Brierwood’s salary and bonus represent his salary and bonus for all of fiscal 2006. However, prior to joining MSCI in June of 2006, Mr. Brierwood worked for Morgan Stanley, as noted in “Executive Officers and Directors”, so the amounts reflect amounts payable for both his services to Morgan Stanley and to MSCI.

(6)	Represents contributions made by the Company to the Morgan Stanley U.K. Group Pension Plan and the Morgan Stanley U.K. Alternative Retirement Plan in the amount of £23,800. The amount of British pounds sterling was converted to U.S. dollars using the year-end average of daily spot rates of approximately £1 to $1.8257.

(7)	Represents Mr. Neborak’s actual base salary prorated from September 1, 2006 through November 30, 2006. Mr. Neborak was hired on September 1, 2006, and his annual 2006 base salary equaled $225,000.

(8)	Represents Mr. Neborak’s actual cash bonus which was based on 11 months of service as agreed upon in Mr. Neborak’s offer letter. Mr. Neborak’s annual 2006 cash bonus opportunity equaled $1,152,000.

(9)	Includes a new hire option award of 14,478 options granted on October 19, 2006 with an exercise price equal to $76.18, the closing price of a share on the grant date, which is equivalent to $64.8366 when converted for the Discover Spin-off, of which 11,346 stock options vested upon grant on October 19, 2006 and the remaining 3,132 options vested and became exercisable on July 20, 2007. The options are not transferable and are subject to cancellation under certain circumstances. Shares of common stock acquired upon the exercise of such options generally may not be transferred or sold until October 19, 2007.

(10)	Represents a payment made to Mr. Neborak relating to the value of certain compensation that he forfeited when he terminated employment with his prior employer.

(11)	Mr. Pettit’s base salary was £140,000 during fiscal 2006. The amount of British pounds sterling was converted to U.S. dollars using the year-end average of daily spot rates of approximately £1 to $1.8257.

(12)	Includes contributions made by the Company to the Morgan Stanley U.K. Group Pension Plan in the amount of £14,000. The amount of British pounds sterling was converted to U.S. dollars using the year-end average of daily spot rates of approximately £1 to $1.8257. Mr. Pettit also received relocation benefits valued at $92,891. This amount includes a cost of living adjustment, a housing allowance, a home search fee, costs associated with tax equalization which includes a tax gross-up, reimbursement for a loss on the sale of his automobile, the cost of moving his goods and the cost of storing his goods.

Option Grants of Morgan Stanley Common Stock in Last Fiscal Year

The following table sets forth information, adjusted for the Discover Spin-off, concerning grants of options to acquire shares of Morgan Stanley common stock granted to the named executive officers for services in fiscal 2006. No grants of options to acquire shares of MSCI’s stock were granted to the named executive officers for fiscal 2006, but we anticipate granting such awards going forward as described in “Equity Grants” below.

Name	Number of Securities Underlying Options Granted (#)(1)	% of Total Options Granted to Employees in Fiscal Year (2)	Exercise Price Per Share ($)	Expiration Date	Grant Date Present Value ($) (3)
Henry A. Fernandez	8,825	14%	66.7260	12/12/2016	168,732
David C. Brierwood	12,660	20%	66.7260	12/12/2016	242,057
Michael K. Neborak	14,478	23%	64.8366	10/19/2016	373,880
	1,935	3%	66.7260	12/12/2016	36,999
C.D. Baer Pettit	1,414	2%	66.7260	12/12/2016	27,048
Gary Retelny	2,279	4%	66.7260	12/12/2016	43,582

(1)	Represents awards under Morgan Stanley’s Employees’ Equity Accumulation Plan (EEAP) granted for services in fiscal 2006, including stock options granted on December 12, 2006. Information with respect to options granted to Mr. Neborak is provided in note (9) to the previous table. All other options were granted on December 12, 2006, with an exercise price equal to the closing price of $78.40 on that date, which is equivalent to $66.7260 when adjusted for the Discover Spin-off, and the number of such options awarded was determined using the Black-Scholes value of stock options on the grant date as determined under Statement of Financial Accounting Standards No. 123R, Share-Based Payment. These options vest and become exercisable 50% on January 2, 2009 and 50% on January 2, 2010, are not transferable and are subject to cancellation under certain circumstances. Shares of common stock acquired upon the exercise of such options generally may not be transferred or sold until January 2, 2010. Upon a change in control of Morgan Stanley or the recipient’s involuntary termination of employment under circumstances not involving violation of any cancellation provision, these options will vest and become exercisable, and the shares of common stock acquired upon exercise of the options will no longer be subject to transfer restrictions.

(2)	This number represents the percent of total options to purchase Morgan Stanley stock granted to all MSCI employees for services during fiscal 2006, adjusted for the Discover Spin-off.

(3)	The present value of stock options granted was determined using the Black-Scholes model as of the grant date. The Black-Scholes value for the stock options granted on December 12, 2006 assumes (i) the stock option was exercised at the end of the expected option term (6.32 years); (ii) an expected stock price volatility of 23.771%; (iii) the risk free yield on the U.S. Treasury STRIPS with a remaining term reflecting the expected option life on the grant date; and (iv) Morgan Stanley’s annualized dividend yield on the grant date was constant over the expected option life. The Black-Scholes value for the stock options granted on October 19, 2006 assumes (i) the stock option was exercised at the end of the expected option term (6.06 years); (ii) an expected stock price volatility of 39.31%; (iii) the risk free yield on the U.S. Treasury STRIPS with a remaining term reflecting the expected option life on the grant date; and (iv) Morgan Stanley’s annualized dividend yield on the grant date was constant over the expected option life.

Aggregate Exercises of Morgan Stanley Stock Options in Last Fiscal Year and Year-End Option Values

The following table sets forth information, adjusted for the Discover Spin-off, regarding the exercise of options to purchase Morgan Stanley common stock by our named executive officers in fiscal 2006, as well as the number and value of their unexercised options to purchase Morgan Stanley common stock as of November 30, 2006 (including those awarded on December 12, 2006 for service in fiscal 2006).

Name	Shares Acquired on Exercise (#)(1)	Value Realized ($)	Number of Securities Underlying Unexercised Options At Fiscal Year-End (#)(2)		Value of Unexercised In-The-Money Options At Fiscal Year-End ($)(3)
			Exercisable(4)	Unexercisable	Exercisable(4)	Unexercisable
Henry A. Fernandez	—	—	139,036	8,825	3,072,944	—
David C. Brierwood	—	—	131,312	12,660	2,748,308	—
Michael K. Neborak	—	—	11,346	5,067	—	—
C.D. Baer Pettit	—	—	5,811	1,414	113,489	—
Gary Retelny	—	—	—	2,279	—	—

(1)	The number of shares underlying options exercised in fiscal 2006. No named executive officer exercised options in fiscal 2006.

(2)	The named executive officers do not hold any stock appreciation rights issued by us or Morgan Stanley. The shares of common stock that would be acquired upon exercising certain of these options are subject to transfer restrictions until the final vesting date.

(3)	The value of unexercised, in-the-money options is the aggregate, calculated on a grant-by-grant basis, of the product of (a) the number of unexercised options multiplied by (b) the difference between (i) $63.4062, the weighted average price of Morgan Stanley’s common stock on November 30, 2006, adjusted for the Discover Spin-off, and (ii) the exercise prices of all such options. The actual value, if any, realized, on the options will depend on the future price of our common stock.

(4)	Includes options that vested and became exercisable on January 2, 2007.

Defined Benefit Pension Plans

The following is a discussion of annual defined benefit pension benefits payable to certain of the named executive officers upon retirement.

Mr. Fernandez participates in a Morgan Stanley-sponsored defined benefit pension plan intended to qualify under Section 401(a) of the Internal Revenue Code (qualified plan), and other defined benefit pension plans that are nonqualified, unfunded plans for certain key employees (Excess Plan and Supplemental Executive Retirement Plan or SERP).

To be eligible to receive a benefit under the terms of the SERP, the named executive officer must retire from active service on or after age 55, have at least 5 years of service and age plus service must be at least 65. Messrs. Fernandez and Brierwood are currently not eligible to receive a benefit under the terms of the SERP. SERP benefits are based on a percentage of Final Average Base Pay (as defined below): 20% after 5 years of service, an additional 2% for each of the next 15 years of service, no accruals for the next 5 years, and an additional 1% per year for each of the next 10 years of service (subject to a maximum of 35 years). Benefits are limited to the receipt of an annuity equal to $140,000 per annum. “Final Average Base Pay,” used to determine total benefits under the qualified plan, Excess Plan and SERP, is equal to the average annual base salary during the 60 highest-paid consecutive months of the final 120 months of credited service under the applicable plan. Following termination after age 55, the named executive officers can begin receiving reduced benefits prior to age 60 and unreduced benefits as early as age 60. The SERP was closed to new entrants effective December 31, 2003. Both Mr. Fernandez and Mr. Brierwood were grandfathered into the SERP.

The Excess Plan in which Mr. Fernandez participates is a non-qualified benefit plan. Under the Excess Plan, benefits accrue based on (i) 1.15% of Final Average Base Pay up to the Social Security covered compensation limit plus (ii) 1.50% of the participant’s Final Average Salary which exceeds the Social Security covered compensation limit, multiplied by years of service up to 35 years. “Final Average Base Pay” is equal to the average annual base salary during the 60 highest-paid consecutive months of the final 120 months of credited service under the applicable plan. Final Average Base Pay with respect to the Excess Plan includes annual base salary in excess of $170,000 per annum. The Excess Plan was closed to new entrants effective December 31, 2003. Benefits payable under the Excess Plan are offset by benefits payable under the qualified plan. The qualified plan in which Mr. Fernandez participates is described in the paragraph below regarding Mr. Retelny’s defined benefit plan.

Mr. Brierwood also participates in the SERP, the U.K. Group Pension Plan, the U.K. Alternative Retirement Plan and the U.K. Guaranteed Minimum Pension Plan. The U.K. Group Pension Plan is a funded, defined contribution plan. Annual employer contributions are 10% of base pay if the participant is under age 45 and 15% of base pay if the participant is age 45 or older. Participants can choose from a range of funds selected by the trustees. Normal retirement is at age 65 and early retirement is at age 55. At retirement, a participant can take 25% of his accumulated account balance in the form of a lump-sum (tax-free) and must take 75% of his accumulated account in the form of a monthly annuity (taxable). The U.K. Alternative Retirement Plan is an unfunded, defined contribution plan. Participants can choose from a range of funds selected by Morgan Stanley. Annual employer contributions are credited based on 9% of base pay if the participant is under age 45 and 13.5% of base pay if the participant is age 45 or older. Normal retirement is at age 65 and early retirement is at age 55. At retirement, a participant can take 100% of his accumulated account balance in the form of a lump-sum (taxable).

The estimates in the table below apply to Mr. Fernandez and Mr. Brierwood and assume that they will participate in all applicable Morgan Stanley-sponsored pension plans until retirement. The pension benefits shown are in addition to any Social Security benefits to which the named executive officer may be entitled; the amounts payable at retirement will be reduced by offsets applicable to the named executive officer, which offsets may include certain pension benefits provided by a former employer. Mr. Brierwood’s gross SERP benefits are offset by a pension which he receives under a U.K. Guaranteed Minimum Pension which is based on the value of Mr. Brierwood’s U.K. final salary pension benefit at the time it was converted to a defined contribution benefit in 1996, as well as by the annuitized value of benefits based on contributions made by the Company on his behalf to the Morgan Stanley U.K. Group Pension Plan and the Morgan Stanley U.K Alternative Retirement Plan. Mr. Fernandez’s gross SERP benefits are offset by pension payments and any pension equivalent payments from other firm sponsored retirement plans, except to the extent that the benefits to which he is entitled under the Excess Plan are larger, in which case the benefits under the Excess Plan will be provided. As of November 30, 2006, Mr. Fernandez had 20.333 credited years of service and Mr. Brierwood had 20.4167 credited years of service.

Estimated Annual Pension Benefits

(payable for the executive’s lifetime)

Final Average Salary	Credited Years of Service as of November 30, 2006
	10	15	20	25	30	35 (Max)
$200,000	$60,000	$80,000	$100,000	$100,000	$110,000	$120,000
250,000	$75,000	$100,000	$125,000	$125,000	$137,500	$140,000
300,000	$90,000	$120,000	$140,000	$140,000	$140,000	$151,222
350,000	$105,000	$140,000	$140,000	$140,000	$152,119	$177,472
400,000	$120,000	$140,000	$140,000	$145,515	$174,619	$203,722
450,000	$135,000	$140,000	$140,000	$164,265	$197,119	$229,972
500,000	$140,000	$140,000	$146,412	$183,015	$219,619	$256,222

Mr. Retelny participates in a Morgan Stanley-sponsored defined benefit plan that provided for accrued pension benefits through December 31, 2003 based on final average base pay and credited years of service. Benefits accrued through December 31, 2003 generally equal: (i) 1.15% of Final Average Base Pay up to the Social Security covered compensation limit plus (ii) 1.50% of the participant’s Final Average Salary which exceeds the Social Security covered compensation limit, multiplied by years of service up to 35 years. “Final

Average Base Pay” used to determine total benefits accrued through December 31, 2003 under the qualified plan, is equal to the average annual base salary during the 60 highest-paid consecutive months of the final 120 months of credited service under the applicable plan and limited to $170,000 per annum. The portion of Mr. Retelny’s pension accrued on or after January 1, 2004 is based on career average total pay limited to $170,000 per year. The benefits accrued on or after January 1, 2004 under the qualified plan for each calendar year of service generally equal: (i) 1% of the participant’s eligible annual pay; plus (ii) 0.5% of the participant’s eligible annual pay which exceeds the Social Security covered compensation limit.

Mr. Pettit participates in the U.K. Group Pension Plan. For fiscal 2006, the Company made contributions to such plan on Mr. Pettit’s behalf in an amount equal to $25,650.

Mr. Neborak did not participate in any Morgan Stanley- or Company-sponsored pension plan for fiscal 2006.

If Mr. Fernandez or Mr. Brierwood remain in service until retirement at age 65 at the base salary reported under Salary in the summary compensation table, the estimated annual benefits payable under the Supplemental Executive Retirement Plan at age 65 are set forth below. The total estimated accrued annual benefits payable to Mr. Retelny at the earliest age at which he may retire with unreduced benefits (age 65) is set forth below. In addition, the following table contains information on contributions made by the Company on behalf of the named executive officers to U.S. and U.K. defined contribution plans.

Named Executive Officer	Company Contributions to Defined Contribution Plans for the Fiscal Year Ended November 30, 2006($)	Estimated Annual Single Life Annuity Pension Benefit ($)(1)
Henry A. Fernandez(2)	6,100	125,000
David C. Brierwood(3)(4)	43,452	140,000
Michael Neborak(5)	—	—
Baer Pettit(6)	25,560	—
Gary Retelny	6,100	8,689	(7)

(1)	Includes value of accrued benefit payable at age 65 under the terms of the Supplemental Executive Retirement Plan (SERP) for Mr. Fernandez and Mr. Brierwood. However, Mr. Fernandez and Mr. Brierwood are not currently eligible to receive benefits under the SERP. To be eligible to receive a benefit under the SERP, a participant must have met certain grandfather criteria as of September 1, 2002 and December 31, 2003 and retire from active service on or after age 55, have completed at least 5 years of service and age plus service must be at least 65.

(2)	Mr. Fernandez has a gross SERP annual benefit, payable at age 65 based on service through November 30, 2006, of $125,000, which will be offset by annual pension payments of $43,378 under the qualified plan and $23,712 under the Excess Plan, for a net SERP annual benefit of $57,910.

(3)	The Company contributed during fiscal 2006 on Mr. Brierwood’s behalf to the Morgan Stanley U.K. Group Pension Plan and the Morgan Stanley U.K. Alternative Retirement Plan in the aggregate amount of £23,800. The amount of British pounds sterling was converted to U.S. dollars using the fiscal 2006 year-end average of daily spot rates of approximately £1 to $1.8257.

(4)	Mr. Brierwood is entitled to a U.K. Guaranteed Pension annuity of £5,777.20 per year payable at age 65. When converted to U.S. dollars using the fiscal 2006 year-end average of daily spot rates of approximately £1 to $1.8257 this amount is $10,547. Mr. Brierwood is also grandfathered in the SERP and his net SERP annual benefit based on his service through November 30, 2006 is $129,453, which is further offset by the annuitized value of benefits based on contributions made by the Company on his behalf to the Morgan Stanley U.K. Group Pension Plan and the Morgan Stanley U.K Alternative Retirement Plan.

(5)	Mr. Neborak is not eligible to enter any pension plan until October 1, 2007.

(6)	The Company contributed during fiscal 2006 on Mr. Pettit’s behalf to the Morgan Stanley U.K. Group Pension Plan in the amount of £14,000. The amount of British pounds sterling was converted to U.S. dollars using the fiscal 2006 year-end average of daily spot rates of approximately £1 to $1.8257.

(7)	Includes value of all accrued benefits payable at age 65 to Mr. Retelny.

Employment Agreements

We have no employment agreements in place with any of our named executive officers, except that Mr. Neborak has an offer letter that sets forth his compensation for 2006, and Mr. Pettit received relocation benefits in connection with his relocation from the United Kingdom to California. Under the expatriate program in which Mr. Pettit participates, he receives expatriate compensation generally consisting of base salary, bonus and a system of allowances, deductions and reimbursements. Pursuant to the program, Mr. Pettit received a cost of living adjustment, a housing allowance, a home search fee, costs associated with tax equalization which includes a tax gross-up, reimbursement for a loss on the sale of his automobile, the cost of moving his goods and the cost of storing his goods during fiscal 2006 (as noted in footnote (11) to the Summary Compensation Table). Pursuant to the program, Mr. Pettit is also eligible to receive certain other benefits, such as tax preparation services and home leave.

Employee Benefit Plans

Our employees currently participate in various incentive, retirement savings, group welfare and employee benefit plans sponsored by Morgan Stanley. It is anticipated that they will continue participating in such plans after this offering is completed.

Participation by our employees in stock plans is described below under “Current Employee Stock Plans.”

We intend to adopt a new omnibus equity plan for our eligible employees, described below under “—New MSCI Equity Incentive Compensation Plan.”

Current Employee Stock Plans

Before this offering, some of our employees received stock options and/or RSUs relating to Morgan Stanley common stock under the Morgan Stanley 1994 Omnibus Equity Plan, the Morgan Stanley 1995 Equity Incentive Plan, the Morgan Stanley Employees’ Equity Accumulation Plan and the Morgan Stanley Tax Deferred Equity Participation Plan (“TDEPP”).

After the offering, all outstanding Morgan Stanley stock options and RSUs held by our employees will remain outstanding in accordance with the original terms and conditions, including but not limited to forfeiture conditions and transfer restrictions, of the applicable Morgan Stanley plan and award. All of our employees will continue to be treated as Morgan Stanley employees for purposes of any vesting and forfeiture provisions, and all non-vested stock options and RSUs will continue to vest in accordance with their original provisions, based upon continuing service with us or Morgan Stanley.

New MSCI Equity Incentive Compensation Plan

We intend to adopt, subject to the approval of our shareholders, the MSCI Equity Incentive Compensation Plan (the “Incentive Plan”). The purposes of the Incentive Plan will be: (i) to advance our interests by attracting and retaining high caliber employees and other key individuals, (ii) to more closely align the interests of recipients of Incentive Plan awards with the interest of our shareholders by increasing the proprietary interest of such recipients in our growth and success as measured by the value of our stock and (iii) to motivate award recipients to act in the long-term best interests of our shareholders.

Shares Available. The Incentive Plan permits us to make awards of 12,500,000 shares of our class A common stock, subject to adjustment in the event of a stock split, reverse stock split, stock dividend, recapitalization, reorganization, merger, consolidation, combination, exchange of shares, split-up, extraordinary dividend or distribution, spin-off, warrants or rights offering to purchase common stock at a price substantially below fair market value, or other similar event. If any award issued under the Incentive Plan is cancelled or expires without having been paid or settled by the Company, or if shares are tendered or withheld from an award to pay the option price or satisfy a tax withholding obligation, such shares may again be issued under the Incentive Plan.

Eligibility. Generally, all of our employees and all employees of our subsidiaries and their respective affiliates, and certain other individuals who perform services for us, any of our subsidiaries, or any of their respective affiliates will be eligible to receive awards. Our Compensation Committee will have discretion to select participants and determine the form, amount and timing of each award to such persons, the exercise price or base price associated with the award, the time and conditions of exercise or settlement of the award and all other terms and conditions of an award.

General. The Incentive Plan will be administered by our Compensation Committee or an administrator to whom the Compensation Committee delegates such authority in accordance with the terms of the Incentive Plan. The Incentive Plan will have a term of 10 years. The board of directors or the Compensation Committee may modify, amend, suspend or terminate the Incentive Plan, as long as such modification, amendment, suspension or termination does not, without a participant’s consent, materially adversely affect such participant’s rights with respect to any award previously made. To the extent required by applicable law or the rules of the New York Stock Exchange, amendments to the Incentive Plan will not be effective unless they are approved by our shareholders.

Forms of Awards. Awards under the Incentive Plan may include one or more of the following types: (i) stock options (both nonqualified and incentive stock options), (ii) stock appreciation rights (“SARs”), (iii) restricted stock awards, (iv) restricted stock unit awards, (v) performance grants and (vi) cash awards. Such awards may be for partial-year, annual or multi-year periods.

Options are rights to purchase a specified number of shares of our class A common stock at a price fixed by our Compensation Committee, but not less than fair market value on the date of grant. Options expire no later than ten years after the date of grant. Options will become exercisable at such time and in such installments as our Compensation Committee will determine. Payment of the option price (sometimes called the exercise price or strike price) must be made in full at the time of exercise in such form as our Compensation Committee shall determine. Payment methods may include cash, the exchange of shares already owned, or by such other means as we may authorize. Options intended to be incentive stock options under section 422 of the Code may not be granted to any person who is not an employee of us or any parent or subsidiary, as defined in section 424 of the Code. All incentive stock options must be granted within ten years of the date the Incentive Plan is approved by our Compensation Committee.

A SAR entitles the holder to receive, upon exercise, an amount equal to any positive difference between the fair market value of one share of our class A common stock on the date the SAR is exercised and the exercise price, multiplied by the number of shares of class A common stock with respect to which the SAR is exercised. Our Compensation Committee will have the authority to determine whether the amount to be paid upon exercise of a SAR will be paid in cash, class A common stock or a combination of cash and class A common stock.

Restricted stock awards provide for a specified number of shares of our class A common stock subject to a restriction against transfer during a period of time or until performance measures are satisfied, as established by our Compensation Committee. Unless otherwise set forth in the agreement relating to a restricted stock award, the holder has all rights as a shareholder, including voting rights, the right to receive dividends and the right to participate in any capital adjustment applicable to all holders of class A common stock; provided, however, that our Compensation Committee may determine that distributions with respect to shares of class A common stock will be deposited with us and will be subject to the same restrictions as the shares of class A common stock with respect to which such distribution was made.

A restricted stock unit award is a right to receive a specified number of shares of our class A common stock (or the fair market value thereof in cash, as determined by our Compensation Committee), subject to the expiration of a specified restriction period and/or the achievement of any performance measures selected by independent directors or the Compensation Committee, consistent with the terms of the Incentive Plan. The restricted stock unit award agreement will specify whether the award recipient is entitled to receive dividend equivalents with respect to the number of shares of our class A common stock subject to the award. Prior to the settlement of a restricted stock unit award in our class A common stock, the award recipient will have no rights as a shareholder of our company with respect to our class A common stock subject to the award.

Performance grants are awards whose final value or amount, if any, is determined by the degree to which specified performance measures have been achieved during a performance period set by independent directors or our Compensation Committee. Performance periods can be partial-year, annual or multi-year periods, as determined by independent directors or our Compensation Committee. Performance measures that may be used include one or more of the following: the attainment by a share of class A common stock of a specified value within or for a specified period of time, earnings per share, earnings before interest expense and taxes, depreciation and amortization, return to shareholders (including dividends), return on equity, earnings, revenues (including but not limited to product revenues and ETF revenues), debt levels, leverage ratios, coverage ratios, return on sales, return on revenues, cash flow or cost reduction goals, operating profit, pretax return on total capital, economic value added, profit margins, sales growth, net income or any combination of the foregoing. Such criteria and objectives may relate to results obtained by the individual, us, a subsidiary, or an affiliate, or any business unit or division thereof, or may relate to results obtained relative to a specific industry or a specific index. Payment may be made in the form of cash, class A common stock, restricted stock, restricted stock units or a combination thereof, as specified by independent directors or our Compensation Committee.

Annual incentive awards are generally cash awards based on terms and provisions established by independent directors or our Compensation Committee, which may include the performance criteria above.

An award agreement may contain additional terms and restrictions, including vesting conditions, not inconsistent with the terms of the Incentive Plan, as the Committee may determine.

Maximum Award. The maximum number of shares of our class A common stock that may be subject to options or SARs granted to any individual during a fiscal year is 5,000,000. Additionally, the maximum number of shares of our Class A common stock that may be subject to any other type of award granted to any individual during a fiscal year is 5,000,000.

Federal Income Tax Consequences. A participant to whom a nonqualified stock option is granted will recognize no income at the time of the grant and we will not be entitled to a deduction. When the participant exercises a nonqualified stock option, he or she will generally recognize ordinary income equal to the excess, if any, of the fair market value (determined as of the date of exercise) of the class A common stock received over the option exercise price. The tax basis of such shares to the participant will be equal to the exercise price paid plus the amount includable in his or her gross income as compensation. The holding period for purposes of determining whether a subsequent sale of such share by the participant results in the recognition of short-term or long-term capital gain or loss will commence on the day after the date the share is transferred to the participant. A participant to whom a stock option is granted will recognize no income at the time of grant. When the participant exercises a stock option, he or she will generally recognize ordinary compensation income equal to the difference, if any, between the fair market value of the class A common stock he or she receives at such time and the sum of the exercise price for such shares.

A participant to whom an incentive stock option which qualifies under section 422 of the Internal Revenue Code is granted will generally recognize no income at the time of grant or at the time of exercise, and we will not be entitled to a deduction. However, upon the exercise of an incentive stock option, the excess of the fair market value of the class A common stock over the exercise price thereof may result in the participant being subject to an alternative minimum tax under applicable provisions of the Code. In order to obtain incentive stock option treatment for federal income tax purposes, the participant (i) must be our employee or an employee of any parent or subsidiary, or any of their respective affiliates continuously from the date of grant until any termination of employment and (ii) in the event of such a termination, must generally exercise an incentive stock option within three months after such termination. When a participant sells the class A common stock received upon exercise of an incentive stock option more than one year after exercise and more than two years after the date of grant of such incentive stock option, he or she will normally recognize long-term capital gain or loss equal to the difference, if any, between the sale price of such shares at such time and the exercise price. If the participant disposes of such shares before such period’s end the participant will recognize ordinary compensation income equal to the lesser of (i) the difference, if any, between the fair market value of such shares on the date of exercise and the exercise price, and (ii) the difference, if any, between the sale price and the exercise price. Any other gain or loss on such sale (in addition to the ordinary income mentioned above), will normally be capital gain or loss. The tax basis of such shares to the participant, for purposes of computing such other gain or loss, should be equal to the exercise price paid (plus the amount includable in his gross income as compensation, if any).

The inclusion of SARs with a nonqualified stock option or an incentive stock option will normally not result in taxable income to the participant, and we will not be entitled to a deduction at that time. At the time of exercise, the participant will normally recognize ordinary compensation income in an amount equal to the cash and the fair market value of the class A common stock he or she receives to satisfy his or her SAR. The tax basis of any such shares received by the participant pursuant to a SAR should be equal to the amount includable in his gross income as compensation in respect of such shares, and the participant’s holding period therefor should normally commence on the day after the day on which he or she recognizes taxable income in respect of such shares.

A participant granted shares of restricted stock will not recognize taxable income at the time of grant and we will not be allowed a deduction for federal income tax purposes at that time. However, a participant granted such shares may elect to recognize taxable compensation in the year of the grant in an amount equal to the fair market value of the shares at the time of grant by filing a “Section 83(b) election” to such effect with us and the Internal Revenue Service within 30 days after the date of grant. If shares with respect to which a participant has made the above-described Section 83(b) election are forfeited, no deduction will be allowed to the participant with respect to such forfeiture or any income tax previously paid but a participant may be entitled to report a capital loss. If a Section 83(b) election is not made, a participant granted shares of restricted stock will recognize taxable compensation in an amount equal to the fair market value of the shares at the time the shares first become transferable. Any dividends paid on shares of restricted stock prior to the date on which the participant recognizes taxable compensation with respect to the shares will be taxable to the participant as additional compensation rather than as ordinary dividends. Subject to the $1 million limit on the amount of compensation that can be deducted for payments to our senior officers, we will be allowed a deduction for federal income tax purposes at the time the holder of restricted stock recognizes taxable compensation equal to the amount of compensation recognized by such participant. A participant’s basis for shares of restricted stock will be the amount recognized as taxable compensation. A participant’s holding period for such shares will begin on the day after the date the participant recognizes taxable compensation with respect to the shares.

A person who has been granted a restricted stock unit award will not recognize taxable income on the date of grant and we will not be entitled to a deduction at that time. When the restricted stock unit award vests and shares are transferred to the holder, the holder will recognize ordinary income in an amount equal to the fair market value of the transferred shares at such time less any cash consideration which the holder paid for the shares, and we will be entitled to a corresponding deduction. Any gain or loss realized upon the holder’s sale or exchange of the shares will be treated as long-term or short-term capital gain or loss. The holder’s basis for the shares will be the amount recognized as taxable compensation plus any cash consideration which the holder paid for the shares. The holder’s holding period for the shares will begin on the day after the date the shares are transferred to the holder.

A participant to whom a performance grant award is made will not recognize taxable income at the time such award is made. The participant will recognize taxable income, however, at the time cash, class A common stock or other of our securities or property is paid to the participant pursuant to such award, and the amount of such income will be the amount of such cash and the fair market value at such time of such shares or securities, or property. The tax basis of any such shares, securities or property received by the participant pursuant to a performance grant award should be equal to the amount includable in the participant’s gross income as compensation in respect of such shares, securities or property, and the holding period therefore should normally commence on the day following the date on which the participant recognizes taxable income in respect of such shares, securities or property. Any income equivalents paid to a recipient with respect to his or her performance grant award should generally be regarded for federal income tax purposes as compensation. A participant who receives a bonus stock award will recognize taxable income at the time the bonus stock is awarded.

Any compensation includable in the gross income of a recipient will be subject to appropriate federal income tax withholding. The company for which a participant is performing services will generally be allowed to deduct amounts that are includable in the income of the participant as ordinary compensation income at the time such amounts are so includable, provided that the amounts qualify as reasonable compensation for personal services actually rendered.

The discussion set forth above is a brief overview of certain U.S. federal income tax consequences of awards made under the Incentive Plan and is limited to the federal tax issues herein. This overview should not be relied upon as being a complete description of the applicable U.S. federal income tax consequences. Additional issues may exist that are not addressed in this discussion and that could affect a participant’s federal income tax treatment. This disclosure was written to support the marketing of our shares of class A common stock and was not intended or written to be used, and cannot be used, to avoid penalties that may be asserted against such participant under the Code. In addition, this overview does not address the state, local, foreign or other tax aspects of awards made under the Incentive Plan or the effect on such awards of guidance that may be issued by the U.S. Treasury under section 409A of the Code or any possible limitations on deduction under Section 162(m) or 280G of the Code.

Equity Grants

We are granting stock options and/or restricted stock units to our employees and service providers at the effective time of the offering. The value of these stock option and restricted stock unit awards will be approximately $68 million, of which approximately $52 million is the sum of the dollar value of the restricted stock units on the grant date and approximately $16 million is the sum of the Black-Scholes value of the stock options. The assumptions used in determining the grant date present value will generally be consistent with principles used for our financial statement reporting purposes. We are granting options to purchase 2,116,252 shares of stock and 2,900,162 shares of restricted stock units.

The following table contains information on the expected value of the proposed equity grants for our named executive officers (founders grants). The number of restricted stock units awarded to each individual will equal the dollar value of the restricted stock units set forth next to such individual’s name in the table divided by the IPO price. Restricted stock units granted to these individuals are expected to include performance criteria consistent with the terms of the Incentive Plan, intended to comply with the performance goal requirements under Section 162(m) of the Code. The number of options awarded to each individual will equal the dollar value of options set forth next to such individual’s name in the table divided by the Black-Scholes value at the time of grant.

Named Executive Officer	Proposed Founder’s Restricted Stock Unit Grant ($)	Proposed Founder’s Option Grant ($)(1)
Henry A. Fernandez	$12,750,000	$4,250,000
David C. Brierwood	$3,975,000	$1,325,000
Michael K. Neborak	$1,875,000	$625,000
C.D. Baer Pettit	$3,600,000	$1,200,000
Gary Retelny	$3,225,000	$1,075,000

(1)	Calculated using the Black-Scholes valuation method.

In the event that a change in control of MSCI occurs and, within 18 months following the change in control, a participant’s employment is terminated by the successor corporation without cause or by the participant voluntarily for good reason, all stock options held by such participant will automatically vest, and all stock units held by such participant will automatically vest and be converted into shares of our class A common stock.

ARRANGEMENTS BETWEEN MORGAN STANLEY AND US

Relationship with Morgan Stanley

Currently, Morgan Stanley owns 96.6% of our common stock and Capital Group International owns 3.4% of our common stock. Upon completion of this offering, Morgan Stanley will own 81,038,764.79 shares of our class B common stock, which will represent approximately 93.47% of the combined voting power of all classes of voting stock (or approximately 93.02% if the underwriters exercise their over-allotment option in full) and Capital Group International will own 2,861,235.21 shares of our class B common stock, representing approximately 3.3% of the combined voting power of all classes of voting stock (or approximately 3.28% if the underwriters exercise their over-allotment option in full).

For as long as Morgan Stanley continues to beneficially own more than 50% of the combined voting power of all classes of our voting stock, Morgan Stanley will be able to direct the election of all of the members of our Board of Directors and exercise a controlling influence over our business and affairs, including any decisions with respect to mergers or other business combinations involving us, the acquisition or disposition of assets by us, our approval or disapproval of amendments to our Amended and Restated Certificate of Incorporation and By-laws, the incurrence of indebtedness, the issuance of any additional common stock or other equity securities, the repurchase or redemption of common stock or preferred stock and the payment of dividends. Similarly, Morgan Stanley will have the power to determine or significantly influence the outcome of matters submitted to a vote of our shareholders, including the power to prevent an acquisition or any other change in control of us and could take other actions that might be favorable to Morgan Stanley and potentially unfavorable to you. See “Description of Capital Stock.”

Set forth below are descriptions of certain agreements, relationships and transactions we will have with Morgan Stanley.

Services Agreement

We will enter into a services agreement with Morgan Stanley pursuant to which Morgan Stanley will continue to provide us with a variety of services following the consummation of this offering. Services to be provided by Morgan Stanley, directly or indirectly through its subsidiaries or subcontractors, will include services in the areas of human resources, information technology, accounting, legal and compliance, tax, office space leasing, corporate services, treasury and other services for so long as Morgan Stanley owns more than 50% of our outstanding common stock. The services Morgan Stanley will continue to provide upon owning 50% or less of our common stock are subject to renegotiation in good faith, and will be provided for a period not to exceed 12 months. It is expected, for so long as Morgan Stanley owns more than 50% of our common stock, that payment for these services will be based on an internal cost allocation methodology based on fully loaded cost (i.e., allocated direct costs of providing the services, plus all related overhead and out-of-pocket costs and expenses) and an allocation to us of a portion of compensation related expenses for Morgan Stanley senior executives, in each case, consistent with past practices. Upon the sale or other disposition of any portion of our business, assets or properties, Morgan Stanley’s obligation to provide any service in respect of such disposed business, assets or properties will terminate. Similarly, if our business increases significantly or we acquire any business, assets or properties, Morgan Stanley will not have to provide any services in respect of such increase or acquired business, assets or properties.

The services agreement will provide that any obligation of Morgan Stanley to provide a service may be terminated (i) by us upon advance notice to Morgan Stanley or (ii) by either party if the other party has breached its obligations under the agreement relating to the service and has not cured the breach within an agreed upon period of time. In addition, at any time following the announcement of a transaction involving a change of control of us, Morgan Stanley may elect to terminate any and all services it provides, provided that no service will be terminated prior to the closing of the change of control transaction unless agreed to by us.

In general, Morgan Stanley will not be liable to us in connection with any service provided under the services agreement except in the case of gross negligence or willful misconduct. We will agree to indemnify Morgan Stanley with respect to liabilities and expenses incurred in connection with any claim, action, proceeding or investigation, whether or not in connection with pending or threatened litigation, arising out of, in connection with or related to services rendered or to be rendered by or on behalf of Morgan Stanley, other than liabilities and expenses resulting from gross negligence or willful misconduct by Morgan Stanley.

Tax Sharing Agreement

Prior to the completion of this offering, we have filed federal income tax returns and certain state and local income tax returns with Morgan Stanley on a consolidated, combined or unitary basis. We will continue to file federal income tax returns with Morgan Stanley on such basis for so long as Morgan Stanley owns at least 80% of the total voting power of our stock and 80% of the total value of our stock, and will generally continue to file other income tax returns with Morgan Stanley on a consolidated, combined or unitary basis under applicable law so long as we are permitted to do so. If Morgan Stanley’s ownership of our common stock falls below the relevant threshold, which may occur as a result of, among other things, this offering or a subsequent sale or Tax-Free Spin-Off by Morgan Stanley of our common stock, we will file the relevant federal or other income tax return as a separate taxable group.

Prior to completion of this offering, we will enter into a tax sharing agreement with Morgan Stanley setting forth the rights and obligations of Morgan Stanley and us with respect to federal and other income taxes for periods, including periods after the completion of this offering, if any, in which we file returns on a consolidated, combined or unitary basis with Morgan Stanley. Under the terms of the tax sharing agreement, we will be liable for a portion of the consolidated, combined or unitary tax liability, including any liability resulting from adjustments on audit, based on what our liability would have been, as determined by Morgan Stanley, had we and our subsidiaries been a taxable group separate from the Morgan Stanley consolidated group. In addition, we will provide Morgan Stanley with a covenant in the tax sharing agreement that if Morgan Stanley distributes our common stock to its shareholders or securityholders in a transaction intended to qualify as a Tax-Free Spin-Off, we will provide customary representations, covenants and indemnities to Morgan Stanley (to the extent not otherwise already provided in the tax sharing agreement), including indemnifying Morgan Stanley for any taxes resulting from such transaction failing to qualify as a Tax-Free Spin-Off (or as a similar transaction under state law) as a result of any action taken by any member of our separate taxable group.

Furthermore, under the tax sharing agreement, Morgan Stanley will prepare and file the consolidated federal and applicable consolidated, combined or unitary income tax returns that include taxable periods in which we or a member of our taxable group, on the one hand, and Morgan Stanley or a member of its taxable group, on the other hand, are included. Tax audits and controversies relating to Morgan Stanley or a member of its taxable group, regardless of whether such tax audit or controversy relates to us or a member of our taxable group, will be controlled by Morgan Stanley. However, in certain circumstances we may be entitled to control certain audits or controversies relating to taxes that solely relate to us or a member of our taxable group.

License Agreement

We currently have a trademark license agreement with Morgan Stanley which grants us an exclusive royalty-free license to use the Morgan Stanley trademark “Morgan Stanley Capital International” for so long as Morgan Stanley owns 50% or more of us. Pursuant to the agreement, we must cease using the trademark “Morgan Stanley Capital International” within 90 days after Morgan Stanley ceases to own 50% or more of us. We plan to continue to use the MSCI brand after the offering and after Morgan Stanley ceases to own more than 50 percent of the total value of our stock.

Ongoing Leasehold Arrangements

We currently lease an aggregate of approximately 16,000 square feet of office space from Morgan Stanley in nine locations. The rent and other terms of all such leases and/or subleases, as the case may be, are (or will be) consistent with arm’s-length commercially reasonable terms for leasehold agreements of these types.

Our leases in Geneva, Switzerland and Frankfurt, Germany are guaranteed by subsidiaries of Morgan Stanley.

Morgan Stanley Agreements with Third Parties

Historically, we have received services provided by third parties pursuant to various agreements that Morgan Stanley has entered into for the benefit of its affiliates. We pay the third parties directly for the services they provide to us or reimburse Morgan Stanley for our share of the actual costs incurred under the agreements. After this offering, we intend to continue to procure some of these third-party services through Morgan Stanley to the extent we are permitted (and elect to) or are required to do so.

Shareholder Agreement

We will enter into a shareholder agreement with Morgan Stanley under which we will grant to Morgan Stanley a continuing option, transferable to any of its subsidiaries, to purchase, under certain circumstances, additional shares of class B common stock or shares of any of our nonvoting capital stock (the “Options”). The Options may be exercised by Morgan Stanley simultaneously with the issuance of any equity securities by us (other than in this offering or upon the exercise of the underwriters’ over-allotment option) only to the extent necessary to maintain Morgan Stanley’s ability to effect a Tax-Free Spin-Off, which is, with respect to the class B common stock Option, 80% of the total voting power of our stock and 50% of the total value of our stock and is, with respect to the nonvoting capital stock Option, 80% of each outstanding class of such stock. We will also agree to indemnify Morgan Stanley with respect to liabilities (including tax liabilities) resulting from our breach of the shareholder agreement, which could include damages to Morgan Stanley resulting from the loss of its ability to effect a Tax-Free Spin-Off. The purchase price of the shares of class B common stock purchased upon any exercise of the Options will be based on the market price at which class A common stock may be purchased by third parties as of the date of delivery of notice of exercise of the Options. The Options terminate in the event that Morgan Stanley reduces its ownership percentage in us to less than 80% of the total voting power of our common stock or 50% of the total value of our stock. We do not intend to issue additional shares of class B common stock except pursuant to the exercise of the Options.

For so long as Morgan Stanley’s ownership percentage is at least 80% of the total voting power of our stock or 50% of the total value of our stock, we will agree to not take any action or enter into any commitment or agreement which, to our knowledge, may reasonably be anticipated to result in a violation or event of default by Morgan Stanley or any of its subsidiaries of applicable law or regulation, any provision of Morgan Stanley’s certificate of incorporation or bylaws, any credit agreement or other material agreement of Morgan Stanley, or any judgment, order or decree of any governmental body, agency or court having jurisdiction over Morgan Stanley or its assets. We will agree to not take any action, including the redemption or repurchase of our stock, that has the direct or indirect effect of reducing the amount of our outstanding stock without the prior written approval of Morgan Stanley, if at any time prior to a Tax-Free Spin-Off Morgan Stanley owns less than 80% of the total value of our stock.

Subject to certain limitations, Morgan Stanley may assign certain of its rights under the shareholder agreement to any person that agrees to be bound by certain terms of the shareholder agreement. The shareholder agreement will further provide Morgan Stanley with certain registration rights relating to shares of our outstanding common stock held by Morgan Stanley after this offering. Subject to certain limitations, Morgan Stanley and its transferees may require us to register, under the Securities Act, all or any portion of the common stock, a so-called “demand registration.” We are not obligated to effect a demand registration within the six-month period after the effective date of a previous demand registration.

Additionally, Morgan Stanley and its transferees have so-called “piggyback” registration rights, which means that Morgan Stanley and its transferees may include their respective shares in any future registrations of our equity securities, whether or not that registration relates to a primary offering by us or a secondary offering by or on behalf of any of our shareholders. The demand registration rights and piggyback registrations are each subject to customary market cutback exceptions.

We will pay certain registration expenses in connection with certain “demand” or “piggyback” registrations, except underwriting discounts, commissions and transfer taxes, if any. The shareholder agreement will set forth customary registration procedures, including an agreement by us to make our management available for road show presentations in connection with any underwritten offerings. We will also agree to indemnify Morgan Stanley and its transferees with respect to liabilities or expenses resulting from untrue statements or omissions or alleged untrue statements or omissions in any registration statement used in any such registration, other than any actual or alleged untrue statements or omissions resulting from information furnished to us for use in the registration statement by the underwriters, Morgan Stanley or any transferee.

Certain rights of Morgan Stanley and its transferees under the shareholder agreement will remain in effect with respect to the shares of class B common stock covered by the agreement for ten years or earlier if those shares have been transferred to persons other than those holding more than 3% of our outstanding common stock.

Credit Facility

On the date of this prospectus, we entered into a new $500.0 million credit facility with Morgan Stanley Senior Funding, Inc. and Bank of America, N.A., as agents for a syndicate of lenders which is contingent on the consummation of this offering, and is comprised of a $200.0 million term loan A facility, a $225.0 million term loan B facility, which will be issued at a discount of 0.5% of the principal amount resulting in proceeds of approximately $223.88 million, and a $75.0 million revolving credit facility (under which there will be no drawings on the date of the closing of this offering). Outstanding borrowings under the credit facility will accrue interest at (i) the base rate plus a fixed margin of 1.50% in the case of the term loan A facility and the revolving facility and 2.00% in the case of the term loan B facility or (ii) LIBOR plus a fixed margin of 2.50% in the case of the term loan A facility and the revolving facility and 3.00% in the case of the term loan B facility, in each case subject to interest rate step downs based on the achievement of consolidated leverage ratio (as defined in the credit facility) conditions. The term loan A facility and the term loan B facility will mature on November 20, 2012 and November 20, 2014, respectively. Simultaneously with the completion of this offering, we intend to borrow $425.0 million (the full amount of the term loans) under the credit facility and use the proceeds to pay a portion of the $625.9 million demand note held by Morgan Stanley. The balance of the demand note will be paid with the net proceeds of this offering. The proceeds remaining from this offering after paying the balance of the demand note will be used for general corporate purposes. The revolving credit facility is available for working capital requirements and other general corporate purposes (including the financing of permitted acquisitions), subject to certain conditions, and matures on November 20, 2012. We have engaged an affiliate of Morgan Stanley and Banc of America Securities LLC as joint lead arrangers for the credit facility. For a description of certain provisions of our credit facility, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources.”

Intellectual Property Agreement

Prior to completion of this offering, we and Morgan Stanley will enter into an intellectual property agreement granting both parties a reciprocal, non-exclusive, perpetual, irrevocable, world-wide, royalty-free license to use hardware settings and configurations, generic software libraries and routines and generic document templates owned and not separately commercialized by the granting party, that have been used by the grantee party prior to the date upon which Morgan Stanley ceases to own more than 50 percent of the issued and outstanding shares of our common stock.

RELATIONSHIPS AND RELATED TRANSACTIONS

Product Sales

Morgan Stanley or its affiliates and Capital Group International or its affiliates subscribe to, in the normal course of business, certain of our products. Historically, Morgan Stanley and Capital Group International were entitled to a 15% discount on certain of our products and Capital Group International was entitled to most favored nation treatment in certain circumstances. Capital Group International receives this 15% discount with respect to one of its contracts with us, which terminates on August 31, 2009. Morgan Stanley does not receive this 15% discount under any of its outstanding contracts with the Company, but it does receive discounts consistent with those available to comparable clients. Although Morgan Stanley and Capital Group International will not be entitled to the historic 15% discount on contracts entered into after completion of this offering, in the course of renegotiating their contracts upon termination, they may receive a discount similar to those available to comparable clients. Revenues we recognized from subscription to our products by related parties for the fiscal years ended November 30, 2004, 2005 and 2006 and the nine months ended August 31, 2007 are set forth below (amounts in thousands):

	For the Fiscal Year Ended November 30,			For the Nine Months Ended August 31,
	2004	2005	2006	2007
Morgan Stanley and its affiliates	$12,690	$12,783	$13,971	$9,001
Capital Group International and its affiliates	1,050	1,092	1,617	1,300

Total	$13,740	$13,875	$15,588	$10,301

Administrative Support Services

As a majority-owned subsidiary of Morgan Stanley, we have relied on it to provide a number of services relating to office space, equipment and staff services. Morgan Stanley charges us for these services based on fully loaded cost (i.e., allocated direct costs of providing services, plus all related overhead and out-of-pocket costs and expenses). The charges for services provided by Morgan Stanley and its affiliates for the fiscal years ended November 30, 2004, 2005 and 2006 and the nine months ended August 31, 2007 were approximately $29.2 million, $20.0 million, $23.1 million and $19.8 million, respectively.

We will enter into a services agreement with Morgan Stanley prior to the completion of this offering pursuant to which Morgan Stanley and its affiliates will agree to continue to provide us with services after this offering, including certain human resources, information technology, accounting, legal and compliance, tax, office space leasing, corporate services, treasury and other services for so long as Morgan Stanley owns more than 50% of our outstanding common stock and for periods, varying for different services, of up to 12 months thereafter. It is expected that payment for these services will be determined using an internal cost allocation methodology based on fully loaded cost (i.e., allocated direct costs of providing services, plus all related overhead and out-of-pocket costs and expenses).

Morgan Stanley Cash Management Program

Historically we have been part of the corporate-wide cash management program of Morgan Stanley. Pursuant to the cash management program our excess funds are deposited with Morgan Stanley. Morgan Stanley pays us interest at its internal prevailing rates on the cash deposits and receivables due from Morgan Stanley affiliates. The receivable amounts are unsecured. As of November 30, 2004, 2005 and 2006 and August 31, 2007, excess funds deposited with Morgan Stanley were approximately $98.9 million, $252.9 million, $330.2 million and $51.8 million, respectively. Receivables due from Morgan Stanley affiliates as of November 30, 2004, 2005 and 2006 and August 31, 2007 were approximately $6.3 million, $14.0 million, $37.8 million and $4.4 million, respectively. Interest earned on both cash on deposit with Morgan Stanley and receivables due from Morgan Stanley affiliates for the years ended November 30, 2004, 2005 and 2006 and the nine months ended August 31, 2007 totaled approximately $1.2 million, $8.7 million, $15.3 million and $11.6 million, respectively.

Payables

Payables owed to Morgan Stanley for these administrative support services and income taxes are unsecured, bear interest at Morgan Stanley’s internal prevailing rates and are payable on demand. Amounts payable to Morgan Stanley for administrative support services and income taxes as of November 30, 2004, 2005 and 2006 and August 31, 2007 were approximately $16.7 million, $70.2 million, $64.7 million and $12.4 million, respectively. As of August 31, 2007, notes payable to Morgan Stanley were $625.9 million. Interest expense on these payables for the fiscal years ended November 30, 2004, 2005 and 2006 and the nine-month period ended August 31, 2007 was approximately $0.2 million, $1.8 million, $0.3 million and $1.6 million, respectively.

Barra Contribution

On June 3, 2004, Morgan Stanley completed the acquisition of Barra. On December 1, 2004, Morgan Stanley contributed its ownership interest in Barra to us in exchange for 19,323 shares of our common stock, raising its interest in us to 96.6%.

Tax Sharing Agreement

Prior to the completion of this offering, we have filed federal income tax returns and certain other income tax returns with Morgan Stanley on a consolidated, combined or unitary basis. Prior to completion of this offering, we will enter into a tax sharing agreement with Morgan Stanley setting forth the rights and obligations of Morgan Stanley and us with respect to federal and other income taxes for periods, including periods after the completion of this offering, if any, in which we file returns on a consolidated, combined or unitary basis with Morgan Stanley. Under the terms of the tax sharing agreement, we will be liable for a portion of the consolidated, combined or unitary tax liability, including any liability resulting from adjustments on audit, based on what our liability would have been, as determined by Morgan Stanley, had we and our subsidiaries been a taxable group separate from the Morgan Stanley consolidated group. For a more complete description of the tax sharing agreement see “Arrangements Between Morgan Stanley and Us—Tax Sharing Agreement.” In addition, we will provide Morgan Stanley with a covenant in the tax sharing agreement that if Morgan Stanley distributes our common stock to its shareholders or securityholders in a transaction intended to qualify as a Tax-Free Spin-Off, we will provide customary representations, covenants and indemnities to Morgan Stanley (to the extent not otherwise already provided in the tax sharing agreement), including indemnifying Morgan Stanley for any taxes resulting from such transaction failing to qualify as a Tax-Free Spin-Off (or as a similar transaction under state law) as a result of any action taken by any member of our separate taxable group.

Shareholder Agreement

Prior to the completion of this offering, we will enter into a shareholder agreement with Morgan Stanley under which we will grant to Morgan Stanley Options to purchase, under certain circumstances, additional shares of class B common stock or shares of our nonvoting capital stock to the extent necessary to maintain its ability to effect a Tax-Free Spin-Off, which is, with respect to the class B common stock Option, 80% of the total voting power of our stock and 50% of the total value of our stock and is, with respect to the nonvoting capital stock Option, 80% of each outstanding class of such stock. The shareholder agreement will further provide Morgan Stanley with certain registration rights relating to shares of our outstanding class B common stock held by Morgan Stanley after this offering. We will also agree to indemnify Morgan Stanley with respect to liabilities (including tax liabilities) resulting from our breach of the shareholder agreement, which could include damages to Morgan Stanley resulting from the loss of its ability to effect a Tax-Free Spin-Off. For a more complete description of the shareholder agreement, see “Arrangements Between Morgan Stanley and Us—Shareholder Agreement.”

PRINCIPAL SHAREHOLDERS

Currently, Morgan Stanley owns 28,323 shares or 96.6% of the outstanding shares of our common stock. Upon completion of this offering, Morgan Stanley will beneficially own 96.6% of the outstanding shares of our class B common stock, which will represent approximately 93.47% of the combined voting power of all classes of our voting stock (93.02% if the underwriters’ over-allotment option is exercised in full). The remaining 1,000 shares or 3.4% of the outstanding shares of our common stock are owned by Capital Group International.

The principal executive offices of Morgan Stanley are located at 1585 Broadway, New York, New York 10036.

For each of the persons listed below, the following is their beneficial ownership of shares of common stock of Morgan Stanley as of September 30, 2007.

In accordance with the rules of the SEC, beneficial ownership includes voting or investment power with respect to securities and includes the shares issuable pursuant to stock options that are exercisable within 60 days of September 30, 2007. Shares issuable pursuant to stock options are deemed outstanding for computing the percentage of the person holding such options but are not outstanding for computing the percentage of any other person. The percentage of beneficial ownership for the following table is based on 1,051,690,047 shares of common stock of Morgan Stanley, par value $0.01, outstanding as of May 31, 2007. Unless otherwise indicated, the address for each listed stockholder is: c/o MSCI Inc., 88 Pine Street, New York, NY, 10005. To our knowledge, except as indicated in the footnotes to this table and pursuant to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all shares of common stock.

	Shares of Morgan Stanley Common Stock Beneficially Owned Before and After the Offering
Name of Beneficial Owner	Number	Percent
Henry A. Fernandez(1)	309,220	*
David C. Brierwood(2)	373,911	*
Michael K. Neborak(3)	18,362	*
C.D. Baer Pettit(4)	17,968	*
Gary Retelny(5)	12,600	*
Kenneth M. deRegt(6)	156,788	*
James P. Gorman(7)	947,924	*
Jerker M. Johansson(8)	918,051	*
Linda H. Riefler(9)	89,895	*
David H. Sidwell(10)	657,543	*
All current directors and executive officers as a group (10 persons)	3,502,262	*

*	Less than one percent (1%).

(1)	Includes beneficial ownership of 139,036 shares of common stock for which Mr. Fernandez holds options exercisable on or within 60 days of September 30, 2007 and 89,461 units held as of September 30, 2007.
(2)	Includes beneficial ownership of 131,312 shares of common stock for which Mr. Brierwood holds options exercisable on or within 60 days of September 30, 2007 and 63,114 units held as of September 30, 2007.
(3)	Includes beneficial ownership of 14,478 shares of common stock for which Mr. Neborak holds options exercisable on or within 60 days of September 30, 2007 and 3,884 units held as of September 30, 2007.
(4)	Includes beneficial ownership of 5,811 shares of common stock for which Mr. Pettit holds options exercisable on or within 60 days of September 30, 2007 and 11,014 units held as of September 30, 2007.

(5)	Includes beneficial ownership of 6,080 units held as of September 30, 2007.
(6)	Includes beneficial ownership of 156,788 shares of common stock for which Mr. deRegt holds options exercisable on or within 60 days of September 30, 2007.
(7)	Includes beneficial ownership of 354,986 shares of common stock for which Mr. Gorman holds options exercisable on or within 60 days of September 30, 2007 and 587,962 units held as of September 30, 2007.
(8)	Includes beneficial ownership of 377,448 shares of common stock for which Mr. Johansson holds options exercisable on or within 60 days of September 30, 2007 and 508,235 units held as of September 30, 2007.
(9)	Includes beneficial ownership of 37,620 shares of common stock for which Ms. Riefler holds options exercisable on or within 60 days of September 30, 2007 and 42,199 units held as of September 30, 2007.
(10)	Includes beneficial ownership of 45,392 shares of common stock for which Mr. Sidwell holds options exercisable on or within 60 days of September 30, 2007 and 611,903 units held as of September 30, 2007.

DESCRIPTION OF CAPITAL STOCK

The following descriptions are summaries of the material terms of our Amended and Restated Certificate of Incorporation and By-laws. Reference is made to the more detailed provisions of, and the descriptions are qualified in their entirety by reference to, the Amended and Restated Certificate of Incorporation and By-laws, copies of which are filed with the SEC as exhibits to the registration statement of which this prospectus is a part, and applicable law.

Reclassification

Prior to this offering, we had one class of common stock and no preferred stock outstanding. In accordance with the terms of our Amended and Restated Certificate of Incorporation, which will become effective immediately prior to the consummation of this offering, each share of our outstanding common stock will be reclassified automatically and without any action on the part of the holders of those shares into 2,861.235208 shares of our class B common stock. In addition, immediately prior to the consummation of this offering, we will increase our total authorized number of shares of capital stock, and amend our certificate of incorporation and By-laws as described below. Except where otherwise noted, the description of the terms of our charter documents below reflects the terms of those documents as they will be following the Reclassification. The historical data presented in the accompanying financial statements have not been adjusted to give retroactive effect to the Reclassification.

In this offering, we are selling shares of class A common stock, which generally will have fewer votes per share than our class B common stock. The holders of class A common stock are entitled to one vote per share while holders of class B common stock are generally entitled to five votes per share on matters to be voted on by shareholders. Under the terms of our Amended and Restated Certificate of Incorporation, one of the features of the class B common stock will be that before a Tax-Free Spin-Off (as described below under “—Common Stock—Conversion”), shares of class B common stock can only be transferred to Morgan Stanley, Capital Group International or their subsidiaries or affiliates, and that any other transfer of such shares prior to a Tax-Free Spin-Off will result in the automatic conversion of those shares into an equal number of shares of class A common stock without any action by the transferor or transferee. In addition, under the Amended and Restated Certificate of Incorporation, prior to a Tax-Free Spin-Off, any holder of shares of class B common stock will have the right to convert those shares into an equal number of shares of class A common stock. Following a Tax-Free Spin-Off, shares of class B common stock will not be convertible into shares of class A common stock. See “—Common Stock—Conversion” below.

Following the offering, our authorized capital stock will consist of 500,000,000 shares of class A common stock, 250,000,000 shares of class B common stock, of which 14,000,000 shares of class A common stock and 83,900,000 shares of class B common stock are expected to be outstanding (assuming that the underwriters do not exercise their over-allotment option). If the underwriters exercise their option in full, we expect 16,100,000 shares of class A common stock and 83,900,000 shares of class B common stock to be outstanding.

General

Our authorized capital stock will consist of 850,000,000 shares of stock, of which: (i) 500,000,000 shares will be designated as class A common stock, par value $0.01 per share; (ii) 250,000,000 shares will be designated as class B common stock, par value $0.01 per share and (iii) 100,000,000 shares will be designated as preferred stock, par value $0.01 per share. As of August 31, 2007, without giving retroactive effect to the Reclassification, there were two holders of record of common stock, who collectively held about 29,323 shares of common stock. Each of these shares will be reclassified into 2,861.235208 shares of class B common stock as described above under “—Reclassification.” There will be 14,000,000 shares of class A common stock and 83,900,000 shares of class B common stock outstanding after giving effect to the sale of the shares of class A common stock offered hereby (assuming that the underwriters do not exercise their over-allotment option) and the Reclassification of common stock into class B common stock as described above under “—Reclassification.” Each of the class A common stock and class B common stock constitutes a series of common stock under the DGCL. A description of the material terms and provisions of our Amended and Restated Certificate of Incorporation affecting the relative rights of the class A common stock, the class B common stock and any preferred stock is set forth below.

Common Stock

Voting Rights

Except as provided by statute or resolution of our Board of Directors in connection with the issuance of preferred stock in accordance with our Amended and Restated Certificate of Incorporation, holders of the common stock have the sole right and power to vote on all matters on which a vote of shareholders is to be taken. The holders of class A common stock and class B common stock generally have identical rights, except that holders of class A common stock are entitled to one vote per share while holders of class B common stock are generally entitled to five votes per share on matters to be voted on by shareholders, with certain exceptions as provided by our Amended and Restated Certificate of Incorporation. For example, for purposes of approving a merger or consolidation, a sale of all or substantially all of our assets or a dissolution, each share of both class A common stock and class B common stock will have one vote only. Generally, the holders of a majority of the voting power of all classes of voting stock, in person or by proxy, shall constitute a quorum at a meeting of shareholders. Except when amending or altering any provision of our Amended and Restated Certificate of Incorporation or By-laws so as to adversely affect the rights of one class or as otherwise required by Delaware law, matters to be voted on by shareholders must be approved by a majority of all votes cast on the matter by the holders of class A common stock and class B common stock voting as a single class at a meeting at which a quorum is present, subject to any voting rights granted to holders of any outstanding shares of preferred stock.

Dividends

We intend to retain all available funds for the operation and expansion of our business and do not anticipate paying regular quarterly dividends on the class A common stock or class B common stock for the foreseeable future. Subject to preferences that may be applicable to any outstanding preferred stock, the holders of common stock are entitled to receive ratably any dividends declared from time to time by the Board of Directors out of funds legally available therefor. See “Dividend Policy.”

Conversion

Before a Tax-Free Spin-Off, each share of class B common stock is convertible at the option of the holder into one share of class A common stock, and any share of class B common stock transferred to a person other than Morgan Stanley, Capital Group International or their subsidiaries or affiliates will automatically be converted into a share of class A common stock.

Following any distribution of class B common stock to shareholders or securityholders of Morgan Stanley in a Tax-Free Spin-Off, shares of class B common stock will no longer be convertible into shares of class A common stock. Shares of class B common stock transferred to shareholders or securityholders of Morgan Stanley in a Tax-Free Spin-Off will not be converted into shares of class A common stock and, following a Tax-Free Spin-Off, shares of class B common stock will be transferable as class B common stock, subject to applicable laws.

Other Rights

In the event of any reorganization of us or a merger or share exchange of us with another corporation in which shares of our common stock are converted into or exchangeable for shares of stock, other securities or property, including cash, all holders of our common stock, regardless of class, will be entitled to receive with respect to each share held the same kind and amount of shares of stock and other securities and property, including cash.

In the event of liquidation, dissolution or winding up of us, the holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities, subject to prior distribution rights of preferred stock, if any, then outstanding. There are no redemption or sinking fund provisions applicable to the common stock. All outstanding shares of common stock are fully paid and non-assessable, and the shares of class A common stock to be issued upon completion of this offering will be fully paid and non-assessable.

Preferred Stock

The Board of Directors has the authority to issue 100,000,000 shares of preferred stock in one or more series and to fix the rights, preferences, privileges and restrictions thereof, including dividend rights, dividend dates, conversion rights, voting rights, terms of redemption, redemption prices, liquidation preferences and the number of shares constituting any series or the designation of such series, without further vote or action by the shareholders. The issuance of preferred stock may have the effect of delaying, deferring or preventing a change in control of us without further action by the shareholders and may adversely affect the voting and other rights of the holders of common stock. At present, we have no plans to issue any preferred stock.

Certain Amended and Restated Certificate of Incorporation and By-Law Provisions

Opt-Out of Section 203 of the DGCL

We have expressly elected not to be governed by the “business combination” provisions of Section 203 of the DGCL until such time as Morgan Stanley and its affiliates, in the aggregate, own less than 50% of the aggregate voting power of our outstanding voting stock, after which we will be governed by those provisions. Section 203 prohibits a person who acquires more than 15% but less than 85% of all classes of our outstanding voting stock without the approval of our Board of Directors from merging or combining with us for a period of three years, unless the merger or combination is approved by a two-thirds vote of the shares not owned by such person. These provisions would apply even if the proposed merger or acquisition could be considered beneficial by some shareholders.

Requirements for Advance Notification of Shareholder Nominations and Proposals

Our Amended and Restated By-laws establish advance notice procedures with respect to shareholder proposals and nomination of candidates for election as directors.

Limits on Written Consents

Prior to a transaction or series of transactions which results in Morgan Stanley and its affiliates, in the aggregate, owning less than 50% of the aggregate voting power of our outstanding voting stock, the shareholders may amend our Amended and Restated Certificate of Incorporation in any manner as permitted by the DGCL.

Following Morgan Stanley and its affiliates, in the aggregate, owning less than 50% of the aggregate voting power of our outstanding voting stock, any action required or permitted to be taken by the shareholders must be effected at a duly called annual or special meeting of shareholders and may not be effected by any consent in writing in lieu of a meeting of such shareholders, subject to the rights of the holders of any series of preferred stock.

Limits on Special Meetings

Special meetings of the shareholders may be called at any time only by the secretary at the direction of the Board of Directors pursuant to a resolution adopted by the Board of Directors.

Corporate Opportunities

Our Amended and Restated Certificate of Incorporation provides that we renounce any interest in the business opportunities of Morgan Stanley and of our directors who are affiliated with Morgan Stanley, other than directors employed by us, and that neither our directors affiliated with Morgan Stanley, other than directors employed by us, nor Morgan Stanley have any obligation to offer us those opportunities. Morgan Stanley and any of our directors who are affiliated with it other than directors employed by us may, in the past, present or future, carry out and engage in any and all activities associated with any business, including, without limitation, principal investments and underwriting (including investments in and underwriting of, securities of entities directly or indirectly involved in any aspect of the financial services industry, including, without limitation, our direct competitors), trading, brokerage, agency, financing, derivatives, foreign exchange and asset management activities. Morgan Stanley and any of our directors affiliated with Morgan Stanley, other than directors employed by us, may (i) purchase and hold long or short positions, otherwise make investments, trade or otherwise effect transactions, for their own account or the account of their clients, in the debt or equity securities or loans of entities that may directly or indirectly compete with any or all of our business; and (ii) provide financial advice to our direct and indirect competitors.

Amendments to our Governing Documents

Generally, the amendment of our Amended and Restated Certificate of Incorporation requires approval by our Board of Directors and a majority vote of shareholders. Any amendment to our By-laws requires the approval of either a majority of our Board of Directors or holders of at least 80% of the votes entitled to be cast by the outstanding capital stock in the election of our Board of Directors.

Listing

Our class A common stock has been approved for listing on the New York Stock Exchange under the symbol “MXB.”

Transfer Agent and Registrar

The Transfer Agent and Registrar for the common stock is Mellon Investor Services LLC.

MATERIAL U.S. FEDERAL TAX CONSIDERATIONS FOR

NON-U.S. HOLDERS OF CLASS A COMMON STOCK

The following discussion is a summary of the material U.S. federal income and estate tax considerations that may be relevant to you if you become a beneficial owner of our class A common stock and you are not a citizen or resident of the United States, a U.S. domestic corporation, or a person that would otherwise be subject to U.S. federal income tax on a net income basis in respect of such common stock. The summary deals only with shares of class A common stock that will be held as capital assets and does not purport to deal with all possible tax consequences of purchasing, owning, and disposing of our class A common stock. In particular, the summary does not address the tax consequences that may be applicable to persons in special tax situations, including persons that will hold shares of our common stock in connection with a U.S. trade or business or a U.S. permanent establishment or persons who hold more than 5% of our common stock. You should consult your own tax advisers about the tax consequences of the purchase, ownership, and disposition of our class A common stock in light of your own particular circumstances, including the tax consequences under state, local, foreign, and other tax laws and the possible effects of any changes in applicable tax laws.

Dividends

Any dividends that you receive with respect to our class A common stock will be subject to U.S. federal withholding tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. In order to claim the benefits of an income tax treaty, you will generally be required to provide a certification of your entitlement to treaty benefits on IRS Form W–8BEN.

Sale, Exchange, or other Disposition

Any gain that you realize upon a sale, exchange, or other disposition of our class A common stock will generally not be subject to U.S. federal income tax unless you are an individual who is present in the United States for 183 days or more in the taxable year of the disposition and certain other conditions are met.

Estate Tax

If you are an individual, shares of our class A common stock that you own or are treated as owning at the time of your death will be included in your gross estate for U.S. federal estate tax purposes and may be subject to U.S. federal estate tax unless an applicable estate tax treaty otherwise provides.

Backup Withholding

In general, you will not be subject to any U.S. federal backup withholding tax on dividends that you receive with respect to our class A common stock if you provide a certification of your status as a non-U.S. person on IRS Form W-8BEN or otherwise establish an exemption. In addition, no backup withholding will generally be required with respect to the proceeds of a sale of our class A common stock that you make within the United States or through certain U.S. and U.S.-related financial intermediaries if the payor receives such a certification or you otherwise establish an exemption. If you do not provide a certification of your status as a non-U.S. person on IRS Form W-8BEN or otherwise establish an exemption, U.S. federal backup withholding tax will apply to such dividends and sales proceeds. The amount of any backup withholding from a payment to you will be allowed as a credit against your U.S. federal income tax liability and may entitle you to a refund, provided that the required information is timely furnished to the IRS.

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no market for our common stock. Future sales of substantial amounts of our common stock in the public market could adversely affect the prevailing market price of our class A common stock from time to time. Furthermore, because only a limited number of shares will be available for sale shortly after this offering due to existing contractual and legal restrictions on resale as described below, there may be sales of substantial amounts of our common stock in the public market after the restrictions lapse. This may adversely affect the prevailing market price of our class A common stock and our ability to raise equity capital in the future.

Upon completion of this offering, we will have 14,000,000 shares of class A common stock outstanding (16,100,000 shares if the underwriters’ over-allotment option is exercised in full) and 83,900,000 shares of class B common stock outstanding. The 14,000,000 shares, or 16,100,000 shares if the underwriters exercise their over-allotment option in full, sold in this offering will be freely transferable without restriction or registration under the Securities Act, except for any shares purchased by one of our existing “affiliates,” as that term is defined in Rule 144 under the Securities Act, and shares purchased by our directors, executive officers, employees and business associates in the directed share program described below and in “Underwriters—Directed Share Program.” The 83,900,000 shares of class B common stock owned by Morgan Stanley and Capital Group International are restricted shares. Restricted shares may be sold in the public market only if registered or if they qualify for an exemption from registration under Rules 144 or 701 under the Securities Act. As a result of the contractual 180-day lock-up period described below and the provisions of Rules 144 and 701, these shares will be available for sale in the public market as follows:

Days or date after date of this prospectus	Shares eligible for sale	Comment
Upon effectiveness	—	Shares sold in the offering
Upon effectiveness	—	Freely tradable shares saleable under Rule 144(k) that are not subject to the lock-up
180 days	83,900,000	Lock-ups released, subject to extension; shares saleable under Rules 144 and 701

Morgan Stanley has indicated to us that it may, in its discretion, sell all or a portion of its ownership interest in us or may completely divest its ownership in us through a distribution of shares of our common stock to shareholders of Morgan Stanley, including a potential distribution intended to qualify as a Tax-Free Spin-Off. Morgan Stanley has indicated to us that no decision has been made at this time and that any definitive decision by Morgan Stanley to ultimately reduce its beneficial ownership interest in us will be made in the future on the basis of all of the circumstances existing at such time, including the effect of any such reduction on Morgan Stanley, the needs and performance of Morgan Stanley, our performance, stock market conditions and other factors. Morgan Stanley and Capital Group International are not subject to any obligation, contractual or otherwise, to retain their ownership interest in us, except for the “lock-up” agreement described below. As a result, there can be no assurance concerning the period of time during which Morgan Stanley will maintain its ownership of our common stock following this offering. Beneficial ownership of at least 80% of the total voting power of our stock and 80% of the total value of our stock is required in order for Morgan Stanley to continue to include us in its consolidated group for federal tax purposes and ownership of at least 80% of the total voting power of our stock, 50% of the total value of our stock and 80% of each class of nonvoting capital stock is required in order for Morgan Stanley to be able to effect a Tax-Free Spin-Off of us.

In addition, at our request, Morgan Stanley & Co. Incorporated has reserved up to 1,400,000 shares of the 14,000,000 shares of class A common stock offered for sale pursuant to this prospectus for sale to some of our independent directors, executive officers, employees and certain other persons associated with us in a directed share program. Any of these directed shares purchased by our independent directors, executive officers, employees and certain other persons associated with us will be subject to a 180-day lock-up restriction.

Accordingly, the number of shares freely transferable upon completion of this offering will be reduced by the number of directed shares purchased by our directors, executive officers, employees and business associates, and there will be a corresponding increase in the number of shares that become eligible for sale after 180 days from the date of this prospectus.

Rule 144

In general, under Rule 144 as currently in effect, beginning 90 days after this offering, a person, or persons whose shares are aggregated, who owns shares that were purchased from us, or any affiliate, at least one year previously, is entitled to sell within any three-month period a number of shares that does not exceed the greater of 1% of our then-outstanding shares of common stock, which will equal approximately 140,000 shares, in the case of class A common stock, and 839,000 shares, in the case of class B common stock, or the average weekly trading volume of our common stock on the New York Stock Exchange during the four calendar weeks preceding the filing of a notice of the sale on Form 144. Sales under Rule 144 are also subject to manner of sale provisions, notice requirements and the availability of current public information about us. We are unable to estimate the number of shares that will be sold under Rule 144 since this will depend on the market price for our common stock, the personal circumstances of the shareholder and other factors. The SEC has a proposal pending to shorten the one year holding period to six months.

Rule 144(k)

Under Rule 144(k), a person who is not deemed to have been one of our affiliates at any time during the three months preceding a sale, and who owns shares within the definition of “restricted securities” under Rule 144 that were purchased from us, or any affiliate, at least two years previously, would be entitled to sell shares under Rule 144(k) without regard to the volume limitations, manner of sale provisions, public information requirements or notice requirements described above. The Securities and Exchange Commission has a proposal pending to shorten the two year holding period to six months.

Rule 701

In general, under Rule 701, any of our employees, directors, officers, consultants or advisors who purchases shares from us in connection with a compensatory stock or option plan or other written agreement before the effective date of this offering is entitled to resell such shares 90 days after the effective date of this offering in reliance on Rule 144, without having to comply with the holding period requirements or certain other restrictions contained in Rule 144.

The SEC has indicated that Rule 701 will apply to typical stock options granted by an issuer before it becomes subject to the reporting requirements of the Exchange Act, along with the shares acquired upon exercise of such options, including exercises after the date of this prospectus. Securities issued in reliance on Rule 701 are restricted securities and, subject to the contractual restrictions described below, beginning 90 days after the date of this prospectus, may be sold by persons other than “affiliates,” as defined in Rule 144, subject only to the manner of sale provisions of Rule 144 and by “affiliates” under Rule 144 without compliance with its one-year minimum holding period requirement.

Registration Rights

The shareholder agreement will provide Morgan Stanley with certain registration rights relating to shares of our outstanding common stock held by Morgan Stanley after this offering. Subject to certain limitations, Morgan Stanley and its transferees may require us to register under the Securities Act, all or any portion of the common stock, a so-called “demand request.” Additionally, Morgan Stanley and its transferees have so-called “piggyback” registration rights, which means that Morgan Stanley and its transferees may include their respective shares in any future registrations of our equity securities, whether or not that registration relates to a primary offering by us or a secondary offering by or on behalf of any of our shareholders. The demand registration rights and piggyback registrations are each subject to market cutback exceptions. See “Arrangements Between Morgan Stanley and Us—Shareholder Agreement.”

Stock Options

In connection with this offering, we are granting 2,116,252 of our stock options and 2,900,162 shares of our restricted stock units to our employees and service providers. We intend to file a registration statement under the Securities Act covering all shares of common stock subject to outstanding options or issuable pursuant to our Incentive Plan. Shares registered under this registration statement will be available for sale in the open market, subject to Rule 144 volume limitations applicable to affiliates, vesting restrictions with us or the contractual restrictions described below.

Lock-up Agreements

We, our executive officers, certain of our directors and Morgan Stanley and Capital Group International have agreed, subject to limited exceptions, not to offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, or enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of any shares of common stock or any securities convertible into or exercisable or exchangeable for shares of our common stock for a period of 180 days after the date of this prospectus, without the prior written consent of Morgan Stanley & Co. Incorporated.

PLAN OF DISTRIBUTION

This prospectus is to be used by Morgan Stanley & Co. Incorporated in connection with agency transactions involving shares of our class A common stock to be effected from time to time after the completion of our initial public offering. Morgan Stanley & Co. Incorporated may act as agent for one or both counterparties and may receive compensation in the form of commissions, including from both counterparties when it acts as agent for both. Such sales will be made at prevailing market prices at the time of sale, at prices related thereto or at negotiated prices.

We and Morgan Stanley will enter into a shareholder agreement with respect to this prospectus. See “Arrangements Between Morgan Stanley and Us—Shareholder Agreement.” Under such agreement, we will agree to bear all registration expenses incurred under such agreement, and we will agree to indemnify Morgan Stanley and its affiliates against certain liabilities, including liabilities under the Securities Act.

Morgan Stanley currently owns approximately 96.6% of the outstanding shares of our common stock. See “Arrangements Between Morgan Stanley and Us.” On the date of this prospectus, we entered into a new $500.0 million credit facility with Morgan Stanley Senior Funding, Inc. and Bank of America, N.A. as agents for a syndicate of lenders. Simultaneously with the completion of this offering, we intend to borrow $425.0 million (the full amount of the term loans) under the new credit facility and use the net proceeds from the borrowing together with, to the extent necessary, our available cash to pay the balance of the $625.9 million demand note held by Morgan Stanley. See “Arrangements Between Morgan Stanley and Us—Credit Facility.” We have engaged an affiliate of Morgan Stanley & Co. Incorporated and Banc of America Securities LLC as joint lead arrangers for the credit facility.

VALIDITY OF CLASS A COMMON STOCK

The validity of the issuance of the shares of class A common stock offered hereby will be passed upon for us by Davis Polk & Wardwell, New York, New York and by Cleary Gottlieb Steen & Hamilton LLP, New York, New York, for the underwriters.

EXPERTS

The consolidated financial statements as of November 30, 2006 and 2005 and for each of the three fiscal years in the period ended November 30, 2006, and the consolidated financial statements as of and for the six months ended May 31, 2007, included in this prospectus have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report dated July 31, 2007 (October 10, 2007 as to the effects of the restatement discussed in Note 20 and October 24, 2007 as to the share reclassification described in Note 19) relating to the consolidated financial statements as of November 30, 2006 and 2005 and for each of the three fiscal years in the period ended November 30, 2006 (which report expresses an unqualified opinion and includes an explanatory paragraph relating to the restatement discussed in Note 20), and their report dated October 10, 2007 (October 24, 2007 as to the share reclassification described in Note 17) relating to the consolidated financial statements as of and for the six months ended May 31, 2007 (which report expresses an unqualified opinion and includes an explanatory paragraph relating to the restatement discussed in Note 18), appearing herein and elsewhere in the registration statement, and have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC, Washington, D.C. 20549, a registration statement on Form S-1 under the Securities Act with respect to the common stock offered hereby. This prospectus does not contain all of the information set forth in the registration statement and the exhibits and schedules thereto. For further information with respect to us and our common stock, reference is made to the registration statement and the exhibits and any schedules filed therewith. Statements contained in this prospectus as to the contents of any contract or other document referred to are not necessarily complete and in each instance, if such contract or document is filed as an exhibit, reference is made to the copy of such contract or other document filed as an exhibit to the registration statement, each statement being qualified in all respects by such reference. A copy of the registration statement, including the exhibits and schedules thereto, may be read and copied at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Information on the operation of the Public Reference Room may be obtained by calling the SEC at 1-800-SEC-0330. In addition, the SEC maintains an Internet website that contains reports, proxy statements and other information about issuers, like us, that file electronically with the SEC. The address of that site is www.sec.gov.

As a result of the offering, we will become subject to the full informational requirements of the Exchange Act. We will fulfill our obligations with respect to such requirements by filing periodic reports and other information with the SEC. We intend to furnish our shareholders with annual reports containing consolidated financial statements certified by an independent public accounting firm. We also maintain an Internet site at www.mscibarra.com. Our website and the information contained therein or connected thereto shall not be deemed to be incorporated into this prospectus or the registration statement of which it forms a part.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

MSCI Inc.

We have audited the accompanying consolidated statements of financial condition of MSCI Inc. and subsidiaries (the “Company”) as of November 30, 2005 and 2006, and the related consolidated statements of income, comprehensive income, shareholders’ equity, and cash flows for each of the three years in the period ended November 30, 2006. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of MSCI Inc. and subsidiaries at November 30, 2005 and 2006, and the results of their operations and their cash flows for each of the three years in the period ended November 30, 2006, in conformity with accounting principles generally accepted in the United States of America.

As described in Note 20 to the consolidated financial statements, the accompanying consolidated financial statements as of November 30, 2005 and 2006 and for each of the three years in the period ended November 30, 2006 have been restated.

/s/  Deloitte & Touche LLP

New York, New York

July 31, 2007 (October 10, 2007 as to the effects of the restatement discussed in Note 20 and October 24, 2007 as to the share reclassification described in Note 19)

MSCI Inc.

CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION

	As of November 30,
	2005 (as restated)	2006 (as restated)	2006 Pro Forma(1) (unaudited)
	(in thousands, except share and per share data)
ASSETS
Current assets
Cash and cash equivalents	$23,411	$24,362	$2,263
Cash deposited with related parties	252,882	330,231	33,702
Trade receivables (net of allowances of $1,078 and $1,588 at November 30, 2005 and 2006, respectively)	74,765	62,337	62,337
Due from related parties	13,988	37,838	37,838
Deferred taxes	3,306	3,886	3,886
Prepaid and other assets	1,333	3,552	3,552

Total current assets	369,685	462,206	143,578
Property, equipment and leasehold improvements, (net of accumulated depreciation of $8,430 and $11,929 at November 30, 2005 and 2006, respectively)	6,250	5,186	5,186
Investments in unconsolidated companies	3,045	3,000	3,000
Goodwill	441,623	441,623	441,623
Intangible assets (net of accumulated amortization of $42,034 and $68,190 at November 30, 2005 and 2006, respectively)	226,916	200,760	200,760

Total assets	$1,047,519	$1,112,775	$794,147

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Payable to related parties	$70,242	$64,676	$64,676
Note payable			425,000
Income taxes payable	8,023	1,013	1,013
Accrued compensation and related benefits	31,387	46,115	46,115
Other accrued liabilities	17,184	6,810	6,810
Deferred revenue	87,952	102,368	102,368

Total current liabilities	214,788	220,982	645,982
Deferred taxes	75,514	66,081	66,081

Total liabilities	290,302	287,063	712,063

Commitments and contingencies (See Notes 13 and 18)
Shareholders’ Equity
Common stock, $1.00 per value (40,000 shares authorized, 29,323 shares issued and outstanding)	29	29	—
Class A common stock, $0.01 par value (500,000,000 shares authorized, 14,000,000 issued and outstanding)	—	—	140
Class B common stock, $0.01 par value (250,000,000 shares authorized, 83,900,000 issued and outstanding)	—	—	839
Additional paid in capital	649,884	649,884	228,422
Retained earnings (accumulated deficit)	109,676	176,121	(146,995)
Accumulated other comprehensive (loss)	(2,372)	(322)	(322)

Total shareholders’ equity (deficit)	757,217	825,712	82,084

Total liabilities and shareholders’ equity (deficit)	$1,047,519	$1,112,775	$794,147

(1)	See note 22 for a description of the pro forma adjustments.

See Notes to Consolidated Financial Statements.

MSCI Inc.

CONSOLIDATED STATEMENTS OF INCOME

	For the Fiscal Year Ended November 30,
	2004 (as restated)	2005 (as restated)	2006 (as restated)
	(in thousands, except per share data)
Operating revenues(1)	$178,446	$278,474	$310,698
Cost of services(1)	86,432	106,598	115,426
Selling, general and administrative(1)	47,099	70,220	85,820
Amortization of intangible assets	14,910	28,031	26,156

Total operating expenses	148,441	204,849	227,402

Operating income	30,005	73,625	83,296
Interest income(1)	1,250	8,738	15,482
Interest expense(1)	624	1,864	352
Other income (loss)	(13)	398	1,043

Interest and other income, net.	613	7,272	16,173
Income before provision for income taxes, discontinued operations and cumulative effect of change in accounting principle	30,618	80,897	99,469
Provision for income taxes	9,711	30,449	36,097

Income before discontinued operations and cumulative effect of change in accounting principle	20,907	50,448	63,372
Discontinued operations:
Income (loss) from discontinued operations(1)	(84)	5,847	12,699
Provision (benefit) for incomes taxes on discontinued operations	(30)	2,054	4,626

Income (loss) from discontinued operations	(54)	3,793	8,073

Income before cumulative effect of change in accounting principle	20,853	54,241	71,445
Cumulative effect of change in accounting principle	—	313	—

Net income	$20,853	$54,554	$71,445

Earnings (loss) per basic common share(2):
Continuing operations	$0.37	$0.60	$0.76
Discontinued operations	0.00	0.05	0.10
Cumulative effect of change in accounting principle	—	0.00	—

Earnings (loss) per basic common share	$0.37	$0.65	$0.86

Earnings (loss) per diluted common share(2):
Continuing operations	$0.37	$0.60	$0.76
Discontinued operations	0.00	0.05	0.10
Cumulative effect of change in accounting principle	—	0.00	—

Earnings (loss) per diluted common share	$0.37	$0.65	$0.86

Weighted average shares outstanding used in computing earnings (loss) per share(2)
Basic	56,256	83,900	83,900

Diluted	56,256	83,900	83,900

PRO FORMA (Note 1 and Note 21) (UNAUDITED)
Pro forma earnings (loss) per basic share			$0.43

Pro forma earnings (loss) per diluted share			$0.43

Pro forma weighted average shares outstanding used in computing basic and diluted earnings (loss) per share			97,900

(Footnotes on following page)

(1)	Amounts related to related parties are as follows:

	For the Year Ended November 30,
	2004 (as restated)	2005 (as restated)	2006 (as restated)
	(in thousands)
Operating revenues	$13,740	$13,875	$15,588
Cost of services	$14,712	$10,854	$13,225
Selling, general and administrative	$14,312	$8,904	$9,889
Interest income	$1,221	$8,654	$15,327
Interest expense	$231	$1,834	$259
Discontinued operations	$146	$225	$—

(2)	Basic and diluted shares outstanding and per share computations have been restated to reflect the share reclassification described in Note 19.

See Notes to Consolidated Financial Statements.

MSCI Inc.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	For the Fiscal Year Ended November 30,
	2004 (as restated)	2005 (as restated)	2006 (as restated)
	(in thousands)
Net income	$20,853	$54,554	$71,445
Other comprehensive income (loss), net of tax:
Foreign currency translation adjustments	1,611	(5,838)	2,050
Minimum pension liability adjustment	1,621	—	—

Comprehensive income	$24,085	$48,716	$73,495

See Notes to Consolidated Financial Statements.

MSCI Inc.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

	Common Stock	Additional Paid-in Capital	Retained Earnings (as restated)	Accumulated Other Comprehensive Income (loss)	Total
	(in thousands)
Balance at December 1, 2003, as previously presented	$10	$611	$35,117	$234	$35,972
Adjustment (see note 20)	—	—	652	—	652

Balance at December 1, 2003, as restated	10	611	35,769	234	36,624
Net income	—	—	20,853	—	20,853
Impact of contribution of interest in Barra by parent company	19	807,994	—	—	808,013
Impact of tax adjustments arising from contribution of interest in Barra by parent company	—	17,279	—	—	17,279
Dividends paid	—	(176,000)	(1,500)	—	(177,500)
Minimum pension liability adjustment (net of tax)	—	—	—	1,621	1,621
Foreign currency translation adjustment	—	—	—	1,611	1,611

Balance at November 30, 2004	29	649,884	55,122	3,466	708,501
Net income	—	—	54,554	—	54,554
Foreign currency translation adjustment	—	—	—	(5,838)	(5,838)

Balance at November 30, 2005	29	649,884	109,676	(2,372)	757,217
Net income	—	—	71,445	—	71,445
Dividends paid	—	—	(5,000)	—	(5,000)
Foreign currency translation adjustment	—	—	—	2,050	2,050

Balance at November 30, 2006	$29	$649,884	$176,121	($322)	$825,712

See Notes to Consolidated Financial Statements.

MSCI Inc.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Fiscal Year Ended November 30,
	2004 (as restated)	2005 (as restated)	2006 (as restated)
	(in thousands)
Net income	$20,853	$54,554	$71,445
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization of property, equipment and leasehold improvements	2,597	2,546	3,499
Amortization of intangible assets	20,244	29,531	26,156
Gain on sale from discontinued operations	—	(6,833)	—
Provision for bad debts (recovery)	(626)	753	654
Deferred taxes	(1,081)	(52,213)	(10,013)
Cumulative effect of change in accounting principle	—	(313)	—
Gain (loss) on sale of principal investment	—	(397)	25
Changes in assets and liabilities:
Trade receivables	26,611	(12,379)	11,774
Due from related parties	2,032	(7,650)	(23,850)
Prepaid and other assets	8,467	702	(2,219)
Payable to related parties	(3,175)	53,897	(5,566)
Deferred revenue	(35,240)	(737)	14,416
Accrued compensation and related benefits	13,530	(1,767)	14,728
Income taxes payable	12,747	3,478	(7,010)
Other accrued liabilities	(44,877)	(3,291)	(10,374)

Net cash provided by operating activities	22,082	59,881	83,665

Cash flows from investing activities:
Proceeds from sale of POSIT JV	—	90,000	—
Cash deposited with related parties	(31,381)	(154,009)	(77,349)
Sale of marketable securities	168,565	—	—
Proceeds from sale of principal investment	—	647	20
Purchased property, equipment and leasehold improvements	(2,058)	(346)	(2,435)

Net cash provided by (used in) investing activities	135,126	(63,708)	(79,764)

Cash flows from financing activities:
Cash received upon contribution of interest in Barra by parent company	46,022	—	—
Payments of cash dividends	(177,500)	—	(5,000)

Net cash used in financing activities	(131,478)	—	(5,000)

Effect of exchange rate changes	1,611	(5,838)	2,050

Net increase (decrease) in cash and cash equivalents	27,341	(9,665)	951
Cash and cash equivalents, beginning of year	5,735	33,076	23,411

Cash and cash equivalents, end of year	$33,076	$23,411	$24,362

Supplemental disclosure of cash flow information:
Cash paid for interest	$624	$1,864	$352

Cash paid for income taxes	$2,553	$7,856	$7,246

See Notes to Consolidated Financial Statements.

MSCI Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.    INTRODUCTION AND BASIS OF PRESENTATION

Organization

The consolidated financial statements include the accounts of MSCI Inc. (formerly known as Morgan Stanley Capital International Inc.) and its subsidiaries. MSCI Inc. and its subsidiaries are hereafter referred to collectively as the “Company” or “MSCI.” The Company’s majority shareholder, Morgan Stanley (“parent company”), has a 96.6% interest in the Company. Morgan Stanley is a global financial services firm that, through its subsidiaries and affiliates, provides its products and services to a large and diversified group of clients and customers, including corporations, governments, financial institutions and individuals. The remaining 3.4% of the Company is owned by Capital Group International, Inc.

MSCI is a leading provider of investment decision support tools to investment institutions worldwide. The Company produces indices and risk and return portfolio analytics for use in managing investment portfolios. The Company’s products are used by institutions investing in or trading equity, fixed income and multi-asset class instruments and portfolios around the world. The Company’s flagship products are its international equity indices marketed under the MSCI brand and its equity portfolio analytics marketed under the Barra brand. The Company’s products are used in many areas of the investment process, including portfolio construction and optimization, performance benchmarking and attribution, risk management and analysis, index-linked investment product creation, asset allocation, investment manager selection and investment research.

The Company’s primary products consist of equity indices, equity portfolio analytics and multi-asset class portfolio analytics. The Company also has product offerings in the areas of fixed income portfolio analytics; hedge fund indices and risk models, and energy and commodity asset valuation analytics. The Company’s products are generally comprised of proprietary index data, risk data and sophisticated software applications. The Company’s index and risk data are created by applying its models and methodologies to market data. The Company’s clients can use its data together with its proprietary software applications, third-party applications or their own applications in their investment processes. The Company’s proprietary software applications offer its clients sophisticated portfolio analytics to perform in-depth analysis of their portfolios, using its risk data, the client’s portfolio data and fundamental and market data.

Basis of Presentation

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. The Company’s policy is to consolidate all entities in which it owns more than 50% of the outstanding voting stock unless it does not control the entity. It is also the Company’s policy to consolidate any variable interest entity for which the Company is the primary beneficiary, as required by Financial Accounting Standards Board (“FASB”) Interpretation No. 46R, Consolidation of Variable Interest Entities (revised December 2003)—an interpretation of ARB No. 51 (“FIN 46R”). The Company consolidated the POSIT joint venture up until the time of the sale of the Company’s interest in February 2005. For investments in any entities in which the Company owns 50% or less of the outstanding voting stock but in which the Company has significant influence over operating and financial decisions, the Company applies the equity method of accounting. In cases where the Company’s investment is less than 20% and significant influence does not exist, such investments are carried at cost.

On June 3, 2004, Morgan Stanley acquired Barra, Inc. (“Barra”). On December 1, 2004, Morgan Stanley contributed Barra to the Company. The contribution of Barra was accounted for as a transfer of net assets between entities under common control and, therefore, presented in the financial position and results of operations of the Company as if Barra had been combined with the Company from the date of acquisition.

Unaudited Pro Forma Information

Unaudited pro forma basic and diluted earnings per share were calculated using a calculation of pro forma weighted average shares outstanding (See Note 21). In addition, a pro forma statement of financial condition as of November 30, 2006 has been presented reflecting pro forma adjustments as if such adjustments had occurred on November 30, 2006 (See Note 22).

Significant Accounting Policies

Basis of Financial Statements and Use of Estimates

The Company’s consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (GAAP). These accounting principles require the Company to make certain estimates and judgments that can affect the reported amounts of assets and liabilities as of the date of the consolidated financial statements, as well as the reported amounts of revenue and expenses during the periods presented. Significant estimates and assumptions made by management include the deferral and recognition of income, the allowance for doubtful accounts, impairment of long-lived assets, accounting for income taxes and other matters that affect the consolidated financial statements and related disclosures. Actual results could differ materially from these estimates.

The consolidated financial statements have been derived from the financial statements and accounting records of Morgan Stanley using the historical results of operations and historical bases of assets and liabilities of the Company’s business. The consolidated statements of income reflect expense allocations for certain corporate functions historically provided by Morgan Stanley, including human resources, information technology, accounting, legal and compliance, corporate services, treasury and other services. These allocations were based on what the Company and Morgan Stanley considered to be reasonable reflections of the utilization levels of these services required in support of the Company’s business and are based on methods that include direct time tracking, headcount, inventory metrics and corporate overhead. As a stand-alone company, and as the Company replaces services currently provided by Morgan Stanley, the Company’s expenses may be higher or lower than the amounts reflected in the consolidated statements of income.

Inter-company balances and transactions are eliminated in consolidation.

Revenue Recognition

Revenue related to the Company’s non-software-related recurring arrangements is recognized pursuant to the requirements of Emerging Issues Task Force 00-21 (“EITF 00-21”), “Revenue Arrangements with Multiple Deliverables”. Under EITF 00-21, transactions with multiple elements should be considered separate units of accounting if all of the following criteria are met:

•	The delivered item has stand-alone value to the client,

•	There is objective and reliable evidence of the fair value of the undelivered item(s), and

•	If the arrangement includes a general right of return, delivery or performance of the undelivered items is considered probable and substantially in the control of the vendor.

The Company has signed subscription agreements with all of its clients that set forth the fees paid to the Company by the clients. Further, the Company regularly assesses the receivable balances for each client. The Company’s subscription agreements for these products include provisions that, among other things, allow clients, for no additional fee, to receive updates and modifications which from time to time may be made, for the term of the agreement, typically one year. As the Company currently does not have objective and reliable evidence of the fair value of this element of the transaction, the Company does not account for the delivered item as a separate element. Accordingly, the Company recognizes revenue ratably over the term of the license agreement.

The Company’s software-related recurring revenue arrangements do not require significant modification or customization of any underlying software applications being licensed. Accordingly, the Company recognizes software revenues, excluding the energy and commodity asset valuation analytics products, pursuant to the requirements of Statement of Position (“SOP”) 97-2, “Software Revenue Recognition,” as amended by SOP 98-9 “Modification of SOP 97-2, Software Revenue Recognition, With Respect to Certain Transactions.” In accordance with SOP 97-2, the Company begins to recognize revenue from subscriptions, maintenance and customer technical support, and professional services when all of the following criteria are met: (1) the Company has persuasive evidence of a legally binding arrangement, (2) delivery has occurred, (3) client fee is deemed fixed or determinable, and (4) collection is probable.

The Company has signed subscription agreements with all of its clients that set forth the fees paid to the Company by the clients. Further, the Company regularly assesses the receivable balances for each client. The Company’s subscription agreements for software products include provisions that, among other things, allow clients to receive unspecified future software upgrades for no additional fee as well as the right to use the software products with maintenance for the term of the agreement, typically one year. As the Company does not have vendor specific objective evidence (“VSOE”) for these elements (except for the support related to energy and commodity asset valuation products), the Company does not account for these elements separately. Accordingly, except for revenues related to energy and commodity asset valuation products, the Company recognizes revenue ratably over the term of the license agreement.

The Company’s software license arrangements generally do not include acceptance provisions. Such provisions generally allow a client to test the software for a defined period of time before committing to license the software. If a license agreement includes an acceptance provision, the Company does not record subscription revenue until the earlier of the receipt of a written customer acceptance or, if not notified by the customer that it is cancelling the license agreement, the expiration of the acceptance period.

For the energy and commodity asset valuation analytics products, the Company uses the residual method to recognize revenue when a product agreement includes one or more elements to be delivered at a future date and VSOE of the fair value of all undelivered elements exists. In virtually all of the Company’s contracts, the only element that remains undelivered at the time of delivery of the product is support. The fair value of support is determined based upon the fees paid for the support by clients who purchase support separately. Under the residual method, the fair value of the undelivered element is deferred and the remaining portion of the contract fee is recognized as product revenue. Support fees for these products are recognized ratably over the support period.

The Company applies Staff Accounting Bulletin No. 104 (“SAB 104”), Revenue Recognition, in determining revenue recognition related to clients that use the Company’s indices as the basis for certain index-linked investment products such as exchange traded funds or futures contracts. These clients commonly pay the Company a fee based on the investment product’s assets under management or contract volumes. These fees are calculated based upon estimated assets in the investment product or contract volumes obtained either through independent third-party sources or the most recently reported information of the client.

The Company recognizes revenue when all the following criteria are met:

•	The client has signed a contract with the Company,

•	The service has been rendered,

•	The amount of the fee is fixed and determinable based on the terms of the contract, and

•	Collectability is reasonably assured.

The Company has signed contracts with all clients that use the Company’s indices as the basis for certain index-linked investment products, such as exchange traded funds or futures contracts. The contracts state the terms under which the assets under management fees are to be calculated. These fees are billed in arrears, after the fees have been earned. The fees are earned as the Company supplies the indices to the client. The Company assesses the credit worthiness of these clients prior to entering into a contract and regularly reviews the receivable balances related to them.

Share-Based Compensation

Certain employees of the Company have received share-based compensation under Morgan Stanley’s executive compensation programs. The Company’s compensation expense reflects the adoption by Morgan Stanley of the fair value method of accounting for share-based payments under Statement of Financial Accounting Standards (“SFAS”) No. 123R, Share-Based Payment (“Statement No. 123R”) using the modified prospective approach as of December 1, 2004. Prior to the adoption of Statement No. 123R, Morgan Stanley had adopted the fair value method prospectively for awards granted on or after December 1, 2002, as permitted under the transition guidance of FASB Statement No. 148, Accounting for Stock-Based Compensation—Transition and Disclosure, an amendment of FASB Statement No. 123. For awards granted prior to December 1, 2002 (some of which remained unvested or unexercised in the periods presented in these financial statements), Morgan Stanley applied the intrinsic value method prescribed by Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees.

Additionally, based on interpretive guidance related to Statement No. 123R, in the first quarter of fiscal 2006, Morgan Stanley changed its accounting policy for expensing the cost of anticipated fiscal 2006 year-end share-based awards that were granted to retirement-eligible employees in the first quarter of fiscal 2007. Effective December 1, 2005, Morgan Stanley began accruing the estimated cost of these awards over the course of the current year rather than expensing the awards on the date of grant.

For Morgan Stanley share-based compensation awards issued prior to the adoption of Statement No. 123R, Morgan Stanley’s accounting policy for awards granted to retirement-eligible employees was to recognize compensation cost over the service period specified in the award terms. Morgan Stanley accelerates any unrecognized compensation cost for such awards if and when a retirement-eligible employee leaves the Company. For Morgan Stanley share-based compensation awards made to retirement-eligible employees of the Company during the fiscal year ended November 30, 2005, compensation expense reflected the recognition of compensation expense for such awards on the date of grant.

Allowances for Doubtful Accounts

The allowance for doubtful accounts is recorded when it is probable and estimable that a receivable will not be collected. The allowance for doubtful accounts was approximately $1,078,000 and $1,588,000 at November 30, 2005 and 2006, respectively. Changes in the allowance for doubtful accounts from December 1, 2003 to November 30, 2006 were as follows (amounts in thousands):

Balance as of December 1, 2003	$215
Barra acquisition provision	736
Reduction to provision	(626)

Balance as of November 30, 2004	325
Addition to provision	753

Balance as of November 30, 2005	1,078
Addition to provision	654
Amounts written off	(144)

Balance as of November 30, 2006	$1,588

Deferred Revenue

Deferred revenues represent amounts billed or payments received from customers for services and maintenance in advance of performing the services. The Company’s clients normally pay subscription fees annually or quarterly in advance. Deferred revenue is amortized ratably over the service period. Where the contract has not begun or renewed, deferred revenues and accounts receivable are not recognized.

Accounting for Income Taxes

The Company’s taxable income historically has been included in the consolidated United States federal income tax return of Morgan Stanley and in returns filed by Morgan Stanley with certain state taxing jurisdictions. The Company’s foreign income tax returns have been filed on a separate company basis. The Company’s federal income tax liability has been computed and presented in these statements as if it were a separate taxpaying entity in the periods presented. The state and local tax liability presented in these statements reflects the fact that the Company is included in state unitary filings of Morgan Stanley, and that its tax liability is affected by the attributions of the unitary group. As a stand-alone taxpayer, the Company’s state and local tax filings will reflect its separate filing attributes. Federal and state taxes are remitted to Morgan Stanley pursuant to a tax sharing agreement between the companies.

Deferred income tax expense is provided for using the asset and liability method, under which deferred tax assets and deferred liabilities are determined based on the temporary differences between the financial statement and income tax bases of assets and liabilities using currently enacted tax rates.

Research and Development and Software Capitalization

The Company accounts for research and development costs in accordance with several accounting pronouncements, including SFAS No. 2, Accounting for Research and Development Costs (“SFAS 2”) and SFAS No. 86, Accounting for the Costs of Computer Software to be Sold, Leased, or Otherwise Marketed (“SFAS 86”). SFAS 2, requires that R&D generally be expensed as incurred. SFAS No. 86 specifies that costs incurred internally in researching and developing a computer software product should be charged to expense until technological feasibility has been established for the product. Once technological feasibility is established, all software costs should be capitalized until the product is available for general release to clients. Judgment is required in determining when technological feasibility of a product is established. Costs incurred after technological feasibility is established have not been material, and accordingly, the Company has expensed all research and development costs when incurred. Research and development costs for the fiscal years ended November 30, 2004, 2005 and 2006 were approximately $39,708,000, $48,319,000 and $55,358,000, respectively, and are included in cost of services in the consolidated statements of income.

Investments in Unconsolidated Companies

The Company accounts for investments in unconsolidated companies under the cost method of accounting.

Foreign Currency Translation

Assets and liabilities of operations having non-U.S. dollar functional currencies are translated at year-end rates of exchange, and income statement accounts are translated at weighted average rates of exchange for the year. Gains or losses resulting from translating foreign currency financial statements, net of related tax effects, are reflected in accumulated other comprehensive income (loss), a separate component of shareholders’ equity. Gains or losses resulting from foreign currency transactions are included in net income.

Comprehensive Income (Loss)

Comprehensive income (loss) includes certain changes in equity that are excluded from net income (loss). Specifically, cumulative foreign currency translation adjustments are included in accumulated other comprehensive income. Comprehensive income (loss) has been reflected in the consolidated statements of shareholders’ equity.

Accumulated other comprehensive income (loss) totaled approximately $(2,372,000) and $(322,000) as of November 30, 2005 and 2006, respectively, resulting primarily from cumulative foreign currency translation. In fiscal 2004, the Company made an adjustment of $1,621,000 to other comprehensive income related to a minimum pension liability no longer required.

Cash and Cash Equivalents

Cash and cash equivalents consist of demand deposits and money market investments of three months or less.

Change in Accounting Principle

Certain employees of the Company participate in several of Morgan Stanley’s equity-based stock compensation plans. The Company records compensation expense based upon the fair value of stock-based awards. Morgan Stanley early adopted Statement of Financial Accounting Standards SFAS No. 123R, Share-Based Payment using the modified prospective approach as of December 1, 2004. SFAS No. 123R revised the fair value-based method of accounting for share-based payment liabilities, forfeitures and modifications of stock-based awards and clarified guidance in several areas, including measuring fair value, classifying an award as equity or as a liability and attributing compensation cost to service periods. Upon adoption the Company recognized a gain of approximately $486,000 ($313,000 after tax) as a cumulative effect of a change in accounting principle in the first quarter of fiscal 2005 resulting from the requirement to estimate forfeitures at the date of grant instead of recognizing them as incurred.

Discontinued Operations

On February 1, 2005, the Company sold for $90,000,000 its 50% interest in POSIT JV, a joint venture that owned the intellectual property for and certain licenses underlying the POSIT equity crossing system that matches institutional buyers and sellers, to Investment Technology Group, Inc. (“ITG”). The Company recorded a pre-tax gain of approximately $6,833,000 at the time of sale. The Company acquired the POSIT JV interest as part of its acquisition of Barra. As part of the sale agreement, the Company was entitled to additional royalties for a period of 10 years subsequent to the sale pursuant to an earn-out arrangement, based on fees earned by ITG related to the POSIT system. In the fiscal years ended November 30, 2005 and 2006, the Company received $3.2 million and $1.0 million, respectively. In 2006, ITG exercised its option to accelerate the earn-out period by making a lump sum payment to the Company of $11,695,000, which is included in income from discontinued operations on the consolidated statement of income. No further payments are to be received. The results of operations, the gain on sale, and the lump sum payment are accounted for as discontinued operations in the Company’s consolidated financial statements.

Property, Equipment and Leasehold Improvements

Property, equipment and leasehold improvements are stated at cost less accumulated depreciation and amortization. Depreciation of furniture and fixtures and computer and communications equipment are provided principally by the straight-line method over the estimated useful life of the asset. Estimates of useful lives are as follows: furniture & fixtures – five years; computer and communications equipment – three to five years. Leasehold improvements are amortized on a straight-line basis over the lesser of the estimated useful life of the asset or, where applicable, the remaining term of the lease, but not exceeding 15 years.

Goodwill

Goodwill is recorded as part of the Company’s acquisitions of businesses when the purchase price exceeds the fair value of the net tangible and separately identifiable intangible assets acquired. The Company’s goodwill is not amortized, but rather is subject to an impairment test each year, or more often if conditions indicate impairment may have occurred, pursuant to Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible (SFAS 142). There was no impairment write-down of the Company’s goodwill in the years ended November 30, 2004, 2005 and 2006.

Fair Value of Financial Instruments

The Company’s financial instruments include cash and cash equivalents, cash on deposit with related parties, trade receivables, receivables from related parties, prepaid expenses and certain accrued liabilities and deferred revenue. The carrying value of these financial instruments approximates fair value given their short-term nature.

Impairment of Long-Lived Assets

The Company reviews long-lived assets and identifiable definite-lived intangible assets for impairment whenever events or changes in circumstances indicate that the carrying amount of these assets may not be recoverable. If the carrying value of the assets exceeds the estimated future undiscounted cash flows, a loss is recorded for the excess of the asset’s carrying value over the fair value. To date the Company has not recognized any impairment loss for long-lived assets.

Concentration of Credit Risk

The Company licenses its products and services to investment managers primarily in the United States, Europe and Asia (primarily Hong Kong and Japan). The Company evaluates the credit of its customers and does not require collateral. The Company maintains reserves for estimated credit losses.

Financial instruments that may potentially subject the Company to concentrations of credit risk consist principally of cash investments and short-term investments. Excess cash is held on deposit with the Company’s parent company. The Company receives interest at Morgan Stanley’s internal prevailing rates. At November 30, 2005 and 2006, amounts held on deposit with the parent company were $252,882,000 and $330,229,000, respectively.

For the fiscal years ended November 30, 2004 and 2005, no single client accounted for more than 10% of the Company’s operating revenues. For the fiscal year ended November 30, 2006, Barclays PLC and its affiliates accounted for 11% of the Company’s operating revenues.

2.    RECENT ACCOUNTING PRONOUNCEMENTS

In July 2006, the FASB issued FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109” (“FIN 48”). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in a company’s financial statements and prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in an income tax return. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. FIN 48 is effective for the Company as of December 1, 2007. The Company is currently evaluating the potential impact of adopting FIN 48.

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements (“Statement No. 157”). Statement No. 157 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. Statement No. 157 is effective beginning an entity’s first fiscal year that begins after November 15, 2007, or upon early adoption of FASB Statement No. 159, The Fair Value Option for Financial Assets and Financial Liabilities (“Statement No. 159”). The Company early adopted FASB Statement No. 159 as of December 1, 2006, and, in effect, adopted Statement No. 157 at the same time. The adoption of Statement No. 157 did not have a material impact on the Company’s consolidated financial statements.

In September 2006, the FASB issued SFAS No. 158, Employers’ Accounting for Defined Benefit Pension and Other Post-retirement Plans, an amendment of FASB Statements No. 87, 88, 106 and 132(R) (“SFAS No. 158”). SFAS No. 158 requires an employer to recognize the funded status of defined benefit pension and other post-retirement benefit plans as an asset or liability. SFAS No. 158 also requires the measurement of defined benefit and post-retirement plan assets and obligations at the end of the fiscal year. The Company’s employees currently participate in Morgan Stanley’s pension and other post-retirement plans and SFAS No. 158 is effective for Morgan Stanley as of November 30, 2007. Based on information currently available, Morgan Stanley expects to record an after-tax charge of approximately $200 million to shareholders’ equity as of November 30, 2007 upon the adoption of SFAS No. 158. Morgan Stanley expects to adopt a fiscal year-end measurement date for its fiscal year ending November 30, 2008. However, as these plans are not separately identifiable for the Company, the adoption of SFAS No. 158 by Morgan Stanley would not impact the Company’s financial statements.

In September 2006, the Securities and Exchange Commission issued Staff Accounting Bulletin (SAB) 108, which provides interpretive guidance on how the effects of the carryover or reversal of prior year misstatements should be considered in quantifying a current year misstatement. The guidance is applicable for fiscal years ending after November 15, 2006. Effective August 31, 2006, the Company early adopted SAB 108. The adoption did not have an impact to the Company’s consolidated financial statements.

In February 2007, the FASB issued Statement No. 159. Statement No. 159 permits entities to elect to measure certain assets and liabilities at fair value with changes in the fair values of those items (unrealized gains and losses) recognized in the statement of income for each reporting period. Under this Statement, fair value elections can be made on an instrument-by-instrument basis, are irrevocable, and can only be made upon specified election date events. In addition, new disclosure requirements apply with respect to instruments for which fair value measurement is elected. The Company elected to early adopt Statement No. 159 as of December 1, 2006. Effective December 1, 2006, the Company chose not to make any fair value elections with respect to any of its eligible assets or liabilities as permitted under the provisions of Statement No. 159. The adoption did not have a material impact to the Company’s consolidated financial statements.

In June 2007, the EITF reached consensus on Issue No. 06-11, “Accounting for Income Tax Benefits of Dividends on Share-Based Payment Awards.” EITF Issue No. 06-11 requires that the tax benefit related to dividend equivalents paid on restricted stock units that are expected to vest be recorded as an increase to additional paid-in capital. The Company currently accounts for this tax benefit as a reduction to its income tax provision. EITF Issue No. 06-11 is to be applied prospectively for tax benefits on dividends declared in fiscal years beginning after December 15, 2007. The Company is currently evaluating the potential impact of adopting EITF Issue No. 06-11.

3.    EARNINGS (LOSS) PER COMMON SHARE

Basic and diluted earnings (loss) per common share is computed by dividing net income by the weighted average number of common shares outstanding during the period.

The following table sets forth the computation of earnings (loss) per share (in thousands except for share and per share data):

	For the Fiscal Year Ended November 30,
	2004 (as restated)	2005 (as restated)	2006 (as restated)
Income from continuing operations before discontinued operations and cumulative effect of change in accounting principle, net	$20,907	$50,448	$63,372
Income (loss) from discontinued operations, net	(54)	3,793	8,073
Cumulative effect of accounting change, net	—	313	—

Net income	$20,853	$54,554	$71,445

Weighted average common shares outstanding(1)
Basic	56,256	83,900	83,900

Diluted	56,256	83,900	83,900

Earnings (loss) per basic common share(1):
Continuing operations	$0.37	$0.60	$0.76
Discontinued operations	0.00	0.05	0.10
Cumulative effect of change in accounting principle	—	0.00	0.00

Earnings (loss) per basic common share	$0.37	$0.65	$0.86

Earnings (loss) per diluted common share(1):
Continuing operations	$0.37	$0.60	$0.76
Discontinued operations	0.00	0.05	0.10
Cumulative effect of change in accounting principle	—	0.00	0.00

Earnings (loss) per diluted common share	$0.37	$0.65	$0.86

(1)	Basic and diluted shares outstanding and per share computations have been restated to reflect the share reclassification described in Note 19.

4.    CASH AND CASH EQUIVALENTS

Cash and cash equivalents aggregated to $23,411,000 and $24,362,000 at November 30, 2005 and 2006, respectively. This constituted approximately 2% of total assets for each date presented.

5.    CASH DEPOSITED WITH RELATED PARTIES

The Company deposits most of its excess funds with its parent company. As of November 30, 2005 and 2006, excess funds deposited with the parent company were approximately $252,882,000 and $330,231,000, respectively. Cash on deposit with its parent company is available on demand. Cash on deposit with its parent company earned interest at average rates of 1.61%, 3.40% and 5.18% for the years ended November 30, 2004, 2005 and 2006, respectively.

6.    RELATED PARTY TRANSACTIONS

Cash Deposits, Receivables from Related Parties and Interest Income

The Company deposits most of its excess funds with its parent company. Related party receivables consist of amounts due from Morgan Stanley affiliates for the Company’s revenue and recharge of expenses to Morgan Stanley. The Company receives interest at Morgan Stanley’s internal prevailing rates on the cash deposits and related party receivables. The receivable amounts are unsecured. As of November 30, 2005 and 2006, excess funds deposited with the parent company were approximately $252,882,000 and $330,229,000, representing approximately 24% and 30% of total assets, respectively. Related party receivables as of November 30, 2005 and 2006 were approximately $13,988,000 and $37,838,000, respectively. Interest earned on both cash on deposit with the parent company and related party receivables for the years ended November 30, 2004, 2005 and 2006 totaled approximately $1,221,000, $8,654,000 and $15,327,000, respectively.

Revenues

Morgan Stanley or its affiliates and Capital Group International, Inc. or its affiliates subscribe to, in the normal course of business, certain of the Company’s products. Historically, Morgan Stanley and Capital Group International were entitled to a 15% discount on certain of the Company’s products and Capital Group International was entitled to most favored nation treatment in certain circumstances. Capital Group International receives this 15% discount with respect to one of its contracts with the Company, which terminates on August 31, 2009. Morgan Stanley does not receive this 15% discount under any of its outstanding contracts with the Company, but it does receive discounts consistent with those available to comparable clients. Although Morgan Stanley and Capital Group International will not be entitled to the historic 15% discount on contracts entered into after completion of this offering, in the course of renegotiating their contracts upon termination, they may receive a discount similar to those available to comparable clients. Revenues recognized by the Company from subscription to the Company’s products by related parties for the fiscal years ended November 30, 2004, 2005 and 2006 are set forth below (amounts in thousands):

	2004	2005	2006
Morgan Stanley and its affiliates	$12,690	$12,783	$13,971
Capital Group International, Inc. and its affiliates	1,050	1,092	1,617

Total	$13,740	$13,875	$15,588

Administrative Expenses

Morgan Stanley affiliates have invoiced administrative expenses to the Company relating to office space, equipment and staff services. The amount of services provided by Morgan Stanley affiliates for the fiscal years ended November 30, 2004, 2005 and 2006 was approximately $29,170,000, $19,983,000 and $23,114,000, respectively.

Investment Banking and Advisory Services

In 2004 the Company paid $4.5 million to Morgan Stanley for investment banking and advisory services in connection with the acquisition of Barra.

Payables to Related Parties

Payables to related parties consist of amounts due to Morgan Stanley affiliates for the Company’s expenses, incomes taxes and prepayments for the Company’s services. The amounts outstanding are unsecured, bear interest at Morgan Stanley’s internal prevailing rates and are payable on demand. Amounts payable to related parties as of November 30, 2005 and 2006 were approximately $70,242,000 and $64,676,000, respectively. Interest expense on these payables for the fiscal years ended November 30, 2004, 2005 and 2006 was approximately $231,000, $1,834,000 and $259,000, respectively.

7.    CONTRIBUTION

On June 3, 2004, Morgan Stanley completed the acquisition of Barra, Inc. (“Barra”). Morgan Stanley transferred its shareholding in Barra to the Company, raising Morgan Stanley’s interest to 96.6%. Capital Group International, Inc. owns the remaining 3.4%. The change in shares of common stock outstanding relates to the acquisition. The approximate fair values of the assets acquired and liabilities assumed at the date of contribution are presented in the table below (in thousands). The net assets contributed includes a fee of approximately $4.5 million that the Company paid to Morgan Stanley for investment banking and advisory services in connection with the acquisition of Barra.

Cash	$46,022
Receivables	51,559
Investments	168,565
Fixed assets	6,448
Investment in unconsolidated companies	3,295
Prepaids and other assets	9,105
Intangible assets	359,859
Goodwill	441,623

Total assets	1,086,476
Due to related parties	600
Income taxes payable	8,702
Deferred taxes	134,623
Deferred revenue	70,922
Accrued compensation	2,919
Other accrued liabilities	60,697

Net assets contributed	$808,013

Goodwill resulting from this transaction will not be tax deductible.

The allocation of purchase price to intangible assets is broken out below (in thousands):

	Gross carrying Value	Weighted Average Useful Life
Technology and software	$140,800	7.7 years
Trademarks	102,220	21.4 years
Customer relationships	25,880	11.5 years
Research and development assets	909	1.8 years
Non-competes	50	2.5 years
POSIT JV	90,000	7.5 years

Total	$359,859

8.    DISCONTINUED OPERATIONS

On February 1, 2005, the Company sold for $90,000,000 its 50% interest in POSIT JV, a joint venture that owned the intellectual property for and certain licenses underlying the POSIT equity crossing system that matches institutional buyers and sellers, to ITG. The Company recorded a pre-tax gain of approximately $6,833,000 at the time of sale. The Company acquired the POSIT JV interest as part of its acquisition of Barra. As part of the sale agreement, the Company was entitled to additional royalties for a period of 10 years subsequent to the sale pursuant to an earn-out arrangement, based on fees earned by ITG related to the POSIT system. In the fiscal years ended November 30, 2005 and 2006, the Company received $3.2 million and $1.0 million, respectively. In 2006, ITG exercised its option to accelerate the earn-out period by making a lump sum payment to the Company of $11,695,000. No further payments are to be received. The results of operations, gain on sale and the lump sum payment are accounted for as discontinued operations in the Company’s consolidated financial statements.

Revenues from discontinued operations for the years ended November 30, 2004, 2005 and 2006 were $6,792,000, $10,040,000 and $12,699,000, respectively. Expenses from discontinued operations for the fiscal years ended November 30, 2004 and 2005 were $6,876,000 and $4,193,000, respectively. No expenses were recorded in the year ended November 30, 2006.

9.    PROPERTY, EQUIPMENT AND LEASEHOLD IMPROVEMENTS

Property, equipment and leasehold improvements at November 30, 2005 and 2006 consisted of the following:

	As of November 30,
	2005	2006
	(in thousands)
Computer and related equipment	$6,309	$7,469
Furniture and fixtures	1,592	1,395
Leasehold improvements	6,779	8,251

Subtotal	14,680	17,115
Accumulated depreciation and amortization	(8,430)	(11,929)

Property, equipment and leasehold improvements, net	$6,250	$5,186

Depreciation and amortization expense of property, equipment and leasehold improvements was $2,597,000, $2,546,000 and $3,499,000 for the fiscal years ended November 30, 2004, 2005 and 2006, respectively.

10.    INTANGIBLE ASSETS

The Company amortizes definite-lived intangible assets over their estimated useful lives. Amortizable intangible assets are tested for impairment when impairment indicators are present, and, if impaired, written down to fair value based on either discounted cash flows or appraised values. No impairment of intangible assets has been identified during any of the periods presented. The Company has no indefinite-lived intangibles.

Amortization expense related to intangible assets for the years ended November 30, 2004, 2005 and 2006 was approximately $20,244,000, $29,531,000 and $26,156,000, respectively, including amortization expense related to the intangible assets of discontinued operations. Amortization expense for the year ended November 30, 2004 included research and development assets of $909,000 acquired and written off. The amount of amortization expense attributable to discontinued operations for the fiscal years ended November 30, 2004, 2005 and 2006 was $5,334,000, $1,501,000 and $0, respectively.

The gross carrying amounts and accumulated amortization totals related to the Company’s identifiable intangible assets are as follows (in thousands):

	As of November 30, 2005
	Gross Carrying Value	Accumulated Amortization	Net Carrying Value
Technology and software	$140,800	($30,287)	$110,513
Trademarks	102,220	(7,295)	94,925
Customer relationships	25,880	(4,422)	21,458
Non-competes	50	(30)	20

Total	$268,950	($42,034)	$226,916

	As of November 30, 2006
Technology and software	$140,800	($48,662)	$92,138
Trademarks	102,220	(12,158)	90,062
Customer relationships	25,880	(7,320)	18,560
Non-competes	50	(50)	—

Total	$268,950	($68,190)	$200,760

Estimated amortization expense for succeeding years is presented below (amounts in thousands):

Fiscal Year	Amortization Expense
2007	$25,064
2008	25,064
2009	22,282
2010	21,191
2011	21,191
Thereafter	85,968

Total	$200,760

As part of a product review on July 15, 2007, the Company decided to transition certain clients over the next two or three years from the application they currently subscribe to another of the Company’s products. At the end of this transition, this product will no longer be offered. Management performed an impairment test in accordance with SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets (SFAS 144). Management of the Company determined there is no impairment of this asset.

In accordance with SFAS No. 142, Goodwill and Other Intangible Assets (SFAS 142), the remaining useful life of the asset will be shortened from four-and-a-half years to two-and-a-half years. The revised estimated amortization is as follows (in thousands):

	Current amortization expense	Revised amortization expense	Total effect of revised amortization
2007 Jun-Nov	$2,040	$3,206	$1,166
2008	4,080	7,577	3,497
2009	4,080	7,577	3,497
2010	4,080	—	(4,080)
2011	4,080	—	(4,080)

	$18,360	$18,360	$—

11.    GOODWILL

Changes in the carrying amount of the Company’s goodwill for fiscal years 2005 and 2006 were as follows (amounts in thousands):

Balance as of November 30, 2004	$441,623
Goodwill acquired during the year	—

Balance as of November 30, 2005	441,623
Goodwill acquired during the year	—

Balance as of November 30, 2006	$441,623

12.    INVESTMENTS IN UNCONSOLIDATED COMPANIES

The Company holds a 17% interest in Alacra, Inc, on a fully diluted basis. The investment is carried at approximately $3,000,000, which has been accounted for under the cost method. This interest was acquired as part of the purchase of Barra in 2004. The Company has periodically reviewed the financial performance, liquidity and other general market factors related to Alacra, Inc. to determine if the carrying value is still appropriate. The latest review was performed as of November 30, 2006, at which time it was determined that $3,000,000 is still an appropriate value.

13.    LEASE COMMITMENTS

The Company leases facilities under non-cancelable operating lease agreements. Future minimum commitments for these operating leases in place as of November 30, 2006 with a remaining non-cancelable lease term in excess of one year are as follows (in thousands):

Fiscal Year	Amount
2007	$4,289
2008	3,602
2009	1,433

Total	$9,324

The terms of certain lease agreements provide for rental payments on a graduated basis. The Company recognizes rent expense on the straight-line basis over the lease period and has accrued for rent expense incurred but not paid. Rent expense under operating leases and for space the Company uses in its parent company’s facilities for the fiscal years ended November 30, 2004, 2005 and 2006 was approximately $7,959,000, $9,706,000 and $8,661,000, respectively. For those offices in which the Company occupies space in its parent company’s facilities, the rent charged includes allocations of services related to the maintenance of the space. The cost of these services is not broken out separately.

On December 15, 2006, the Company renewed its lease through June 2014 for the Berkeley office. On April 26, 2007, the Company extended its lease through December 14, 2014, for the New York office. As of August 31, 2007, future payments associated with these new leases were approximately $23,739,000.

14.    EMPLOYEE BENEFITS

The Company participates in defined benefit pension and other post-retirement plans sponsored by Morgan Stanley for eligible U.S. employees. A supplementary pension plan covering certain executives is directly sponsored by Morgan Stanley. The Company also participates in a separate defined contribution pension plan maintained by Morgan Stanley that covers substantially all of its non-U.S. employees. The assets and obligations under these plans were not separately identifiable for the Company. Discrete, detailed information concerning costs of these plans was not available for the Company, but is part of general and administrative costs allocated by Morgan Stanley included in operating expenses on the statement of income. The Company has no pension or post-retirement obligations as of November 30, 2006. Costs relating to pension and post-retirement benefit expenses allocated from Morgan Stanley included in cost of services were $1,842,000, $2,246,000 and $1,545,000 for the years ended November 30, 2004, 2005 and 2006, respectively. Amounts included in selling, general and administrative expense related to these pension and post-retirement expenses for the years ended November 30, 2004, 2005 and 2006 were $1,334,000, $1,629,000 and $591,000, respectively. Amounts included in discontinued expenses related to these expenses were $18,000, $9,000 and $0 for the years ended November 30, 2004, 2005 and 2006. The following discussion summarizes these plans.

Defined Benefit Pension and Other Post-retirement Plans. Substantially all of the U.S. employees of the Company are covered by a non-contributory pension plan that is qualified under Section 401(a) of the Internal Revenue Code (the “Qualified Plan”). An unfunded supplementary plan (the “Supplemental Plan”) covers certain executives. These pension plans generally provide pension benefits that are based on each employee’s years of credited service and on compensation levels specified in the plans. For the Qualified Plan, Morgan Stanley’s policy is to fund at least the amounts sufficient to meet minimum funding requirements under the Employee Retirement Income Security Act of 1974 (“ERISA”). Liabilities for benefits payable under the Supplemental Plan are accrued by Morgan Stanley and are funded when paid to the beneficiaries.

The Company also participates in an unfunded post-retirement benefit plan that provides medical and life insurance for eligible U.S. retirees and their dependents.

Morgan Stanley uses a measurement date of September 30 to calculate obligations under its pension and post-retirement plans.

Net Periodic Benefit Expense. Net periodic benefit expense allocated to the Company included the following components (in thousands):

	Pension			Post-retirement
	For the Years Ended November 30,			For the Years Ended November 30,
	2004	2005	2006	2004	2005	2006
Net periodic benefit expense	$2,873	$3,384	$1,873	$321	$500	$263

The following tables present information for Morgan Stanley’s pension and post-retirement plans on an aggregate basis:

Benefit Obligations and Funded Status.

The following table provides a reconciliation of the changes in the benefit obligation and fair value of plan assets for fiscal 2006 and fiscal 2005 as well as a summary of the funded status at November 30, 2006 and November 30, 2005:

	Pension		Post-retirement
	Fiscal 2005	Fiscal 2006	Fiscal 2005	Fiscal 2006
	(in millions)
Reconciliation of benefit obligation:
Benefit obligation at beginning of year	$2,255	$2,524	$183	$196
Service cost	122	133	8	10
Interest cost	129	139	11	11
Plan amendments	—	2	—	—
Actuarial (gain) loss	167	(88)	3	(40)
Benefits paid and settlements	(122)	(190)	(9)	(9)
Other, including foreign currency exchange rate changes	(27)	43	—	—

Benefit obligation at end of year	$2,524	$2,563	$196	$168

Reconciliation of fair value of plan assets:
Fair value of plan assets at beginning of year	$1,868	$2,217	—	—
Actual return on plan assets	215	144	—	—
Employer contributions	272	114	$9	$9
Benefits paid and settlements	(122)	(190)	(9)	(9)
Other, including foreign currency exchange rate changes	(16)	27	—	—

Fair value of plan assets at end of year	$2,217	$2,312	$—	$—

Funded status:
Unfunded status	$(307)	$(251)	$(196)	$(168)
Amount contributed to plan after measurement date	3	4	—	—
Unrecognized prior-service cost	(128)	(113)	(8)	(6)
Unrecognized loss	852	708	52	9

Net amount recognized	$420	$348	$(152)	$(165)

Amounts recognized in the consolidated statements of financial condition consist of:
Prepaid benefit cost	$657	$598	—	—
Accrued benefit liability	(255)	(263)	$(152)	$(165)
Intangible asset	1	1	—	—
Accumulated other comprehensive income	17	12	—	—

Net amount recognized	$420	$348	$(152)	$(165)

The accumulated benefit obligation for all defined benefit pension plans was $2,351 million and $2,385 million at November 30, 2005 and November 30, 2006, respectively.

The following table contains information for pension plans with projected benefit obligations in excess of the fair value of plan assets as of fiscal year-end:

	November 30, 2005	November 30, 2006
	(in millions)
Projected benefit obligation	$2,402	$338
Fair value of plan assets	$2,089	$36

The following table contains information for pension plans with accumulated benefit obligations in excess of the fair value of plan assets as of fiscal year-end:

	November 30, 2005	November 30, 2006
	(in millions)
Accumulated benefit obligation	$278	$287
Fair value of plan assets	$28	$36

In accordance with SFAS No. 87, “Employers’ Accounting for Pensions,” Morgan Stanley has recognized an additional minimum pension liability of $18 million at November 30, 2005 and $13 million at November 30, 2006 for defined benefit pension plans whose accumulated benefit obligations exceeded plan assets. An intangible asset of $1 million was recognized as of November 30, 2005 and November 30, 2006, which represented the unrecognized prior-service cost for such plans. The remaining balance of $17 million ($5 million, net of income taxes) in fiscal 2005 and $12 million ($7 million, net of income taxes) in fiscal 2006 was recorded as a reduction of accumulated other comprehensive income (loss), a component of shareholders’ equity in Morgan Stanley’s consolidated financial statements.

In fiscal 2004, a credit of $1,621,000 was recorded, in the Company’s statement of shareholder’s equity, when it was determined that minimum pension liability was no longer required.

Assumptions

The following table presents the weighted average assumptions used by Morgan Stanley to determine its benefit obligations at fiscal year-end:

	Pension		Post-retirement
	Fiscal 2005	Fiscal 2006	Fiscal 2005	Fiscal 2006
Discount rate	5.60%	5.79%	5.75%	5.97%
Rate of future compensation increases	4.35%	4.40%	n/a	n/a

The following table presents the weighted average assumptions used by Morgan Stanley to determine its net periodic benefit costs for fiscal 2004, fiscal 2005 and fiscal 2006:

	Pension			Post-retirement
	Fiscal 2004	Fiscal 2005	Fiscal 2006	Fiscal 2004	Fiscal 2005	Fiscal 2006
Discount rate	6.05%	5.90%	5.60%	6.20%	6.05%	5.75%
Expected long-term rate of return on plan assets	7.20%	6.95%	6.65%	n/a	n/a	n/a
Rate of future compensation increases	4.85%	4.45%	4.35%	n/a	n/a	n/a

The expected long-term rate of return on assets represents Morgan Stanley’s best estimate of the long-term return on plan assets and generally was estimated by computing a weighted average return of the underlying long-term expected returns on the different asset classes, based on the target asset allocations. For plans where there is no established target asset allocation, actual asset allocations were used. The expected long-term return on assets is a long-term assumption that generally is expected to remain the same from one year to the next, but is adjusted when there is a significant change in the target asset allocation, the fees and expenses paid by the plan or market conditions.

The following table presents assumed health care cost trend rates used by Morgan Stanley to determine its post-retirement benefit obligations at fiscal year-end:

	November 30, 2005	November 30, 2006
Health care cost trend rate assumed for next year:
Medical	9.70 – 10.05%	9.00 – 9.33%
Prescription	13.55%	12.33%
Rate to which the cost trend rate is assumed to decline (ultimate trend rate)	5.00%	5.00%
Year that the rate reaches the ultimate trend rate	2012	2012

Assumed health care cost trend rates can have a significant effect on the amounts reported for the Morgan Stanley post-retirement benefit plans. A one-percentage point change in assumed health care cost trend rates would have the following effects:

	One-Percentage Point Increase	One-Percentage Point Decrease
	(in millions)
Effect on total of service and interest cost	$4	$(3)
Effect on post-retirement benefit obligation	$23	$(16)

Qualified Plan Assets.

The Qualified Plan assets represent 89% of Morgan Stanley’s total pension plan assets. The weighted average asset allocations for the Qualified Plan at November 30, 2005 and November 30, 2006 and the targeted asset allocation for fiscal 2007 by asset class were as follows:

	November 30, 2005	November 30, 2006	Fiscal 2007 Targeted
Equity securities	47%	44%	45%
Fixed income securities	43	51	55
Other—primarily cash	10	5	—

Total	100%	100%	100%

Qualified Pension Plan Asset Allocation. Morgan Stanley, in consultation with its independent investment consultants and actuaries, determined the asset allocation targets for its Qualified Plan based on its assessment of business and financial conditions, demographic and actuarial data, funding characteristics and related risk factors. Other relevant factors, including industry practices, long-term historical and prospective capital market returns, were considered as well.

The Qualified Plan return objectives provide long-term measures for monitoring the investment performance against growth in the pension obligations. The overall allocation is expected to help protect the plan’s funded status while generating sufficiently stable real returns (net of inflation) to help cover current and future benefit payments. Total Qualified Plan portfolio performance is assessed by comparing actual returns with relevant benchmarks, such as the Standard & Poor’s 500 Index, the Russell 2000 Index, the MSCI EAFE Index and, in the case of the fixed income portfolio, the Qualified Plan’s liability profile.

Both the equity and fixed income portions of the asset allocation use a combination of active and passive investment strategies and different investment styles. The fixed income asset allocation consists of longer-duration fixed income securities in order to help reduce plan exposure to interest rate variation and to better correlate assets with obligations. The longer-duration fixed income allocation is expected to help stabilize plan contributions over the long run.

The asset mix of Morgan Stanley’s Qualified Plan is reviewed by the Morgan Stanley Retirement Plan Investment Committee on a regular basis. When asset class exposure reaches a minimum or maximum level, an asset allocation review process is initiated, and the portfolio is automatically rebalanced back to target allocation levels unless the Investment Committee determines otherwise.

The Investment Committee has determined to allocate no more than 10% of the Qualified Plan assets to “alternative” asset classes that provide attractive diversification benefits, absolute return enhancement and/or other potential benefit to the plan. Allocations to alternative asset classes will be made based upon an evaluation of particular attributes and relevant considerations of each asset class.

Derivative instruments are permitted in the Qualified Plan’s portfolio only to the extent that they comply with all of its policy guidelines and are consistent with its risk and return objectives. In addition, any investment in derivatives must meet the following conditions:

•

Derivatives may be used only if the vehicle is deemed by the investment manager to be more attractive than a similar direct investment in the underlying cash market or if the vehicle is being used to manage risk of the portfolio.

•	Under no circumstances may derivatives be used in a speculative manner or to leverage the portfolio.

•

Derivatives may not be used as short-term trading vehicles. The investment philosophy of the Qualified Plan is that investment activity is undertaken for long-term investment rather than short-term trading.

•

Derivatives may be used only in the management of the Qualified Plan’s portfolio when their possible effects can be quantified, shown to enhance the risk-return profile of the portfolio, and reported in a meaningful and understandable manner.

As a fundamental operating principle, any restrictions on the underlying assets apply to a respective derivative product. This includes percentage allocations and credit quality. The purpose of the use of derivatives is to enhance investment in the underlying assets, not to circumvent portfolio restrictions.

Cash Flows

Morgan Stanley expects to contribute approximately $140 million to its pension and post-retirement benefit plans (U.S. and non-U.S.) in fiscal 2007 based upon their current funded status and expected asset return assumptions for fiscal 2007, as applicable.

Expected benefit payments associated with the Morgan Stanley’s pension and post-retirement benefit plans for the next five fiscal years and in aggregate for the five fiscal years thereafter are as follows:

	Pension	Post- retirement
	(in millions)
Fiscal 2007	$99	$9
Fiscal 2008	$104	$9
Fiscal 2009	$107	$9
Fiscal 2010	$110	$9
Fiscal 2011	$122	$10
Fiscal 2012 – 2016	$749	$50

401(k), Employee Stock Ownership Plan (ESOP) and Profit Sharing Plans

Eligible employees may participate in the Morgan Stanley 401(k) Plan immediately upon hire. Eligible employees receive 401(k) matching contributions which are invested in Morgan Stanley’s common stock. Morgan Stanley also provides discretionary profit sharing to certain employees. The Company’s expense associated with the 401(k) Plan for fiscal years 2004, 2005 and 2006 was approximately $175,000, $259,000 and $508,000, respectively. The Company’s expense related to the ESOP and profit sharing plans for the fiscal years 2004, 2005 and 2006 was approximately $1.5 million, $2.2 million and $1.9 million, respectively.

15.    SHARE-BASED COMPENSATION

Certain employees of the Company have received share-based compensation under Morgan Stanley’s executive compensation programs. Expense allocations to the Company from Morgan Stanley reflect the adoption by Morgan Stanley of the fair value method of accounting for share-based payments under Statement No. 123R using the modified prospective approach as of December 1, 2004.

Statement No. 123R requires measurement of compensation cost for share-based awards at fair value and recognition of compensation cost over the service period, net of estimated forfeitures. Upon adoption of Statement No. 123R, the Company recognized a $486,000 gain ($313,000 net after-tax) as a cumulative effect of a change in accounting principle in the first quarter of fiscal 2005, resulting from the requirement to estimate forfeitures at the date of grant instead of recognizing them as incurred. The cumulative effect gain increased both basic and diluted earnings (loss) per share in fiscal 2005 by approximately $11.

The fair value of Morgan Stanley-related restricted stock units is determined based on the number of units granted and the grant date fair value of Morgan Stanley common stock. The fair value of Morgan Stanley-related stock options is determined using the Black-Scholes valuation model.

The components of share-based compensation expense (net of cancellations and a cumulative effect of a change in accounting principle in fiscal 2005 associated with the adoption of Statement No. 123R) related to Company employees allocated to the Company are presented below (in thousands):

	For the Year Ended November 30,
	2004	2005	2006(1)
Deferred stock	$1,407	$1,441	$7,329
Stock options	527	222	1,026

Total	$1,934	$1,663	$8,355

(1)	Includes $2.9 million of accrued share-based compensation expense for Morgan Stanley equity awards granted to the Company’s retirement-eligible employees in December 2006

The amount of this expense included in cost of services for the years ended November 30, 2004, 2005 and 2006 was ($20,000), $2,000 and $2,659,000, respectively.

The amount of this expense included in selling, general and administrative expense for the years ended November 30, 2004, 2005 and 2006 was $1,954,000, $1,661,000 and $5,696,000, respectively.

The tax benefits for share-based compensation expense related to deferred stock and stock options granted to Company employees were $0.7 million, $0.6 million and $2.9 million for the years ended November 30, 2004, 2005 and 2006, respectively.

At November 30, 2006, approximately $4.2 million of compensation cost related to Morgan Stanley-related unvested share-based awards granted to the Company’s employees had not yet been recognized (excluding awards granted in December 2006 to non-retirement eligible employees, which will begin to be amortized in 2007). The unrecognized compensation cost as of November 30, 2006 will be recognized primarily in 2007 and 2008.

Deferred Stock Awards. Certain Company employees have been granted deferred stock awards pursuant to several Morgan Stanley share-based compensation plans. The plans provide for the deferral of a portion of certain key employees’ discretionary compensation with awards made in the form of restricted common stock or the right to receive unrestricted shares of common stock in the future (“restricted stock units”). Awards under these plans are generally subject to vesting over time and to restrictions on sale, transfer or assignment until the end of a specified period, generally five years from date of grant. All or a portion of an award may be canceled if employment is terminated before the end of the relevant vesting period. All or a portion of a vested award also may be canceled in certain limited situations, including termination for cause during the restriction period.

The following table sets forth activity concerning Morgan Stanley vested and unvested restricted stock units applicable to the Company’s employees (share data in thousands):

For the Fiscal Year Ended November 30, 2006	Number of Shares	Weighted Average Price
Restricted stock units at beginning of year	186	$50.47
Granted	85	57.28
Conversions to common stock	(9)	56.82
Canceled	(23)	50.28

Restricted stock units at end of year	239	$52.68

There were no restricted stock units granted to the Company’s employees during 2005. The weighted average price for Morgan Stanley restricted stock units granted to the Company’s employees during 2004 was $49.90.

The total fair values of restricted stock units held by the Company’s employees converted to Morgan Stanley common stock during the fiscal years ended November 30, 2004, 2005 and 2006 were $0.4 million, $0.1 million and $0.6 million, respectively.

The following table sets forth activity concerning Morgan Stanley vested and unvested restricted stock units related to the Company’s employees (share data in thousands):

For the Fiscal Year Ended November 30, 2006	Number of Shares	Weighted Average Grant Date Fair Value
Unvested restricted stock units at beginning of year	172	$50.71
Granted	85	57.28
Vested	(50)	54.04
Canceled	(23)	50.28

Unvested restricted stock units at end of year(1)	184	$52.91

Vested restricted stock units	55	$51.91

(1)	Unvested restricted stock units represent awards where recipients have yet to satisfy either the explicit vesting terms or retirement-eligibility requirements.

Stock Option Awards. Certain Company employees have been granted stock option awards pursuant to several Morgan Stanley share-based compensation plans. The costs associated with the participation in the plans are allocated to the Company and are included in employee compensation and benefits expense. The plans provide for the deferral of a portion of certain key employees’ discretionary compensation with awards made in the form of stock options generally having an exercise price not less than the fair value of Morgan Stanley common stock on the date of grant. Such stock option awards generally become exercisable over a one- to five-year period and expire 10 years from the date of grant, subject to accelerated expiration upon termination of employment. Stock option awards have vesting, restriction and cancellation provisions that are similar to those in the deferred stock awards.

The weighted average fair values of Morgan Stanley stock options related to the Company’s employees granted during the years ended November 30, 2006 and 2004 were $30.20 and $16.09, respectively, utilizing the following weighted average assumptions:

	For the Fiscal Years Ended November 30,
	2006	2004
Risk-free interest rate	4.8%	3.9%
Expected option life in years	6.1	5.9
Expected stock price volatility	39.3%	33.8%
Expected dividend yield	1.4%	2.0%

The expected option life of stock options and the expected dividend yield of stock have been determined based upon Morgan Stanley’s historical experience. The expected stock price volatility has been determined based upon Morgan Stanley’s historical stock price data over a time period similar to the expected option life. These assumptions are not necessarily indicative of future assumptions or experience.

The following table sets forth activity concerning Morgan Stanley stock options granted to the Company’s employees for the year ended November 30, 2006 (option data and dollar values in thousands, except exercise price):

For the Year Ended November 30, 2006	Number of Options	Weighted Average Exercise Price	Weighted Average Remaining Life (Years)	Aggregated Intrinsic Value
Options outstanding at beginning of year	114	$51.41
Granted	13	$75.83
Exercised	(1)	$47.48
Canceled	(2)	$52.46

Options outstanding at end of year	124	$53.93	5.8	$2,745

Vested and expected to vest options	124	$53.93	5.8	$2,745

Options exercisable at end of year	94	$52.90	5.4	$2,196

The total intrinsic values of Morgan Stanley stock options exercised by the Company’s employees during the years ended November 30, 2004, 2005 and 2006 were less than $1,000, $12,000, and $33,000 respectively.

16.    INCOME TAXES

The provision for income taxes consisted of (in thousands):

	For the Fiscal Year Ended November 30,
	2004	2005	2006
Current:
U.S. federal	$8,243	$42,550	$32,924
U.S. state and local	550	5,617	6,123
Non-U.S.	1,952	3,954	2,692

	10,745	52,121	41,739

Deferred:
U.S. federal	(1,101)	(20,396)	(4,819)
U.S. state and local	(23)	(445)	(313)
Non-U.S.	90	(831)	(510)

	(1,034)	(21,672)	(5,642)

Provision for income taxes from continuing operations	$9,711	$30,449	$36,097

Provision (benefit) for income taxes on discontinued operations	$(30)	$2,054	$4,626

The following table reconciles the provision to the U.S. federal statutory income tax rate:

	For the Fiscal Year Ended November 30,
	2004	2005	2006
U.S. federal statutory income tax rate	35.00%	35.00%	35.00%
U.S. state and local income taxes, net of U.S. federal income tax benefits	1.12%	4.15%	3.80%
Change in tax rates applicable to non-U.S. earnings	(0.74)%	(0.68)%	(4.09)%
Domestic tax credits	(3.69)%	—	(0.73)%
Other	0.03%	(0.83)%	2.31%

Effective income tax rate	31.72%	37.64%	36.29%

The Company’s taxable income historically has been included in the consolidated United States federal income tax return of Morgan Stanley and in returns filed by Morgan Stanley with certain state taxing jurisdictions. The Company’s foreign income tax returns have been filed on a separate company basis. The Company’s federal income tax liability has been computed and presented in these consolidated financial statements as if it were a separate taxpaying entity in the periods presented. The state and local tax liability presented in these consolidated financial statements reflects the fact that the Company is included in state unitary filings of Morgan Stanley, and that its tax liability is affected by the attributions of the unitary group. As a stand-alone taxpayer, the Company’s state and local tax filings will reflect its separate filing attributes. Federal and state taxes are remitted to Morgan Stanley pursuant to a tax sharing agreement between the companies.

As of November 30, 2004, 2005 and 2006, the Company had approximately $18.8 million, $4.6 million and $10.4 million, respectively, of earnings attributable to foreign subsidiaries for which no provisions have been recorded for income tax that could occur upon repatriation. Except to the extent such earnings can be repatriated tax efficiently, they are permanently invested abroad. It is not practicable to determine the amount of income taxes payable in the event all such foreign earnings are repatriated.

The American Jobs Creation Act of 2004 (“the Act”), signed into law on October 22, 2004, provided for a special one-time tax deduction, or dividend received deduction (“DRD”), of 85 percent of qualifying foreign earnings that are repatriated in either a company’s last tax year that began before the enactment date, or the first tax year that begins during the one-year period beginning on the enactment date. In the fourth quarter of fiscal 2005, the Company recorded an income tax expense of $444,843 resulting from the Company’s repatriation of approximately $13 million of qualifying foreign earnings under the provisions of the American Jobs Creation Act.

Deferred income taxes reflect the net tax effects of temporary differences between the financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when such differences are expected to reverse. Significant components of the Company’s deferred tax assets and liabilities at November 30, 2005 and November 30, 2006 were as follows (in thousands):

	As of November 30,
	2005	2006
Deferred tax assets:
Employee compensation and benefit plans	$3,631	$6,174
Provision for bad debts	673	(175)
Deferred expenses	(2)	466
Property, equipment and leasehold improvements, net	1,525	2,023
Other	864	950

Total deferred tax assets	6,691	9,438

Deferred tax liabilities:
Intangible assets	77,039	68,104
Valuation of investments and receivables	721	1,045
Other	1,138	2,484

Total deferred tax liabilities	78,898	71,633

Net deferred tax liabilities	$(72,207)	$(62,195)

Net current deferred tax asset	$3,306	$3,886
Net non-current deferred tax liabilities	(75,513)	(66,081)

Net deferred tax liabilities	$(72,207)	$(62,195)

Income Tax Examinations

The Company is under continuous examination by the Internal Revenue Service (the “IRS”) and other tax authorities in certain countries, such as Japan and the United Kingdom, and states in which the Company has significant business operations, such as New York. The tax years under examination vary by jurisdiction; for example, the current IRS examination covers 1999-2005. The Company regularly assesses the likelihood of additional assessments in each of the taxing jurisdictions resulting from these and subsequent years’ examinations. The Company believes the resolution of tax matters will not have a material effect on the consolidated financial condition of the Company, although a resolution could have a material impact on the Company’s consolidated statement of income for a particular future period and on the Company’s effective income tax rate for any period in which such resolution occurs.

17.    SEGMENT INFORMATION

FASB Statement No. 131, Disclosures about Segments of an Enterprise and Related Information, establishes standards for reporting information about operating segments. Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker, or decision making group, in deciding how to allocate resources and in assessing performance. Based on the Company’s integration and management strategies, the Company leverages common production, development and client coverage teams to create, produce and license investment decision support tools to various types of investment organizations worldwide. On this basis, the Company assesses that it operates in a single business segment.

Revenue by geography is based on the shipping address of the customer.

Long-lived assets consist of property, equipment, leasehold improvements, goodwill and intangible assets, net of accumulated depreciation and amortization.

The following table sets forth revenue and long-lived assets by geographic area (in thousands):

	2004		2005		2006
	Revenues	Long-lived Assets	Revenues	Long-lived Assets	Revenues	Long-lived Assets
Americas:
United States	$80,901	$785,963	$132,332	$671,694	$149,565	$643,942
Other	5,716	9	8,235	17	8,847	11

Total Americas	$86,617	$785,972	$140,567	$671,711	$158,412	$643,953

Europe, Middle East and Africa:
United Kingdom	$22,962	$1,008	$37,139	$883	$40,350	$632
Other	41,429	2,309	61,305	1,885	66,036	2,658

Total Europe, Middle East and Africa	$64,391	$3,317	$98,444	$2,768	$106,386	$3,290

Asia & Australia:
Japan	$15,424	$223	$24,433	$168	$27,416	$133
Other	12,014	174	15,030	142	18,484	193

Total Asia & Australia	$27,438	$397	$39,463	$310	$45,900	$326

Total	$178,446	$789,686	$278,474	$674,789	$310,698	$647,569

The following is supplemental information on revenue by product category (in thousands):

	For the Fiscal Year Ended November 30,
	2004	2005	2006
Equity indices	$103,844	$126,533	$156,772
Equity portfolio analytics	51,686	106,594	110,007
Multi-asset class analytics	9,028	17,260	16,873
Other products	13,888	28,087	27,046

Total operating revenues	$178,446	$278,474	$310,698

18.    LEGAL MATTERS

From time to time, the Company is party to various litigation matters incidental to the conduct of its business. The Company is not presently party to any legal proceedings the resolution of which the Company believes would have a material adverse effect on its business, operating results, financial condition or cash flows.

19.    SUBSEQUENT EVENTS

Dividend

On July 18, 2007, the Company declared a dividend in the amount of $973,000,000 to its shareholders. This dividend was subsequently paid on July 19, 2007. This dividend was funded with cash of $325,000,000, supplemented by demand notes to Morgan Stanley and Capital Group International, Inc. of $648,000,000. The Capital Group International demand note of $22,098,694 was paid in full in cash on July 19, 2007.

Founders Grants

On October 24, 2007, the Company’s Board of Directors approved a founders grant, subject to completion of the initial public offering, to employees and service providers of the Company. The expected aggregate value of this founders grant is approximately $68 million of restricted stock units and options, subject to a vesting period. The restricted stock units and options vest over a four-year period, with 50% vesting on the second anniversary of the grant date and 25% vesting on each of the third and fourth anniversary of the grant date. The options have an exercise price per share equal to the final offering price per share and have a term of ten years subject to earlier cancellation in certain circumstances. The aggregate value of the options will be calculated using the Black-Scholes valuation method, consistent with SFAS No. 123R.

Share Reclassification

On October 24, 2007, subject to completion of the initial public offering, the Company’s Board of Directors approved the Amended and Restated Certificate of Incorporation, which included: (i) authority to issue 850,000,000 shares of stock, consisting of 500,000,000 shares of class A common stock, par value $0.01 per share, 250,000,000 shares of class B common stock, par value $0.01 per share, and 100,000,000 shares of preferred stock, par value $0.01 per share; and (ii) a reclassification of each share of the Company’s outstanding common stock into 2,861.235208 shares of class B common stock. All per share computations included in the consolidated financial statements have been restated to reflect the reclassification.

20.	RESTATEMENT OF CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION, INCOME, COMPREHENSIVE INCOME, CASH FLOWS AND SHAREHOLDERS’ EQUITY

The Company has restated its financial statements to reflect the change in estimates used in determining the allowance for doubtful accounts.

Subsequent to the issuance of the Company’s fiscal 2006 consolidated financial statements, the Company determined that its previous estimates used in determining the allowance for doubtful accounts contained an error. As a result, the Company restated the accompanying consolidated financial statements to correct the estimate used in determining the allowance for doubtful accounts.

The effects of these adjustments to the consolidated statements of financial condition, income, comprehensive income, shareholders’ equity and cash flows included in the Company’s previously issued consolidated financial statements as of and for the year ended November 30 are as follows:

	As of and For the Fiscal Year Ended November 30,
	2004		2005		2006
	As Previously Reported	As Restated	As Previously Reported	As Restated	As Previously Reported	As Restated
	(in thousands, except per share data)
Consolidated Statement of Income
Selling, general and administrative	$51,304	$47,099	$74,678	$70,220	$76,130	$85,820
Total operating expenses	$152,646	$148,441	$209,307	$204,849	$217,712	$227,402
Operating income	$25,800	$30,005	$69,167	$73,625	$92,986	$83,296
Income before provision for income taxes, discontinued operations and cumulative effect of change in accounting principle	$26,413	$30,618	$76,439	$80,897	$109,159	$99,469
Provision for income taxes	$8,519	$9,711	$28,603	$30,449	$39,535	$36,097
Income before discontinued operations and cumulative effect of change in accounting principle	$17,894	$20,907	$47,836	$50,448	$69,624	$63,372
Income before cumulative effect of change in accounting principle	$17,840	$20,853	$51,629	$54,241	$77,697	$71,445
Net income	$17,840	$20,853	$51,942	$54,554	$77,697	$71,445
Consolidated Statement of Financial Condition
Trade receivables			$65,076	$74,765
Deferred tax			$4,582	$3,306	$4,858	$3,886
Total current assets			$361,272	$369,685	$463,178	$462,206
Total assets			$1,039,106	$1,047,519	$1,113,747	$1,112,775
Payable to related parties			$68,105	$70,242	$65,673	$64,676
Total current liabilities			$212,652	$214,788	$221,979	$220,982
Total liabilities			$288,166	$290,302	$288,060	$287,063
Retained earnings			$103,399	$109,676	$176,096	$176,121
Shareholders’ equity			$750,940	$757,217	$825,687	$825,712
Total Liabilities and shareholders’ equity			$1,039,106	$1,047,519	$1,113,747	$1,112,775
Consolidated Statement of Shareholders’ Equity
Net income	$17,840	$20,853	$51,942	$54,554	$77,697	$71,445
Shareholders’ equity	$704,836	$708,501	$750,940	$757,217	$825,687	$825,712
Consolidated Statement of Cash Flows (operating activities)
Net income	$17,840	$20,853	$51,942	$54,554	$77,697	$71,445
Provision for bad debt	$3,579	$(626)	$5,210	$753	$(9,035)	$654
Deferred taxes	$1,081	$(1,081)	$(53,489)	$(52,213)	$(9,709)	$(10,013)
Trade receivables	$26,610	$26,611	$(12,378)	$(12,379)
Payable to related parties	$7,380	$(3,175)	$53,326	$53,897	$(2,432)	$(5,566)
Income taxes payable	$1,839	$12,747
Consolidated Statement of Comprehensive Income
Net income	$17,840	$20,853	$51,942	$54,554	$77,697	$71,445
Comprehensive income	$21,072	$24,085	$46,104	$48,716	$79,747	$73,495
Earnings (loss) per basic common share
Continuing Operations	$910	$1,063	$1,631	$1,720	$2,375	$2,161
Discontinued Operations	(3)	(3)	129	129	275	275
Cumulative effect of change in accounting principle	—	—	11	11		—

Earnings per basic common share	$907	$1,060	$1,771	$1,860	$2,650	$2,436

Earnings (loss) per diluted common share
Continuing Operations	$910	$1,063	$1,631	$1,720	$2,375	$2,161
Discontinued Operations	(3)	(3)	129	129	275	275
Cumulative effect of change in accounting principle	—	—	11	11	—	—

Earnings per diluted common share	$907	$1,060	$1,771	$1,860	$2,650	$2,436

21.	UNAUDITED PRO FORMA INCOME STATEMENT DATA

The Company is presenting pro forma basic and diluted net income per share in accordance with SFAS No. 128, Earnings Per Share. The Company made pro forma adjustments to the historical results of operations for the year ended November 30, 2006 to show the pro forma effect for the following as if they had occurred on December 1, 2005:

(i) Payment of the $973.0 million dividend (see Note 19) using cash deposited with related parties and demand notes issued to Morgan Stanley and Capital Group International, Inc. and the payment in full in cash of the $22.1 million Capital Group International, Inc. demand note.

(ii) The reclassification (see Note 19) of each share of the Company’s outstanding common stock into 2,861.235208 shares of class B common stock.

(iii) The issuance and sale by the Company of 14,000,000 shares of class A common stock pursuant to the initial public offering at $18.00 per share.

(iv) The receipt of proceeds from the $425.0 million borrowing under a new $500.0 million credit facility the Company entered into on the date of the prospectus. The interest expense related to the new credit facility is based on an assumed interest rate of 8.0%. A tax rate of 36.3% was used in calculating the related income tax effect.

(v) The payment of the Morgan Stanley demand note with the proceeds from (iii) and (iv) above.

The denominator used to determine basic and diluted net income per share includes the number of common shares outstanding for the year plus the number of shares expected to be issued in the initial public offering. The number of common shares outstanding for the year reflects the reclassification of the Company’s existing common stock into class B common stock as described in Note 19.

The following table presents a reconciliation of net income as reported to pro forma net income and of the numerators and denominators for pro forma basic and diluted net income per share (in thousands, except per share data):

	For the fiscal year ended November 30, 2006
	Income (Numerator)	Shares (Denominator)	Per share Amount
Net income as reported	$71,445
Interest expense (net of income tax) associated with new credit facility and payment of dividend	(29,616)

Pro forma net income	41,829
Weighted average number of shares outstanding		83,900

Number of shares to be issued in the initial public offering		14,000

Pro forma basic net income per share	$41,829	97,900	$0.43

Effective of dilutive securities		—
Pro forma diluted earnings per share	$41,829	97,900	$0.43

22.	UNAUDITED PRO FORMA STATEMENT OF FINANCIAL CONDITION DATA

The Company made pro forma adjustments to the historical November 30, 2006 statement of financial condition to show the pro forma effect for the following as if they had occurred on November 30, 2006:

(i) Payment of the $973.0 million dividend (see Note 19) using cash deposited with related parties and demand notes issued to Morgan Stanley and Capital Group International, Inc. and the payment in full in cash of the $22.1 million Capital Group International, Inc. demand note.

(ii) The reclassification (see Note 19) of each share of the Company’s outstanding common stock into 2,861.235208 shares of class B common stock.

(iii) The issuance and sale by the Company of 14,000,000 shares of class A common stock pursuant to the initial public offering at $18.00 per share.

(iv) The receipt of proceeds from the $425.0 million borrowing under a new $500.0 million credit facility the Company entered into on the date of the prospectus. The interest expense related to the new credit facility is based on an assumed interest rate of 8.0%. A tax rate of 36.3% was used in calculating the related income tax effect.

(v) The payment of the Morgan Stanley demand note with the proceeds from (iii) and (iv) above.

MSCI Inc.

UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

AS OF AUGUST 31, 2007 AND FOR THE NINE MONTHS ENDED AUGUST 31, 2006 AND 2007

MSCI Inc.

CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL CONDITION

As of August 31, 2007
(in thousands, except share data) (Unaudited)
ASSETS
Current assets
Cash and cash equivalents	$21,599
Cash deposited with related parties	51,799
Trade receivables (net of allowances of $1,549)	78,618
Due from related parties	4,355
Deferred taxes	4,156
Prepaid and other assets	3,708

Total current assets	164,235
Property, equipment and leasehold improvements (net of accumulated depreciation of $12,526)	4,452
Investments in unconsolidated company	3,000
Goodwill	441,623
Intangible assets (net of accumulated amortization of $87,418)	181,532

Total assets	$794,842

LIABILITIES AND SHAREHOLDERS’ EQUITY (ACCUMULATED DEFICIT)
Current Liabilities
Payable to related parties	$12,394
Note payable to related party	625,901
Income taxes payable	468
Accrued compensation and related benefits	37,707
Other accrued liabilities	13,391
Deferred revenue	131,416

Total current liabilities	821,277
Deferred taxes	59,487

Total liabilities	880,764

Commitments and contingencies (See Notes 8 and 15)
Shareholders’ equity (deficit)
Common stock (par value $1.00 per share, 40,000 shares authorized, 29,323 shares issued and outstanding)	29
Additional paid in capital	—
Accumulated deficit	(84,123)
Accumulated other comprehensive loss	(1,828)

Total accumulated deficit	(85,922)

Total liabilities and shareholders’ equity (deficit)	$794,842

See Notes to Condensed Consolidated Financial Statements

MSCI Inc.

CONDENSED CONSOLIDATED STATEMENTS OF INCOME

	For the Nine Months Ended August 31,
	2006	2007
	(in thousands, except per share data) (Unaudited)
Operating revenues(1)	$229,112	$268,228
Cost of services(1)	77,112	92,033
Selling, general and administrative(1)	57,044	67,884
Amortization of intangible assets	19,617	19,228

Total operating expenses	153,773	179,145

Operating income	75,339	89,083
Interest income(1)	10,412	11,711
Interest expense(1)	284	1,856
Other income	186	253

Interest and other income, net	10,314	10,108

Income before provision for income taxes and discontinued operations	85,653	99,191
Provision for income taxes	30,769	36,319

Income before discontinued operations and cumulative effect of change in accounting principle	54,884	62,872
Discontinued operations:
Income from discontinued operations	1,304	—
Provision for income taxes on discontinued operations	419	—

Income from discontinued operations	885	—

Net income	$55,769	$62,872

Earnings per basic common share(2):
Continuing operations	$0.65	$0.75
Discontinued operations	0.01	—

Earnings per basic common share	$0.66	$0.75

Earnings per diluted common share(2):
Continuing operations	$0.65	$0.75
Discontinued operations	0.01	—

Earnings per diluted common share	$0.66	$0.75

Weighted average shares outstanding used in computing earnings per share(2):
Basic	83,900	83,900

Diluted	83,900	83,900

PRO FORMA (Note 1 and Note 16)
Pro forma earnings per basic share		$0.43

Pro forma earnings per diluted share		$0.43

Pro forma weighted average shares outstanding used in computing basic and diluted earnings (loss) per share		97,900

(Footnotes on following page)

(1)	Amounts related to related parties are as follows:

	For the Nine Months Ended August 31,
	2006	2007
	(in thousands)
Operating revenues	$11,598	$10,301
Cost of services	$9,311	$11,559
Selling, general and administrative	$7,081	$8,247
Interest income	$10,289	$11,563
Interest expense	$241	$1,604

(2)	Basic and diluted shares outstanding and per share computations have been restated to reflect the share reclassification outlined in note 17.

See Notes to Condensed Consolidated Financial Statements

MSCI Inc.

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	For the Nine Months Ended August 31,
	2006	2007
	(in thousands) (Unaudited)
Net Income	$55,769	$62,872
Other comprehensive loss net of tax:
Foreign currency translation adjustments	(1,466)	(1,506)

Comprehensive income	$54,303	$61,366

See Notes to Condensed Consolidated Financial Statements

MSCI Inc.

CONDENSED CONSOLIDATED STATEMENT OF SHAREHOLDERS’ EQUITY

	Common Stock	Additional Paid-in Capital	Retained Earnings (Accumulated Deficit)	Accumulated Other Comprehensive Loss	Total
	(in thousands) (Unaudited)
Balance at November 30, 2006	$29	$649,884	$176,121	($322)	$825,712
Net income	—	—	62,872	—	62,872
Dividend	—	(649,884)	(323,116)	—	(973,000)
Foreign currency translation adjustment	—	—	—	(1,506)	(1,506)

Balance at August 31, 2007	$29	$—	$(84,123)	$(1,828)	$(85,922)

See Notes to Condensed Consolidated Financial Statements

MSCI Inc.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Nine Months Ended August 31,
	2006	2007
	(in thousands) (Unaudited)
Net income	$55,769	$62,872
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation and amortization of property, equipment and leasehold improvements	2,484	1,530
Amortization of intangible assets	19,617	19,228
Provision for bad debts	(9)	75
Deferred taxes	3,652	(6,864)
Loss on sale of principal investment	25	—
Loss (gain) on disposal of assets	(88)	150
Changes in assets and liabilities:
Trade receivables	17,184	(16,356)
Due from related parties	9,580	33,483
Prepaid and other assets	(4,920)	(156)
Payable to related parties	(58,194)	(52,282)
Deferred revenue	17,138	29,048
Accrued compensation and related benefits	(1,951)	(8,408)
Income taxes payable	(7,783)	(545)
Other accrued liabilities	(9,662)	6,581

Net cash provided by operating activities	42,842	68,356

Cash flows from investing activities:
Proceeds from sale of principal investment	20	—
Cash deposited with related parties	(37,303)	278,432
Purchased property, equipment and leasehold improvements	(938)	(946)

Net cash provided by (used in) investing activities	(38,221)	277,486

Cash flows from financing activities:
Note payable to Morgan Stanley	—	625,901
Payments of cash dividends	(5,000)	(973,000)

Net cash used in financing activities	(5,000)	(347,099)

Effect of exchange rate changes	(1,456)	(1,506)

Net decrease in cash and cash equivalents	(1,835)	(2,763)
Cash and cash equivalents, beginning of period	23,411	24,362

Cash and cash equivalents, end of period	$21,576	$21,599

Supplemental disclosure of cash flow information
Cash paid for interest	$284	$1,856

Cash paid for income taxes	$7,428	$5,207

Non-cash financing activity:
Initial public offering related costs	—	$1,888

See Notes to Condensed Consolidated Financial Statements

MSCI Inc.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

1.    BASIS OF PRESENTATION

The accompanying unaudited interim condensed consolidated financial statements as of August 31, 2007 and for the nine-month periods ended August 31, 2006 and 2007 have been prepared in accordance with accounting principles generally accepted in the United States of America and on the same basis as the consolidated financial statements as of November 30, 2005 and 2006 and for each of the three years in the period ended November 30, 2006 included herein, and in the opinion of management, reflect all adjustments necessary to present fairly the Company’s consolidated financial position as of August 31, 2007, the consolidated changes in shareholders’ equity for the nine months ended August 31, 2007 and the consolidated results of operations and cash flows for the nine-month periods ended August 31, 2007 and 2006. The condensed consolidated results of operations for the nine months ended August 31, 2007 are not indicative of the results that may be expected for the year ending November 30, 2007 or for any other period.

Unaudited Pro Forma Information

The unaudited pro forma basic and diluted earnings per share were calculated using a calculation of pro forma weighted average shares outstanding based on the assumptions set forth in Note 16.

2.    RECENT ACCOUNTING PRONOUNCEMENTS

In July 2006, the FASB issued FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109” (“FIN 48”). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in a company’s financial statements and prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in an income tax return. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. FIN 48 is effective for the Company as of December 1, 2007. The Company is currently evaluating the potential impact of adopting FIN 48.

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements (Statement No. 157). Statement No. 157 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. Statement No. 157 is effective beginning an entity’s first fiscal year that begins after November 15, 2007, or upon early adoption of FASB Statement No. 159. The Company early adopted FASB Statement No. 159 as of December 1, 2006, and, in effect adopted Statement No. 157 at the same time. The adoption of Statement No. 157 did not have a material impact on the Company’s condensed consolidated financial statements.

In September 2006, the FASB issued SFAS No. 158, Employers’ Accounting for Defined Benefit Pension and Other Post-retirement Plans, an amendment of FASB Statements No. 87, 88, 106 and 132(R) (“SFAS No. 158”). SFAS No. 158 requires an employer to recognize the funded status of defined benefit pension and other post-retirement benefit plans as an asset or liability. SFAS No. 158 also requires the measurement of defined benefit and post-retirement plan assets and obligations at the end of the fiscal year. The Company’s employees currently participate in Morgan Stanley’s pension and other post-retirement plans and SFAS No. 158 is effective for Morgan Stanley as of November 30, 2007. Based on information currently available, Morgan Stanley expects to record an after-tax charge of approximately $200 million to shareholders’ equity as of November 30, 2007 upon the adoption of SFAS No. 158. Morgan Stanley expects to adopt a fiscal year-end measurement date for its fiscal year ending November 30, 2008. However, as these plans are not separately identifiable for the Company, the adoption of SFAS No. 158 by Morgan Stanley would not impact the Company’s financial statements.

In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities (Statement No. 159). Statement No. 159 permits entities to elect to measure certain assets and liabilities at fair value with changes in the fair values of those items (unrealized gains and losses) recognized in the statement of income for each reporting period. Under this Statement, fair value elections can be made on an instrument by instrument basis, are irrevocable, and can only be made upon specified election date events. In addition, new disclosure requirements apply with respect to instruments for which fair value measurement is elected. The Company elected to early adopt Statement No. 159 as of December 1, 2006. The Company chose not to make any fair value elections with respect to any of its eligible assets or liabilities as permitted under the provisions of Statement No. 159.

3.    EARNINGS (LOSS) PER SHARE

Basic and diluted earnings per common share is computed by dividing net income by the weighted average number of common shares outstanding during the period.

The following table sets forth the computation of earnings (loss) per share (in thousands, except per share data):

	For the Nine Months Ended August 31,
	2006	2007
Income from continuing operations before discontinued operations and cumulative effect of change in accounting principle, net	$54,884	$62,872
Income from discontinued operations, net	885	—

Net income	$55,769	$62,872

Weighted average common shares outstanding(1):
Basic	83,900	83,900

Diluted	83,900	83,900

Earnings per basic common share(1):
Continuing operations	$0.65	$0.75
Discontinued operations	0.01	—

Earnings per basic common share	$0.66	$0.75

Earnings per diluted common share(1):
Continuing operations	$0.65	$0.75
Discontinued operations	0.01	—

Earnings per diluted common share	$0.66	$0.75

(1)	Basic and diluted shares outstanding and per share computations have been restated to reflect the share reclassification outlined in note 17.

4.    COMPREHENSIVE LOSS

Comprehensive loss includes certain changes in equity that are excluded from net income. Specifically, cumulative foreign currency translation adjustments are included in accumulated other comprehensive income. Comprehensive loss has been reflected in the consolidated statements of shareholders’ equity.

Accumulated other comprehensive loss totaled approximately $(1,828,000) as of August 31, 2007, resulting primarily from cumulative foreign currency translation.

5.    GOODWILL

Goodwill is recorded as part of the Company’s acquisitions of businesses when the purchase price exceeds the fair value of the net tangible and separately identifiable intangible assets acquired. The Company’s goodwill is not amortized, but rather is subject to an impairment test each year, or more often if conditions indicate impairment may have occurred, pursuant to Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible.

The Company completed its annual goodwill impairment testing, in accordance with SFAS No. 142, as of December 1, 2006 and 2005. During the quarter ended August 31, 2007, the Company changed the date of its annual goodwill impairment testing to June 1 in order to move the impairment testing outside the Company’s normal year-end reporting process to a date when resources are less constrained. The Company believes that the resulting change in the application of accounting principle related to the annual testing date will not delay, accelerate, or avoid an impairment charge. Goodwill impairment tests performed as of June 1, 2007 and December 1, 2006, and 2005 concluded that no impairment charges were required as of those dates. The Company determined that the change in accounting principle related to the annual testing date is preferable under the circumstances and does not result in adjustments to the Company’s financial statements when applied retrospectively.

Changes in the carrying amount of the Company’s goodwill from November 30, 2006 to August 31, 2007 were as follows (in thousands):

Balance as of November 30, 2006	$441,623
Goodwill acquired during the year	—

Balance as of August 31, 2007	$441,623

6.    INTANGIBLE ASSETS

The Company’s identifiable intangible assets consist primarily of acquired technology and software, customer relationships, trade names and non-compete agreements resulting from the acquisition of Barra in June 2004. The acquired businesses and related assets have been fully integrated into the Company’s operations.

The Company amortizes definite-lived intangible assets over their estimated useful lives. Amortizable intangible assets are tested for impairment when impairment indicators are present, and, if impaired, written down to fair value based on either discounted cash flows or appraised values. No impairment of intangible assets has been identified during any of the periods presented. The Company has no indefinite-lived intangibles.

Amortization expense related to intangible assets for the nine months ended August 31, 2006 and 2007 was approximately $19,617,000 and $19,228,000, respectively.

The gross carrying amounts and accumulated amortization totals related to the Company’s identifiable intangible assets are as follows (in thousands):

	As of August 31, 2007
	Gross Carrying Value	Accumulated Amortization	Net Carrying Value
Technology and software	$140,800	$(62,850)	$77,950
Trademarks	102,220	(15,806)	86,414
Customer relationships	25,880	(8,712)	17,168
Non-competes	50	(50)	—

Total	$268,950	$(87,418)	$181,532

7.    EMPLOYEE BENEFIT PLANS

The Company participates in defined benefit pension and other post-retirement plans sponsored by Morgan Stanley for eligible U.S. employees. A supplementary pension plan covering certain executives is directly sponsored by Morgan Stanley. The Company also participates in a separate defined contribution pension plan maintained by Morgan Stanley that covers substantially all of its non-U.S. employees. The assets and obligations under these plans were not separately identifiable for MSCI. Discrete, detailed information concerning costs of these plans was not available for MSCI, but is part of general and administrative costs allocated by Morgan Stanley included in operating expenses on the statement of income. The Company has no pension or postretirement obligations as of November 30, 2006. Costs relating to pension and post-retirement benefit expenses allocated from Morgan Stanley included in cost of services were $1,464,000 and $1,296,000 for the nine months ended August 31, 2006 and 2007, respectively. Amounts included in selling, general and administrative expense related to these pension and post-retirement expenses for the nine months ended August 31, 2006 and 2007 were $682,000 and $238,000, respectively.

Net Periodic Benefit Expense. Net periodic benefit expense allocated to the Company was (in thousands):

	Pension		Post-retirement
	For the Nine Months Ended August 31,		For the Nine Months Ended August 31,
	2006	2007	2006	2007
Net periodic benefit expense	$1,852	$1,431	$294	$103

8.    LEASE COMMITMENTS

The Company leases facilities under non-cancelable operating lease agreements. Future minimum commitments for these operating leases in place as of August 31, 2007, with a remaining non-cancelable lease term in excess of one year, are as follows (in thousands):

Fiscal Year	Amount
2007 (September 1, 2007 to November 30, 2007)	$1,394
2008	4,978
2009	4,745
2010	3,686
2011	3,743
Thereafter	11,422

Total	$29,968

The terms of certain lease agreements provide for rental payments on a graduated basis. The Company recognizes rent expense on the straight-line basis over the lease period and has accrued for rent expense incurred but not paid. Rent expense under operating leases and for space the Company uses in its parent company’s facilities for the nine-month periods ended August 31, 2006 and 2007 was approximately $6,533,000 and $7,963,000, respectively. For those offices in which the Company occupies space in its parent company’s facilities, the rent charged includes allocations of services related to the maintenance of the space. The cost of these services is not broken out separately.

9.    RELATED PARTY TRANSACTIONS

Cash Deposits, Receivables from Related Parties and Interest Income

The Company deposits most of its excess funds with its parent company. Related party receivables consist of amounts due from Morgan Stanley affiliates for the Company’s revenue and recharging of expenses to

Morgan Stanley. The Company receives interest at Morgan Stanley’s internal prevailing rates on the cash deposits and related party receivables. The receivable amounts are unsecured. As of August 31, 2007, excess funds deposited with the parent company were approximately $51,799,000. Related party receivables as of August 31, 2007 were approximately $4,355,000. Interest earned on both cash on deposit with the parent company and related party receivables for the nine months ended August 31, 2006 and 2007 totaled approximately $10,289,000 and $11,563,000, respectively.

Revenues

Morgan Stanley or its affiliates and Capital Group International, Inc. or its affiliates subscribe to, in the normal course of business, certain of the Company’s products. Historically, Morgan Stanley and Capital Group International were entitled to a 15% discount on certain of the Company’s products and Capital Group International was entitled to most favored nation treatment in certain circumstances. Capital Group International receives this 15% discount with respect to one of its contracts with the Company, which terminates on August 31, 2009. Morgan Stanley does not receive this 15% discount under any of its outstanding contracts with the Company, but it does receive discounts consistent with those available to comparable clients. Although Morgan Stanley and Capital Group International will not be entitled to the historic 15% discount on contracts entered into after completion of this offering, in the course of renegotiating their contracts upon termination, they may receive a discount similar to those available to comparable clients. Revenues recognized by the Company from subscriptions to the Company’s products by related parties for the nine-month periods ended August 31, 2006 and 2007 are set forth below (amounts in thousands):

	August 31, 2006	August 31, 2007
Morgan Stanley and its affiliates	$10,387	$9,001
Capital Group International, Inc. and its affiliates	1,211	1,300

Total	$11,598	$10,301

Administrative Expenses

Morgan Stanley affiliates have invoiced administrative expenses to the Company relating to office space, equipment and staff services. The amount of services provided by Morgan Stanley affiliates for the nine month periods ended August 31, 2006 and 2007 was approximately $16,392,000 and $19,806,000, respectively.

Payables to related parties

Payables to related parties consist of amounts due to Morgan Stanley affiliates for the Company’s expenses, income taxes and prepayments for the Company’s services. The amounts outstanding are unsecured, bear interest at Morgan Stanley’s internal prevailing rates and are payable on demand. Amounts payable to related parties as of August 31, 2007 were approximately $12,394,000. Interest expense on these payables for the nine months ended August 31, 2006 and 2007 was approximately $241,000 and $1,604,000, respectively.

Notes Payable to Morgan Stanley

On July 18, 2007, the Company declared a dividend in the amount of $973,000,000 to its shareholders. This dividend was subsequently paid on July 19, 2007. This dividend was funded with cash of $325,000,000, supplemented by a demand note to Morgan Stanley for $625,901,000 and a demand note to Capital Group International, Inc. for $22,098,694. On July 19, 2007 the Company paid the Capital Group International, Inc. demand note in full. The Morgan Stanley demand note matures on November 30, 2007 and is callable by Morgan Stanley from October 12, 2007 with two business days’ notice. The note bears interest at the open federal funds rate plus 35 basis points per annum, which was 5.725% on August 31, 2007.

10.    CASH AND CASH EQUIVALENTS

Cash and cash equivalents aggregated to $21,599,000 at August 31, 2007. This constituted approximately 3% of total assets as of August 31, 2007.

11.    CASH DEPOSITED WITH RELATED PARTIES

Excess cash is deposited with the Company’s parent company and is shown separately on the balance sheet under Cash deposited with related parties. Cash deposited with related parties was $51,799,000 as of August 31, 2007, representing approximately 7% of total assets. Cash on deposit with related parties is available on demand. Cash on deposit with related parties earned interest at average rates of 5.1% and 5.6% for the nine months ended August 31, 2006 and 2007, respectively.

12.    RESEARCH AND DEVELOPMENT

The Company accounts for research and development costs in accordance with several accounting pronouncements, including SFAS No. 2, Accounting for Research and Development Costs (SFAS 2), and SFAS No. 86, Accounting for the Costs of Computer Software to be Sold, Leased, or Otherwise Marketed (SFAS 86). SFAS 2, requires that R&D generally be expensed as incurred. SFAS No. 86 specifies that costs incurred internally in researching and developing a computer software product should be charged to expense until technological feasibility has been established for the product. Once technological feasibility is established, all software costs should be capitalized until the product is available for general release to customers. Judgment is required in determining when technological feasibility of a product is established. The Company has determined that technological feasibility for the Company’s software products is reached shortly before the products are released to clients. Costs incurred after technological feasibility is established have not been material, and accordingly, the Company has expensed all research and development costs when incurred. Research and development costs for the nine months ended August 31, 2006 and 2007 were approximately $38,357,000 and $42,464,000, respectively and is included in cost of services in the condensed consolidated statements of income.

13.    INCOME TAXES

The provision for income taxes consisted of:

	For the Nine Months Ended August 31,
	2006	2007
	(in thousands)
Current:
U.S. federal	$30,285	$35,202
U.S. state and local	5,027	4,022
Non-U.S.	1,630	3,959

	36,942	43,183

Deferred:
U.S. federal	(5,657)	(6,568)
U.S. state and local	(134)	(163)
Non-U.S.	(382)	(133)

	(6,173)	(6,864)

Provision for income taxes from continuing operations	$30,769	$36,319

Provision for income taxes on discontinued operations	$419	$—

The following table reconciles the provision to the U.S. federal statutory income tax rate:

	For the Nine Months Ended August 31,
	2006	2007
U.S. federal statutory income tax rate	35.00%	35.00%
U.S. state and local income taxes, net of U.S. federal income tax benefits	3.34%	2.53%
Lower tax rates applicable to non-U.S. earnings	(4.41)%	(0.37)%
Domestic tax credits	(0.34)%	(0.49)%
Other	2.24%	(0.06)%

Effective income tax rate	35.83%	36.61%

The Company’s taxable income historically has been included in the consolidated United States federal income tax return of Morgan Stanley and in returns filed by Morgan Stanley with certain state taxing jurisdictions. The Company’s foreign income tax returns have been filed on a separate company basis. The Company’s federal income tax liability has been computed and presented in these consolidated financial statements as if it were a separate taxpaying entity in the periods presented. The state and local tax liability presented in these consolidated financial statements reflects the fact that the Company is included in state unitary filings of Morgan Stanley, and that its tax liability is affected by the attributions of the unitary group. As a stand-alone taxpayer, the Company’s state and local tax filings will reflect its separate filing attributes. Federal and state taxes are remitted to Morgan Stanley pursuant to a tax sharing agreement between the companies.

Deferred income tax expense is provided for using the asset and liability method, under which deferred tax assets and liabilities are determined based on the temporary differences between the financial statement and income tax bases of assets and liabilities using currently enacted tax rates.

As of August 31, 2007, the Company had approximately $14.8 million of earnings attributable to foreign subsidiaries for which no provisions have been recorded for income tax that could occur upon repatriation. Except to the extent such earnings can be repatriated tax efficiently, they are permanently invested abroad. It is not practicable to determine the amount of income taxes payable in the event all such foreign earnings are repatriated.

Deferred income taxes reflect the net tax effects of temporary differences between the financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when such differences are expected to reverse. Significant components of the Company’s deferred tax assets and liabilities at August 31, 2007 were as follows:

As of August 31, 2007
(in thousands)
Deferred tax assets:
Employee compensation and benefit plans	$6,480
Provision for bad debts	1,032
Deferred expenses	288
Property, equipment and leasehold improvements, net	2,068
Other	1,024

Total deferred tax assets	10,892

Deferred tax liabilities:
Intangible assets	61,555
Valuation of investments and receivables	5
Other	4,663

Total deferred tax liabilities	66,223

Net deferred tax liabilities	$(55,331)

Net current deferred tax asset	$4,156
Net non-current deferred tax liabilities	(59,487)

Net deferred tax liabilities	$(55,331)

Income Tax Examinations

The Company is under continuous examination by the Internal Revenue Service (the “IRS”) and other tax authorities in certain countries, such as Japan and the United Kingdom, and states in which the Company has significant business operations, such as New York. The tax years under examination vary by jurisdiction; for example, the current IRS examination covers 1999-2005. The Company regularly assesses the likelihood of additional assessments in each of the taxing jurisdictions resulting from these and subsequent years’ examinations. The Company believes that the resolution of tax matters will not have a material effect on the consolidated financial condition of the Company, although a resolution could have a material impact on the Company’s consolidated statement of income for a particular future period and on the Company’s effective income tax rate for any period in which such resolution occurs.

14.    SEGMENT INFORMATION

FASB Statement No. 131, Disclosures about Segments of an Enterprise and Related Information, establishes standards for reporting information about operating segments. Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker, or decision making group, in deciding how to allocate resources and in assessing performance. Based on the Company’s integration and management strategies, the Company operated in a single business segment. All of the Company’s operating revenue is generated from the supply of investment decision support tools.

In the nine-month period ended August 31, 2007, Barclays PLC and its affiliates accounted for 13% of the Company’s operating revenues.

The following table sets forth revenue and long-lived assets by geographic area (in thousands):

	For the Nine Months Ended and as of August 31,
	2006		2007
	Revenues	Long-lived Assets	Revenues	Long-lived Assets
Americas:
United States	$109,535	$651,173	$135,429	$624,024
Other	6,613	13	8,196	8

Total Americas	$116,148	$651,186	$143,625	$624,032

Europe, Middle East and Africa:
United Kingdom	$29,479	$672	$33,125	$509
Other	48,342	1,381	54,397	2,354

Total Europe, Middle East and Africa	$77,821	$2,053	$87,522	$2,863

Asia & Australia:
Japan	$22,052	$145	$20,354	$119
Other	13,091	330	16,727	593

Total Asia & Australia	$35,143	$475	$37,081	$712

Total	$229,112	$653,714	$268,228	$627,607

15.    LEGAL MATTERS

From time to time the Company is party to various litigation matters incidental to the conduct of its business. The Company is not presently party to any legal proceedings the resolution of which it believes would have a material adverse effect on its business, operating results, financial condition or cash flows.

16.    UNAUDITED PRO FORMA INCOME STATEMENT DATA

The Company is presenting pro forma basic and diluted net income per share in accordance with SFAS No. 128, Earnings Per Share. The Company made pro forma adjustments to the historical results of operations for the nine months ended August 31, 2007 to show the pro forma effect for the following as if they had occurred on December 1, 2005:

(i) Payment of the $973.0 million dividend using cash deposited with related parties and demand notes issued to Morgan Stanley and Capital Group International, Inc. and the payment in full in cash of the $22.1 million Capital Group International, Inc. demand note.

(ii) The reclassification (see Note 17) of each share of the Company’s outstanding common stock into 2,861.235208 shares of class B common stock.

(iii) The issuance and sale by the Company of 14,000,000 shares of class A common stock pursuant to the initial public offering at $18.00 per share.

(iv) The receipt of proceeds from the $425.0 million borrowing under a new $500.0 million credit facility the Company entered into on the date of the prospectus. The interest expense related to the new credit facility is based on an assumed interest rate of 8.0%. A tax rate of 36.3% was used in calculating the related income tax effect.

(v) The payment of the Morgan Stanley demand note with the proceeds from (iii) and (iv) above.

The denominator used to determine basic and diluted net income per share includes the number of common shares outstanding for the year plus the number of shares expected to be issued in the initial public offering. The number of common shares outstanding for the year reflects the reclassification of the Company’s existing common stock into class B common stock as described in Note 17.

The following table presents a reconciliation of net income as reported to pro forma net income and of the numerators and denominators for pro forma basic and diluted net income per share (in thousands, except per share data):

	For the fiscal year ended August 31, 2007
	Income (Numerator)	Shares (Denominator)	Per share Amount
Net income as reported	$62,872
Effect on interest expense (net of income tax) associated with new credit facility and payment of dividend	(20,961)

Pro forma net income	41,911
Weighted average number of shares outstanding		83,900

Number of shares to be issued in offering		14,000

Pro forma basic net income per share	$41,911	97,900	$0.43

Effective of dilutive securities		—
Pro forma diluted earnings per share	$41,911	97,900	$0.43

17.    SUBSEQUENT EVENTS

Founders Grants

On October 24, 2007, the Company’s Board of Directors approved a founders grant, subject to completion of the initial public offering, to employees and service providers of the Company. The expected aggregate value of this founders grant is approximately $68 million of restricted stock units and options, subject to a vesting period. The restricted stock units and options vest over a four-year period, with 50% vesting on the second anniversary of the grant date and 25% vesting on each of the third and fourth anniversary of the grant date. The options have an exercise price per share equal to the final offering price per share and have a term of ten years subject to earlier cancellation in certain circumstances. The aggregate value of the options will be calculated using the Black-Scholes valuation method, consistent with SFAS No. 123R.

Share Reclassification

On October 24, 2007, subject to completion of the initial public offering, the Company’s Board of Directors approved the Amended and Restated Certificate of Incorporation, which included: (i) authority to issue 850,000,000 shares of stock, consisting of 500,000,000 shares of class A common stock, par value $0.01 per share, 250,000,000 shares of class B common stock, par value $0.01 per share, and 100,000,000 shares of preferred stock, par value $0.01 per share; and (ii) a reclassification of each share of the Company’s outstanding common stock into 2,861.235208 shares of class B common stock. All per share computations included in the condensed consolidated financial statements have been restated to reflect the reclassification.

MSCI Inc.

CONSOLIDATED FINANCIAL STATEMENTS

AS OF MAY 31, 2007 AND FOR THE SIX MONTHS ENDED MAY 31, 2007

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

MSCI Inc.

We have audited the accompanying consolidated statement of financial condition of MSCI Inc. and subsidiaries (the “Company”) as of May 31, 2007, and the related consolidated statements of income, comprehensive income, shareholders’ equity, and cash flows for the six months ended May 31, 2007. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of MSCI Inc. and subsidiaries at May 31, 2007, and the results of their operations and their cash flows for the six months ended May 31, 2007, in conformity with accounting principles generally accepted in the United States of America.

As described in Note 18 to the consolidated financial statements, the accompanying statements of financial condition as of May 31, 2007 and the accompanying related statement of cash flows for the six months ended May 31, 2007 have been restated.

/s/  Deloitte & Touche LLP

New York, New York

October 10, 2007 (October 24, 2007 as to the share reclassification described in Note 17)

MSCI Inc.

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION

As of May 31, 2007 (as restated)
(in thousands, except share data)
ASSETS
Current assets
Cash and cash equivalents	$29,951
Cash deposited with related parties	367,010
Trade receivables (net of allowances of $1,536)	93,378
Due from related parties	5,225
Deferred taxes	2,344
Prepaid and other assets	3,501

Total current assets	501,409
Property, equipment and leasehold improvements (net of accumulated depreciation of $11,966)	4,444
Investments in unconsolidated company	3,000
Goodwill	441,623
Intangible assets (net of accumulated amortization of $80,721)	188,229

Total assets	$1,138,705

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Payable to related parties	$30,294
Income taxes payable	905
Accrued compensation and related benefits	26,570
Other accrued liabilities	10,982
Deferred revenue	139,654

Total current liabilities	208,405
Deferred taxes	61,755

Total liabilities	270,160

Commitments and contingencies (See Notes 11 and 16)
Shareholders’ equity
Common stock (par value $1.00 per share, 40,000 shares authorized, 29,323 shares issued and outstanding)	29
Additional paid in capital	649,884
Retained earnings	217,614
Accumulated other comprehensive loss	1,018

Total shareholders’ equity	868,545

Total liabilities and shareholders’ equity	$1,138,705

See Notes to Consolidated Financial Statements

MSCI Inc.

CONSOLIDATED STATEMENT OF INCOME

For the Six Months Ended May 31, 2007
(in thousands, except per share data)
Operating revenues(1)	$175,821
Cost of services(1)	62,607
Selling, general and administrative(1)	44,453
Amortization of intangible assets	12,531

Total operating expenses	119,591

Operating income	56,230
Interest income(1)	10,586
Interest expense(1)	597
Other income (loss)	53

Interest and other income, net	10,042

Income before provision for income taxes	66,272
Provision for income taxes	24,779

Net income	$41,493

Earnings (loss) per basic and diluted common share(2):	$0.49

Weighted average shares outstanding used in computing earnings (loss) per share:
Basic and diluted(2)	83,900

(1)	Amounts related to related parties are as follows:

For the Six Months Ended May 31, 2007

(in thousands)
Operating revenues	$7,019
Cost of services	$7,108
Selling, general and administrative	$5,688
Interest income	$10,496
Interest expense	$345

(2)	Basic and diluted shares outstanding and per share computations have been restated to reflect the share reclassification outlined in note 17.

See Notes to Consolidated Financial Statements

MSCI Inc.

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

For the Six Months Ended May 31, 2007
(in thousands)
Net Income	$41,493
Other comprehensive loss net of tax:
Foreign currency translation adjustments	1,340

Comprehensive income	$42,833

See Notes to Consolidated Financial Statements

MSCI Inc.

CONSOLIDATED STATEMENT OF SHAREHOLDERS’ EQUITY

	Common Stock	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Loss	Total
	(in thousands)
Balance at November 30, 2006	$29	$649,884	$176,121	($322)	$825,712
Net income	—	—	41,493	—	41,493
Foreign currency translation adjustment	—	—	—	1,340	1,340

Balance at May 31, 2007	$29	$649,884	$217,614	1,018	868,545

See Notes to Consolidated Financial Statements

MSCI Inc.

CONSOLIDATED STATEMENT OF CASH FLOWS

For the Six Months Ended May 31, 2007 (as restated)
(in thousands)
Net income	$41,493
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation and amortization of property, equipment and leasehold improvements	1,089
Amortization of intangible assets	12,531
Provision for bad debts	50
Deferred taxes	(2,784)
Loss on disposal of assets	10
Changes in assets and liabilities:
Trade receivables	(31,091)
Due from related parties	32,613
Prepaid and other assets	51
Payable to related parties	(34,383)
Deferred revenue	37,286
Accrued compensation and related benefits	(19,545)
Income taxes payable	(108)
Other accrued liabilities	4,173

Net cash provided by operating activities	41,385

Cash flows from investing activities:
Cash deposited with related parties	(36,779)
Purchased property, equipment and leasehold improvements	(357)

Net cash used in investing activities	(37,136)

Effect of exchange rate changes	1,340

Net increase in cash and cash equivalents	5,589
Cash and cash equivalents, beginning of period	24,362

Cash and cash equivalents, end of period	$29,951

Supplemental disclosure of cash flow information
Cash paid for interest	$597

Cash paid for income taxes	$4,837

See Notes to Consolidated Financial Statements

MSCI Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.    INTRODUCTION AND BASIS OF PRESENTATION

Organization

The consolidated financial statements include the accounts of MSCI Inc. (formerly known as Morgan Stanley Capital International Inc.) and its subsidiaries. MSCI Inc. and its subsidiaries are hereafter referred to collectively as the “Company” or “MSCI.” The Company’s majority shareholder, Morgan Stanley (“parent company”), has a 96.6% interest in the Company. Morgan Stanley is a global financial services firm that, through its subsidiaries and affiliates, provides its products and services to a large and diversified group of clients and customers, including corporations, governments, financial institutions and individuals. The remaining 3.4% of the Company is owned by Capital Group International, Inc.

MSCI is a leading provider of investment decision support tools to investment institutions worldwide. The Company produces indices and risk and return portfolio analytics for use in managing investment portfolios. The Company’s products are used by institutions investing in or trading equity, fixed income and multi-asset class instruments and portfolios around the world. The Company’s flagship products are its international equity indices marketed under the MSCI brand and its equity portfolio analytics marketed under the Barra brand. The Company’s products are used in many areas of the investment process, including portfolio construction and optimization, performance benchmarking and attribution, risk management and analysis, index-linked investment product creation, asset allocation, investment manager selection and investment research.

The Company’s primary products consist of equity indices, equity portfolio analytics and multi-asset class portfolio analytics. The Company also has product offerings in the areas of fixed income portfolio analytics; hedge fund indices and risk models, and energy and commodity asset valuation analytics. The Company’s products are generally comprised of proprietary index data, risk data and sophisticated software applications. The Company’s index and risk data are created by applying its models and methodologies to market data. The Company’s clients can use its data together with its proprietary software applications, third-party applications or their own applications in their investment processes. The Company’s proprietary software applications offer its clients sophisticated portfolio analytics to perform in-depth analysis of their portfolios, using its risk data, the client’s portfolio data and fundamental and market data.

Basis of Presentation

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. The Company’s policy is to consolidate all entities in which it owns more than 50% of the outstanding voting stock unless it does not control the entity. It is also the Company’s policy to consolidate any variable interest entity for which the Company is the primary beneficiary, as required by Financial Accounting Standards Board (“FASB”) Interpretation No. 46R, Consolidation of Variable Interest Entities (revised December 2003)—an interpretation of ARB No. 51 (“FIN 46R”). For investments in any entities in which the Company owns 50% or less of the outstanding voting stock but in which the Company has significant influence over operating and financial decisions, the Company applies the equity method of accounting. In cases where the Company’s investment is less than 20% and significant influence does not exist, such investments are carried at cost.

On June 3, 2004, Morgan Stanley acquired Barra, Inc. (“Barra”). On December 1, 2004, Morgan Stanley contributed Barra to the Company. The contribution of Barra was accounted for as a transfer of net assets between entities under common control and, therefore, presented in the financial position and results of operations of the Company as if Barra had been combined with the Company from the date of acquisition.

Significant Accounting Policies

Basis of Financial Statements and Use of Estimates

The Company’s consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (GAAP). These accounting principles require the Company to make certain estimates and judgments that can affect the reported amounts of assets and liabilities as of the date of the consolidated financial statements, as well as the reported amounts of revenue and expenses during the periods presented. Significant estimates and assumptions made by management include the deferral and recognition of income, the allowance for doubtful accounts, impairment of long-lived assets, accounting for income taxes and other matters that affect the consolidated financial statements and related disclosures. Actual results could differ materially from these estimates.

The consolidated financial statements have been derived from the financial statements and accounting records of Morgan Stanley using the historical results of operations and historical bases of assets and liabilities of the Company’s business. The consolidated statements of income reflect expense allocations for certain corporate functions historically provided by Morgan Stanley, including human resources, information technology, accounting, legal and compliance, corporate services, treasury and other services. These allocations were based on what the Company and Morgan Stanley considered to be reasonable reflections of the utilization levels of these services required in support of the Company’s business and are based on methods that include direct time tracking, headcount, inventory metrics and corporate overhead. As a stand-alone company, and as the Company replaces services currently provided by Morgan Stanley, the Company’s expenses may be higher or lower than the amounts reflected in the consolidated statements of income.

Inter-company balances and transactions are eliminated in consolidation.

Revenue Recognition

Revenue related to the Company’s non-software-related recurring arrangements is recognized pursuant to the requirements of Emerging Issues Task Force 00-21 (“EITF 00-21”), “Revenue Arrangements with Multiple Deliverables”. Under EITF 00-21, transactions with multiple elements should be considered separate units of accounting if all of the following criteria are met:

•	The delivered item has stand-alone value to the client,

•	There is objective and reliable evidence of the fair value of the undelivered item(s), and

•	If the arrangement includes a general right of return, delivery or performance of the undelivered items is considered probable and substantially in the control of the vendor.

The Company has signed subscription agreements with all of its clients that set forth the fees paid to the Company by the clients. Further, the Company regularly assesses the receivable balances for each client. The Company’s subscription agreements for these products include provisions that, among other things, allow clients, for no additional fee, to receive updates and modifications which from time to time may be made, for the term of the agreement, typically one year. As the Company currently does not have objective and reliable evidence of the fair value of this element of the transaction, the Company does not account for the delivered item as a separate element. Accordingly, the Company recognizes revenue ratably over the term of the license agreement.

The Company’s software-related recurring revenue arrangements do not require significant modification or customization of any underlying software applications being licensed. Accordingly, the Company recognizes software revenues, excluding the energy and commodity asset valuation analytics products, pursuant to the requirements of Statement of Position (“SOP”) 97-2, “Software Revenue Recognition,” as amended by SOP 98-9 “Modification of SOP 97-2, Software Revenue Recognition, With Respect to Certain Transactions.” In accordance with SOP 97-2, the Company begins to recognize revenue from subscriptions, maintenance and customer technical support, and professional services when all of the following criteria are met: (1) the Company has persuasive evidence of a legally binding arrangement, (2) delivery has occurred, (3) client fee is deemed fixed or determinable, and (4) collection is probable.

The Company has signed subscription agreements with all of its clients that set forth the fees paid to the Company by the clients. Further, the Company regularly assesses the receivable balances for each client. The Company’s subscription agreements for software products include provisions that, among other things, allow clients to receive unspecified future software upgrades for no additional fee as well as the right to use the software products with maintenance for the term of the agreement, typically one year. As the Company does not have vendor specific objective evidence (“VSOE”) for these elements (except for the support related to energy and commodity asset valuation products), the Company does not account for these elements separately. Accordingly, except for revenues related to energy and commodity asset valuation products, the Company recognizes revenue ratably over the term of the license agreement.

The Company’s software license arrangements generally do not include acceptance provisions. Such provisions generally allow a client to test the software for a defined period of time before committing to license the software. If a license agreement includes an acceptance provision, the Company does not record subscription revenue until the earlier of the receipt of a written customer acceptance or, if not notified by the customer that it is cancelling the license agreement, the expiration of the acceptance period.

For the energy and commodity asset valuation analytics products, the Company uses the residual method to recognize revenue when a product agreement includes one or more elements to be delivered at a future date and VSOE of the fair value of all undelivered elements exists. In virtually all of the Company’s contracts, the only element that remains undelivered at the time of delivery of the product is support. The fair value of support is determined based upon the fees paid for the support by clients who purchase support separately. Under the residual method, the fair value of the undelivered element is deferred and the remaining portion of the contract fee is recognized as product revenue. Support fees for these products are recognized ratably over the support period.

The Company applies Staff Accounting Bulletin No. 104 (“SAB 104”), Revenue Recognition, in determining revenue recognition related to clients that use the Company’s indices as the basis for certain index-linked investment products such as exchange traded funds or futures contracts. These clients commonly pay the Company a fee based on the investment product’s assets under management or contract volumes. These fees are calculated based upon estimated assets in the investment product or contract volumes obtained either through independent third-party sources or the most recently reported information of the client.

The Company recognizes revenue when all the following criteria are met:

•	The client has signed a contract with the Company,

•	The service has been rendered,

•	The amount of the fee is fixed and determinable based on the terms of the contract, and

•	Collectability is reasonably assured.

The Company has signed contracts with all clients that use the Company’s indices as the basis for certain index-linked investment products, such as exchange traded funds or futures contracts. The contracts state the terms under which the assets under management fees are to be calculated. These fees are billed in arrears, after the fees have been earned. The fees are earned as the Company supplies the indices to the client. The Company assesses the credit worthiness of these clients prior to entering into a contract and regularly reviews the receivable balances related to them.

Share-Based Compensation

Certain employees of the Company have received share-based compensation under Morgan Stanley’s executive compensation programs. The Company’s compensation expense reflects the adoption by Morgan Stanley of the fair value method of accounting for share-based payments under Statement of Financial

Accounting Standards (“SFAS”) No. 123R, Share-Based Payment (“Statement No. 123R”) using the modified prospective approach as of December 1, 2004. Prior to the adoption of Statement No. 123R, Morgan Stanley had adopted the fair value method prospectively for awards granted on or after December 1, 2002, as permitted under the transition guidance of FASB Statement No. 148, Accounting for Stock-Based Compensation—Transition and Disclosure, an amendment of FASB Statement No. 123. For awards granted prior to December 1, 2002 (some of which remained unvested or unexercised in the periods presented in these financial statements), Morgan Stanley applied the intrinsic value method prescribed by Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees.

Additionally, based on interpretive guidance related to Statement No. 123R, in the first quarter of 2006, Morgan Stanley changed its accounting policy for expensing the cost of anticipated 2006 year-end share-based awards that were granted to retirement-eligible employees in the first quarter of 2007. Effective December 1, 2005, Morgan Stanley began accruing the estimated cost of these awards over the course of the current year rather than expensing the awards on the date of grant.

Deferred Revenue

Deferred revenues represent amounts billed or payments received from customers for services and maintenance in advance of performing the services. The Company’s clients normally pay subscription fees annually or quarterly in advance. Deferred revenue is amortized ratably over the service period. Where the contract has not begun or renewed, deferred revenues and accounts receivable are not recognized.

Accounting for Income Taxes

The Company’s taxable income historically has been included in the consolidated United States federal income tax return of Morgan Stanley and in returns filed by Morgan Stanley with certain state taxing jurisdictions. The Company’s foreign income tax returns have been filed on a separate company basis. The Company’s federal income tax liability has been computed and presented in these statements as if it were a separate taxpaying entity in the periods presented. The state and local tax liability presented in these statements reflects the fact that the Company is included in state unitary filings of Morgan Stanley, and that its tax liability is affected by the attributions of the unitary group. As a stand-alone taxpayer, the Company’s state and local tax filings will reflect its separate filing attributes. Federal and state taxes are remitted to Morgan Stanley pursuant to a tax sharing agreement between the companies.

Deferred income tax expense is provided for using the asset and liability method, under which deferred tax assets and deferred liabilities are determined based on the temporary differences between the financial statement and income tax bases of assets and liabilities using currently enacted tax rates.

Research and Development and Software Capitalization

The Company accounts for research and development costs in accordance with several accounting pronouncements, including SFAS No. 2, Accounting for Research and Development Costs (“SFAS 2”) and SFAS No. 86, Accounting for the Costs of Computer Software to be Sold, Leased, or Otherwise Marketed (“SFAS 86”). SFAS 2, requires that R&D generally be expensed as incurred. SFAS No. 86 specifies that costs incurred internally in researching and developing a computer software product should be charged to expense until technological feasibility has been established for the product. Once technological feasibility is established, all software costs should be capitalized until the product is available for general release to clients. Judgment is required in determining when technological feasibility of a product is established. Costs incurred after technological feasibility is established have not been material, and accordingly, the Company has expensed all research and development costs when incurred. Research and development costs for the six months ended May 31, 2007 were, $29,601,000 and are included in cost of services in the consolidated statement of income.

Investments in Unconsolidated Companies

The Company accounts for investments in unconsolidated companies under the cost method of accounting.

Foreign Currency Translation

Assets and liabilities of operations having non-U.S. dollar functional currencies are translated at year-end rates of exchange, and income statement accounts are translated at weighted average rates of exchange for the year. Gains or losses resulting from translating foreign currency financial statements, net of related tax effects, are reflected in accumulated other comprehensive income (loss), a separate component of shareholders’ equity. Gains or losses resulting from foreign currency transactions are included in net income.

Comprehensive Income (Loss)

Comprehensive income (loss) includes certain changes in equity that are excluded from net income (loss). Specifically, cumulative foreign currency translation adjustments are included in accumulated other comprehensive income. Comprehensive income (loss) has been reflected in the consolidated statement of shareholders’ equity.

Accumulated other comprehensive gain totaled approximately $1,018,000 as of May 31, 2007, resulting primarily from cumulative foreign currency translation.

Allowances for Doubtful Accounts

The allowance for doubtful accounts is recorded when it is probable and estimable that a receivable will not be collected. The allowance for doubtful accounts was $1,536,000 at May 31, 2007. Changes in the allowance for doubtful accounts from November 30, 2006 to May 31, 2007 were as follows (amounts in thousands):

Balance as of November 30, 2006	$1,588
Addition to provision	50
Amounts written off	(102)

Balance as of May 31, 2007	$1,536

Cash and Cash Equivalents

Cash and cash equivalents consist of demand deposits and money market investments of three months or less.

Property, Equipment and Leasehold Improvements

Property, equipment and leasehold improvements are stated at cost less accumulated depreciation and amortization. Depreciation of furniture and fixtures and computer and communications equipment are provided principally by the straight-line method over the estimated useful life of the asset. Estimates of useful lives are as follows: furniture & fixtures—five years; computer and communications equipment—three to five years. Leasehold improvements are amortized on a straight-line basis over the lesser of the estimated useful life of the asset or, where applicable, the remaining term of the lease, but not exceeding 15 years.

Goodwill

Goodwill is recorded as part of the Company’s acquisitions of businesses when the purchase price exceeds the fair value of the net tangible and separately identifiable intangible assets acquired. The Company’s goodwill is not amortized, but rather is subject to an impairment test each year, or more often if conditions indicate impairment may have occurred, pursuant to Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible.

Fair Value of Financial Instruments

The Company’s financial instruments include cash and cash equivalents, cash on deposit with related parties, trade receivables, receivables from related parties, prepaid expenses and certain accrued liabilities and deferred revenue. The carrying value of these financial instruments approximates fair value given their short-term nature.

Impairment of Long-Lived Assets

The Company reviews long-lived assets and identifiable definite-lived intangible assets for impairment whenever events or changes in circumstances indicate that the carrying amount of these assets may not be recoverable. If the carrying value of the assets exceeds the estimated future undiscounted cash flows, a loss is recorded for the excess of the asset’s carrying value over the fair value. To date the Company has not recognized any impairment loss for long-lived assets.

Concentration of Credit Risk

The Company licenses its products and services to investment managers primarily in the United States, Europe and Asia (primarily Hong Kong and Japan). The Company evaluates the credit of its customers and does not require collateral. The Company maintains reserves for estimated credit losses.

Financial instruments that may potentially subject the Company to concentrations of credit risk consist principally of cash investments and short-term investments. Excess cash is held on deposit with the Company’s parent company. The Company receives interest at Morgan Stanley’s internal prevailing rates. At May 31, 2007, the amount held on deposit with the parent company was $367,010,000.

For the six months ended May 31, 2007, Barclays PLC and its affiliates accounted for 12% of the Company’s operating revenues.

2.    RECENT ACCOUNTING PRONOUNCEMENTS

In July 2006, the FASB issued FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109” (“FIN 48”). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in a company’s financial statements and prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in an income tax return. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. FIN 48 is effective for the Company as of December 1, 2007. The Company is currently evaluating the potential impact of adopting FIN 48.

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements (“Statement No. 157”). Statement No. 157 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. Statement No. 157 is effective beginning an entity’s first fiscal year that begins after November 15, 2007, or upon early adoption of FASB Statement No. 159. The Company early adopted FASB Statement No. 159 as of December 1, 2006, and, in effect, adopted Statement No. 157 at the same time. The adoption of Statement No. 157 did not have a material impact on the Company’s consolidated financial statements.

In September 2006, the FASB issued SFAS No. 158, Employers’ Accounting for Defined Benefit Pension and Other Post-retirement Plans, an amendment of FASB Statements No. 87, 88, 106 and 132(R) (“SFAS No. 158”). SFAS No. 158 requires an employer to recognize the funded status of defined benefit pension and other post-retirement benefit plans as an asset or liability. SFAS No. 158 also requires the measurement of defined benefit and post-retirement plan assets and obligations at the end of the fiscal year. The Company’s employees currently participate in Morgan Stanley’s pension and other post-retirement plans and SFAS No. 158 is effective for Morgan Stanley as of November 30, 2007. Based on information currently available, Morgan Stanley expects to record an after-tax charge of approximately $200 million to shareholders’ equity as of November 30, 2007 upon the adoption of SFAS No. 158. Morgan Stanley expects to adopt a fiscal year-end measurement date for its fiscal year ending November 30, 2008. However, as these plans are not separately identifiable for the Company, the adoption of SFAS No. 158 by Morgan Stanley would not impact the Company’s financial statements.

In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities (“Statement No. 159”). Statement No. 159 permits entities to elect to measure certain assets and liabilities at fair value with changes in the fair values of those items (unrealized gains and losses) recognized in the statement of income for each reporting period. Under this Statement, fair value elections can be made on an instrument-by-instrument basis, are irrevocable, and can only be made upon specified election date events. In addition, new disclosure requirements apply with respect to instruments for which fair value measurement is elected. The Company elected to early adopt Statement No. 159 as of December 1, 2006. Effective December 1, 2006, the Company chose not to make any fair value elections with respect to any of its eligible assets or liabilities as permitted under the provisions of Statement No. 159. The adoption did not have a material impact to the Company’s consolidated financial statements.

In June 2007, the EITF reached consensus on Issue No. 06-11, “Accounting for Income Tax Benefits of Dividends on Share-Based Payment Awards.” EITF Issue No. 06-11 requires that the tax benefit related to dividend equivalents paid on restricted stock units that are expected to vest be recorded as an increase to additional paid-in capital. The Company currently accounts for this tax benefit as a reduction to its income tax provision. EITF Issue No. 06-11 is to be applied prospectively for tax benefits on dividends declared in fiscal years beginning after December 15, 2007. The Company is currently evaluating the potential impact of adopting EITF Issue No. 06-11.

3.    EARNINGS (LOSS) PER COMMON SHARE

Basic and diluted earnings (loss) per common share is computed by dividing net income by the weighted average number of common shares outstanding during the period.

The following table sets forth the computation of earnings per share (in thousands, except per share data):

For the Six Months Ended May 31, 2007
Net income	$41,493

Weighted average common shares outstanding:
Basic and diluted(1)	83,900

Earnings (loss) per basic and diluted common share	$0.49

(1)	Basic and diluted shares outstanding and per share computations have been restated to reflect the share reclassification outlined in note 17.

4.    CASH AND CASH EQUIVALENTS

Cash and cash equivalents aggregated to $29,951,000 at May 31, 2007. This constituted approximately 3% of total assets.

5.    CASH DEPOSITED WITH RELATED PARTIES

The Company deposits most of its excess funds with its parent company. As of May 31, 2007, excess funds deposited with the parent company were approximately $367,010,000. Cash on deposit with its parent company is available on demand. Cash on deposit with its parent company earned interest at an average rate of 5.59% for the six months ended May 31, 2007.

6.    RELATED PARTY TRANSACTIONS

Cash Deposits, Receivables from Related Parties and Interest Income

The Company deposits most of its excess funds with its parent company. Related party receivables consist of amounts due from Morgan Stanley affiliates for the Company’s revenue and recharge of expenses to Morgan Stanley. The Company receives interest at Morgan Stanley’s internal prevailing rates on the cash deposits and related party receivables. The receivable amounts are unsecured. As of May 31, 2007, excess funds deposited with the parent company were approximately $367,010,000, representing approximately 32% of total assets. Related party receivables as of May 31, 2007 were approximately $5,225,000. Interest earned on both cash on deposit with the parent company and related party receivables for the six months ended May 31, 2007 totaled approximately $10,496,000.

Revenues

Morgan Stanley or its affiliates and Capital Group International, Inc. or its affiliates subscribe to, in the normal course of business, certain of the Company’s products. Historically, Morgan Stanley and Capital Group International were entitled to a 15% discount on certain of the Company’s products and Capital Group International was entitled to most favored nation treatment in certain circumstances. Capital Group International receives this 15% discount with respect to one of its contracts with the Company, which terminates on August 31, 2009. Morgan Stanley does not receive this 15% discount under any of its outstanding contracts with the Company, but it does receive discounts consistent with those available to comparable clients. Although Morgan Stanley and Capital Group International will not be entitled to the historic 15% discount on contracts entered into after completion of this offering, in the course of renegotiating their contracts upon termination, they may receive a discount similar to those available to comparable clients. Revenues recognized by the Company from subscription to the Company’s products by related parties for the six months ended May 31, 2007 are set forth below (amounts in thousands):

2007
Morgan Stanley and its affiliates	$6,155
Capital Group International, Inc. and its affiliates	864

Total	$7,019

Administrative Expenses

Morgan Stanley affiliates have invoiced administrative expenses to the Company relating to office space, equipment and staff services. The amount of services provided by Morgan Stanley affiliates for the six months ended May 31, 2007 was approximately $12,796,000.

Payables to Related Parties

Payables to related parties consist of amounts due to Morgan Stanley affiliates for the Company’s expenses, incomes taxes and prepayments for the Company’s services. The amounts outstanding are unsecured, bear interest at Morgan Stanley’s internal prevailing rates and are payable on demand. Amounts payable to related parties as of May 31, 2007 were approximately $30,294,000. Interest expense on these payables for the six months ended May 31, 2007 was approximately $345,000.

7.    PROPERTY, EQUIPMENT AND LEASEHOLD IMPROVEMENTS

Property, equipment and leasehold improvements at May 31, 2007 consisted of the following:

As of May 31, 2007
(in thousands)
Computer and related equipment	$6,859
Furniture and fixtures	1,376
Leasehold improvements	8,175

Subtotal	16,410
Accumulated depreciation and amortization	(11,966)

Property, equipment and leasehold improvements, net	$4,444

Depreciation and amortization expense of property, equipment and leasehold improvements was $1,089,000 for the six months ended May 31, 2007.

8.    INTANGIBLE ASSETS

The Company amortizes definite-lived intangible assets over their estimated useful lives. Amortizable intangible assets are tested for impairment when impairment indicators are present, and, if impaired, written down to fair value based on either discounted cash flows or appraised values. No impairment of intangible assets has been identified during any of the periods presented. The Company has no indefinite-lived intangibles.

Amortization expense related to intangible assets for the six months ended May 31, 2007 was approximately $12,531,000.

The gross carrying amounts and accumulated amortization totals related to the Company’s identifiable intangible assets are as follows (in thousands):

	As of May 31, 2007
	Gross Carrying Value	Accumulated Amortization	Net Carrying Value
Technology and software	$140,800	($57,834)	$82,966
Trademarks	102,220	(14,589)	87,631
Customer relationships	25,880	(8,248)	17,632
Non-competes	50	(50)	—

Total	$268,950	($80,721)	$188,229

Estimated amortization expense for succeeding years is presented below (amounts in thousands):

Fiscal Year	Amortization Expense
2007 (June 1, 2007 to November 30, 2007)	$13,822
2008	28,500
2009	25,718
2010	17,602
2011	17,602
Thereafter	84,985

Total	$188,229

As part of a product review on July 15, 2007, the Company decided to transition certain clients over the next two or three years from the application they currently subscribe to another of the Company’s products. At the end of this transition, this product will no longer be offered. Management performed an impairment test in accordance with SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets (SFAS 144). Management of the Company determined there is no impairment of this asset.

In accordance with SFAS No. 142, Goodwill and Other Intangible Assets (SFAS 142), the remaining useful life of the asset will be shortened from four-and-a-half years to two-and-a-half years. The revised estimated amortization is as follows (in thousands):

	Current amortization expense	Revised amortization expenses	Total effect of revised amortization
2007 Jun-Nov	$2,040	$3,328	$1,288
2008	4,080	7,516	3,436
2009	4,080	7,516	3,436
2010	4,080	—	(4,080)
2011	4,080	—	(4,080)

	$18,360	$18,360	$—

9.    GOODWILL

During the first quarter of fiscal 2007, the Company completed the annual goodwill impairment test (as of December 1 in each fiscal year). The Company’s testing did not indicate any goodwill impairment.

Changes in the carrying amount of the Company’s goodwill for the six months ended May 31, 2007 were as follows (amounts in thousands):

Balance as of November 30, 2006	441,623
Goodwill acquired	—

Balance as of May 31, 2007	$441,623

10.    INVESTMENTS IN UNCONSOLIDATED COMPANIES

The Company holds a 17% interest in Alacra, Inc, on a fully diluted basis. The investment is carried at approximately $3,000,000, which has been accounted for under the cost method. This interest was acquired as part of the purchase of Barra in 2004. The Company has periodically reviewed the financial performance, liquidity and other general market factors related to Alacra, Inc. to determine if the carrying value is still appropriate. The latest review was performed as of May 31, 2007, at which time it was determined that $3,000,000 is still an appropriate value.

11.    LEASE COMMITMENTS

The Company leases facilities under non-cancelable operating lease agreements. Future minimum commitments for these operating leases in place as of May 31, 2007, with a remaining non-cancelable lease term in excess of one year, are as follows (in thousands):

Fiscal Year	Amount
2007 (June 1, 2007 to November 30, 2007)	$2,782
2008	4,952
2009	4,739
2010	3,686
2011	3,743
Thereafter	11,422

Total	$31,324

The terms of certain lease agreements provide for rental payments on a graduated basis. The Company recognizes rent expense on the straight-line basis over the lease period and has accrued for rent expense incurred but not paid. Rent expense under operating leases and for space the Company uses in its parent company’s facilities for the six month periods ended May 31, 2007 was approximately $5,059,000. For those offices in which the Company occupies space in its parent company’s facilities, the rent charged includes allocations of services related to the maintenance of the space. The cost of these services is not broken out separately.

12.    EMPLOYEE BENEFIT PLANS

The Company participates in defined benefit pension and other post-retirement plans sponsored by Morgan Stanley for eligible U.S. employees. A supplementary pension plan covering certain executives is directly sponsored by Morgan Stanley. The Company also participates in a separate defined contribution pension plan maintained by Morgan Stanley that covers substantially all of its non-U.S. employees. The assets and obligations under these plans were not separately identifiable for MSCI. Discrete, detailed information concerning costs of these plans was not available for MSCI, but is part of general and administrative costs allocated by Morgan Stanley included in operating expenses on the statement of income. The Company has no pension or postretirement obligations as of November 30, 2006. Costs relating to pension and post-retirement benefit expenses allocated from Morgan Stanley included in cost of services were $792,000 for the six months ended May 31, 2007. Amounts included in selling, general and administrative expense related to these pension and post-retirement expenses for the six months ended May 31, 2007 were $111,000.

Net Periodic Benefit Expense. Net periodic benefit expense allocated to the Company was (in thousands):

	Pension	Post-retirement
	For the Six Months Ended May 31,	For the Six Months Ended May 31,
	2007	2007
Net periodic benefit expense	$801	$102

401(k), Employee Stock Ownership Plan (ESOP) and Profit Sharing Plans

Eligible employees may participate in the Morgan Stanley 401(k) Plan immediately upon hire. Eligible employees receive 401(k) matching contributions which are invested in Morgan Stanley’s common stock. Morgan Stanley also provides discretionary profit sharing to certain employees. The Company’s expense associated with the 401(k) Plan for the six months ended May 31, 2007 was approximately $1,018,000. The Company’s expense related to the ESOP and profit sharing plans for the six months ended May 31, 2007 was approximately $1.1 million.

13.    SHARE-BASED COMPENSATION

Certain employees of the Company have received share-based compensation under Morgan Stanley’s executive compensation programs. Expense allocations to the Company from Morgan Stanley reflect the adoption by Morgan Stanley of the fair value method of accounting for share-based payments under Statement No. 123R using the modified prospective approach as of December 1, 2004. Statement No. 123R requires measurement of compensation cost for share-based awards at fair value and recognition of compensation cost over the service period, net of estimated forfeitures.

The fair value of Morgan Stanley-related restricted stock units is determined based on the number of units granted and the grant date fair value of Morgan Stanley common stock. The fair value of Morgan Stanley-related stock options is determined using the Black-Scholes valuation model.

The components of share-based compensation expense (net of cancellations and a cumulative effect of a change in accounting principle in fiscal year 2005 associated with the adoption of Statement No. 123R) related to Company employees allocated to the Company are presented below (in thousands):

For the Six Months Ended May 31, 2007(1)
Deferred stock	$3,305
Stock options	154

Total	$3,459

(1)	Includes $1.5 million of accrued share-based compensation expense for Morgan Stanley equity awards expected to be granted to the Company’s retirement-eligible employees in December 2007.

The amount of this expense included in cost of services for the six months ended May 31, 2007 was $1,618,000.

The amount of this expense included in selling, general and administrative expense for the six months ended May 31, 2007 was $1,841,000.

The tax benefits for share-based compensation expense related to deferred stock and stock options granted to Company employees were $1.2 million for the six months ended May 31, 2007.

At May 31, 2007, approximately $5.7 million of compensation cost related to Morgan Stanley-related unvested share-based awards granted to the Company’s employees had not yet been recognized. The unrecognized compensation cost as of May 31, 2007 will be recognized primarily in 2008 and 2009.

Deferred Stock Awards. Certain Company employees have been granted deferred stock awards pursuant to several Morgan Stanley share-based compensation plans. The plans provide for the deferral of a portion of certain key employees’ discretionary compensation with awards made in the form of restricted common stock or the right to receive unrestricted shares of common stock in the future (“restricted stock units”). Awards under these plans are generally subject to vesting over time and to restrictions on sale, transfer or assignment until the end of a specified period, generally five years from date of grant. All or a portion of an award may be canceled if employment is terminated before the end of the relevant vesting period. All or a portion of a vested award also may be canceled in certain limited situations, including termination for cause during the restriction period.

The following table sets forth activity concerning Morgan Stanley vested and unvested restricted stock units applicable to the Company’s employees (share data in thousands):

For the Six Months Ended May 31, 2007	Number of Shares	Weighted Average Price
Restricted stock units at beginning of period	239	$52.68
Granted	68	78.34
Conversions to common stock	(3)	60.16
Canceled	(14)	53.69

Restricted stock units at end of period	290	$58.55

Vested and expected to vest restricted stock units at end of period	285	$58.35

The total fair values of restricted stock units held by the Company’s employees converted to Morgan Stanley common stock during the six months ended May 31, 2007 were $0.2 million.

The following table sets forth activity concerning Morgan Stanley vested and unvested restricted stock units related to the Company’s employees (share data in thousands):

For the Six Months Ended May 31, 2007	Number of Shares	Weighted Average Grant Date Fair Value
Unvested restricted stock units at beginning of period	184	$52.91
Granted	68	78.34
Vested	(89)	62.85
Canceled	(14)	53.69

Unvested restricted stock units at end of period(1)	149	$58.49

(1)	Unvested restricted stock units represent awards where recipients have yet to satisfy either the explicit vesting terms or retirement-eligibility requirements.

Stock Option Awards. Certain Company employees have been granted stock option awards pursuant to several Morgan Stanley share-based compensation plans. The costs associated with the participation in the plans are allocated to the Company and are included in employee compensation and benefits expense. The plans provide for the deferral of a portion of certain key employees’ discretionary compensation with awards made in the form of stock options generally having an exercise price not less than the fair value of Morgan Stanley common stock on the date of grant. Such stock option awards generally become exercisable over a one- to five-year period and expire 10 years from the date of grant, subject to accelerated expiration upon termination of employment. Stock option awards have vesting, restriction and cancellation provisions that are similar to those in the deferred stock awards.

The weighted average fair values of Morgan Stanley stock options related to the Company’s employees granted during the six months ended May 31, 2007 were $22.46, utilizing the following weighted average assumptions:

For the Six Months Ended May 31, 2007
Risk-free interest rate	4.4%
Expected option life in years	6.3 years
Expected stock price volatility	23.8%
Expected dividend yield	1.4%

The expected option life of stock options and the expected dividend yield of stock have been determined based upon Morgan Stanley’s historical experience. Beginning December 1, 2006, the expected stock price volatility assumption was determined using the implied volatility of exchange traded options, consistent with the guidance in SAB No. 107, Share-Based Payment. Prior to December 1, 2006, the expected stock price volatility was determined based upon Morgan Stanley’s historical stock price data over a time period similar to the expected option life.

These assumptions are not necessarily indicative of future assumptions or experiences.

The following table sets forth activity concerning Morgan Stanley stock options granted to the Company’s employees for the six months ended May 31, 2007 (option data and dollar values in thousands, except exercise price):

For the Six Months Ended May 31, 2007	Number of Options	Weighted Average Exercise Price	Weighted Average Remaining Life (Years)	Aggregated Intrinsic Value
Options outstanding at beginning of period	124	$53.93
Granted	40	$78.40
Exercised	(8)	$54.78
Canceled	(1)	$55.45

Options outstanding at end of period	155	$60.25	7.5	$3,849

Options vested and expected to vest at end of period	155	$60.25	7.5	$3,849

Options exercisable at end of period	112	$53.36	6.3	$3,849

The total intrinsic values of Morgan Stanley stock options exercised by the Company’s employees during the six months ended May 31, 2007 was $234,000.

14.    INCOME TAXES

The provision for income taxes consisted of:

For the Six Months Ended May 31, 2007
(in thousands)
Current:
U.S. federal	$21,399
U.S. state and local	3,345
Non-U.S.	2,819

27,563

Deferred:
U.S. federal	(3,146)
U.S. state and local	(82)
Non-U.S.	444

(2,784)

Provision for income taxes from continuing operations	$24,779

The following table reconciles the provision to the U.S. federal statutory income tax rate:

For the Six Months Ended May 31, 2007
(in thousands)
U.S. federal statutory income tax rate	35.00%
U.S. state and local income taxes, net of U.S. federal income tax benefits	3.20%
Lower tax rates applicable to non-U.S. earnings	(0.24)%
Domestic tax credits	(0.49)%
Other	(0.08)%

Effective income tax rate	37.39%

The Company’s taxable income historically has been included in the consolidated United States federal income tax return of Morgan Stanley and in returns filed by Morgan Stanley with certain state taxing jurisdictions. The Company’s foreign income tax returns have been filed on a separate company basis. The Company’s federal income tax liability has been computed and presented in these consolidated financial statements as if it were a separate taxpaying entity in the periods presented. The state and local tax liability presented in these consolidated financial statements reflects the fact that the Company is included in state unitary filings of Morgan Stanley, and that its tax liability is affected by the attributions of the unitary group. As a stand-alone taxpayer, the Company’s state and local tax filings will reflect its separate filing attributes. Federal and state taxes are remitted to Morgan Stanley pursuant to a tax sharing agreement between the companies.

Deferred income tax expense is provided for using the asset and liability method, under which deferred tax assets and liabilities are determined based on the temporary differences between the financial statement and income tax bases of assets and liabilities using currently enacted tax rates.

As of May 31, 2007, the Company had approximately $13.2 million of earnings attributable to foreign subsidiaries for which no provisions have been recorded for income tax that could occur upon repatriation. Except to the extent such earnings can be repatriated tax efficiently, they are permanently invested abroad. It is not practicable to determine the amount of income taxes payable in the event all such foreign earnings are repatriated.

Deferred income taxes reflect the net tax effects of temporary differences between the financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when such differences are expected to reverse. Significant components of the Company’s deferred tax assets and liabilities at May 31, 2007 were as follows:

As of May 31, 2007
(in thousands)
Deferred tax assets:
Employee compensation and benefit plans	$6,154
Provision for bad debts	581
Deferred expenses	357
Property, equipment and leasehold improvements, net	2,090

Total deferred tax assets	9,182

Deferred tax liabilities:
Intangible assets	63,845
Other	4,748

Total deferred tax liabilities	68,593

Net deferred tax liabilities	$(59,411)

Net current deferred tax asset	$2,344
Net non-current deferred tax liabilities	(61,755)

Net deferred tax liabilities	$(59,411)

Income Tax Examinations

The Company is under continuous examination by the Internal Revenue Service (the “IRS”) and other tax authorities in certain countries, such as Japan and the United Kingdom, and states in which the Company has significant business operations, such as New York. The tax years under examination vary by jurisdiction; for example, the current IRS examination covers 1999-2005. The Company regularly assesses the likelihood of additional assessments in each of the taxing jurisdictions resulting from these and subsequent years’ examinations. The Company believes that the resolution of tax matters will not have a material effect on the consolidated financial condition of the Company, although a resolution could have a material impact on the Company’s consolidated statement of income for a particular future period and on the Company’s effective income tax rate for any period in which such resolution occurs.

15.    SEGMENT INFORMATION

FASB Statement No. 131, Disclosures about Segments of an Enterprise and Related Information, establishes standards for reporting information about operating segments. Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker, or decision making group, in deciding how to allocate resources and in assessing performance. Based on the Company’s integration and management strategies, the Company operated in a single business segment. All of the Company’s operating revenue is generated from the supply of investment decision support tools.

In the six month period ended May 31, 2007, Barclays PLC and its affiliates accounted for 12% of the Company’s operating revenues.

The following table sets forth revenue and long-lived assets by geographic area (in thousands):

	For the Six Months Ended May 31, 2007
	Revenues	Long-lived Assets
Americas:
United States	$86,989	$630,947
Other	5,355	9

Total Americas	$92,344	$630,956

Europe, Middle East and Africa:
United Kingdom	$21,608	$536
Other	35,971	2,503

Total Europe, Middle East and Africa	$57,579	$3,039

Asia & Australia:
Japan	$15,213	$117
Other	10,685	184

Total Asia & Australia	$25,898	$301

Total	$175,821	$634,296

16.    LEGAL MATTERS

From time to time the Company is party to various litigation matters incidental to the conduct of its business. The Company is not presently party to any legal proceedings the resolution of which it believes would have a material adverse effect on its business, operating results, financial condition or cash flows.

17.    SUBSEQUENT EVENTS

Dividend

On July 18, 2007, the Company declared a dividend in the amount of $973,000,000 to its shareholders. This dividend was subsequently paid on July 19, 2007. This dividend was funded with cash of $325,000,000, supplemented by demand notes to Morgan Stanley and Capital Group International, Inc. of $648,000,000. The Capital Group International demand note of $22,098,694 was paid in full in cash on July 19, 2007.

Founders Grants

On October 24, 2007, the Company’s Board of Directors approved a founders grant, subject to completion of the initial public offering, to employees and service providers of the Company. The expected aggregate value of this founders grant is approximately $68 million of restricted stock units and options, subject to a vesting period. The restricted stock units and options vest over a four-year period, with 50% vesting on the second anniversary of the grant date and 25% vesting on each of the third and fourth anniversary of the grant date. The options have an exercise price per share equal to the final offering price per share and have a term of ten years subject to earlier cancellation in certain circumstances. The aggregate value of the options will be calculated using the Black-Scholes valuation method, consistent with SFAS No. 123R.

Share Reclassification

On October 24, 2007, subject to completion of the initial public offering, the Company’s Board of Directors approved the Amended and Restated Certificate of Incorporation, which included: (i) authority to issue 850,000,000 shares of stock, consisting of 500,000,000 shares of class A common stock, par value $0.01 per share, 250,000,000 shares of class B common stock, par value $0.01 per share, and 100,000,000 shares of preferred stock, par value $0.01 per share; and (ii) a reclassification of each share of the Company’s outstanding common stock into 2,861.235208 shares of class B common stock. All per-share computations included in the consolidated financial statements have been restated to reflect the reclassification.

18.	RESTATEMENT OF CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION AND CASH FLOWS

Subsequent to the issuance of the Company’s fiscal 2006 consolidated financial statements, the Company determined that its previous estimates used in determining the allowance for doubtful accounts contained an error. As a result, the Company restated the accompanying consolidated financial statements to correct the estimate used in determining the allowance for doubtful accounts.

	For the six months ended May 31, 2007
	As previously reported	As restated
	(in thousands)
Consolidated Statement of Financial Condition
Retained earnings	$217,589	$217,614

Consolidated Statement of Cash Flows
Deferred taxes	$(3,397)	$(2,784)
Payable to related parties	$(30,015)	$(34,381)